



2011

# CONSUMERS ENERGY ANNUAL REPORT



Consumers Energy
Count on Us

# CONSUMERS ENERGY KEY OPERATING STATISTICS

ELECTRIC

Operating Revenue ($ millions)


3,443
3,594
3,407
3,802
3,913
07
08
09
10
11

Electric Sales (Billions of kWh)


39
37
36
38
38
07
08
09
10
11

GAS

Operating Revenue ($ millions)


2,621
2,827
2,556
2,354
2,340
07
08
09
10
11

Gas Deliveries to Customers (bcf)


340
338
319
317
337
07
08
09
10
11

# ABOUT CONSUMERS ENERGY

Consumers Energy is the principal subsidiary of CMS Energy. Consumers Energy provides electric and/or natural gas service in Michigan's Lower Peninsula and serves 6.7 million of Michigan's 10 million residents.

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

## FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended *December 31, 2011***

***OR***

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from ____ to ____**

| Commission File Number | Registrant; State of Incorporation; Address; and Telephone Number | IRS Employer Identification No. |
|---|---|---|
| 1-9513 | CMS ENERGY CORPORATION<br>(A Michigan Corporation)<br>One Energy Plaza, Jackson, Michigan 49201<br>(517) 788-0550 | 38-2726431 |
| 1-5611 | CONSUMERS ENERGY COMPANY<br>(A Michigan Corporation)<br>One Energy Plaza, Jackson, Michigan 49201<br>(517) 788-0550 | 38-0442310 |

Securities registered pursuant to Section 12(b) of the Act:

| Registrant | Title of Class | Name of Each Exchange on Which Registered |
|---|---|---|
| **CMS Energy Corporation** | Common Stock, $.01 par value | New York Stock Exchange |
| **Consumers Energy Company** | Preferred Stocks, $100 par value: $4.16 Series, $4.50 Series | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act:** None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
**CMS Energy Corporation**: Yes ☒ No ☐ **Consumers Energy Company**: Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
**CMS Energy Corporation**: Yes ☐ No ☒ **Consumers Energy Company**: Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

**CMS Energy Corporation**: Yes ☒ No ☐ **Consumers Energy Company**: Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

**CMS Energy Corporation**: Yes ☒ No ☐ **Consumers Energy Company**: Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

**CMS Energy Corporation**: Large accelerated filer ☒ Accelerated filer ☐ Non-Accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

**Consumers Energy Company**: Large accelerated filer ☐ Accelerated filer ☐ Non-Accelerated filer ☒ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

**CMS Energy Corporation**: Yes ☐ No ☒ **Consumers Energy Company**: Yes ☐ No ☒

The aggregate market value of CMS Energy voting and non-voting common equity held by non-affiliates was $4.927 billion for the 250,245,978 CMS Energy Common Stock shares outstanding on June 30, 2011 based on the closing sale price of $19.69 for CMS Energy Common Stock, as reported by the New York Stock Exchange on such date.

There were 258,570,812 shares of CMS Energy Common Stock outstanding on February 10, 2012, including 1,296,406 shares owned by Consumers Energy Company. On February 23, 2012, CMS Energy held all voting and non-voting common equity of Consumers. Documents incorporated by reference in Part III: CMS Energy's proxy statement and Consumers' information statement relating to the 2012 annual meeting of stockholders to be held May 18, 2012.

CMS Energy Corporation
Consumers Energy Company

Annual Reports on Form 10-K to the Securities and Exchange Commission for the Year Ended December 31, 2011

TABLE OF CONTENTS


| | | Page |
|---|---|---|
| Glossary | | 3 |
| Filing Format | | 9 |
| Forward-Looking Statements and Information | | 9 |
| PART I: | | |
| Item 1. | Business | 12 |
| Item 1A. | Risk Factors | 29 |
| Item 1B. | Unresolved Staff Comments | 41 |
| Item 2. | Properties | 41 |
| Item 3. | Legal Proceedings | 41 |
| Item 4. | Mine Safety Disclosures | 41 |
| PART II: | | |
| Item 5. | Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities | 42 |
| Item 6. | Selected Financial Data | 43 |
| Item 7. | Management's Discussion and Analysis of Financial Condition and Results of Operations | 43 |
| Item 7A. | Quantitative and Qualitative Disclosures About Market Risk | 43 |
| Item 8. | Financial Statements and Supplementary Data | 45 |
| Item 9. | Changes in and Disagreements With Accountants on Accounting and Financial Disclosure | 173 |
| Item 9A. | Controls and Procedures | 173 |
| Item 9B. | Other Information | 174 |
| PART III: | | |
| Item 10. | Directors, Executive Officers and Corporate Governance | 175 |
| Item 11. | Executive Compensation | 176 |
| Item 12. | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters | 176 |
| Item 13. | Certain Relationships and Related Transactions, and Director Independence | 176 |
| Item 14. | Principal Accountant Fees and Services | 176 |
| PART IV: | | |
| Item 15. | Exhibits and Financial Statement Schedules | 177 |

## GLOSSARY

Certain terms used in the text and financial statements are defined below.

|  |  |
|---|---|
| 2008 Energy Law | Comprehensive energy reform package enacted in Michigan in October 2008 |
| ABATE | Association of Businesses Advocating Tariff Equity |
| ABO | Accumulated benefit obligation; the liabilities of a pension plan based on service and pay to date, which differs from the PBO in that it does not reflect expected future salary increases |
| AFUDC | Allowance for borrowed and equity funds used during construction |
| AOCI | Accumulated other comprehensive income (loss) |
| ARO | Asset retirement obligation |
| ASU | Financial Accounting Standards Board Accounting Standards Update |
| Bay Harbor | A residential/commercial real estate area located near Petoskey, Michigan, in which CMS Energy sold its interest in 2002 |
| bcf | Billion cubic feet of gas |
| Big Rock | Big Rock Point nuclear power plant, formerly owned by Consumers |
| Btu | British thermal unit |
| CAIR | The Clean Air Interstate Rule |
| Cantera Gas Company | Cantera Gas Company LLC, a non-affiliated company, formerly known as CMS Field Services |
| Cantera Natural Gas, Inc. | Cantera Natural Gas, Inc., a non-affiliated company that purchased CMS Field Services |
| CAO | Chief Accounting Officer |
| CCB | Coal combustion by-product |
| CEO | Chief Executive Officer |
| CFO | Chief Financial Officer |
| C&HR Committees | The Compensation and Human Resources Committees of the Boards of Directors of CMS Energy and Consumers |
| City-gate contract | An arrangement made for the point at which a local distribution company physically receives gas from a supplier or pipeline |
| CKD | Cement kiln dust |
| Clean Air Act | Federal Clean Air Act, as amended |
| Clean Water Act | Federal Water Pollution Control Act, as amended |
| CMS Capital | CMS Capital, L.L.C., a wholly owned subsidiary of CMS Energy |
| CMS Energy | CMS Energy Corporation, the parent of Consumers and CMS Enterprises |
| CMS Enterprises | CMS Enterprises Company, a wholly owned subsidiary of CMS Energy |

| | |
|---|---|
| CMS ERM | CMS Energy Resource Management Company, formerly CMS MST, a wholly owned subsidiary of CMS Enterprises |
| CMS Field Services | CMS Field Services, Inc., a former wholly owned subsidiary of CMS Gas Transmission |
| CMS Gas Transmission | CMS Gas Transmission Company, a wholly owned subsidiary of CMS Enterprises |
| CMS Generation San Nicolas Company | CMS Generation San Nicolas Company, a company in which CMS Enterprises formerly owned a 0.1 percent interest |
| CMS Land | CMS Land Company, a wholly owned subsidiary of CMS Capital |
| CMS MST | CMS Marketing, Services and Trading Company, a wholly owned subsidiary of CMS Enterprises, whose name was changed to CMS ERM effective January 2004 |
| CMS Viron | CMS Viron Corporation, a wholly owned subsidiary of CMS ERM |
| Consumers | Consumers Energy Company, a wholly owned subsidiary of CMS Energy |
| Consumers Funding | Consumers Funding LLC, a wholly owned consolidated bankruptcy-remote subsidiary of Consumers and special-purpose entity organized for the sole purpose of purchasing and owning Securitization property, assuming Securitization bonds, and pledging its interest in Securitization property to a trustee to collateralize the Securitization bonds |
| CSAPR | The Cross-State Air Pollution Rule, which would supersede the EPA's proposed Clean Air Transport Rule and replace CAIR, was finalized in July 2011 and was stayed in December 2011 pending judicial review |
| Customer Choice Act | Customer Choice and Electricity Reliability Act, a Michigan statute |
| D.C. | District of Columbia |
| DCCP | Defined Company Contribution Plan |
| DC SERP | Defined Contribution SERP |
| Detroit Edison | The Detroit Edison Company, a non-affiliated company |
| DIG | Dearborn Industrial Generation, L.L.C., a wholly owned subsidiary of Dearborn Industrial Energy, L.L.C., a wholly owned subsidiary of CMS Energy |
| Dodd-Frank Act | Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010 |
| DOE | U.S. Department of Energy |
| DOJ | U.S. Department of Justice |
| EBITDA | Earnings before interest, taxes, depreciation, and amortization |
| EISP | Executive Incentive Separation Plan |
| EnerBank | EnerBank USA, a wholly owned subsidiary of CMS Capital |
| Entergy | Entergy Corporation, a non-affiliated company |
| EPA | U.S. Environmental Protection Agency |

| | |
|---|---|
| EPS | Earnings per share |
| Exchange Act | Securities Exchange Act of 1934, as amended |
| Exeter | Exeter Energy Limited Partnership, a limited partnership formerly owned directly and indirectly by HYDRA-CO |
| FDIC | Federal Deposit Insurance Corporation |
| FERC | The Federal Energy Regulatory Commission |
| First Mortgage Bond Indenture | The indenture dated as of September 1, 1945 between Consumers and The Bank of New York Mellon, as Trustee, as amended and supplemented |
| FLI Liquidating Trust | Trust formed in Missouri bankruptcy court to accomplish the liquidation of Farmland Industries, Inc., a non-affiliated entity |
| FMB | First mortgage bond |
| FOV | Finding of Violation |
| FTR | Financial transmission right |
| GAAP | U.S. Generally Accepted Accounting Principles |
| GCC | Gas Customer Choice, which allows gas customers to purchase gas from alternative suppliers |
| GCR | Gas cost recovery |
| Genesee | Genesee Power Station Limited Partnership, a VIE in which HYDRA-CO has a 50 percent interest |
| Grayling | Grayling Generating Station Limited Partnership, a VIE in which HYDRA-CO has a 50 percent interest |
| GWh | Gigawatt-hour, a unit of energy equal to one billion watt-hours |
| Health Care Acts | Comprehensive health care reform enacted in March 2010, comprising the Patient Protection and Affordable Care Act and the related Health Care and Education Reconciliation Act |
| HYDRA-CO | HYDRA-CO Enterprises, Inc., a wholly owned subsidiary of CMS Enterprises |
| IRS | Internal Revenue Service |
| ISFSI | Independent spent fuel storage installation |
| kilovolts | Thousand volts, a unit used to measure the difference in electrical pressure along a current |
| kVA | Thousand volt-amperes, a unit used to reflect the electrical power capacity rating of equipment or a system |
| kWh | Kilowatt-hour, a unit of energy equal to one thousand watt-hours |
| LIBOR | The London Interbank Offered Rate |
| Ludington | Ludington pumped-storage plant, jointly owned by Consumers and Detroit Edison |

| | |
|---|---|
| MACT | Maximum Achievable Control Technology, which is the emission control that is achieved in practice by the best-controlled similar source; for existing sources, MACT is the average emission limitation achieved by the best performing 12 percent of existing sources or the average limitation achieved by the best performing five sources, depending on the number of sources in the category |
| MATS | Mercury and Air Toxic Standards, which limit mercury, acid gases, and other toxic pollution from coal-fueled and oil-fueled power plants |
| MBT | Michigan Business Tax |
| MCIT | Michigan Corporate Income Tax |
| MCV Facility | A 1,500 MW natural gas-fueled, combined-cycle cogeneration facility operated by the MCV Partnership |
| MCV Partnership | Midland Cogeneration Venture Limited Partnership |
| MCV PPA | PPA between Consumers and the MCV Partnership |
| MD&A | Management's Discussion and Analysis |
| MDEQ | Michigan Department of Environmental Quality |
| MDL | A pending multi-district litigation case in Nevada |
| MEI | Michigan Energy Investments LLC, a non-affiliated company |
| METC | Michigan Electric Transmission Company, LLC, a non-affiliated company |
| MGP | Manufactured gas plant |
| Midwest Energy Market | An energy market developed by MISO to provide day-ahead and real-time market information and centralized dispatch for market participants |
| MISO | The Midwest Independent Transmission System Operator, Inc. |
| Mothball | To place a generating unit into a state of extended reserve shutdown in which the unit is inactive and unavailable for service for a specified period, during which the unit can be brought back into service after receiving appropriate notification and completing any necessary maintenance or other work; generation owners in MISO must request approval to mothball a unit, and MISO then evaluates the request for reliability impacts |
| MPSC | Michigan Public Service Commission |
| MRV | Market-related value of plan assets |
| MW | Megawatt, a unit of power equal to one million watts |
| MWh | Megawatt-hour, a unit of energy equal to one million watt-hours |
| NAV | Net asset value |
| NERC | The North American Electric Reliability Corporation, a non-affiliated company |
| NOV | Notice of Violation |
| NPDES | National Pollutant Discharge Elimination System, a permit system for regulating point sources of pollution under the Clean Water Act |

| | |
|---|---|
| NREPA | Part 201 of Michigan Natural Resources and Environmental Protection Act, a statute that covers environmental activities including remediation |
| NSR | New Source Review, a construction-permitting program under the Clean Air Act |
| NYMEX | The New York Mercantile Exchange |
| OPEB | Postretirement benefit plans other than pensions |
| Palisades | Palisades nuclear power plant, sold by Consumers to Entergy in 2007 |
| Panhandle | Panhandle Eastern Pipe Line Company, including its wholly owned subsidiaries Trunkline Gas Company, LLC, Pan Gas Storage Company, Panhandle Storage Company, and Panhandle Holding Company, a former wholly owned subsidiary of CMS Gas Transmission |
| PBO | Projected benefit obligation |
| PCB | Polychlorinated biphenyl |
| Pension Plan | Trusteed, non-contributory, defined benefit pension plan of CMS Energy, Consumers, and Panhandle |
| PISP | Performance Incentive Stock Plan |
| PPA | Power purchase agreement |
| PSCR | Power supply cost recovery |
| PSD | Prevention of Significant Deterioration |
| PURPA | Public Utility Regulatory Policies Act of 1978 |
| REC | Renewable energy credit established under the 2008 Energy Law |
| Renewable Operating Permit | Michigan's Title V permitting program under the Clean Air Act |
| RMRR | Routine maintenance, repair, and replacement |
| ROA | Retail Open Access, which allows electric generation customers to choose alternative electric suppliers pursuant to the Customer Choice Act |
| S&P | Standard & Poor's Financial Services LLC |
| SEC | U.S. Securities and Exchange Commission |
| Securitization | A financing method authorized by statute and approved by the MPSC which allows a utility to sell its right to receive a portion of the rate payments received from its customers for the repayment of securitization bonds issued by a special-purpose entity affiliated with such utility |
| SERP | Supplemental Executive Retirement Plan |
| Sherman Act | Sherman Antitrust Act, enacted in 1890 |
| Smart Grid | Consumers' grid modernization project, which includes the installation of smart meters that transmit and receive data, a two-way communications network, and modifications to Consumers' existing information technology system to manage the data and enable changes to key business processes |

| | |
|---|---|
| Stranded costs | Costs such as owned and purchased generation and regulatory assets that are incurred by utilities to serve their customers in a regulated monopoly environment, and which may not be recoverable in a competitive environment because of customers leaving their systems and ceasing to pay for their costs |
| Superfund | Comprehensive Environmental Response, Compensation and Liability Act |
| Supplemental Environmental Projects | Environmentally beneficial projects that a party agrees to undertake as part of the settlement of an enforcement action, but which the party is not otherwise legally required to perform |
| TAQA | Abu Dhabi National Energy Company, a subsidiary of Abu Dhabi Water and Electricity Authority, a non-affiliated company |
| Terminal Rental Adjustment Clause | A provision of a leasing agreement which permits or requires the rental price to be adjusted upward or downward by reference to the amount realized by the lessor under the agreement upon sale or other disposition of formerly leased property |
| T.E.S. Filer City | T.E.S. Filer City Station Limited Partnership, a VIE in which HYDRA-CO has a 50 percent interest |
| Title V | A federal program under the Clean Air Act designed to standardize air quality permits and the permitting process for major sources of emissions across the U.S. |
| Trust Preferred Securities | Securities representing an undivided beneficial interest in the assets of statutory business trusts, the interests of which have a preference with respect to certain trust distributions over the interests of either CMS Energy or Consumers, as applicable, as owner of the common beneficial interests of the trusts |
| TSR | Total shareholder return |
| U.S. | United States |
| USW | United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union, AFL-CIO-CLC |
| UWUA | Utility Workers Union of America, AFL-CIO |
| VEBA | Voluntary employees' beneficiary association trusts accounts established specifically to set aside employer-contributed assets to pay for future expenses of the OPEB plan |
| VIE | Variable interest entity |
| Wolverine | Wolverine Power Supply Cooperative, Inc., a non-affiliated company |
| XBRL | eXtensible Business Reporting Language |
| Zeeland | A 935 MW gas-fueled power plant located in Zeeland, Michigan |

## FILING FORMAT

This combined Form 10-K is separately filed by CMS Energy and Consumers. Information in this combined Form 10-K relating to each individual registrant is filed by such registrant on its own behalf. Consumers makes no representation regarding information relating to any other companies affiliated with CMS Energy other than its own subsidiaries. None of CMS Energy, CMS Enterprises, nor any of CMS Energy's other subsidiaries (other than Consumers) has any obligation in respect of Consumers' debt securities and holders of such debt securities should not consider the financial resources or results of operations of CMS Energy, GMS Enterprises, nor any of CMS Energy's other subsidiaries (other than Consumers and its own subsidiaries (in relevant circumstances)) in making a decision with respect to Consumers' debt securities. Similarly, none of Consumers nor any other subsidiary of CMS Energy has any obligation in respect of debt securities of CMS Energy.

## FORWARD-LOOKING STATEMENTS AND INFORMATION

This Form 10-K and other written and oral statements that CMS Energy and Consumers make may contain forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. The use of "might," "may," "could," "should," "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "forecasts," "predicts," "assumes," and other similar words is intended to identify forward-looking statements that involve risk and uncertainty. This discussion of potential risks and uncertainties is designed to highlight important factors that may impact CMS Energy's and Consumers' businesses and financial outlook. CMS Energy and Consumers have no obligation to update or revise forward-looking statements regardless of whether new information, future events, or any other factors affect the information contained in the statements. These forward-looking statements are subject to various factors that could cause CMS Energy's and Consumers' actual results to differ materially from the results anticipated in these statements. These factors include, but are not limited to, the following, all of which are potentially significant:

- the impact of regulation by the MPSC or FERC and other applicable governmental proceedings and regulations, including any associated impact on electric or gas rates or rate structures;
- potentially adverse regulatory treatment or failure to receive timely regulatory orders affecting Consumers that are or could come before the MPSC, FERC, or other governmental authorities, including the treatment of Consumers' pilot electric and gas revenue decoupling mechanisms;
- changes in applicable laws, rules, regulations, principles, or practices, or in their interpretation, including those related to energy policy, the environment, regulation, health care reforms (including the Health Care Acts), taxes, accounting matters, and other business issues that could have an impact on CMS Energy's or Consumers' businesses or financial results, including potential effects of the Dodd-Frank Act and related regulations on CMS Energy, Consumers, or any of their affiliates;
- potentially adverse regulatory or legal interpretations or decisions regarding environmental matters, or delayed regulatory treatment or permitting decisions that are or could come before the MDEQ and/or EPA, and potential environmental remediation costs associated with these interpretations or decisions, including those that may affect Bay Harbor or Consumers' RMRR classification under NSR regulations;
- changes in energy markets, including availability of capacity and the timing and extent of changes in commodity prices and availability of coal, natural gas, natural gas liquids, electricity, oil, and certain related products;
- the price of CMS Energy common stock, the credit ratings of CMS Energy and Consumers, capital and financial market conditions, and the effect of these market conditions on CMS Energy's and Consumers' interest costs and access to the capital markets, including availability of financing to CMS Energy, Consumers, or any of their affiliates;
- the investment performance of the assets of CMS Energy's and Consumers' pension and benefit plans and the discount rates applicable to their plan obligations, and the resulting impact on future funding requirements;

- the impact of the economy, particularly in Michigan, and potential future volatility in the financial and credit markets on CMS Energy's, Consumers', or any of their affiliates' revenues, ability to collect accounts receivable from customers, or cost and availability of capital;
- changes in the economic and financial viability of CMS Energy's and Consumers' suppliers, customers, and other counterparties and the continued ability of these third parties, including third parties in bankruptcy, to meet their obligations to CMS Energy and Consumers;
- population changes in the geographic areas where CMS Energy and Consumers conduct business;
- national, regional, and local economic, competitive, and regulatory policies, conditions, and developments;
- loss of customer demand for electric generation supply to alternative energy suppliers;
- federal regulation of electric sales and transmission of electricity, including periodic re-examination by federal regulators of CMS Energy's and Consumers' market-based sales authorizations in wholesale power markets without price restrictions;
- the impact of credit markets, economic conditions, and any new banking regulations on EnerBank;
- the availability, cost, coverage, and terms of insurance, the stability of insurance providers, and the ability of Consumers to recover the costs of any insurance from customers;
- the effectiveness of CMS Energy's and Consumers' risk management policies, procedures, and strategies, including their strategies to hedge risk related to future prices of electricity, natural gas, and other energy-related commodities;
- factors affecting development of generation projects and distribution infrastructure replacement and expansion projects, including those related to project site identification, construction material pricing, availability of qualified construction personnel, permitting, and government approvals;
- factors affecting operations, such as costs and availability of personnel, equipment, and materials, unusual weather conditions, catastrophic weather-related damage, scheduled or unscheduled equipment outages, maintenance or repairs, environmental incidents, and electric transmission and distribution or gas pipeline system constraints;
- potential disruption to, interruption of, or other impacts on facilities, utility infrastructure, or operations due to accidents, explosions, physical disasters, war, or terrorism, and the ability to obtain or maintain insurance coverage for these events;
- changes or disruption in fuel supply, including but not limited to rail or vessel transport of coal and pipeline transport of natural gas;
- potential costs, lost revenues, or other consequences resulting from misappropriation of assets or sensitive information, corruption of data, or operational disruption in connection with a cyber attack or other cyber incident;
- technological developments in energy production, delivery, usage, and storage;
- the impact of CMS Energy's and Consumers' integrated business software system on their operations, including utility customer billing and collections;
- adverse consequences resulting from any past or future assertion of indemnity or warranty claims associated with assets and businesses previously owned by CMS Energy or Consumers, including claims resulting from attempts by foreign or domestic governments to assess taxes on past operations or transactions;
- the outcome, cost, and other effects of legal or administrative proceedings, settlements, investigations, or claims;

- restrictions imposed by various financing arrangements and regulatory requirements on the ability of Consumers and other subsidiaries of CMS Energy to transfer funds to CMS Energy in the form of cash dividends, loans, or advances;
- earnings volatility resulting from the application of fair value accounting to certain energy commodity contracts, such as electricity sales agreements and interest rate and foreign currency contracts;
- changes in financial or regulatory accounting principles or policies, including a possible future requirement to comply with International Financial Reporting Standards, which differ from GAAP in various ways, including the present lack of special accounting treatment for regulated activities; and
- other matters that may be disclosed from time to time in CMS Energy's and Consumers' SEC filings, or in other publicly issued documents.

For additional details regarding these and other uncertainties, see Item 1A. Risk Factors and Item 8. Financial Statements and Supplementary Data, MD&A, Outlook and Notes to the Consolidated Financial Statements, Note 5, Contingencies and Commitments and Note 6, Regulatory Matters.

PART I
ITEM 1. BUSINESS

## GENERAL

### CMS ENERGY

CMS Energy was formed as a corporation in Michigan in 1987 and is an energy company operating primarily in Michigan. It is the parent holding company of several subsidiaries, including Consumers, an electric and gas utility, and CMS Enterprises, primarily a domestic independent power producer. Consumers serves individuals and businesses operating in the alternative energy, automotive, chemical, metal, and food products industries, as well as a diversified group of other industries. CMS Enterprises, through its subsidiaries and equity investments, is engaged primarily in independent power production and owns power generation facilities fueled mostly by natural gas and biomass.

CMS Energy manages its businesses by the nature of services each provides and operates, principally in three business segments: electric utility, gas utility, and enterprises, its non-utility operations and investments. Consumers' consolidated operations account for substantially all of CMS Energy's total assets, income, and operating revenue. CMS Energy's consolidated operating revenue was $6.5 billion in 2011, $6.4 billion in 2010, and $6.2 billion in 2009.

For further information about operating revenue, net operating income, and identifiable assets and liabilities attributable to all of CMS Energy's business segments and operations, see Item 8. Financial Statements and Supplementary Data, CMS Energy's Selected Financial Information, Consolidated Financial Statements, and Notes to the Consolidated Financial Statements.

### CONSUMERS

Consumers has served Michigan customers since 1886. Consumers was incorporated in Maine in 1910 and became a Michigan corporation in 1968. Consumers owns and operates electric distribution and generation facilities and gas transmission, storage, and distribution facilities. It provides electricity and/or natural gas to 6.7 million of Michigan's 10 million residents. Consumers' rates and certain other aspects of its business are subject to the jurisdiction of the MPSC and FERC, as described in "CMS Energy and Consumers Regulation" in this Item 1.

Consumers' consolidated operating revenue was $6.3 billion in 2011, $6.2 billion in 2010, and $6.0 billion in 2009. For further information about operating revenue, net operating income, and identifiable assets and liabilities attributable to Consumers' electric and gas utility operations, see Item 8. Financial Statements and Supplementary Data, Consumers' Selected Financial Information, Consolidated Financial Statements, and Notes to the Consolidated Financial Statements.

Consumers owns its principal properties in fee, except that most electric lines and gas mains are located below public roads or on land owned by others and are accessed by Consumers through easements and other rights. Almost all of Consumers' properties are subject to the lien of its First Mortgage Bond Indenture. For additional information on Consumers' properties, see Consumers Electric Utility — Electric Utility Properties and Consumers Gas Utility — Gas Utility Properties in the "Business Segments" section of this Item 1.

In 2011, Consumers served 1.8 million electric customers and 1.7 million gas customers in Michigan's Lower Peninsula. Presented in the following map is Consumers' service territory:


Service Territory
LAKE HURON
LAKE MICHIGAN
Electric Service Territory
Gas Service Territory
Combination Electric & Gas Service Territory

## BUSINESS SEGMENTS

### CONSUMERS ELECTRIC UTILITY

**Electric Utility Operations:** Consumers' electric utility operations, which include the generation, purchase, distribution, and sale of electricity, generated operating revenue of $3.9 billion in 2011, $3.8 billion in 2010, and $3.4 billion in 2009. Consumers' electric utility customer base consists of a mix of residential, commercial, and diversified industrial customers in Michigan's Lower Peninsula. Presented in the following illustration is Consumers' 2011 electric utility operating revenue of $3.9 billion by customer class:


Other
6%
Industrial
20%
Residential
43%
Commercial
31%

Consumers' electric utility operations are not dependent on a single customer, or even a few customers, and the loss of any one or even a few of Consumers' largest customers is not reasonably likely to have a material adverse effect on Consumers' financial condition.

In each of 2011 and 2010, Consumers' electric deliveries were 38 billion kWh, which included ROA deliveries of four billion kWh. Net bundled sales were 34 billion kWh in each of 2011 and 2010.

Consumers' electric utility operations are seasonal. The consumption of electric energy typically increases in the summer months, due primarily to the use of air conditioners and other cooling equipment.

Presented in the following illustration are Consumers' monthly weather-adjusted electric deliveries (deliveries adjusted to reflect normal weather conditions) to its customers, including ROA deliveries, during 2011 and 2010:



3,500
3,000
2,500
2,000
1,500
1,000
500
-
Total GWh per Month
January
February
March
April
May
June
July
August
September
October
November
December
2010
2011


Consumers' 2011 summer peak demand was 8,930 MW, which included ROA demand of 624 MW. For the 2010-2011 winter period, Consumers' peak demand was 6,201 MW, which included ROA demand of 489 MW. As required by MISO reserve margin requirements, Consumers owns or controls, through long-term contracts, capacity required to supply its projected firm peak load and necessary reserve margin for summer 2012.

**Electric Utility Properties:** Consumers' distribution system includes:

- 413 miles of high-voltage distribution radial lines operating at 120 kilovolts or above;
- 4,244 miles of high-voltage distribution overhead lines operating at 23 kilovolts and 46 kilovolts;
- 17 miles of high-voltage distribution underground lines operating at 23 kilovolts and 46 kilovolts;
- 55,953 miles of electric distribution overhead lines;
- 10,112 miles of underground distribution lines; and
- substations with an aggregate transformer capacity of 24 million kVA.

Consumers is interconnected to the interstate high-voltage electric transmission system owned by METC and operated by MISO, to neighboring utilities, and to other transmission systems.

At December 31, 2011, Consumers' electric generating system consisted of the following:

| Name and Location (Michigan) | Number of Units and Year Entered Service | 2011 Generation Capacity[1] (MW) | 2011 Net Generation (GWh) |
|---|---|---|---|
| **Coal Generation** | | | |
| J. H. Campbell 1 & 2 — West Olive | 2 Units, 1962-1967 | 615 | 2,764 |
| J. H. Campbell 3 — West Olive[2] | 1 Unit, 1980 | 770 | 5,171 |
| B. C. Cobb 4 & 5 — Muskegon[3] | 2 Units, 1956-1957 | 310 | 1,501 |
| D. E. Karn — Essexville | 2 Units, 1959-1961 | 515 | 2,671 |
| J. C. Weadock — Essexville[3] | 2 Units, 1955-1958 | 290 | 1,770 |
| J. R. Whiting — Erie[3] | 3 Units, 1952-1953 | 323 | 1,591 |
| Total coal generation | | 2,823 | 15,468 |
| **Oil/Gas/Steam Generation** | | | |
| B. C. Cobb 1 – 3 — Muskegon | 3 Units, 1999-2000[4] | — | — |
| D. E. Karn — Essexville | 2 Units, 1975-1977 | 1,276 | 91 |
| Zeeland (combined cycle) — Zeeland | 1 Unit, 2002 | 534 | 1,660 |
| Total oil/gas/steam generation | | 1,810 | 1,751 |
| **Hydroelectric** | | | |
| Conventional hydro generation | 13 Plants, 1906-1949 | 77 | 425 |
| Ludington — Ludington | 6 Units, 1973 | 955[5] | (365)[6] |
| Total hydroelectric | | 1,032 | 60 |
| **Gas/Oil Combustion Turbine** | | | |
| Various plants | 7 Plants, 1966-1971 | 150 | 7 |
| Zeeland (simple cycle) — Zeeland | 2 Units, 2001 | 315 | 161 |
| Total gas/oil combustion turbine | | 465 | 168 |
| **Total owned generation** | | 6,130 | 17,447 |
| **Purchased and interchange power[7]** | | 2,458[8] | 19,499[9] |
| **Total supply** | | 8,588 | 36,946 |
| Generation and transmission use/loss | | | (3,011) |
| **Total net bundled sales** | | | 33,935 |

1 Represents each plant's electric generation capacity during the summer months.

2 Represents Consumers' share of the capacity of the J. H. Campbell 3 unit, net of the 6.69 percent ownership interest of the Michigan Public Power Agency and Wolverine.

3 In December 2011, Consumers announced its plans to mothball seven smaller coal-fueled units effective January 2015. For further information, see Item 8. Financial Statements and Supplementary Data, MD&A, Outlook.

4 B. C. Cobb 1-3 are retired coal-fueled units that were converted to gas-fueled units. B. C. Cobb 1-3 were placed back into service in the years indicated, and subsequently mothballed beginning in April 2009. Consumers has received a one-year extension of the mothball period to April 2013 and will reevaluate the status of B. C. Cobb 1-3 before that time.

5 Represents Consumers' 51 percent share of the capacity of Ludington. Detroit Edison owns the remaining 49 percent.

6 Represents Consumers' share of net pumped-storage generation. The pumped-storage facility consumes electricity to pump water during off-peak hours for storage in order to generate electricity later during peak-demand hours.

7 Includes purchases from the Midwest Energy Market, long-term purchase contracts, and seasonal purchases.

8 Includes 1,240 MW of purchased contract capacity from the MCV Facility and 778 MW of purchased contract capacity from Palisades.

9 Includes 2,723 GWh of purchased energy from the MCV Facility and 6,641 GWh of purchased energy from Palisades.

As shown in the following illustration, Consumers' 2011 generation capacity of 8,588 MW, including capacity of 2,458 MW purchased, relied on a variety of fuel sources:


Oil
8%
Renewables
4%
Nuclear
9%
Coal
35%
Pumped
Storage
11%
Gas
33%

Consumers generated power from the following sources:

| Net Generation | GWh | | | | |
|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2008 | 2007 |
| **Owned Generation** | | | | | |
| Coal | 15,468 | 17,879 | 17,255 | 17,701 | 17,903 |
| Gas | 1,912 | 1,043 | 565 | 804 | 129 |
| Renewable energy (hydro) | 425 | 365 | 466 | 454 | 416 |
| Oil | 7 | 21 | 14 | 41 | 112 |
| Nuclear | — | — | — | — | 1,781 |
| Net pumped storage[1] | (365) | (366) | (303) | (382) | (478) |
| Total owned generation | 17,447 | 18,942 | 17,997 | 18,618 | 19,863 |
| **Purchased and Interchange Power** | | | | | |
| Purchased renewable energy[2] | 1,587 | 1,582 | 1,472 | 1,503 | 1,480 |
| Purchased generation — other[2] | 11,087 | 10,421 | 10,066 | 12,140 | 11,022 |
| Net interchange power[3] | 6,825 | 6,045 | 6,925 | 6,653 | 8,009 |
| Total purchased and interchange power | 19,499 | 18,048 | 18,463 | 20,296 | 20,511 |
| Total supply | 36,946 | 36,990 | 36,460 | 38,914 | 40,374 |

1 Represents Consumers' share of net pumped-storage generation. The pumped-storage facility consumes electricity to pump water during off-peak hours for storage in order to generate electricity later during peak-demand hours.

2 Includes purchases from long-term purchase contracts.

3 Includes purchases from the Midwest Energy Market and seasonal purchases.

The cost of all fuels consumed, shown in the following table, fluctuates with the mix of fuel used.

| Fuel Consumed | Cost Per Million Btu | | | | |
|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2008 | 2007 |
| Coal | $ 2.94 | $ 2.51 | $ 2.37 | $ 2.01 | $ 2.04 |
| Gas | 4.95 | 5.57 | 6.57 | 10.94 | 10.29 |
| Oil | 18.55 | 10.98 | 9.59 | 11.54 | 8.21 |
| Nuclear | — | — | — | — | 0.42 |
| All fuels[1] | $ 3.18 | $ 2.71 | $ 2.56 | $ 2.47 | $ 2.07 |

1 Weighted-average fuel costs

In 2011, Consumers' four coal-fueled generating sites burned 9 million tons of coal and produced a combined total of 15,468 GWh of electricity, which represented 42 percent of the energy provided by Consumers to meet customer demand.

In order to obtain its coal requirements, Consumers enters into physical coal supply contracts. At December 31, 2011, Consumers had contracts to purchase coal through 2014; these contracts total $261 million. All of Consumers' coal supply contracts have fixed prices. At December 31, 2011, Consumers had 86 percent of its 2012 expected coal requirements under contract, as well as a 41-day supply of coal on hand.

In conjunction with its coal supply contracts, Consumers leases a fleet of rail cars and has long-term transportation contracts with various companies to provide rail and vessel services for delivery of purchased coal to Consumers' generating facilities. Consumers' coal transportation contracts expire from 2012 through 2014; these contracts total $427 million.

During 2011, Consumers purchased 53 percent of the electricity it provided to customers through long-term PPAs, seasonal purchases, and the Midwest Energy Market. Consumers offers its generation into the Midwest Energy Market on a day-ahead and real-time basis and bids for power in the market to serve the demand of its customers. Consumers is a net purchaser of power and supplements its generation capability with purchases from the Midwest Energy Market to meet its customers' needs during peak demand periods.

At December 31, 2011, Consumers had unrecognized future commitments (amounts for which liabilities, in accordance with GAAP, have not been recorded on its balance sheet) to purchase capacity and energy under long-term PPAs with various generating plants. These contracts require monthly capacity payments based on the plants' availability or deliverability. The payments for 2012 through 2040 total $15.3 billion and range from $901 million to $1.1 billion annually for each of the next five years. These amounts may vary depending on plant availability and fuel costs. For further information about Consumers' future capacity and energy purchase obligations, see Item 8. Financial Statements and Supplementary Data, MD&A, Capital Resources and Liquidity.

**Electric Utility Competition**: Consumers' electric utility business is subject to actual and potential competition from many sources, in both the wholesale and retail markets, as well as in electric generation, electric delivery, and retail services.

The Customer Choice Act allows all of Consumers' electric customers to buy electric generation service from Consumers or from an alternative electric supplier. The 2008 Energy Law revised the Customer Choice Act by limiting alternative electric supply to ten percent of weather-adjusted retail sales for the preceding calendar year. At December 31, 2011, electric deliveries under the ROA program were at the ten percent limit. Alternative electric suppliers were providing 785 MW of generation service to ROA customers.

Consumers also has competition or potential competition from:

- industrial customers relocating all or a portion of their production capacity outside Consumers' service territory for economic reasons;
- municipalities owning or operating competing electric delivery systems; and
- customer self-generation.

Consumers addresses this competition by monitoring activity in adjacent areas and monitoring compliance with the MPSC's and FERC's rules, providing non-energy services, adding value to customers through Consumers' rates and service, and providing tariff-based incentives that support economic development.

### CONSUMERS GAS UTILITY

**Gas Utility Operations:** Consumers' gas utility operations, which include the purchase, transmission, storage, distribution, and sale of natural gas, generated operating revenue of $2.3 billion in 2011, $2.4 billion in 2010, and $2.6 billion in 2009. Consumers' gas utility customer base consists of a mix of residential, commercial, and diversified industrial customers in Michigan's Lower Peninsula.

Presented in the following illustration is Consumers' 2011 gas utility operating revenue of $2.3 billion by customer class:


Other
4%
Industrial
3%
Commercial
12%
GCC
20%
Residential
61%

Consumers' gas utility operations are not dependent on a single customer, or even a few customers, and the loss of any one or even a few of Consumers' largest customers is not reasonably likely to have a material adverse effect on Consumers' financial condition.

In 2011, deliveries of natural gas, including off-system transportation deliveries, through Consumers' pipeline and distribution network, totaled 337 bcf, which included GCC deliveries of 48 bcf. In 2010, deliveries of natural gas, including off-system transportation deliveries, through Consumers' pipeline and distribution network, totaled 317 bcf, which included GCC deliveries of 36 bcf. Consumers' gas utility operations are seasonal. Consumers injects natural gas into storage during the summer months for use during the winter months when the demand for natural gas is higher. Peak demand occurs in the winter due to colder temperatures and the resulting use of natural gas as a heating fuel. During 2011, 46 percent of the natural gas supplied to all customers during the winter months was supplied from storage. Presented in the following illustration are Consumers' monthly weather-adjusted gas deliveries to its customers, including GCC deliveries, during 2011 and 2010:


Total bcf per Month
50
45
40
35
30
25
20
15
10
5
0
January
February
March
April
May
June
July
August
September
October
November
December
2010
2011

**Gas Utility Properties:** Consumers' gas distribution and transmission system located in Michigan's Lower Peninsula consists of:

- 26,623 miles of distribution mains;
- 1,666 miles of transmission lines;
- seven compressor stations with a total of 150,635 installed and available horsepower; and
- 15 gas storage fields with an aggregate storage capacity of 307 bcf and a working storage capacity of 142 bcf.

**Gas Utility Supply:** In 2011, Consumers purchased 70 percent of the gas it delivered from U.S. producers and 10 percent from Canadian producers. The remaining 20 percent was purchased from authorized GCC suppliers and delivered by Consumers to customers in the GCC program. Presented in the following illustration are the supply arrangements for the gas Consumers delivered to GCC and GCR customers during 2011:


GCC Suppliers
20%
GCR firm city-gate contracts
20%
GCR firm gas transportation contracts
60%

Firm transportation or firm city-gate contracts are those that define a fixed amount, price, and delivery time frame. Consumers' firm gas transportation contracts are with ANR Pipeline Company, Great Lakes Gas Transmission, L.P., Panhandle, Trunkline Gas Company, LLC, and Vector Pipeline L.P. Under these contracts, Consumers purchases and transports gas to Michigan for ultimate delivery to its customers. Consumers' firm gas transportation contracts expire through 2017 and provide for the delivery of 65 percent of Consumers' total gas supply requirements. Consumers purchases the balance of its required gas supply under firm city-gate contracts and through authorized suppliers under the GCC program.

**Gas Utility Competition:** Competition exists in various aspects of Consumers' gas utility business. Competition comes from other gas suppliers taking advantage of direct access to Consumers' customers (GCC) and from alternative fuels and energy sources, such as propane, oil, and electricity.

## ENTERPRISES SEGMENT — NON-UTILITY OPERATIONS AND INVESTMENTS

CMS Energy's enterprises segment, through various subsidiaries and certain equity investments, is engaged primarily in domestic independent power production and the marketing of independent power production. The enterprises segment's operating revenue included in income from continuing operations in CMS Energy's consolidated financial statements was $204 million in 2011, $238 million in 2010, and $216 million in 2009. The enterprises segment's operating revenue included in income (loss) from discontinued operations in CMS Energy's consolidated financial statements was less than $1 million in 2011, $10 million in 2010, and $7 million in 2009.

**Independent Power Production**: At December 31, 2011, CMS Energy had ownership interests in independent power plants totaling 1,135 gross MW or 1,034 net MW. (Net MW reflects that portion of the gross capacity relating to CMS Energy's ownership interests.) Presented in the following table are CMS Energy's interests in independent power plants at December 31, 2011:

| Location | Primary Fuel Type | Ownership Interest (%) | Gross Capacity (MW) | Gross Capacity Under Long-Term Contract (%) |
|---|---|---|---|---|
| Dearborn, Michigan | Natural gas | 100 | 710 | 20 |
| Gaylord, Michigan | Natural gas | 100 | 156 | 59 |
| Comstock, Michigan | Natural gas | 100 | 68 | 59 |
| Filer City, Michigan | Coal | 50 | 73 | 100 |
| Flint, Michigan | Biomass | 50 | 40 | 100 |
| Grayling, Michigan | Biomass | 50 | 38 | 100 |
| New Bern, North Carolina | Biomass | 50 | 50 | 100 |
| **Total** | | | 1,135 | |

The operating revenue from independent power production included in income from continuing operations in CMS Energy's consolidated financial statements was $17 million in 2011 and $18 million in each of 2010 and 2009. The operating revenue from independent power production included in income (loss) from discontinued operations in CMS Energy's consolidated financial statements was less than $1 million in 2011, $10 million in 2010, and $7 million in 2009. CMS Energy's independent power production business faces competition from generators, marketers and brokers, and utilities marketing power in the wholesale market.

**Energy Resource Management**: CMS ERM purchases and sells energy commodities in support of CMS Energy's generating facilities and continues to focus on optimizing CMS Energy's independent power production portfolio. In 2011, CMS ERM marketed 17 bcf of natural gas and 2,417 GWh of electricity. All marketed electricity was generated by independent power production of the enterprises segment. CMS ERM's operating revenue included in income from continuing operations in CMS Energy's consolidated financial statements was $187 million in 2011, $220 million in 2010, and $198 million in 2009.

#### OTHER BUSINESSES

**EnerBank:** EnerBank, a wholly owned subsidiary of CMS Energy, is a Utah state-chartered, FDIC-insured industrial bank providing unsecured consumer installment loans for financing home improvements. EnerBank's operating revenue included in income from continuing operations in CMS Energy's consolidated financial statements was $46 million in 2011, $38 million in 2010, and $26 million in 2009.

### CMS ENERGY AND CONSUMERS REGULATION

CMS Energy, Consumers, and their subsidiaries are subject to regulation by various federal, state, local, and foreign governmental agencies, including those described in the following sections.

#### FERC

FERC has exercised limited jurisdiction over several independent power plants and exempt wholesale generators in which CMS Enterprises has ownership interests, as well as over CMS ERM, CMS Gas Transmission, and DIG. Among other things, FERC has jurisdiction over acquisitions, operations, and disposals of certain assets and facilities, services provided and rates charged, conduct among affiliates, and limited jurisdiction over holding company matters with respect to CMS Energy. FERC, in connection with NERC and with regional reliability organizations, also regulates generation owners and operators, load serving entities, purchase and sale entities, and others with regard to reliability of the bulk power system. Certain aspects of Consumers' gas business are also subject to regulation by FERC.

FERC also regulates certain aspects of Consumers' electric operations, including compliance with FERC accounting rules, wholesale rates, operation of licensed hydroelectric generating plants, transfers of certain facilities, corporate mergers, and issuances of securities.

### MPSC

Consumers is subject to the jurisdiction of the MPSC, which regulates public utilities in Michigan with respect to retail utility rates, accounting, utility services, certain facilities, corporate mergers, and other matters.

The Michigan Attorney General, ABATE, the MPSC Staff, and certain other parties typically participate in MPSC proceedings concerning Consumers. The Michigan Attorney General, ABATE, and others often appeal significant MPSC orders.

**Rate Proceedings:** For information regarding open rate proceedings, see Item 8. Financial Statements and Supplementary Data, Notes to the Consolidated Financial Statements, Note 6, Regulatory Matters.

### OTHER REGULATION

The U.S. Secretary of Energy regulates imports and exports of natural gas and has delegated various aspects of this jurisdiction to FERC and the DOE's Office of Fossil Fuels.

The U.S. Department of Transportation Office of Pipeline Safety regulates the safety and security of gas pipelines through the Natural Gas Pipeline Safety Act of 1968 and subsequent laws.

EnerBank is regulated by the State of Utah and the FDIC.

### ENERGY LEGISLATION

CMS Energy, Consumers, and their subsidiaries are subject to various legislative-driven matters, including Michigan's 2008 Energy Law. This law requires that at least ten percent of Consumers' electric sales volume come from renewable energy sources by 2015, and includes requirements for specific capacity additions. The 2008 Energy Law also requires Consumers to prepare an energy optimization plan and achieve annual sales reduction targets through at least 2015. The targets are incremental with the goal of achieving a six percent reduction in customers' electricity use and a four percent reduction in customers' natural gas use by December 31, 2015. The 2008 Energy Law also reformed the Customer Choice Act to limit alternative energy suppliers to supplying no more than ten percent of Consumers' weather-adjusted sales. For additional information regarding Consumers' renewable energy and energy optimization plans and the Customer Choice Act, see Item 8. Financial Statements and Supplementary Data, MD&A, Outlook, "Consumers' Electric Utility Business Outlook and Uncertainties."

## CMS ENERGY AND CONSUMERS ENVIRONMENTAL COMPLIANCE

CMS Energy, Consumers, and their subsidiaries are subject to various federal, state, and local regulations for environmental quality, including air and water quality, solid waste management, and other matters. For additional information concerning environmental matters, see Item 1A. Risk Factors and Item 8. Financial Statements and Supplementary Data, Notes to the Consolidated Financial Statements, Note 5, Contingencies and Commitments.

CMS Energy has recorded a significant liability for its affiliates' obligations associated with Bay Harbor and Consumers has recorded a significant liability for its obligations at a number of MGP sites. For additional information, see Item 1A. Risk Factors and Item 8. Financial Statements and Supplementary Data, Notes to the Consolidated Financial Statements, Note 5, Contingencies and Commitments.

**Air:** Consumers continues to install state-of-the-art emissions control equipment at its electric generating plants and to convert electric generating units to burn cleaner fuels. Consumers estimates that it will incur expenditures of $1.2 billion from 2012 through 2018 to comply with present and future federal and state regulations that will require extensive reductions in nitrogen oxides, sulfur dioxides, particulate matter, and mercury emissions. Consumers' estimate may increase if additional laws or regulations are adopted or implemented regarding greenhouse gases, including carbon dioxide.

**Solid Waste Disposal:** Costs related to the construction, operation, and closure of solid waste disposal facilities for coal ash are significant. Historically, Consumers has worked with others to reuse 30 to 40 percent of ash produced by its coal-fueled plants, and sells ash for use as a Portland cement replacement in concrete products, as feedstock for the manufacture of Portland cement, and for other environmentally-compatible uses. Consumers' solid waste disposal areas are regulated under Michigan's solid waste rules. Consumers has converted all of its fly ash handling systems to dry systems, which reduce landfill venting substantially. All of Consumers' ash facilities have programs designed to protect the environment and are subject to quarterly MDEQ inspections. The EPA has proposed new federal regulations for ash disposal areas. Consumers estimates that it will incur expenditures of $150 million from 2012 through 2018 to comply with future regulations relating to ash disposal, assuming ash is regulated as a non-hazardous solid waste.

**Water:** Consumers uses significant amounts of water to operate and cool its electric generating plants. Water discharge quality is regulated and administered by the MDEQ under the federal NPDES program. To comply with such regulation, Consumers' facilities have discharge monitoring programs. The EPA is developing new regulations related to cooling water intake systems, but these new regulations are not expected to take effect until after 2018. Accordingly, Consumers does not presently expect to incur any significant expenditures to comply with future regulations relating to cooling water intake systems through 2018. Significant expenditures could be required beyond 2018, but until a rule is final any potential expenditures are difficult to predict. Consumers also expects the EPA to propose new federal regulations for wastewater discharges from electric generating plants in July 2012, with a final rule in 2014. Consumers' preliminary estimate of expenditures to comply with these expected regulations is $150 million from 2012 through 2018.

For further information concerning estimated capital expenditures related to air, solid waste disposal, and water see Item 8. Financial Statements and Supplementary Data, MD&A, Outlook, "Consumers' Electric Utility Business Outlook and Uncertainties – Electric Environmental Estimates."

## INSURANCE

CMS Energy and its subsidiaries, including Consumers, maintain insurance coverage generally similar to comparable companies in the same lines of business. The insurance policies are subject to terms, conditions, limitations, and exclusions that might not fully compensate CMS Energy or Consumers for all losses. A portion of each loss is generally assumed by CMS Energy or Consumers in the form of deductibles and self-insured retentions that, in some cases, are substantial. As CMS Energy or Consumers renews its policies, it is possible that some of the present insurance coverage may not be renewed or obtainable on commercially reasonable terms due to restrictive insurance markets.

CMS Energy's and Consumers' present insurance program does not cover the risks of certain environmental cleanup costs and environmental damages, such as claims for air pollution, damage to sites owned by CMS Energy or Consumers, and some long-term storage or disposal of wastes.

## EMPLOYEES

Presented in the following table are the number of employees of CMS Energy and Consumers:

| December 31 | 2011 | 2010 | 2009 |
|---|---|---|---|
| **CMS ENERGY, INCLUDING CONSUMERS** | | | |
| Number of full-time-equivalent employees | 7,727 | 7,822 | 8,039 |
| **CONSUMERS** | | | |
| Number of full-time-equivalent employees | 7,435 | 7,522 | 7,755 |

**CMS ENERGY EXECUTIVE OFFICERS (as of February 1, 2012)**

| Name | Age | Position | Period |
|---|---|---|---|
| John G. Russell | 54 | President and CEO of CMS Energy | 5/2010-Present |
| | | President and CEO of Consumers | 5/2010-Present |
| | | Director of CMS Energy | 5/2010-Present |
| | | Director of Consumers | 5/2010-Present |
| | | Director of CMS Enterprises | 5/2010-Present |
| | | Chairman of the Board, President, and CEO of CMS Enterprises | 5/2010-Present |
| | | President and Chief Operating Officer of Consumers | 2004-5/2010 |
| Thomas J. Webb | 59 | Executive Vice President and CFO of CMS Energy | 2002-Present |
| | | Executive Vice President and CFO of Consumers | 2002-Present |
| | | Executive Vice President and CFO of CMS Enterprises | 2002-Present |
| | | Director of CMS Enterprises | 2002-Present |
| James E. Brunner | 59 | Senior Vice President and General Counsel of CMS Energy | 11/2006-Present |
| | | Senior Vice President and General Counsel of Consumers | 11/2006-Present |
| | | Senior Vice President and General Counsel of CMS Enterprises | 11/2007-Present |
| | | Director of CMS Enterprises | 2006-Present |
| | | Senior Vice President of CMS Enterprises | 2006-11/2007 |
| John M. Butler | 47 | Senior Vice President of CMS Energy | 2006-Present |
| | | Senior Vice President of Consumers | 2006-Present |
| | | Senior Vice President of CMS Enterprises | 2006-Present |
| David G. Mengebier | 54 | Senior Vice President and Chief Compliance Officer of CMS Energy | 11/2006-Present |
| | | Senior Vice President and Chief Compliance Officer of Consumers | 11/2006-Present |
| | | Senior Vice President of CMS Enterprises | 2003-Present |
| Glenn P. Barba | 46 | Vice President, Controller, and CAO of CMS Energy | 2003-Present |
| | | Vice President, Controller, and CAO of Consumers | 2003-Present |
| | | Vice President, Controller, and CAO of CMS Enterprises | 11/2007-Present |
| | | Vice President and CAO of CMS Enterprises | 2003-11/2007 |

There are no family relationships among executive officers and directors of CMS Energy.

The term of office of each of the executive officers extends to the first meeting of the Board of Directors of CMS Energy after the next annual election of Directors of CMS Energy (scheduled to be held on May 18, 2012).

## CONSUMERS EXECUTIVE OFFICERS (as of February 1, 2012)

| Name | Age | Position | Period |
|---|---|---|---|
| John G. Russell | 54 | President and CEO of CMS Energy | 5/2010-Present |
| | | President and CEO of Consumers | 5/2010-Present |
| | | Director of CMS Energy | 5/2010-Present |
| | | Director of Consumers | 5/2010-Present |
| | | Director of CMS Enterprises | 5/2010-Present |
| | | Chairman of the Board, President, and CEO of CMS Enterprises | 5/2010-Present |
| | | President and Chief Operating Officer of Consumers | 2004-5/2010 |
| Thomas J. Webb | 59 | Executive Vice President and CFO of CMS Energy | 2002-Present |
| | | Executive Vice President and CFO of Consumers | 2002-Present |
| | | Executive Vice President and CFO of CMS Enterprises | 2002-Present |
| | | Director of CMS Enterprises | 2002-Present |
| James E. Brunner | 59 | Senior Vice President and General Counsel of CMS Energy | 11/2006-Present |
| | | Senior Vice President and General Counsel of Consumers | 11/2006-Present |
| | | Senior Vice President and General Counsel of CMS Enterprises | 11/2007-Present |
| | | Director of CMS Enterprises | 2006-Present |
| | | Senior Vice President of CMS Enterprises | 2006-11/2007 |
| John M. Butler | 47 | Senior Vice President of CMS Energy | 2006-Present |
| | | Senior Vice President of Consumers | 2006-Present |
| | | Senior Vice President of CMS Enterprises | 2006-Present |
| David G. Mengebier | 54 | Senior Vice President and Chief Compliance Officer of CMS Energy | 11/2006-Present |
| | | Senior Vice President and Chief Compliance Officer of Consumers | 11/2006-Present |
| | | Senior Vice President of CMS Enterprises | 2003-Present |
| William E. Garrity | 63 | Senior Vice President of Consumers | 2005-Present |
| Jackson L. Hanson | 55 | Senior Vice President of Consumers | 5/2010-Present |
| | | Vice President of Consumers | 11/2006-5/2010 |
| Daniel J. Malone | 51 | Senior Vice President of Consumers | 5/2010-Present |
| | | Vice President of Consumers | 6/2008-5/2010 |
| | | Site Business Manager of Consumers | 12/2006-6/2008 |
| Glenn P. Barba | 46 | Vice President, Controller, and CAO of CMS Energy | 2003-Present |
| | | Vice President, Controller, and CAO of Consumers | 2003-Present |
| | | Vice President, Controller, and CAO of CMS Enterprises | 11/2007-Present |
| | | Vice President and CAO of CMS Enterprises | 2003-11/2007 |

There are no family relationships among executive officers and directors of Consumers.

The term of office of each of the executive officers extends to the first meeting of the Board of Directors of Consumers after the next annual election of Directors of Consumers (scheduled to be held on May 18, 2012).

## AVAILABLE INFORMATION

CMS Energy's internet address is www.cmsenergy.com. Information contained on CMS Energy's website is not incorporated herein. All of CMS Energy's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act are accessible free of charge on CMS Energy's website. These reports are available soon after they are filed electronically with the SEC. Also on CMS Energy's website are its:

- Corporate Governance Principles;
- Codes of Conduct:
  - CMS Energy Corporation/Consumers Energy Company Board of Directors Code of Conduct — January 2012
  - Code of Conduct and Guide to Ethical Business Behavior 2010
  - Guide to Ethical Business Behavior Addendum — March 1, 2011;
- Board committee charters (including the Audit Committee, the Compensation and Human Resources Committee, the Finance Committee, and the Governance and Public Responsibility Committee); and
- Articles of Incorporation (and amendments) and Bylaws.

CMS Energy will provide this information in print to any stockholder who requests it.

Any materials CMS Energy files with the SEC may also be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C., 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address is www.sec.gov.

## ITEM 1A. RISK FACTORS

Actual results in future periods for CMS Energy and Consumers could differ materially from historical results and the forward-looking statements contained in this report. Factors that might cause or contribute to these differences include, but are not limited to, those discussed in the following sections. CMS Energy's and Consumers' businesses are influenced by many factors that are difficult to predict, that involve uncertainties that may materially affect results, and that are often beyond their control. Additional risks and uncertainties not presently known or that the companies' management believes to be immaterial may also adversely affect the companies. The risk factors described in the following sections, as well as the other information included in this report and in other documents filed with the SEC, should be considered carefully before making an investment in securities of CMS Energy or Consumers. Risk factors of Consumers are also risk factors of CMS Energy. All of these risk factors are potentially significant.

***CMS Energy depends on dividends from its subsidiaries to meet its debt service obligations.***

Due to its holding company structure, CMS Energy depends on dividends from its subsidiaries to meet its debt service and other payment obligations. Consumers' ability to pay dividends or acquire its own stock from CMS Energy is limited by restrictions contained in Consumers' preferred stock provisions and potentially by other legal restrictions, such as certain terms in its articles of incorporation, and by FERC requirements. At December 31, 2011, under its articles of incorporation, Consumers had $493 million of unrestricted retained earnings available to pay common stock dividends. If sufficient dividends are not paid to CMS Energy by its subsidiaries, CMS Energy may not be able to generate the funds necessary to fulfill its payment obligations, which could have a material adverse effect on CMS Energy's liquidity and financial condition.

***CMS Energy has indebtedness that could limit its financial flexibility and hence its ability to meet its debt service obligations.***

At December 31, 2011, CMS Energy, including Consumers, had $7.1 billion aggregate principal amount of indebtedness, including $29 million of subordinated indebtedness relating to its convertible preferred securities. CMS Energy had $2.3 billion aggregate principal amount of indebtedness at December 31, 2011. At December 31, 2011, there were no borrowings and $3 million of letters of credit outstanding under CMS Energy's revolving credit agreement. CMS Energy and its subsidiaries may incur additional indebtedness in the future.

The level of CMS Energy's present and future indebtedness could have several important effects on its future operations, including, among others:

- a significant portion of CMS Energy's cash flow from operations could be dedicated to the payment of principal and interest on its indebtedness and would not be available for other purposes;
- covenants contained in CMS Energy's existing debt arrangements, which require it to meet certain financial tests, could affect its flexibility in planning for, and reacting to, changes in its business;
- CMS Energy's ability to obtain additional financing for working capital, capital expenditures, acquisitions, and general corporate and other purposes could become limited;
- CMS Energy could be placed at a competitive disadvantage to its competitors that are less leveraged;
- CMS Energy's vulnerability to adverse economic and industry conditions could increase; and
- CMS Energy's future credit ratings could fluctuate.

CMS Energy's ability to meet its debt service obligations and to reduce its total indebtedness will depend on its future performance, which will be subject to general economic conditions, industry cycles, changes in laws or regulatory decisions (including with respect to environmental matters), and financial, business, and other factors affecting its operations, many of which are beyond its control. CMS Energy cannot make assurances that its business will continue to generate sufficient cash flow from operations to service its indebtedness. If CMS Energy is unable to generate sufficient cash flows from operations, it may be required to sell assets or obtain additional financing. CMS Energy cannot ensure that additional financing will be available on commercially acceptable terms or at all.

***CMS Energy cannot predict the outcome of regulatory reviews and claims regarding its environmental remediation obligation at Bay Harbor.***

CMS Energy has participated in discussions with the EPA and the MDEQ relating to proposals by CMS Land and CMS Capital to remedy the flow of leachate from buried CKD piles at the Bay Harbor site to Lake Michigan and related environmental issues. CMS Energy has reached a tentative agreement with the MDEQ that identifies the final remedies at the site. The parties are awaiting EPA review prior to finalizing the agreement. In December 2010, the MDEQ issued a five-year NPDES permit that authorizes CMS Land to discharge treated leachate into Little Traverse Bay. Discharge of treated leachate at the site has commenced. Costs to treat and discharge collected leachate under this permit could exceed present expectations. Additionally, CMS Land and CMS Capital could be required to alter their present water disposal strategy upon expiration of this permit if the MDEQ or EPA identify a more suitable option, or if the permit itself is challenged before the MDEQ or the courts. CMS Land and CMS Capital, the MDEQ, the EPA, and other parties continue to negotiate the long-term remedy for the Bay Harbor site. These negotiations are focused on, among other things, issues related to:

- the disposal of leachate;
- the location and design of collection lines and upstream water diversion systems;
- application of criteria for various substances such as mercury; and
- other matters that are likely to affect the scope of remedial work that CMS Land and CMS Capital may be obligated to undertake.

Depending on the results of these negotiations, as well as the size of any indemnity obligation or liability under an Administrative Order on Consent signed by CMS Land and CMS Capital or other liability under environmental laws, adverse outcomes of some or all of these matters could have a material adverse effect on CMS Energy's liquidity and financial condition and could negatively affect CMS Energy's financial results.

***CMS Energy and Consumers expect to incur additional significant costs related to remediation of former MGP sites.***

Consumers is presently monitoring or remediating 23 former MGP sites. Consumers is working collaboratively with the MDEQ to agree upon executable remediation plans. About one-third of the 23 sites have been remediated to the extent possible and are now being monitored. The remaining sites are being actively remediated through excavation, treatment at the site, containment, and/or natural reduction; two of these sites require complex remediation plans due to the involvement of surface water.

The MDEQ established a "No Further Action" status for these sites in late 2010 and is presently overhauling the implementation of the 2010 statutory revisions with a focus on streamlining the process, reasonable and consistent implementation, and risk-based techniques.

CMS Energy and Consumers expect to incur additional significant costs related to the remediation of these former MGP sites. Based upon prior MPSC orders, Consumers expects to be able to recover the costs of these cleanup activities through its gas rates, but cannot guarantee that outcome.

***CMS Energy could be affected adversely by a regulatory investigation and civil lawsuits regarding pricing information that CMS MST and CMS Field Services provided to market publications.***

In 2002, CMS Energy notified appropriate regulatory and governmental agencies that some employees at CMS MST and CMS Field Services appeared to have provided inaccurate information regarding natural gas trades to various energy industry publications which compile and report index prices. CMS Energy has cooperated with the DOJ's investigation regarding this matter. CMS Energy is unable to predict the outcome of the DOJ investigation or the amount of any fines or penalties that may be imposed and what effect, if any, the investigation will have on CMS Energy.

CMS Energy, CMS MST, CMS Field Services, Cantera Natural Gas, Inc., and Cantera Gas Company were named as defendants in various lawsuits arising as a result of alleged false natural gas price reporting.

Allegations included manipulation of NYMEX natural gas futures and options prices, price-fixing conspiracies, and artificial inflation of natural gas retail prices in Colorado, Kansas, Missouri, and Wisconsin. CMS Energy cannot predict the outcome of the lawsuits or the amount of damages for which CMS Energy may be liable. It is possible that the outcome in one or more of the lawsuits could have a material adverse effect on CMS Energy's liquidity, financial condition, and results of operations.

***CMS Energy and Consumers retain contingent liabilities in connection with their asset sales.***

The agreements that CMS Energy and Consumers enter into for the sale of assets customarily include provisions whereby they are required to:

- retain specified preexisting liabilities, such as for taxes, pensions, or environmental conditions;
- indemnify the buyers against specified risks, including the inaccuracy of representations and warranties they make; and
- make payments to the buyers depending on the outcome of post-closing adjustments, litigation, audits, or other reviews, including claims resulting from attempts by foreign or domestic governments to assess taxes on past operations or transactions.

Many of these contingent liabilities can remain open for extended periods of time after the sales are closed. Depending on the extent to which the buyers may ultimately seek to enforce their rights under these contractual provisions, and the resolution of any disputes concerning them, there could be a material adverse effect on CMS Energy's or Consumers' liquidity, financial condition, and results of operations.

In January 2002, CMS Energy sold its oil, gas, and methanol investments in Equatorial Guinea. The government of Equatorial Guinea claims that CMS Energy owes $142 million in taxes, plus interest, in connection with the sale. CMS Energy has concluded that the government's tax claim is without merit. The government of Equatorial Guinea indicated through a request for arbitration in October 2011 that it still intends to pursue its claim. CMS Energy is vigorously contesting the claim, and cannot predict the financial impact or outcome of this matter. It is possible that the outcome of this matter could have a material adverse effect on CMS Energy's liquidity, financial condition, and results of operations.

***CMS Energy and Consumers have financing needs and could be unable to obtain bank financing or access the capital markets. Potential disruption in the capital and credit markets could have a material adverse effect on CMS Energy's and Consumers' businesses, including the availability and cost of short-term funds for liquidity requirements and their ability to meet long-term commitments. These consequences could have a material adverse effect on CMS Energy's and Consumers' liquidity, financial condition, and results of operations.***

CMS Energy and Consumers may be subject to liquidity demands under commercial commitments, guarantees, indemnities, letters of credit, and other contingent liabilities. Consumers' capital requirements are expected to be substantial over the next several years as it implements renewable power generation and environmental projects, and those requirements may increase if additional laws or regulations are adopted or implemented.

CMS Energy and Consumers rely on the capital markets, particularly for publicly offered debt, as well as on bank syndications, to meet their financial commitments and short-term liquidity needs if internal funds are not available from Consumers' operations and, in the case of CMS Energy, dividends from Consumers and its other subsidiaries. CMS Energy and Consumers also use letters of credit issued under certain of their revolving credit facilities to support certain operations and investments.

Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives, or failures of significant financial institutions could adversely affect CMS Energy's and Consumers' access to liquidity needed for their respective businesses, as could Consumers' inability to obtain prior FERC authorization for any securities issuances, including publicly offered debt, as is required under the Federal Power Act. Any disruption or inability to obtain FERC authorization could require CMS Energy and Consumers to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for their business needs can be arranged. These measures could include deferring capital expenditures, changing CMS Energy's and Consumers' commodity purchasing strategy to avoid collateral-posting requirements, and reducing or eliminating future share repurchases, dividend payments, or other discretionary uses of cash.

CMS Energy continues to explore financing opportunities to supplement its financial plan. These potential opportunities include refinancing and/or issuing new capital markets debt, preferred stock and/or common equity, and bank financing. Similarly, Consumers plans to seek funds through the capital markets, commercial lenders, and leasing arrangements. Entering into new financings is subject in part to capital market receptivity to utility industry securities in general and to CMS Energy's and Consumers' securities issuances in particular. CMS Energy and Consumers cannot guarantee the capital markets' acceptance of their securities or predict the impact of factors beyond their control, such as actions of rating agencies. If CMS Energy or Consumers is unable to obtain bank financing or access the capital markets to incur or refinance indebtedness, or is unable to obtain commercially reasonable terms for any financing, there could be a material adverse effect on its liquidity, financial condition, and results of operations.

Certain of CMS Energy's securities and those of its affiliates, including Consumers, are rated by various credit rating agencies. Any reduction or withdrawal of one or more of its credit ratings could have a material adverse impact on CMS Energy's or Consumers' ability to access capital on acceptable terms and maintain commodity lines of credit, could make its cost of borrowing higher, and could cause CMS Energy or Consumers to reduce its capital expenditures. If it is unable to maintain commodity lines of credit, CMS Energy or Consumers may have to post collateral or make prepayments to certain of its suppliers under existing contracts. Further, since Consumers provides dividends to CMS Energy, any adverse developments affecting Consumers that result in a lowering of its credit ratings could have an adverse effect on CMS Energy's credit ratings. CMS Energy and Consumers cannot guarantee that any of their present ratings will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency.

***CMS Energy and Consumers could incur significant costs to comply with environmental requirements.***

CMS Energy, Consumers, and their subsidiaries are subject to costly and increasingly stringent environmental regulations. They believe that environmental laws and regulations related to their operations will continue to become more stringent and require them to make additional significant capital expenditures for emissions control equipment installation and upgrades.

In August 2011, the EPA finalized and promulgated CSAPR as a replacement for CAIR. CSAPR was scheduled to take effect on January 1, 2012, and CMS Energy and Consumers were prepared to comply. In December 2011, the U.S. Court of Appeals for the D.C. Circuit issued a stay of CSAPR, and CAIR remains in effect.

In December 2011, the EPA issued the maximum achievable control technology standard for electric generating units, also known as the EGU MACT. This final rule, which the EPA has renamed MATS, is expected to have a significant impact on Consumers' coal-fueled generating fleet.

In 2009, the EPA issued an endangerment finding for greenhouse gases under the Clean Air Act. In this finding, which has been challenged in the U.S. Court of Appeals for the D.C. Circuit by numerous parties, the EPA determined that present and projected atmospheric concentrations of six greenhouse gases threaten the public health and welfare of present and future generations. In May 2010, the EPA issued a final rule that addresses greenhouse gas emissions from stationary sources under the Clean Air Act permitting programs. The "tailoring rule" sets thresholds for greenhouse gas emissions that define when permits under the NSR and Title V programs are required for new and existing industrial facilities. This regulation took effect in January 2011. Comprehensive federal legislation that addresses greenhouse gases has not advanced in the U.S. Congress. Federal legislation is considered likely to be enacted in some form in the future and could have a significant impact on the operation and cost of existing and future fossil-fueled power plants.

In 2011, 98 percent of the energy generated by Consumers came from fossil-fueled power plants, with 87 percent coming from coal-fueled power plants. The emissions from fossil-fueled power plants are presently subject to greenhouse gas regulations. CMS Enterprises also has interests in fossil-fueled power plants and other types of power plants that produce greenhouse gases. Federal laws and rules limiting the emission of greenhouse gases or similar state laws and rules, if enacted, as well as international accords and treaties, could require CMS Energy and Consumers to install additional equipment for emission controls, purchase carbon emissions allowances, curtail operations, invest in non-fossil-fuel generating capacity, or take other significant steps to manage or lower the emission of greenhouse gases.

The following risks related to climate change and emissions could also have a material adverse impact on CMS Energy's and Consumers' liquidity, financial condition, and results of operations:

- litigation originated by third parties against CMS Energy, Consumers, or their subsidiaries due to CMS Energy's or Consumers' greenhouse gas or other emissions;
- impairment of CMS Energy's or Consumers' reputation due to its greenhouse gas or other emissions and public perception of its response to potential environmental regulations, rules, and legislation; and
- extreme weather conditions, such as severe storms, that may affect customer demand, company operations, or assets.

The EPA is considering regulating CCBs, such as coal ash, as hazardous wastes under the Resource Conservation and Recovery Act. Michigan already regulates CCBs as low-hazard industrial waste. If coal ash is regulated as a hazardous waste, Consumers would likely cease the beneficial re-use of this product, resulting in significantly more coal ash requiring costly disposal. Additionally, it is possible that existing landfills could be closed if the upgrades to hazardous waste landfill standards are economically prohibitive. Costs associated with this potential regulation could be substantial.

The EPA is revising regulations that govern cooling water intake structures aimed at protecting aquatic life and that govern water discharges. Costs associated with these revisions could be material to CMS Energy, Consumers, and CMS Enterprises and result in operational changes or possibly significant impacts on the economics of generating units.

CMS Energy and Consumers expect to collect fully from their customers, through the ratemaking process, expenditures incurred to comply with environmental regulations, but cannot guarantee this outcome. If Consumers were unable to recover these expenditures from customers in rates, it could negatively affect CMS Energy's and/or Consumers' liquidity, results of operations, and financial condition and CMS Energy and/or Consumers could be required to seek significant additional financing to fund these expenditures.

***CMS Energy's and Consumers' businesses could be affected adversely by any delay in meeting environmental requirements.***

A delay or failure by CMS Energy or Consumers to obtain or maintain any necessary environmental permits or approvals to satisfy any applicable environmental regulatory requirements or install emission control equipment could:

- prevent the construction of new facilities;
- prevent the continued operation and sale of energy from existing facilities;
- prevent the modification of existing facilities; or
- result in significant additional costs that could have a material adverse effect on their liquidity, financial condition, and results of operations.

***Market performance and other changes could decrease the value of employee benefit plan assets, which then could require significant funding.***

The performance of the capital markets affects the values of assets that are held in trust to satisfy future obligations under CMS Energy's and Consumers' pension and postretirement benefit plans. CMS Energy and Consumers have significant obligations under these plans and hold significant assets in these trusts. These assets are subject to market fluctuations and will yield uncertain returns, which may fall below CMS Energy's and Consumers' forecasted return rates. A decline in the market value of the assets or a change in the level of interest rates used to measure the required minimum funding levels may significantly increase the funding requirements of these obligations. Also, changes in demographics, including increased number of retirements or changes in life expectancy assumptions, may significantly increase the funding requirements of the obligations related to the pension and postretirement benefit plans. If CMS Energy and Consumers were unable to manage their pension and postretirement plan assets successfully, it could have a material adverse effect on their liquidity, financial condition, and results of operations.

***Periodic reviews of the values of CMS Energy's and Consumers' assets could result in impairment charges.***

CMS Energy and Consumers are required by GAAP to review periodically the carrying value of their assets, including those that may be sold. Market conditions, the operational characteristics of their assets, and other factors could result in recording impairment charges for their assets, which could have an adverse effect on their stockholders' equity and their access to additional financing. In addition, CMS Energy and Consumers may be required to record impairment charges at the time they sell assets, depending on the sale prices they are able to secure and other factors.

***CMS Energy and Consumers are subject to information security risks, risks of unauthorized access to their systems, and technology failures.***

In the regular course of business, CMS Energy and Consumers handle a range of sensitive security and customer information. CMS Energy and Consumers are subject to laws and rules issued by various agencies concerning safeguarding and maintaining the confidentiality of this information. A security breach of CMS Energy's and Consumers' information systems could involve theft or the inappropriate release of certain types of information, such as confidential customer information or, separately, system operating information. Such events could disrupt operations, subject CMS Energy and Consumers to possible financial liability, diminish their reputation and the confidence of customers, and have a material adverse effect on CMS Energy's and Consumers' liquidity, financial conditions, and results of operations.

CMS Energy and Consumers operate in a highly regulated industry that requires the continued operation of sophisticated information technology systems and network infrastructure. Despite implementation of security measures, CMS Energy's and Consumers' technology systems are vulnerable to disability, failures, and unauthorized access. Those failures or breaches could impact the reliability of electric and gas generation and delivery and also subject CMS Energy and Consumers to financial harm. If CMS Energy's and Consumers' technology systems were to fail or be breached, CMS Energy and Consumers might not be able to fulfill critical business functions, and sensitive confidential and proprietary data could be compromised, which could have a material adverse effect on CMS Energy's and Consumers' liquidity, financial condition, and results of operations.

A variety of technological tools and systems, including both company-owned information technology and technological services provided by outside parties, support critical functions. The failure of these technologies, or the inability of CMS Energy and Consumers to have these technologies supported, updated, expanded, or integrated into other technologies, could hinder their business operations and materially adversely affect their liquidity, financial condition, and results of operations.

***CMS Energy's and Consumers' businesses have safety risks.***

Consumers' electric and gas delivery systems, power plants, gas infrastructure, and energy products could be involved in accidents that result in injury or property loss to customers, employees, or the public. Although CMS Energy and Consumers have insurance coverage for many potential incidents (subject to deductibles and self-insurance amounts that could be material), depending upon the nature or severity of any incident or accident, CMS Energy or Consumers could suffer financial loss, damage to its reputation, and negative repercussions from regulatory agencies or other public authorities.

***CMS Energy's and Consumers' revenues and results of operations are subject to risks that are beyond their control, including but not limited to natural disasters, terrorist attacks or related acts of war, hostile cyber intrusions, or other catastrophic events.***

The impact of natural disasters, wars, terrorist acts, cyber intrusions, and other catastrophic events on the facilities and operations of CMS Energy and Consumers could have a material adverse affect on their liquidity, financial condition, and results of operations. A terrorist attack on physical infrastructure or a major natural disaster could result in severe damage to CMS Energy's and Consumers' assets beyond what could be recovered through insurance policies. Hostile cyber intrusions, including those targeting information systems as well as electronic control systems used at the generating plants and for the electric and gas distribution systems, could severely disrupt business operations and result in loss of service to customers, as well as significant expense to repair security breaches or system damage. Terrorist attacks or acts of war could result in the disruption of power and fuel markets that could increase costs or disrupt service. Instability in the financial markets as a result of terrorism, war, natural disasters, credit crises, recessions, or other factors, could have a material adverse effect on CMS Energy's and Consumers' liquidity, financial condition, and results of operations.

***CMS Energy and Consumers are exposed to significant reputational risks.***

Consumers is actively engaged in multiple regulatory oversight processes and has a large electric and gas customer base. As a result, Consumers has a highly visible public profile in Michigan. Consumers and CMS Energy could suffer negative impacts to their reputations as a result of operational incidents, violations of corporate compliance policies, regulatory violations, or other events. This could have a material adverse effect on CMS Energy's and Consumers' liquidity, financial condition, and results of operations. It could also result in negative customer perception and increased regulatory oversight.

***Energy risk management strategies may not be effective in managing fuel and electricity pricing risks, which could result in unanticipated liabilities to CMS Energy and Consumers or increased volatility of their earnings.***

Consumers is exposed to changes in market prices for natural gas, coal, electricity, emission allowances, and RECs. Prices for natural gas, coal, electricity, emission allowances, and RECs may fluctuate substantially over relatively short periods of time and expose Consumers to commodity price risk. A substantial portion of Consumers' operating expenses for its plants consists of the costs of obtaining these commodities. Consumers manages these risks using established policies and procedures, and it may use various contracts to manage these risks, including swaps, options, futures, and forward contracts. No assurance can be made that these strategies will be successful in managing Consumers' pricing risk or that they will not result in net liabilities to Consumers as a result of future volatility in these markets.

Natural gas prices in particular have been historically volatile. Consumers routinely enters into contracts to mitigate exposure to the risks of demand, market effects of weather, and changes in commodity prices associated with its gas distribution business. These contracts are executed in conjunction with the GCR mechanism, which is designed to allow Consumers to recover prudently incurred costs associated with those positions. Consumers does not always hedge the entire exposure of its operations from commodity price volatility. Furthermore, the ability to hedge exposure to commodity price volatility depends on liquid commodity markets. As a result, to the extent the commodity markets are illiquid, Consumers may not be able to execute its risk management strategies, which could result in greater unhedged positions than preferred at a given time. To the extent that unhedged positions exist, fluctuating commodity prices could have a negative effect on CMS Energy's and Consumers' liquidity, financial condition, and results of operations.

***Changes in taxation as well as the inherent difficulty in quantifying potential tax effects of business decisions could negatively impact CMS Energy's and Consumers' results of operations.***

CMS Energy and Consumers are required to make judgments regarding the potential tax effects of various financial transactions and results of operations in order to estimate their obligations to taxing authorities. The tax obligations include income, real estate, sales and use taxes, employment-related taxes, and ongoing issues related to these tax matters. The judgments include determining reserves for potential adverse outcomes regarding tax positions that have been taken and may be subject to challenge by the IRS and/or other taxing authorities. Unfavorable settlements of any of the issues related to these reserves at CMS Energy or Consumers could have a material adverse effect on its liquidity, financial condition, and results of operations.

CMS Energy and Consumers are subject to changing tax laws. Increases in local, state, or federal tax rates or other changes in tax laws could have adverse impacts on their liquidity, financial condition, and results of operations.

***Consumers is exposed to risks related to general economic conditions in its service territories.***

Consumers' electric and gas utility businesses are affected by the economic conditions impacting the customers they serve. Although Consumers believes that economic conditions in Michigan are improving, the economy in Consumers' service territories continues to be affected adversely by the recession and its impact on the state's automotive and real estate sectors and by relatively high unemployment. The Michigan economy also has been affected negatively by the uncertainty in the financial and credit markets. If economic conditions in Michigan decline further, Consumers may experience reduced demand for electricity or natural gas that could result in decreased earnings and cash flow. In addition, economic conditions in Consumers' service territory affect its collections of accounts receivable and levels of lost or stolen gas, which in turn impact its liquidity, financial condition, and results of operations.

***CMS Energy's and Consumers' energy sales and operations are affected by seasonal factors and varying weather conditions from year to year.***

CMS Energy's and Consumers' businesses are seasonal. Demand for electricity is greater in the summer cooling season and the winter heating season. Demand for natural gas peaks in the winter heating season. Accordingly, their overall results in the future may fluctuate substantially on a seasonal basis. Mild temperatures during the summer cooling season and winter heating season could have a material adverse affect on CMS Energy's and Consumers' liquidity, financial condition, and results of operations.

***Unplanned power plant outages could be costly for Consumers.***

Unforeseen maintenance of our power plants may be required for many reasons, including catastrophic events such as fires, explosions, floods, or other acts of God, equipment failure, operator error, or to comply with environmental or safety regulations. When unplanned maintenance work is required on power plants or other equipment, Consumers will not only incur unexpected maintenance expenses, but it may also have to make spot market purchases of replacement electricity that exceed Consumers' costs of generation. If Consumers were unable to recover any of these increased costs in rates, it could have a material adverse effect on Consumers' liquidity, financial condition, and results of operations.

***A work interruption or other union actions could adversely affect Consumers.***

Over 40 percent of Consumers' employees are represented by a union. If these employees were to engage in a strike, work stoppage, or other slowdown, or if the terms and conditions in future labor agreements were renegotiated, Consumers could experience a significant disruption in its operations and higher ongoing labor costs.

***Failure to attract and retain an appropriately qualified workforce could harm CMS Energy's and Consumers' results of operations.***

The workforce of CMS Energy and Consumers is aging and a number of employees will become eligible to retire within the next few years. If CMS Energy and Consumers were unable to match skill sets to future needs, they could encounter operating challenges and increased costs. These challenges could include a lack of resources, loss of knowledge, and delays in skill development. Additionally, higher costs could result from the use of contractors to replace employees, loss of productivity, and safety incidents. Failing to train replacement employees adequately and to transfer internal knowledge and expertise could affect CMS Energy's and

Consumers' ability to manage and operate their businesses. If CMS Energy and Consumers were unable to attract and retain an appropriately qualified workforce, their results of operations could be affected negatively.

***Consumers may not be able to obtain an adequate supply of coal or natural gas, which could limit its ability to operate its electric generation facilities or serve its natural gas customers.***

Consumers is dependent on coal for a significant portion of its electric generating capacity. While Consumers has coal supply and transportation contracts in place, there can be no assurance that the counterparties to these agreements will fulfill their obligations to supply coal to Consumers. The suppliers under the agreements may experience financial or operational problems that inhibit their ability to fulfill their obligations to Consumers. In addition, suppliers under these agreements may not be required to supply coal to Consumers under certain circumstances, such as in the event of a natural disaster. If Consumers were unable to obtain its coal requirements under existing or future coal supply and transportation contracts, it might be required to purchase coal at higher prices or forced to purchase electricity from higher cost generating resources in the Midwest Energy Market, which would increase Consumers' working capital requirements.

Consumers has firm interstate transportation and supply agreements in place to facilitate deliveries of natural gas to its customers. Apart from the contractual and monetary remedies available to Consumers in the event of a counterparty's failure to perform, there can be no assurances that the counterparties to these firm interstate transportation and supply agreements will fulfill their obligations to provide natural gas to Consumers. In addition, suppliers under these agreements may not be required to deliver natural gas to Consumers in certain circumstances, such as in the event of a natural disaster. If Consumers were unable to obtain its natural gas supply requirements under existing or future natural gas supply and transportation contracts, it could be required to purchase natural gas at higher prices from other sources or implement its natural gas curtailment program filed with the MPSC, which would increase Consumers' working capital requirements and decrease its natural gas revenues.

***Electric industry regulation could have a material adverse effect on CMS Energy's and Consumers' businesses.***

Federal and state regulation of electric utilities has changed dramatically in the last two decades and could continue to change over the next several years. These changes could have a material adverse effect on CMS Energy's and Consumers' liquidity, financial condition, and results of operations.

CMS Energy and Consumers are subject to, or affected by, extensive federal and state utility regulation. In CMS Energy's and Consumers' business planning and management of operations, they must address the effects of existing and proposed regulation on their businesses and changes in the regulatory framework, including initiatives by federal and state legislatures, regional transmission organizations, utility regulators, and taxing authorities. Adoption of new regulations by federal or state agencies, or changes to present regulations and interpretations of these regulations, could have a material adverse effect on CMS Energy's and Consumers' liquidity, financial condition, and results of operations.

There are multiple proceedings pending before FERC involving transmission matters. CMS Energy and Consumers cannot predict the impact of these electric industry restructuring proceedings on their liquidity, financial condition, and results of operations.

***Electric industry legislation in Michigan, coupled with increased competition in gas and electric markets, could have a material adverse effect on CMS Energy's and Consumers' businesses.***

The 2008 Energy Law, among other things, limits alternative electric supply to ten percent of weather-adjusted retail sales for the preceding calendar year. Lower natural gas prices due to a large supply of natural gas on the market, coupled with low capacity prices in the electric supply market, are placing increasing competitive pressure on Consumers' electric supply. Presently, the ROA level on Consumers' system is at the ten-percent cap and there is a backlog. Proposals have been made to raise the ROA limit above ten percent, which, if enacted, could have a material adverse effect on Consumers' business. Proposals also have been made to increase the electric sales volume that will be required from renewable energy sources, including a proposal that would amend the Michigan Constitution to increase the electric sales volume required from renewable energy sources to 25 percent by 2025. Other new legislation or interpretations could change how the businesses of CMS Energy and Consumers operate, impact Consumers' ability to recover costs through rate increases, or require CMS Energy and Consumers to incur additional expenses.

***The markets for alternative energy and distributed generation could impact financial results.***

Advances in technology could reduce the cost of alternative methods of producing electricity, such as fuel cells, microturbines, windmills, and photovoltaic (solar) cells, to a level that is competitive with that of fossil-fuel technology utilized by CMS Energy and Consumers to produce a majority of their electricity. It is also possible that electric customers could reduce their electric consumption significantly through demand-side energy conservation programs. Changes in technology could also alter the channels through which electric customers buy electricity. Any of these changes could have a material adverse effect on CMS Energy's and Consumers' liquidity, financial condition, or results of operations.

***CMS Energy and Consumers are subject to rate regulation, which could have an adverse effect on financial results.***

CMS Energy and Consumers are subject to rate regulation. Electric and gas rates for their utilities are set by the MPSC and cannot be increased without regulatory authorization. While Consumers is permitted by the 2008 Energy Law to self-implement rate changes six months after a rate filing with the MPSC, subject to certain limitations, if a final rate order from the MPSC provides for lower rates than Consumers self-implemented, Consumers must refund the difference, with interest. Also, the MPSC may delay or deny implementation of a rate increase upon showing of good cause. In February 2011, the MPSC found good cause to delay Consumers' self-implementation of its requested gas rate increase.

In addition, Consumers' plans for making significant capital investments, including modifications to meet new environmental requirements and investment in new generation, could be affected adversely or could have a material adverse effect on Consumers if rate regulators fail to provide timely rate relief. Regulators seeking to avoid or minimize rate increases could resist raising customer rates sufficiently to permit Consumers to recover the full cost of modifications to meet environmental requirements and other prudent investments. In addition, because certain costs are mandated by state requirements for cost recovery, such as resource additions to meet Michigan's renewable resource standard, regulators could be more inclined to oppose rate increases for other required items and investments. Rate regulators could also face pressure to avoid or limit rate increases for a number of reasons, including failure of Michigan's economy to improve sufficiently or diminishment of Consumers' customer base. In addition to potentially affecting Consumers' investment program, any limitation of cost recovery through rates could have a material adverse effect on Consumers' liquidity, financial condition, and results of operations.

Orders of the MPSC could limit recovery of costs of providing service including, but not limited to, environmental and safety related expenditures for coal-fueled plants and other utility properties, power supply and natural gas supply costs, operating and maintenance expenses, additional utility-based investments, costs associated with the proposed retirement and decommissioning of facilities, MISO energy and transmission costs, costs associated with energy efficiency investments and state or federally mandated renewable resource standards, Smart Grid program costs, or expenditures subjected to tracking mechanisms. These orders could also result in adverse regulatory treatment of other matters including, but not limited to, prevention or curtailment of shutoffs for non-paying customers, Consumers' electric and gas revenue decoupling mechanisms, prevention or curtailment of rights to self-implement rate requests, refunds of previously self-implemented rates, or the allocation of the DOE settlement amount.

FERC authorizes certain subsidiaries of CMS Energy to sell electricity at market-based rates. Failure of CMS Energy and Consumers to obtain adequate rates or regulatory approvals in a timely manner could have a material adverse effect on CMS Energy's and Consumers' liquidity, financial condition, and results of operations.

The various risks associated with the MPSC and FERC regulation of CMS Energy's and Consumers' businesses, which include the risk of adverse decisions in any number of rate or regulatory proceedings before either agency, could have a substantial negative effect on the companies' investment plans and results of operations.

***CMS Energy's and Consumers' financial statements, including their reported earnings, could be significantly impacted by convergence with International Financial Reporting Standards.***

The Financial Accounting Standards Board is expected to make broad changes to GAAP as part of an overall initiative to converge U.S. standards with International Financial Reporting Standards. These changes could have significant impacts on the financial statements of CMS Energy and Consumers. Also, the SEC is considering incorporating International Financial Reporting Standards into the financial reporting system for U.S. registrants. A transition to International Financial Reporting Standards could significantly impact CMS Energy's and Consumers' financial results, since these standards differ from GAAP in many ways. One of the major differences is the lack of special accounting treatment for regulated activities under International Financial Reporting Standards, which could result in greater earnings volatility for CMS Energy and Consumers.

***CMS Energy and Consumers are exposed to credit risk of those with whom they do business.***

CMS Energy and Consumers are exposed to credit risk of counterparties with whom they do business. Adverse economic conditions or financial difficulties experienced by these counterparties could impair the ability of these counterparties to pay for CMS Energy's and Consumers' services or fulfill their contractual obligations, including performance and payment of damages. CMS Energy and Consumers depend on these counterparties to remit payments and perform services timely. Any delay or default in payment or performance of contractual obligations could have a material adverse effect on CMS Energy's and Consumers' liquidity, financial condition, and results of operations.

In recent years, the capital and credit markets have experienced unprecedented high levels of volatility and disruption. Market disruption and volatility could have a negative impact on CMS Energy's and Consumers' lenders, suppliers, customers, and other counterparties, causing them to fail to meet their obligations. Adverse economic conditions could also have a negative impact on the loan portfolio of CMS Energy's banking subsidiary, EnerBank.

***EnerBank must comply with governmental laws and regulations that are subject to change and may involve material costs or affect how EnerBank operates.***

In 2010, the Dodd-Frank Act was passed into law. The Dodd-Frank Act is a sweeping piece of legislation, and the financial services industry is still assessing the impacts. Congress detailed some significant changes, but the Dodd-Frank Act leaves many details to be determined by regulation and further study. The full impact will not be fully known for months or even years, as regulations that are intended to implement the Dodd-Frank Act are adopted by the appropriate agencies, and as the text of the Dodd-Frank Act is analyzed by impacted stakeholders and possibly the courts. The Dodd-Frank Act also created the Bureau of Consumer Financial Protection, which is part of the Federal Reserve and has been granted significant rule-making authority in the area of consumer financial products and services. The direction that the Bureau of Consumer Financial Protection will take, the regulations it will adopt, and its interpretation of existing laws and regulations are not yet known.

Also, as required by the Dodd-Frank Act, the Government Accountability Office published a study of the various exemptions in the Bank Holding Company Act for certain types of depository institutions, including industrial banks such as EnerBank. CMS Energy is not regulated as a bank holding company as a result of such an exemption. It is too early to determine what impact, if any, this study will have on the continued availability of this exemption.

In addition, the Dodd-Frank Act added a new Section 13 to the Bank Holding Company Act. Known as the Volcker Rule, it generally restricts certain banking entities and their subsidiaries or affiliates from engaging in proprietary trading activities and owning equity in or sponsoring any private equity or hedge fund. The Volcker Rule becomes effective in July 2012. The implementing regulations for the Volcker Rule were issued in draft form by various regulatory agencies in October 2011. Under the proposed regulations, CMS Energy (and its affiliates) may be restricted from engaging in proprietary trading, investing in third party hedge or private equity funds, or sponsoring these funds unless CMS Energy qualifies for an exemption from the rule. CMS Energy cannot presently predict the full impact of the Volcker Rule on CMS Energy's or EnerBank's operations or financial condition.

Furthermore, effective July 2011, all companies that directly or indirectly control an FDIC-insured bank are required to serve as a source of financial strength for that institution. As a result, CMS Energy could be called upon by the FDIC to infuse additional capital into EnerBank to the extent that EnerBank fails to satisfy its capital requirements. In addition, CMS Energy is contractually required (i) to make cash capital contributions to EnerBank in the event that EnerBank does not maintain required minimum capital ratios and (ii) to provide EnerBank financial support, in an amount and duration as may be necessary for EnerBank to meet the cash needs of its depositors and other operations. EnerBank presently meets or exceeds all of these requirements.

***CMS Energy could be required to pay cash to certain security holders in connection with the optional conversion of their convertible securities.***

CMS Energy has issued two series of cash-convertible securities, of which an aggregate principal amount of $398 million was outstanding at December 31, 2011. If the trading price of CMS Energy's common stock exceeds specified amounts at the end of a particular fiscal quarter, then holders of one or both series of these convertible securities will have the option to convert their securities in the following fiscal quarter, with the principal amount payable in cash by CMS Energy. Accordingly, if these trading price minimums are satisfied and security holders exercise their conversion rights, CMS Energy may be required to outlay a significant amount of cash to those security holders, which could have a material adverse effect on CMS Energy's liquidity and financial condition.

***There are risks associated with Consumers' significant capital investment program planned for the next five years.***

Consumers' planned investments include the Smart Grid program, renewable power generation, gas compression, environmental controls, and other electric and gas infrastructure to upgrade delivery systems. The success of these investments depends on or could be affected by a variety of factors including, but not limited to, effective cost and schedule management during implementation, changes in commodity and other prices, operational performance, changes in environmental, legislative and regulatory requirements, and regulatory cost recovery. Consumers cannot predict the impact that any of these factors could have on the success of its capital investment program. It is possible that adverse events associated with these factors could have a material adverse effect on Consumers' liquidity, financial condition, and results of operations.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

Descriptions of CMS Energy's and Consumers' properties are found in the following sections of Item 1. Business, all of which are incorporated by reference in this Item 2:

- Business Segments, "Consumers Electric Utility – Electric Utility Properties;"
- Business Segments, "Consumers Gas Utility – Gas Utility Properties;" and
- Business Segments, "Enterprises Segment – Non-Utility Operations and Investments – Independent Power Production."

## ITEM 3. LEGAL PROCEEDINGS

For information regarding CMS Energy's, Consumers', and their subsidiaries' significant pending administrative and judicial proceedings involving regulatory, operating, transactional, environmental, and other matters, see Item 8. Financial Statements and Supplementary Data, Notes to the Consolidated Financial Statements, Note 5, Contingencies and Commitments and Note 6, Regulatory Matters.

CMS Energy, Consumers, and certain of their subsidiaries and affiliates are also parties to routine lawsuits and administrative proceedings incidental to their businesses involving, for example, claims for personal injury and property damage, contractual matters, various taxes, and rates and licensing.

## ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

# ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

## CMS ENERGY

CMS Energy's common stock is traded on the New York Stock Exchange. Market prices for CMS Energy's common stock and related security holder matters are contained in Item 8. Financial Statements and Supplementary Data, MD&A and Notes to the Consolidated Financial Statements, Note 22, Quarterly Financial and Common Stock Information (Unaudited), which are incorporated by reference herein. At February 10, 2012, the number of registered holders of CMS Energy's common stock totaled 40,543, based on the number of record holders. Presented in the following table are CMS Energy's dividends on its common stock:

| | Per Share | | | |
|---|---|---|---|---|
| | February | May | August | November |
| 2011 | $0.21 | $0.21 | $0.21 | $0.21 |
| 2010 | 0.15 | 0.15 | 0.15 | 0.21 |

Information regarding securities authorized for issuance under equity compensation plans is included in CMS Energy's definitive proxy statement, which is incorporated by reference herein. For additional information regarding dividends and dividend restrictions, see Item 8. Financial Statements and Supplementary Data, Notes to the Consolidated Financial Statements, Note 7, Financings and Capitalization.

## CONSUMERS

Consumers' common stock is privately held by its parent, CMS Energy, and does not trade in the public market. Presented in the following table are Consumers' cash dividends on its common stock:

| | In Millions | | | |
|---|---|---|---|---|
| | February | May | August | November |
| 2011 | $104 | $92 | $96 | $82 |
| 2010 | 114 | 54 | 91 | 99 |

For additional information regarding dividends and dividend restrictions, see Item 8. Financial Statements and Supplementary Data, Notes to the Consolidated Financial Statements, Note 7, Financings and Capitalization.

### Issuer Repurchases of Equity Securities

Presented in the following table are CMS Energy's repurchases of equity securities for the three months ended December 31, 2011:

| Period | Total Number of Shares Purchased[1] | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Number of Shares that May Yet Be Purchased Under Publicly Announced Plans or Programs |
|---|---|---|---|---|
| October 1, 2011 to October 31, 2011 | 1,695 | $19.79 | — | — |
| November 1, 2011 to November 30, 2011 | — | — | — | — |
| December 1, 2011 to December 31, 2011 | — | — | — | — |
| Total | 1,695 | $19.79 | — | — |

1 Common shares were purchased to satisfy CMS Energy's minimum statutory income tax withholding obligation for common shares that have vested under the PISP. Shares repurchased have a value based on the market price on the vesting date.

### Unregistered Sales of Equity Securities

None.

## ITEM 6. SELECTED FINANCIAL DATA

Selected financial information for CMS Energy and Consumers is contained in Item 8. Financial Statements and Supplementary Data, Selected Financial Information, which is incorporated by reference herein.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis of financial condition and results of operations for CMS Energy and Consumers is contained in Item 8. Financial Statements and Supplementary Data, MD&A, which is incorporated by reference herein.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and qualitative disclosures about market risk for CMS Energy and Consumers are contained in Item 8. Financial Statements and Supplementary Data, MD&A, Critical Accounting Policies and Estimates, "Financial and Derivative Instruments and Market Risk Information," which is incorporated by reference herein.

(This page intentionally left blank)

# ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


| | Page |
|---|---|
| Index to Financial Statements: | |
| Selected Financial Information | |
| CMS Energy | 46 |
| Consumers | 47 |
| Management's Discussion and Analysis | 48 |
| Consolidated Financial Statements | |
| CMS Energy | 78 |
| Consumers | 87 |
| Notes to the Consolidated Financial Statements | 94 |
| Reports of Independent Registered Public Accounting Firm | |
| CMS Energy | 170 |
| Consumers | 171 |

**Selected Financial Information** **CMS Energy Corporation**

| | | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|---|
| Operating revenue (in millions) | ($) | 6,503 | 6,432 | 6,205 | 6,807 | 6,451 |
| Income (loss) from equity method investees (in millions) | ($) | 9 | 11 | (2) | 5 | 40 |
| Income (loss) from continuing operations (in millions)[1] | ($) | 415 | 366 | 220 | 301 | (120) |
| Income (loss) from discontinued operations (in millions) | ($) | 2 | (23) | 20 | 1 | (110) |
| Net income (loss) available to common stockholders (in millions) | ($) | 415 | 324 | 218 | 284 | (234) |
| Average common shares outstanding (in thousands) | | 250,824 | 231,473 | 227,169 | 225,671 | 224,473 |
| Earnings (loss) from continuing operations per average common share | | | | | | |
| CMS Energy — Basic | ($) | 1.65 | 1.50 | 0.87 | 1.25 | (0.65) |
| — Diluted | ($) | 1.57 | 1.36 | 0.83 | 1.20 | (0.65) |
| Earnings (loss) per average common share | | | | | | |
| CMS Energy — Basic | ($) | 1.66 | 1.40 | 0.96 | 1.25 | (1.04) |
| — Diluted | ($) | 1.58 | 1.28 | 0.91 | 1.20 | (1.04) |
| Cash provided by operations (in millions) | ($) | 1,169 | 959 | 848 | 557 | 23 |
| Capital expenditures, excluding assets placed under capital lease (in millions) | ($) | 882 | 821 | 818 | 792 | 1,263 |
| Total assets (in millions) | ($) | 16,452 | 15,616 | 15,256 | 14,901 | 14,180 |
| Long-term debt, excluding current portion (in millions) | ($) | 6,040 | 6,448 | 5,895 | 6,015 | 5,533 |
| Non-current portion of capital and finance lease obligations (in millions) | ($) | 167 | 188 | 197 | 206 | 225 |
| Total preferred stock (in millions) | ($) | — | — | 239 | 243 | 250 |
| Cash dividends declared per common share | ($) | 0.84 | 0.66 | 0.50 | 0.36 | 0.20 |
| Market price of common stock at year-end | ($) | 22.08 | 18.60 | 15.66 | 10.11 | 17.38 |
| Book value per common share at year-end | ($) | 11.92 | 11.19 | 11.42 | 10.93 | 9.54 |
| Number of employees at year-end (full-time equivalents) | | 7,727 | 7,822 | 8,039 | 7,970 | 7,898 |
| **Electric Utility Statistics** | | | | | | |
| Sales (billions of kWh) | | 38 | 38 | 36 | 37 | 39 |
| Customers (in thousands) | | 1,791 | 1,792 | 1,796 | 1,814 | 1,799 |
| Average sales rate per kWh | (¢) | 10.80 | 10.54 | 9.81 | 9.48 | 8.65 |
| **Gas Utility Statistics** | | | | | | |
| Sales and transportation deliveries (bcf) | | 337 | 317 | 319 | 338 | 340 |
| Customers (in thousands)[2] | | 1,713 | 1,711 | 1,708 | 1,713 | 1,710 |
| Average sales rate per mcf | ($) | 9.98 | 10.60 | 10.73 | 11.25 | 10.66 |

[1] Income (loss) from continuing operations includes income (loss) attributable to noncontrolling interests of $2 million at December 31, 2011, $3 million at December 31, 2010, $11 million at December 31, 2009, $7 million at December 31, 2008, and $(8) million at December 31, 2007.

[2] Excludes off-system transportation customers.

## Selected Financial Information

**Consumers Energy Company**

| | | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|---|
| Operating revenue (in millions) | ($) | 6,253 | 6,156 | 5,963 | 6,421 | 6,064 |
| Net income (in millions) | ($) | 467 | 434 | 293 | 364 | 312 |
| Net income available to common stockholder (in millions) | ($) | 465 | 432 | 291 | 362 | 310 |
| Cash provided by operations (in millions) | ($) | 1,323 | 910 | 922 | 873 | 440 |
| Capital expenditures, excluding assets placed under capital lease (in millions) | ($) | 876 | 815 | 811 | 789 | 1,258 |
| Total assets (in millions) | ($) | 15,662 | 14,839 | 14,622 | 14,246 | 13,401 |
| Long-term debt, excluding current portion (in millions) | ($) | 3,987 | 4,488 | 4,063 | 3,908 | 3,692 |
| Non-current portion of capital and finance lease obligations (in millions) | ($) | 167 | 188 | 197 | 206 | 225 |
| Total preferred stock (in millions) | ($) | 44 | 44 | 44 | 44 | 44 |
| Number of preferred stockholders at year-end | | 1,428 | 1,496 | 1,531 | 1,584 | 1,641 |
| Number of employees at year-end (full-time equivalents) | | 7,435 | 7,522 | 7,755 | 7,697 | 7,614 |
| **Electric Utility Statistics** | | | | | | |
| Sales (billions of kWh) | | 38 | 38 | 36 | 37 | 39 |
| Customers (in thousands) | | 1,791 | 1,792 | 1,796 | 1,814 | 1,799 |
| Average sales rate per kWh | (¢) | 10.80 | 10.54 | 9.81 | 9.48 | 8.65 |
| **Gas Utility Statistics** | | | | | | |
| Sales and transportation deliveries (bcf) | | 337 | 317 | 319 | 338 | 340 |
| Customers (in thousands)[1] | | 1,713 | 1,711 | 1,708 | 1,713 | 1,710 |
| Average sales rate per mcf | ($) | 9.98 | 10.60 | 10.73 | 11.25 | 10.66 |

[1] Excludes off-system transportation customers.

CMS Energy Corporation

Consumers Energy Company

MANAGEMENT'S DISCUSSION AND ANALYSIS

This MD&A is a combined report of CMS Energy and Consumers.

## EXECUTIVE OVERVIEW

CMS Energy is an energy company operating primarily in Michigan. It is the parent holding company of several subsidiaries, including Consumers, an electric and gas utility, and CMS Enterprises, primarily a domestic independent power producer. Consumers' electric utility operations include the generation, purchase, distribution, and sale of electricity, and Consumers' gas utility operations include the purchase, transmission, storage, distribution, and sale of natural gas. Consumers' customer base consists of a mix of residential, commercial, and diversified industrial customers. CMS Enterprises, through its subsidiaries and equity investments, owns and operates power generation facilities.

CMS Energy and Consumers manage their businesses by the nature of services each provides. CMS Energy operates principally in three business segments: electric utility; gas utility; and enterprises, its non-utility investments and operations. Consumers operates principally in two business segments: electric utility and gas utility.

CMS Energy and Consumers earn revenue and generate cash from operations by providing electric and natural gas utility services; electric distribution and generation; gas transmission, storage, and distribution; and other energy-related services. Their businesses are affected primarily by:

- regulation and regulatory matters;
- economic conditions;
- weather;
- energy commodity prices;
- interest rates; and
- CMS Energy's and Consumers' securities' credit ratings.

CMS Energy's business strategy has emphasized the key elements depicted below:



Consistent
Financial
performance
Fair and timely
regulation
Utility
Investment
Customer
value
Safe, excellent operations

**SAFE, EXCELLENT OPERATIONS**

The safety and security of employees, customers, and the general public remain a priority of CMS Energy and Consumers. Accordingly, CMS Energy and Consumers have worked to integrate a set of safety principles into their business operations and culture. These principles include complying with applicable safety, health, and security regulations and implementing programs and processes aimed at continually improving safety and security conditions. From 2007 to 2011, Consumers achieved a 73 percent reduction in the annual number of recordable safety incidents.

**CUSTOMER VALUE**

Consumers is undertaking a number of initiatives that reflect its intensified customer focus. Consumers' planned investments in reliability are aimed at improving safety, reducing customer outage frequency, reducing repetitive outages, and increasing customer satisfaction. Consumers' productivity and efficiency improvements are expected to help keep annual base rate increases (excluding PSCR and GCR charges) at or below the average rate of inflation. Consumers considers these and other aspects of its customer value initiative to be important to its success.

**UTILITY INVESTMENT**

Consumers expects to make capital investments of $6.6 billion from 2012 through 2016, as presented in the following illustration:



Other
$0.6 billion
Smart Grid
$0.3 billion
New customers
$0.3 billion
Generation
$0.5 billion
Renewables
$0.5 billion
Reliability
$1.2 billion
Distribution
$1.7 billion
Environmental
$1.5 billion


Consumers has limited its capital investment program to those investments it believes are needed to provide safe, reliable, and efficient service to its customers. Consumers' capital investment program is expected to result in annual rate base growth of five to seven percent while allowing Consumers to maintain sustainable customer base rate increases (excluding PSCR and GCR charges) at or below the rate of inflation.

Among the key components of Consumers' investment program are projects that will enhance customer value. Consumers' planned distribution investments of $1.7 billion comprise $1.0 billion of electric utility projects to improve reliability and increase capacity and $0.7 billion of gas utility projects to increase capacity and deliverability and enhance pipeline integrity. Consumers also expects to spend $1.5 billion on environmental investments needed to comply with state and federal laws and regulations. An additional $1.2 billion of planned reliability investments at Consumers are aimed at reducing outages and improving customer satisfaction; these investments comprise $0.8 billion at the electric utility to strengthen circuits and substations, replace poles, and upgrade the Ludington pumped-storage plant, and $0.4 billion at the gas utility to replace mains and enhance transmission and storage systems.

Renewable energy projects are another major component of Consumers' planned capital investments. Consumers expects to spend $0.5 billion on renewable energy investments from 2012 through 2016. The 2008 Energy Law requires that at least ten percent of Consumers' electric sales volume come from renewable energy sources by 2015, and it includes requirements for specific capacity additions. Consumers has historically included renewable resources as part of its portfolio, with about five percent of its present power supply coming from such renewable sources as hydroelectric, landfill gas, biomass, and wind. In May 2011, the MPSC issued an order approving Consumers' amended renewable energy plan, with slight modifications. Under the amended plan, Consumers reduced the renewable energy surcharge by an annual amount of $54 million, to $23 million beginning in September 2011, reflecting lower-than-expected costs to comply with renewable energy requirements. In October 2011, Consumers filed an application for the biennial review and approval of its renewable energy plan. This filing proposes to reduce further the renewable energy surcharge by an annual amount of $3 million, to $20 million.

Consumers' Smart Grid program, with an estimated total project capital cost of $750 million, also represents a major capital investment. The full-scale deployment of advanced metering infrastructure is planned to begin in the second half of 2012 and to continue through 2019. Consumers has spent $140 million through 2011 on its Smart Grid program, and expects to spend an additional $260 million, following a phased approach, from 2012 through 2016.

In December 2011, Consumers formally canceled its plans to build an 830-MW coal-fueled plant at its Karn/Weadock generating complex. This decision reflects present and anticipated market conditions, new environmental standards, and Consumers' expectations of the generation sources that will provide the best energy value to customers. Consumers updated its capital investment plan in May 2010, when it deferred development of the now-canceled coal-fueled plant. Consumers plans to make other investments in place of the coal-fueled plant, including installing additional environmental controls on some of its existing coal-fired units and improving reliability.

Also in December 2011, Consumers announced plans to mothball seven of its smaller coal-fueled units effective January 2015. Consumers will continue to evaluate its options for the plants, which include:

- installing more environmental equipment on the units to reduce emissions further in order to meet new environmental standards and continue to operate the units;
- converting the units to natural gas instead of coal;
- decommissioning the units; and
- a combination of these three options, depending on customer needs and market conditions.

### REGULATION

Regulatory matters are a key aspect of CMS Energy's and Consumers' businesses, particularly Consumers' rate cases and regulatory proceedings before the MPSC. Important regulatory events and developments are summarized below.

- *Gas Rate Cases:* In May 2011, the MPSC approved a settlement agreement in Consumers' 2010 gas rate case, authorizing a $31 million annual rate increase, based on a 10.5 percent authorized return on equity. Consumers filed a new general gas rate case in September 2011, seeking an annual rate increase of $49 million, based on a 10.7 percent authorized return on equity. In February 2012, Consumers filed testimony and exhibits with the MPSC in support of a self-implemented annual rate increase of $23 million, based on a 10.5 percent authorized return on equity.

- *Electric Rate Case:* In June 2011, Consumers filed a new general electric rate case seeking an annual rate increase of $195 million, based on a 10.7 percent authorized return on equity. In December 2011, the MPSC issued an order stating that it found good cause to prevent implementation of any amount over $118 million. Accordingly, Consumers self-implemented an annual rate increase of $118 million in December 2011, subject to refund with interest.
- *Revenue Decoupling Mechanisms:* In March 2011, Consumers filed its first reconciliation of the electric revenue decoupling mechanism, requesting recovery of $27 million from customers for the period December 2009 through November 2010. This mechanism, authorized under the MPSC's 2010 electric rate case order through November 2011, allowed Consumers to adjust future electric rates to compensate for changes in sales volumes resulting from the difference between the level of average sales per customer adopted in the order and actual average sales per customer, subject to certain conditions. In February 2012, the administrative law judge recommended that the MPSC approve Consumers' reconciliation of the electric revenue decoupling mechanism.

  Consumers is required to file its second electric revenue decoupling mechanism reconciliation for the period December 2010 through November 2011 by March 2012.
- In September 2011, Consumers filed its first reconciliation of the gas revenue decoupling mechanism, requesting recovery of $16 million from customers for the period June 2010 through May 2011. This mechanism, authorized under the MPSC's 2010 gas rate case order, allows Consumers to adjust future gas rates to compensate for changes in sales volumes resulting from the difference between the level of average sales per customer adopted in the order and actual average weather-adjusted sales per customer, subject to certain conditions.
- *DOE Settlement:* In July 2011, Consumers entered into an agreement with the DOE to settle for $120 million its claims related to the DOE's failure to accept spent nuclear fuel. In September 2011, Consumers filed an application with the MPSC regarding the allocation of the $120 million settlement amount.

Environmental regulation is another area of importance for CMS Energy and Consumers, and they are monitoring numerous legislative and regulatory initiatives to regulate greenhouse gases, as well as related litigation. The EPA has taken steps to regulate greenhouse gases under the Clean Air Act, and is expected to propose guidelines for states to regulate greenhouse gas emissions from new and existing sources.

In July 2011, the EPA finalized CSAPR, which replaces CAIR and requires Michigan and 27 other states to improve air quality by reducing power plant emissions that allegedly contribute to ground-level ozone and fine particle pollution in other downwind states. In December 2011, due to litigation surrounding CSAPR, the U.S. Court of Appeals for the D.C. Circuit issued a stay of CSAPR, stating that CAIR would remain in place while the court considers the issues.

Additionally, in December 2011, the EPA finalized its MACT emission standards for mercury and other hazardous air pollutants for electric generating units, calling the final rule MATS. Although numerous parties, including the State of Michigan, have sought to extend the deadline of MATS, it is expected to take effect in 2015. CMS Energy and Consumers are continuing to assess the impact and cost of complying with CSAPR and MATS.

### Financial Performance in 2011 and Beyond

In 2011, CMS Energy's net income available to common stockholders was $415 million, and diluted EPS were $1.58. This compares with net income available to common stockholders of $324 million and diluted EPS of $1.28 in 2010. Among the factors contributing to CMS Energy's improved performance in 2011 were benefits from rate orders, which allowed CMS Energy to increase spending on forestry, equipment maintenance, and other operating activities aimed at improving reliability, and which offset higher depreciation expense from increased plant in service and higher service restoration costs as a result of a series of unusually severe storms in 2011. CMS Energy also recognized a tax benefit resulting from the enactment of the MCIT in May 2011.

A more detailed discussion of the factors affecting CMS Energy's and Consumers' performance can be found in the "Results of Operations" section that follows this Executive Overview.

CMS Energy and Consumers believe that economic conditions in Michigan are improving. Although Michigan's economy continues to be affected by the recession and its impact on the state's automotive industry and by high unemployment rates, there are indications that the recession has eased in Michigan. Consumers expects its electric sales to increase by about one percent annually through 2016, driven largely by the continued rise in industrial production. Consumers is projecting that its gas sales will remain stable through 2016. This outlook reflects growth in gas demand offset by energy efficiency and conservation.

As Consumers seeks to continue to receive fair and timely regulatory treatment, delivering customer value will remain a key strategic priority. To keep costs down for its utility customers, Consumers has set goals to achieve further annual productivity improvements. Additionally, Consumers will strive to give priority to capital investments that increase customer value or lower costs.

Consumers expects to continue to have sufficient capacity to fund its investment-based growth plans. CMS Energy also expects its sources of liquidity to remain sufficient to meet its cash requirements. CMS Energy and Consumers will continue to monitor developments in the financial and credit markets, as well as government policy responses to those developments, for potential implications for their businesses and their future financial needs.

## RESULTS OF OPERATIONS

### CMS ENERGY'S CONSOLIDATED RESULTS OF OPERATIONS

| Years Ended December 31 | 2011 | 2010 | 2009 |
|---|---|---|---|
| | In Millions, Except Per Share Amounts | | |
| Net Income Available to Common Stockholders | $ 415 | $ 324 | $ 218 |
| Basic Earnings Per Share | $1.66 | $1.40 | $0.96 |
| Diluted Earnings Per Share | $1.58 | $1.28 | $0.91 |

| Years Ended December 31 | 2011 | 2010 | Change | 2010 | 2009 | Change |
|---|---|---|---|---|---|---|
| | | | In Millions | | | |
| Electric utility | $333 | $ 303 | $30 | $ 303 | $194 | $109 |
| Gas utility | 130 | 127 | 3 | 127 | 96 | 31 |
| Enterprises | 32 | 36 | (4) | 36 | (7) | 43 |
| Corporate interest and other | (82) | (119) | 37 | (119) | (85) | (34) |
| Discontinued operations | 2 | (23) | 25 | (23) | 20 | (43) |
| Net Income Available to Common Stockholders | $415 | $ 324 | $91 | $ 324 | $218 | $106 |

Presented in the following table are specific after-tax changes to net income available to common stockholders for 2011 versus 2010:

| | 2011 better/(worse) than 2010 In Millions | |
|---|---|---|
| Electric and gas rate orders | $72 | |
| Gas sales | 18 | |
| Electric sales | 4 | |
| Distribution and service restoration cost | (37) | |
| Other, including depreciation and property tax | (31) | $26 |
| Lower subsidiary earnings of enterprises segment | | (22) |
| Cost of debt retirements and preferred stock redemptions | 13 | |
| Interest expense | 10 | |
| Other, mainly tax impacts | 10 | 33 |
| MCIT enactment | 32 | |
| Absence of 2010 increase in Bay Harbor environmental liability | 25 | |
| Absence of 2010 insurance settlement recovery | (31) | |
| Other, including absence of 2010 tax adjustments related to previously sold businesses | 28 | 54 |
| Total change | | $91 |

Presented in the following table are specific after-tax changes to net income available to common stockholders for 2010 versus 2009:

| | 2010 better/(worse) than 2009 In Millions | | |
|---|---|---|---|
| Electric and gas rate orders | | $ 90 | |
| Electric sales | | | |
| Weather | $ 52 | | |
| Customer shift to energy-only rates and to ROA | (36) | | |
| Decoupling benefit | 11 | 27 | |
| Gas sales, primarily weather | | (14) | |
| 2009 net benefits, primarily asset sale gain and tax credit | | (17) | |
| Write-off of proposed coal-fueled plant cost | | (14) | |
| Other, mainly depreciation | | (5) | $ 67 |
| Subsidiary earnings of enterprises segment | | | 13 |
| Cost of debt retirements and preferred stock redemptions, net | | (20) | |
| Interest expense | | (9) | |
| Other, mainly tax adjustments | | (6) | (35) |
| 2009 Big Rock decommissioning refund | | 79 | |
| Insurance settlement recovery | | 31 | |
| 2009 gain on indemnity expiration | | (31) | |
| Other, including increase in Bay Harbor environmental liability | | (18) | 61 |
| Total change | | | $106 |

## CONSUMERS' ELECTRIC UTILITY RESULTS OF OPERATIONS

| Years Ended December 31 | 2011 | 2010 | Change | 2010 | 2009 | Change |
|---|---|---|---|---|---|---|
| | | | In Millions | | | |
| Net Income Available to Common Stockholders | $333 | $303 | $ 30 | $303 | $194 | $109 |
| Reasons for the change | | | | | | |
| Electric deliveries and rate increases | | | $ 25 | | | $266 |
| Power supply costs and related revenue | | | 9 | | | (7) |
| Other income, net of expenses | | | (16) | | | (27) |
| Maintenance and other operating expenses | | | (31) | | | (59) |
| Depreciation and amortization | | | 38 | | | (9) |
| General taxes | | | 1 | | | 2 |
| Interest charges | | | 8 | | | 23 |
| Income taxes | | | (4) | | | (80) |
| Total change | | | $ 30 | | | $109 |

**Electric deliveries and rate increases:** For 2011, electric delivery revenues increased $25 million compared with 2010. This variance was due to additional revenues of $92 million resulting from a November 2010 rate increase and a $20 million increase in other revenues, offset largely by the absence, in 2011, of $87 million of surcharges in 2010 to recover retirement benefit expenses and certain regulatory assets. Overall, deliveries to end-use customers were 37.8 billion kWh in 2011 and 37.7 billion kWh in 2010.

For 2010, electric delivery revenues increased $266 million compared with 2009. This variance included $84 million associated with favorable weather in 2010, offset partially by $40 million of decreased demand revenues and $19 million from lower customer usage. Additionally, revenues increased $32 million due to surcharges from MPSC orders allowing recovery of retirement benefit expenses and $100 million from authorized rate increases in November 2010 and November 2009. Revenues also increased $99 million due to the absence of a refund ordered in 2009 related to the Big Rock decommissioning case. Other miscellaneous revenue increases totaled $10 million. Overall, deliveries to end-use customers were 37.7 billion kWh in 2010 and 35.8 billion kWh in 2009.

**Other income, net of expenses:** For 2011, other income decreased $16 million compared with 2010, due to a reduction in the return on certain regulatory assets as a result of their declining balances.

For 2010, other income decreased $27 million compared with 2009. This decrease was due primarily to an $8 million reduction in the return on certain regulatory assets as a result of their declining balances and to the absence, in 2010, of $9 million of gains recognized on land sales in 2009.

**Maintenance and other operating expenses:** For 2011, maintenance and other operating expenses increased $31 million compared with 2010. The increase was due to $28 million of higher service restoration costs, caused by a series of unusually severe storms in 2011, a $15 million increase in energy optimization program costs, and an $11 million increase in uncollectible accounts expense. Additionally, forestry, plant maintenance, and other operating expenses increased $31 million in 2011. These increases were offset partially by the absence, in 2011, of $32 million of retirement benefit expenses that were recovered in revenues in 2010 and a $22 million impairment charge related to Consumers' 2010 decision to defer the development of its proposed coal-fueled plant. In December 2011, Consumers' formally cancelled its plans to build the plant.

For 2010, maintenance and other operating expenses increased $59 million compared with 2009. The increase was due primarily to $32 million of higher retirement benefit expenses that were recovered in revenues in 2010 and a $22 million impairment charge related to Consumers' 2010 decision to defer the development of its proposed coal-fueled plant.

**Depreciation and amortization:** For 2011, depreciation and amortization expense decreased $38 million compared with 2010, due to lower amortization expense on certain regulatory assets, offset partially by higher depreciation expense from increased plant in service.

**Interest charges:** For 2011, interest charges decreased $8 million compared with 2010, primarily from the absence, in 2011, of interest expense on a Michigan use tax assessment.

For 2010, interest charges decreased $23 million compared with 2009. The decrease was due to the absence, in 2010, of $31 million of interest expense associated with the 2009 Big Rock decommissioning order, offset partially by an $8 million increase in other interest charges in 2010, including interest expense on a Michigan use tax assessment.

**Income taxes:** For 2011, income taxes increased $4 million compared with 2010, due to higher electric utility earnings, offset partially by $6 million of benefits including the treatment of plant, property, and equipment, as required by MPSC orders.

For 2010, income taxes increased $80 million compared with 2009, due to higher electric utility earnings.

**CONSUMERS' GAS UTILITY RESULTS OF OPERATIONS**

| Years Ended December 31 | 2011 | 2010 | Change | 2010 | 2009 | Change |
|---|---|---|---|---|---|---|
| | | | In Millions | | | |
| Net Income Available to Common Stockholders | $130 | $127 | $ 3 | $127 | $96 | $ 31 |
| Reasons for the change | | | | | | |
| Gas deliveries and rate increases | | | $ 64 | | | $ 60 |
| Other income, net of expenses | | | (9) | | | (2) |
| Maintenance and other operating expenses | | | (34) | | | (7) |
| Depreciation and amortization | | | (8) | | | (4) |
| General taxes | | | (3) | | | 2 |
| Interest charges | | | 3 | | | (7) |
| Income taxes | | | (10) | | | (11) |
| Total change | | | $ 3 | | | $ 31 |

**Gas deliveries and rate increases:** For 2011, gas delivery revenues increased $64 million compared with 2010. This increase reflected $11 million in additional revenues from a May 2011 rate increase and $28 million from higher customer usage, of which $16 million was due to colder weather in 2011. In addition, surcharge and other miscellaneous revenues increased $25 million. Gas deliveries, including miscellaneous transportation to end-use customers, were 287.3 bcf in 2011, an increase of 14.2 bcf, or 5.2 percent, compared with 2010.

For 2010, gas delivery revenues increased $60 million compared with 2009, due to additional revenues of $54 million from an authorized rate increase in May 2010. In addition, surcharge and other miscellaneous revenues increased $30 million. These increases were offset partially by a $24 million reduction due to unfavorable weather in 2010. Gas deliveries, including miscellaneous transportation to end-use customers, were 273.1 bcf in 2010, a decrease of 11.2 bcf, or 3.9 percent, compared with 2009.

**Other income, net of expenses:** For 2011, other income decreased $9 million compared with 2010, due primarily to a reduction in interest income related to secured lending agreements.

**Maintenance and other operating expenses:** For 2011, maintenance and other operating expenses increased $34 million compared with 2010. The increase was due to $24 million of higher energy optimization program costs, a $6 million increase in uncollectible accounts expense, and $4 million in higher distribution operating expenses.

For 2010, maintenance and other operating expenses increased $7 million compared with 2009, due primarily to higher energy optimization program costs.

**Depreciation and amortization:** For 2011, depreciation and amortization expense increased $8 million compared with 2010, and for 2010, depreciation and amortization expense increased $4 million compared with 2009. Both increases were due to higher depreciation expense from increased plant in service.

**Income taxes:** For 2011, income taxes increased $10 million compared with 2010, due to higher gas utility earnings and the absence, in 2011, of a benefit related to the Medicare Part D subsidy.

For 2010, income taxes increased $11 million compared with 2009, due to higher gas utility earnings.

### ENTERPRISES RESULTS OF OPERATIONS

| Years Ended December 31 | 2011 | 2010 | Change | 2010 | 2009 | Change |
|---|---|---|---|---|---|---|
| | | | In Millions | | | |
| Net Income (Loss) Available to Common Stockholders ...... | $32 | $36 | $(4) | $36 | $(7) | $43 |

For 2011, net income of the enterprises segment decreased $4 million compared with 2010, due to the absence, in 2011, of a $31 million insurance settlement recovery and the absence of a $9 million benefit related to the MBT, lower electric revenues of $14 million, and lower mark-to-market gains of $3 million. These after-tax decreases were offset largely by a $28 million income tax benefit resulting from the enactment of the MCIT in May 2011 and by the absence, in 2011, of a $25 million increase in the environmental remediation liability associated with Bay Harbor.

For 2010, the enterprises segment reported net income of $36 million, compared with a net loss of $7 million for 2009. The $43 million change reflected income of $31 million from the settlement of an insurance claim related to a previously sold asset and a $9 million benefit related to the MBT. Additionally, income increased $6 million due to higher earnings from gas and power sales offset partially by higher maintenance and other operating expenses. These after-tax increases were offset slightly by a $3 million decrease associated with Bay Harbor; in 2010, the enterprises segment recorded a $25 million after-tax increase in the environmental remediation liability associated with Bay Harbor, compared with a $22 million after-tax increase in 2009.

For further details about the enactment of the MCIT, see Note 13, Income Taxes. For further details regarding Bay Harbor, see Note 5, Contingencies and Commitments.

### CORPORATE INTEREST AND OTHER RESULTS OF OPERATIONS

| Years Ended December 31 | 2011 | 2010 | Change | 2010 | 2009 | Change |
|---|---|---|---|---|---|---|
| | | | In Millions | | | |
| Net Loss Available to Common Stockholders .......... | $(82) | $(119) | $37 | $(119) | $(85) | $(34) |

For 2011, corporate interest and other net expenses decreased $37 million compared with 2010, due to a $10 million after-tax decrease in interest expense, reflecting reduced borrowings at lower interest rates, the absence, in 2011, of an $8 million after-tax charge recorded in 2010 for deferred issuance costs on the conversion of preferred stock, and a $5 million after-tax reduction in premiums paid on the early retirement of debt. Also contributing to the decrease were lower income tax expense resulting partially from the enactment of the MCIT in May 2011 and a $4 million benefit from the impact of a final Michigan single business tax assessment for the years 2004 through 2007 that resulted in a tax deficiency less than the amount previously accrued.

For 2010, corporate interest and other net expenses increased $34 million compared with 2009, due to the absence, in 2010, of an $18 million gain recognized in 2009 on the early retirement of long-term debt related parties and $15 million in higher expense related primarily to the MBT. Additionally, interest expense increased $10 million due to higher debt levels at higher average interest rates. These items were offset partially by $9 million of higher net earnings at EnerBank and lower legal fees.

### DISCONTINUED OPERATIONS

For 2011, income of $2 million was recorded from discontinued operations due to a legal settlement, compared with a loss from discontinued operations of $23 million in 2010 related to prior asset sales.

For 2010, a loss of $23 million was recorded from discontinued operations, compared with income of $20 million for 2009. The $43 million change was due primarily to a $28 million gain recognized in 2009 on the expiration of an indemnity for a 2007 asset sale and $10 million of additional tax expense in 2010 resulting from an IRS audit adjustment related to a 2003 asset sale.

For further details regarding discontinued operations, see Note 20, Asset Sales, Discontinued Operations, and Impairment Charges.

### Cash Position, Investing, and Financing

At December 31, 2011, CMS Energy had $188 million of consolidated cash and cash equivalents, which included $27 million of restricted cash and cash equivalents and Consumers had $111 million of consolidated cash and cash equivalents, which included $26 million of restricted cash and cash equivalents.

### Operating Activities

Presented in the following table are specific components of net cash provided by operating activities for the years ended December 31, 2011 and 2010:

| Years Ended December 31 | 2011 | 2010 | Change |
|---|---|---|---|
| | | In Millions | |
| **CMS Energy, including Consumers** | | | |
| Net income | $ 417 | $ 343 | $ 74 |
| Non-cash transactions[1] | 981 | 1,112 | (131) |
| | $1,398 | $1,455 | $ (57) |
| Sale of gas | 682 | 756 | (74) |
| Purchase of gas | (675) | (663) | (12) |
| Accounts receivable sales, net | — | (50) | 50 |
| Postretirement benefits contributions | (323) | (463) | 140 |
| Change in other core working capital[2] | 113 | (22) | 135 |
| Other changes in assets and liabilities, net | (26) | (54) | 28 |
| Net cash provided by operating activities | $1,169 | $ 959 | $ 210 |
| **Consumers** | | | |
| Net income | $ 467 | $ 434 | $ 33 |
| Non-cash transactions[1] | 947 | 1,103 | (156) |
| | $1,414 | $1,537 | $(123) |
| Sale of gas | 682 | 756 | (74) |
| Purchase of gas | (675) | (663) | (12) |
| Accounts receivable sales, net | — | (50) | 50 |
| Postretirement benefits contributions | (315) | (447) | 132 |
| Change in other core working capital[2] | 116 | (19) | 135 |
| Other changes in assets and liabilities, net | 101 | (204) | 305 |
| Net cash provided by operating activities | $1,323 | $ 910 | $ 413 |

[1] Non-cash transactions comprise depreciation and amortization, changes in deferred income taxes, postretirement benefits expense, and other non-cash items.

[2] Other core working capital comprises other changes in accounts receivable and accrued revenues, inventories, and accounts payable.

For the year ended December 31, 2011, net cash provided by operating activities at CMS Energy increased $210 million compared with 2010. The increase was due primarily to lower pension contributions and decreased refunds paid to customers.

For the year ended December 31, 2011, net cash provided by operating activities at Consumers increased $413 million compared with 2010. The increase was due primarily to lower pension contributions, decreased refunds paid to customers, and lower income taxes paid to CMS Energy. These changes were offset partially by the impact of lower gas prices on inventory sold in 2011.

Presented in the following table are specific components of net cash provided by operating activities for the years ended December 31, 2010 and 2009:

| Years Ended December 31 | 2010 | 2009 | Change |
|---|---|---|---|
| | | In Millions | |
| **CMS Energy, including Consumers** | | | |
| Net income | $ 343 | $ 240 | $ 103 |
| Non-cash transactions[1] | 1,112 | 877 | 235 |
| | $1,455 | $1,117 | $ 338 |
| Sale of gas | 756 | 845 | (89) |
| Purchase of gas | (663) | (718) | 55 |
| Accounts receivable sales, net | (50) | (120) | 70 |
| Postretirement benefits contributions | (463) | (262) | (201) |
| Change in other core working capital[2] | (22) | (62) | 40 |
| Other changes in assets and liabilities, net | (54) | 48 | (102) |
| Net cash provided by operating activities | $ 959 | $ 848 | $ 111 |
| **Consumers** | | | |
| Net income | $ 434 | $ 293 | $ 141 |
| Non-cash transactions[1] | 1,103 | 841 | 262 |
| | $1,537 | $1,134 | $ 403 |
| Sale of gas | 756 | 845 | (89) |
| Purchase of gas | (663) | (718) | 55 |
| Accounts receivable sales, net | (50) | (120) | 70 |
| Postretirement benefits contributions | (447) | (254) | (193) |
| Change in other core working capital[2] | (19) | (58) | 39 |
| Other changes in assets and liabilities, net | (204) | 93 | (297) |
| Net cash provided by operating activities | $ 910 | $ 922 | $ (12) |

[1] Non-cash transactions comprise depreciation and amortization, changes in deferred income taxes, postretirement benefits expense, and other non-cash items.

[2] Other core working capital comprises other changes in accounts receivable and accrued revenues, inventories, and accounts payable.

For the year ended December 31, 2010, net cash provided by operating activities at CMS Energy increased $111 million compared with 2009. The increase was due primarily to higher net income, net of non-cash transactions, offset partially by higher pension contributions.

For the year ended December 31, 2010, net cash provided by operating activities at Consumers decreased $12 million compared with 2009. The decrease was due primarily to higher pension contributions and refunds to customers. These changes were offset largely by increased billings due to regulatory actions.

## INVESTING ACTIVITIES

Presented in the following table are specific components of net cash used in investing activities for the years ended December 31, 2011 and 2010:

| Years Ended December 31 | 2011 | 2010 | Change |
|---|---|---|---|
| | | In Millions | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | |
| Capital expenditures | $ (882) | $ (821) | $(61) |
| Cash effect of deconsolidation of partnerships | — | (10) | 10 |
| Increase in loans and notes receivable | (100) | (131) | 31 |
| Costs to retire property and other | (76) | (41) | (35) |
| Net cash used in investing activities | $(1,058) | $(1,003) | $(55) |
| **CONSUMERS** | | | |
| Capital expenditures | $ (876) | $ (815) | $(61) |
| Costs to retire property and other | (75) | (44) | (31) |
| Net cash used in investing activities | $ (951) | $ (859) | $(92) |

For the year ended December 31, 2011, net cash used in investing activities at CMS Energy increased $55 million compared with 2010. The change was due primarily to increases in capital expenditures and costs to retire property, offset partially by slower growth in EnerBank consumer lending. For the year ended December 31, 2011, net cash used in investing activities at Consumers increased $92 million compared with 2010, due to increases in capital expenditures and costs to retire property.

Presented in the following table are specific components of net cash used in investing activities for the years ended December 31, 2010 and 2009:

| Years Ended December 31 | 2010 | 2009 | Change |
|---|---|---|---|
| | | In Millions | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | |
| Capital expenditures | $ (821) | $(818) | $ (3) |
| Cash effect of deconsolidation of partnerships | (10) | — | (10) |
| Increase in loans and notes receivable | (131) | (83) | (48) |
| Costs to retire property and other | (41) | (34) | (7) |
| Net cash used in investing activities | $(1,003) | $(935) | $(68) |
| **CONSUMERS** | | | |
| Capital expenditures | $ (815) | $(811) | $ (4) |
| Costs to retire property and other | (44) | (39) | (5) |
| Net cash used in investing activities | $ (859) | $(850) | $ (9) |

For the year ended December 31, 2010, net cash used in investing activities at CMS Energy increased $68 million compared with 2009. The change was due primarily to an increase in EnerBank consumer lending. For the year ended December 31, 2010, net cash used in investing activities at Consumers increased $9 million compared with 2009, due to increases in capital expenditures and costs to retire property.

## Financing Activities

Presented in the following table are specific components of net cash (used in) provided by financing activities for the years ended December 31, 2011 and 2010:

| Years Ended December 31 | 2011 | 2010 | Change |
|---|---|---|---|
| | | In Millions | |
| **CMS Energy, including Consumers** | | | |
| Issuance of FMBs, senior notes, and other debt | $ 725 | $ 1,704 | $(979) |
| Retirement of debt and other debt maturity payments | (665) | (1,033) | 368 |
| Payment of DOE liability | (43) | — | (43) |
| Payments of common and preferred stock dividends | (211) | (162) | (49) |
| Redemption of preferred stock | — | (239) | 239 |
| Changes in EnerBank notes payable | — | (40) | 40 |
| Other financing activities | (5) | (28) | 23 |
| Net cash (used in) provided by financing activities | $(199) | $ 202 | $(401) |
| **Consumers** | | | |
| Issuance of FMBs | $ — | $ 600 | $(600) |
| Retirement of debt and other debt maturity payments | (37) | (482) | 445 |
| Payment of DOE liability | (43) | — | (43) |
| Payments of common and preferred stock dividends | (376) | (360) | (16) |
| Stockholder's contribution from CMS Energy | 125 | 250 | (125) |
| Other financing activities | (27) | (27) | — |
| Net cash used in financing activities | $(358) | $ (19) | $(339) |

For the year ended December 31, 2011, net cash used in financing activities at CMS Energy increased $401 million compared to 2010. The change was due primarily to a decrease in net proceeds from borrowings, offset partially by the absence, in 2011, of preferred stock redemptions in 2010.

For the year ended December 31, 2011, net cash used in financing activities at Consumers increased $339 million compared with 2010. The change was due primarily to a decrease in net proceeds from borrowings by Consumers and a reduced stockholder's contribution from CMS Energy.

Presented in the following table are specific components of net cash provided by (used in) financing activities for the years ended December 31, 2010 and 2009:

| Years Ended December 31 | 2010 | 2009 | Change |
|---|---|---|---|
| | | In Millions | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | |
| Issuance of FMBs, senior notes, and other debt | $ 1,704 | $ 1,374 | $ 330 |
| Retirement of debt and other debt maturity payments | (1,033) | (1,271) | 238 |
| Payments of common and preferred stock dividends | (162) | (125) | (37) |
| Redemption of preferred stock | (239) | (4) | (235) |
| Changes in EnerBank notes payable | (40) | 40 | (80) |
| Other financing activities | (28) | (49) | 21 |
| Net cash provided by (used in) financing activities | $ 202 | $ (35) | $ 237 |
| **CONSUMERS** | | | |
| Issuance of FMBs | $ 600 | $ 500 | $ 100 |
| Retirement of debt and other debt maturity payments | (482) | (387) | (95) |
| Payments of common and preferred stock dividends | (360) | (287) | (73) |
| Stockholder's contribution from CMS Energy | 250 | 100 | 150 |
| Other financing activities | (27) | (28) | 1 |
| Net cash used in financing activities | $ (19) | $ (102) | $ 83 |

For the year ended December 31, 2010, net cash provided by financing activities at CMS Energy increased $237 million compared to 2009. The change was due primarily to an increase in net proceeds from borrowings by CMS Energy, offset partially by a decrease in borrowings by EnerBank.

For the year ended December 31, 2010, net cash used in financing activities at Consumers decreased $83 million compared with 2009. The change was due primarily to a larger stockholder's contribution from CMS Energy, offset partially by an increase in common dividend payments.

For additional details on long-term debt activity, see Note 7, Financings and Capitalization.

## CAPITAL RESOURCES AND LIQUIDITY

CMS Energy uses dividends from its subsidiaries and external financing and capital transactions to invest in its utility and non-utility businesses, retire debt, pay dividends, and fund its other obligations. The ability of CMS Energy's subsidiaries, including Consumers, to pay dividends to CMS Energy depends upon each subsidiary's revenues, earnings, cash needs, and other factors. In addition, Consumers' ability to pay dividends is restricted by certain terms included in its articles of incorporation and potentially by provisions under the Federal Power Act and the Natural Gas Act and FERC requirements. For additional details on Consumers' dividend restrictions, see Note 7, Financings and Capitalization, "Dividend Restrictions." For the year ended December 31, 2011, Consumers paid $374 million in common stock dividends to CMS Energy.

Consumers uses cash flows generated from operations and external financing transactions, as well as stockholder's contributions from CMS Energy, to fund capital expenditures, retire debt, pay dividends, contribute to its employee benefit plans, and fund its other obligations.

CMS Energy's and Consumers' access to the financial and capital markets depends on their credit ratings and on market conditions. As evidenced by past financing transactions, CMS Energy and Consumers have had ready access to these markets and, barring major market dislocations or disruptions, they expect to continue to have such access. If access to these markets were to become diminished or otherwise restricted, however, CMS Energy and Consumers would implement contingency plans to address debt maturities, which could include reduced capital spending. CMS Energy and Consumers had the following secured revolving credit facilities available at December 31, 2011:

| | Amount of Facility | Amount Borrowed | Letters of Credit Outstanding | Amount Available | Expiration Date |
|---|---|---|---|---|---|
| | | | In Millions | | |
| **CMS ENERGY** | | | | | |
| Revolving credit facility[1] | $550 | $— | $ 3 | $547 | March 2016 |
| **CONSUMERS** | | | | | |
| Revolving credit facility[2,3] | $500 | $— | $ 1 | $499 | March 2016 |
| Revolving credit facility[3] | 150 | — | — | 150 | August 2013 |
| Revolving credit facility[3] | 30 | — | 30 | — | September 2014 |

[1] On March 31, 2011, CMS Energy entered into a $550 million secured revolving credit facility with a consortium of banks. This facility has a five-year term and replaced CMS Energy's revolving credit facility that was set to expire in 2012. Obligations under this facility are secured by Consumers common stock.

[2] On March 31, 2011, Consumers entered into a $500 million secured revolving credit facility with a consortium of banks. This facility has a five-year term and replaced Consumers' revolving credit facility that was set to expire in 2012.

[3] Obligations under this facility are secured by FMBs of Consumers.

CMS Energy and Consumers use these credit facilities for general working capital purposes and to issue letters of credit. An additional source of liquidity is Consumers' revolving accounts receivable sales program, which allows it to transfer up to $250 million of accounts receivable as a secured borrowing. At December 31, 2011, $250 million of accounts receivable were eligible for transfer under this program.

In December 2011, CMS Energy entered into a $180 million unsecured term loan credit agreement. The agreement provides for delayed draws through July 20, 2012. Outstanding borrowings will bear interest at an annual interest rate of LIBOR plus 2.5 percent and will mature in December 2016. CMS Energy expects to use the proceeds of the draws to finance the redemption of $150 million principal amount of the outstanding CMS Energy floating rate senior notes due 2013 and $29 million principal amount of the 7.75 percent Trust Preferred Securities. The Trust Preferred Securities were called for redemption in January 2012, to be redeemed in late February 2012.

Certain of CMS Energy's and Consumers' credit agreements and debt indentures contain covenants that require CMS Energy and Consumers to maintain certain financial ratios. CMS Energy's $550 million revolving credit agreement and its $180 million term loan credit agreement specify a maximum debt-to-EBITDA ratio, as defined therein. Certain of CMS Energy's senior notes indenture supplements and its $180 million term loan credit agreement specify a minimum interest coverage ratio, as defined therein. Consumers' revolving credit agreements and its revolving accounts receivable purchase agreement specify a maximum debt-to-capital ratio, as defined therein. At December 31, 2011, no events of default had occurred with respect to any debt covenants contained in CMS Energy and Consumers' credit agreements or debt indentures. CMS Energy and Consumers were each in compliance with these limits as of December 31, 2011, as presented in the following table:

| Credit Agreement or Facility | Description | Limit | Ratio at December 31, 2011 |
|---|---|---|---|
| **CMS Energy** | | | |
| $550 million revolving credit agreement and $180 million term loan credit agreement | Debt to EBITDA | ≤ 6.0 to 1.0 | 4.7 to 1.0 |
| Senior notes indenture | Interest Coverage | > 1.6 to 1.0 | 3.8 to 1.0 |
| $180 million term loan credit agreement | Interest Coverage | > 2.0 to 1.0 | 3.8 to 1.0 |
| **Consumers** | | | |
| $500 million and $30 million revolving credit agreements | Debt to Capital | ≤ 0.65 to 1.0 | 0.49 to 1.0 |
| $150 million revolving credit agreement and $250 million accounts receivable purchase agreement | Debt to Capital | ≤ 0.70 to 1.0 | 0.49 to 1.0 |

Components of CMS Energy's and Consumers' cash management plan include controlling operating expenses and capital expenditures and evaluating market conditions for financing and refinancing opportunities. CMS Energy and Consumers believe that their present level of cash and their expected cash flows from operating activities, together with their access to sources of liquidity, will be sufficient to fund their contractual obligations for 2012 and beyond.

**Contractual Obligations**: Presented in the following table are CMS Energy's and Consumers' contractual cash obligations for each of the periods presented. The table excludes all amounts classified as current liabilities on CMS Energy's and Consumers' consolidated balance sheets, other than the current portion of long-term debt and capital and finance leases.

| December 31, 2011 | | Payments Due | | | |
|---|---|---|---|---|---|
| | Total | Less Than One Year | One to Three Years | Three to Five Years | More Than Five Years |
| | | | In Millions | | |
| **CMS Energy, including Consumers** | | | | | |
| Long-term debt | $ 7,093 | $ 635 | $1,158 | $1,094 | $ 4,206 |
| Interest payments on long-term debt | 2,577 | 348 | 631 | 546 | 1,052 |
| Capital and finance leases | 191 | 28 | 43 | 39 | 81 |
| Interest payments on capital and finance leases | 85 | 13 | 19 | 17 | 36 |
| Operating leases | 180 | 27 | 46 | 39 | 68 |
| Purchase obligations[1] | 14,966 | 1,868 | 2,131 | 2,020 | 8,947 |
| Purchase obligations — related parties[1] | 1,686 | 92 | 187 | 204 | 1,203 |
| Total contractual obligations | $26,778 | $3,011 | $4,215 | $3,959 | $15,593 |
| **Consumers** | | | | | |
| Long-term debt | $ 4,329 | $ 339 | $ 659 | $ 673 | $ 2,658 |
| Interest payments on long-term debt | 1,659 | 228 | 398 | 341 | 692 |
| Capital and finance leases | 191 | 28 | 43 | 39 | 81 |
| Interest payments on capital and finance leases | 85 | 13 | 19 | 17 | 36 |
| Operating leases | 180 | 27 | 46 | 39 | 68 |
| Purchase obligations[1] | 14,966 | 1,868 | 2,131 | 2,020 | 8,947 |
| Purchase obligations — related parties[1] | 1,686 | 92 | 187 | 204 | 1,203 |
| Total contractual obligations | $23,096 | $2,595 | $3,483 | $3,333 | $13,685 |

[1] Long-term contracts for purchase of commodities and services. These obligations include operating contracts used for the purchase of capacity and energy from PURPA qualifying facilities. These commodities and services include natural gas and associated transportation, electricity, and coal and associated transportation.

Retirement benefits are not included in the table above. For details related to benefit payments, see Note 12, Retirement Benefits.

**Off-Balance-Sheet Arrangements**: CMS Energy, Consumers, and certain of their subsidiaries also enter into various arrangements in the normal course of business to facilitate commercial transactions with third parties. These arrangements include indemnities, surety bonds, letters of credit, and financial and performance guarantees. Indemnities are usually agreements to reimburse a counterparty that may incur losses due to outside claims or breach of contract terms. The maximum payment that could be required under a number of these indemnity obligations is not estimable; the maximum obligation under indemnities for which such amounts were estimable was $512 million at December 31, 2011. While CMS Energy and Consumers believe it is unlikely that they will incur any material losses related to indemnities they have not recorded as liabilities, they cannot predict the impact of these contingent obligations on their liquidity and financial condition. For additional details on these and other guarantee arrangements, see Note 5, Contingencies and Commitments, "Guarantees."

**Capital Expenditures:** Over the next five years, CMS Energy and Consumers expect to make capital investments of $6.6 billion. CMS Energy and Consumers may revise their forecasts of capital expenditures periodically due to a number of factors, including environmental regulations, business opportunities, market volatility, economic trends, and the ability to access capital. Presented in the following table are CMS Energy's and Consumers' estimated capital expenditures, including lease commitments, for 2012 through 2016:

| | 2012 | 2013 | 2014 | 2015 | 2016 | Five Years Total |
|---|---|---|---|---|---|---|
| | | | In Millions | | | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | | | | |
| Consumers | $1,400 | $1,250 | $1,380 | $1,430 | $1,170 | $6,630 |
| Enterprises | 9 | 1 | 1 | 1 | 1 | 13 |
| Total CMS Energy | $1,409 | $1,251 | $1,381 | $1,431 | $1,171 | $6,643 |
| **CONSUMERS** | | | | | | |
| Electric utility operations[1,2] | $1,080 | $ 960 | $1,090 | $1,150 | $ 890 | $5,170 |
| Gas utility operations[2] | 320 | 290 | 290 | 280 | 280 | 1,460 |
| Total Consumers | $1,400 | $1,250 | $1,380 | $1,430 | $1,170 | $6,630 |

[1] These amounts include estimates for capital expenditures that may be required by environmental laws, regulations, or potential consent decrees.

[2] These amounts include estimates for capital expenditures related to information technology projects, facility improvements, and vehicle leasing.

## OUTLOOK

Several business trends and uncertainties may affect CMS Energy's and Consumers' financial condition and results of operations. These trends and uncertainties could have a material impact on CMS Energy's and Consumers' consolidated income, cash flows, or financial position. For additional details regarding these and other uncertainties, see Forward-Looking Statements and Information; Item 1A. Risk Factors; and Note 5, Contingencies and Commitments.

### CONSUMERS' ELECTRIC UTILITY BUSINESS OUTLOOK AND UNCERTAINTIES

**Balanced Energy Initiative:** Consumers' balanced energy initiative is a comprehensive energy resource plan designed to meet the short-term and long-term electricity needs of its customers through:

- energy efficiency;
- demand management;
- expanded use of renewable energy;
- development of new power plants;
- power purchases to complement existing generating sources;
- continued operation of existing units; and
- potential retirement or mothballing of older generating units.

In December 2011, Consumers formally canceled its plans to build an 830-MW coal-fueled plant at its Karn/Weadock generating complex. This decision reflects present and anticipated market conditions, new environmental standards, and Consumers' expectations of the generation sources that will provide the best energy value to customers. Consumers also plans to mothball seven of its smaller coal-fueled units effective January 2015. Consumers will continue to evaluate its options for the plants, which include:

- installing more environmental equipment on the units to reduce emissions further in order to meet new environmental standards and continue to operate the units;

- converting the units to natural gas instead of coal;
- decommissioning the units; and
- a combination of these three options, depending on customer needs and market conditions.

**Renewable Energy Plan:** Consumers' renewable energy plan details how Consumers will meet REC and capacity standards prescribed by the 2008 Energy Law. This law requires Consumers to obtain RECs in an amount equal to at least ten percent of its electric sales volume (estimated to be 3.5 million RECs annually) by 2015. RECs represent proof that the associated electricity was generated from a renewable energy resource. Under its renewable energy plan, Consumers expects to secure its renewable energy requirement each year with a combination of newly generated RECs and previously generated RECs carried over from prior years. At December 31, 2011, the combination of these sources represented 84 percent of Consumers' 2015 REC requirement.

The 2008 Energy Law also requires Consumers to obtain 500 MW of capacity from renewable energy resources by 2015, either through generation resources owned by Consumers or through agreements to purchase capacity from other parties. To meet its renewable capacity requirements, Consumers expects to add more than 500 MW of owned or contracted renewable capacity by 2015. Through December 2011, Consumers has contracted for the purchase of 297 MW of nameplate capacity from renewable energy suppliers, which represents 59 percent of the 2015 renewable capacity requirement.

Consumers has secured more than 82,000 acres of land easements in Michigan's Huron, Mason, and Tuscola Counties for the potential development of wind generation, and is now collecting wind speed and other meteorological data at those sites. Consumers has entered into construction and supply contracts as well as a contract to purchase wind turbine generators for the construction of Lake Winds Energy Park, a 100-MW wind park in Mason County, which Consumers expects to be operational in late 2012. In July 2011, the Mason County Planning Commission voted in favor of granting a special land use permit for the construction of Lake Winds Energy Park. The actions of the Mason County Planning Commission have been upheld by the Mason County Zoning Board of Appeals. The permit has now been appealed to the Mason County Circuit Court. Construction of the Lake Winds Energy Park began in November 2011. Consumers will also continue development of Cross Winds Energy Park, its 150-MW wind park in Tuscola County, scheduled for operation by late 2015, as well as seek other opportunities for wind generation development in support of the renewable capacity standards. Upon completion of the Lake Winds and Cross Winds Energy Parks, Consumers will have purchased or constructed 110 percent of the 2015 renewable capacity requirement.

**Electric Customer Deliveries and Revenue:** Consumers' electric customer deliveries are largely dependent on Michigan's economy, which has suffered from economic and financial instability in the automotive and real estate sectors. Consumers believes economic conditions in Michigan are improving, and expects weather-adjusted electric deliveries to increase in 2012 by two percent compared with 2011.

Consumers expects average electric delivery growth of about one percent annually over the next five years. This increase reflects growth in electric demand, offset partially by the predicted effects of energy efficiency programs and appliance efficiency standards. Actual deliveries will depend on:

- energy conservation measures and results of energy efficiency programs;
- fluctuations in weather; and
- changes in economic conditions, including utilization, expansion, or contraction of manufacturing facilities, population trends, and housing activity.

The MPSC's 2009 electric rate case order authorized Consumers to implement an electric revenue decoupling mechanism, subject to certain conditions. This decoupling mechanism, which was extended through November 2011 in the MPSC's 2010 electric rate case order, allowed Consumers to adjust future electric rates to compensate for changes in sales volumes resulting from the difference between the level of average sales per customer adopted in the order and actual average sales per customer. This mechanism was intended to mitigate the impacts of weather fluctuations, energy efficiency, and conservation on Consumers' electric utility revenue.

**Electric ROA:** The Customer Choice Act allows all of Consumers' electric customers to buy electric generation service from Consumers or from an alternative electric supplier. The 2008 Energy Law revised the Customer Choice Act by limiting alternative electric supply to ten percent of Consumers' weather-adjusted retail sales of the preceding calendar year. At December 31, 2011, electric deliveries under the ROA program were at the ten percent limit and alternative electric suppliers were providing 785 MW of generation service to ROA customers. Based on 2011 weather-adjusted retail sales, Consumers expects 2012 electric deliveries under the ROA program to be at a similar level to 2011.

**Electric Transmission:** In July 2011, FERC issued an order in a rulemaking proceeding concerning regional electric transmission planning and cost allocations. In August 2011, Consumers and several other electric utilities filed a joint petition seeking clarification/rehearing of FERC's July order and opposing the allocation methodology.

In a related matter, in July 2010, MISO filed a tariff revision with FERC proposing a cost allocation methodology for a new category of transmission projects. In December 2010, FERC approved MISO's cost allocation proposal. Under this tariff revision, the cost of these new transmission projects will be spread proportionally across the Midwest Energy Market. Consumers believes that Michigan customers will bear additional costs under MISO's tariff without receiving comparable benefits from these projects. In January 2011, Consumers, along with the Michigan Attorney General, ABATE, Detroit Edison, the Michigan Municipal Electric Association, and the Michigan Public Power Agency, filed a request for rehearing with FERC, opposing the allocation methodology in the MISO tariff revision. In October 2011, FERC denied this request for rehearing. In December 2011, Consumers, along with the Michigan Attorney General, ABATE, Detroit Edison, the Michigan Municipal Electric Association, and the Michigan Public Power Agency, filed a petition for review of FERC's order with the U.S. Court of Appeals for the Seventh Circuit. Regardless of the outcome of this appeal, Consumers expects to continue to recover transmission expenses, including those associated with the MISO tariff revision, through the PSCR process.

**Electric Rate Matters:** Rate matters are critical to Consumers' electric utility business. See Note 6, Regulatory Matters, "Consumers' Electric Utility" and "Regulatory Assets and Liabilities" for details on the following electric rate matters:

- electric rate case;
- PSCR;
- Big Rock decommissioning;
- electric revenue decoupling mechanism;
- energy optimization plan;
- uncollectible expense tracking mechanism; and
- renewable energy plan.

*Pending Electric Rate Case:* In June 2011, Consumers filed an application with the MPSC seeking an annual rate increase of $195 million, based on a 10.7 percent authorized return on equity. The filing requested authority to recover new investment in system reliability, environmental compliance, and technology enhancements.

In November 2011, the MPSC Staff recommended an annual rate increase of $39 million, based on a 9.95 percent return on equity. Consumers also filed testimony and exhibits with the MPSC in November 2011 in support of a self-implemented annual rate increase of $147 million. In December 2011, the MPSC issued an order stating that it found good cause to prevent implementation of any amount over $118 million. Accordingly, Consumers self-implemented an annual rate increase of $118 million in December 2011, subject to refund with interest.

*Pending Power Supply Cost Recovery Plan:* Consumers submitted its 2012 PSCR plan to the MPSC in September 2011. In accordance with its proposed plan, Consumers self-implemented the 2012 PSCR charge beginning in January 2012. In February 2012, Consumers filed a revised 2012 PSCR plan, which reflected significantly reduced costs.

*Electric Depreciation:* In June 2011, the MPSC approved a settlement agreement in Consumers' electric depreciation case, authorizing a $19 million increase in annual depreciation expense. The new depreciation rates will go into effect with a final order in Consumers' next electric rate case.

**Electric Environmental Estimates:** Consumers' operations are subject to various state and federal environmental laws and regulations. Consumers estimates that it will incur expenditures of $1.5 billion from 2012 through 2018 to continue to comply with the Clean Air Act, Clean Water Act, and numerous state and federal environmental regulations. Consumers expects to recover these costs in customer rates, but cannot guarantee this result. Consumers' primary environmental compliance focus includes, but is not limited to, the following matters:

*Air Quality:* In July 2011, the EPA released CSAPR, a final replacement rule for CAIR, which requires Michigan and 27 other states to improve air quality by reducing power plant emissions that allegedly contribute to ground level ozone and fine particle pollution in other downwind states. This rule had mandated emission reductions beginning in 2012, which CMS Energy and Consumers were prepared to meet through fuel blend changes. In December 2011, due to litigation surrounding CSAPR, the U.S. Court of Appeals for the D.C. Circuit issued a stay of CSAPR, stating that CAIR would remain in place while the court considers the issues. The court has set a briefing schedule, but there is no timeline for a decision or order from the court.

In December 2011, the EPA finalized its MACT emission standards for electric generating units, based on Section 112 of the Clean Air Act, calling the final rule MATS. Under the final rule, all of Consumers' coal-fueled electric generating units will require additional controls for hazardous air pollutants. Generally, existing units must meet the standards within three to four years of issuance of the final rule.

Presently, Consumers' strategy to comply with CAIR, CSAPR, and MATS involves the installation of state-of-the-art emission control equipment at some facilities and the suspension of operations at others; however, Consumers continues to evaluate CSAPR and MATS in conjunction with other EPA rulemakings, litigation, and congressional action. This evaluation could result in:

- additional or accelerated environmental compliance costs related to Consumers' coal-fueled power plants;
- a change in the fuel mix at coal-fueled and oil-fueled power plants;
- changes in how certain plants are used; and
- the retirement, mothballing, or repowering with an alternative fuel of some or all of Consumers' older, smaller generating units.

The MDEQ renewed and issued the B.C. Cobb Renewable Operating Permit in August 2011 after an extensive review and a public comment period. In October 2011, the Sierra Club and the Natural Resources Defense Council filed a petition with the EPA to object to the MDEQ's issuance of the state Renewable Operating Permit, alleging that the facility is not in compliance with certain provisions of the Clean Air Act, including NSR and Title V. Consumers responded to these allegations in December 2011. The EPA could either deny the petition outright or grant the petition and remand the matter to the MDEQ for further action. Consumers believes these claims are baseless, but is unable to predict the outcome of this petition.

*Greenhouse Gases:* In the recent past, there have been numerous legislative and regulatory initiatives at the state, regional, and national levels that involve the regulation of greenhouse gases. Consumers continues to monitor and comment on these initiatives and also follows litigation involving greenhouse gases. Consumers believes Congress may eventually pass greenhouse gas legislation, but is unable to predict the form and timing of any final legislation.

In 2010, the EPA released its Prevention of Significant Deterioration and Title V Greenhouse Gas Tailoring Rule, which sets greenhouse gas emissions limits that define when permits are required for new and existing industrial facilities under NSR PSD and Title V Operating Permit programs. Numerous parties have challenged this rule in the U.S. Court of Appeals for the D.C. Circuit, and Consumers is monitoring this litigation. Consumers does not expect to incur significant expenditures to comply with this rule.

In December 2010, the EPA entered into a settlement agreement with certain states and environmental groups wherein in September 2011 the EPA was to propose new source performance standards for greenhouse gases at new and modified power plants pursuant to Section 111(b) of the Clean Air Act and finalize the standards in May 2012. The EPA did not meet the September 2011 deadline, but is expected to issue the proposed standards by March 31, 2012. The EPA is also expected to propose emissions guidelines for the states to regulate greenhouse gas emissions from existing generating units under Section 111(d) of the Clean Air Act. Under the expected schedule, states will need to submit plans to the EPA within nine months of issuance of the final rule and guidelines. Consumers will continue to monitor activity from this settlement agreement and any proposed new source performance standards regulations.

Litigation, as well as federal laws, EPA regulations regarding greenhouse gases, or similar treaties, state laws, or rules, if enacted or ratified, could require Consumers to replace equipment, install additional emission control equipment, purchase emission allowances, curtail operations, arrange for alternative sources of supply, or take other steps to manage or lower the emission of greenhouse gases. Although associated capital or operating costs relating to greenhouse gas regulation or legislation could be material and cost recovery cannot be assured, Consumers expects to recover these costs and capital expenditures in rates consistent with the recovery of other reasonable costs of complying with environmental laws and regulations.

In 2011, carbon dioxide emissions from fossil-fueled power plants owned by Consumers, excluding the portion of Campbell Unit 3 that is owned by others, were 16 million metric tons. During the same period, coal-fueled plants owned by the enterprises segment emitted 570,000 metric tons of carbon dioxide.

*CCBs:* In June 2010, the EPA proposed rules regulating CCBs, such as coal ash, under the Resource Conservation and Recovery Act. Michigan already regulates CCBs as low-hazard industrial waste. The EPA proposed a range of alternatives for regulating CCBs, including regulation as either a non-hazardous waste or a hazardous waste. If coal ash were regulated as a hazardous waste, Consumers would likely cease the beneficial re-use of this product, which would result in a significant increase in the amount of coal ash requiring costly disposal. Additionally, if the cost of upgrading existing coal ash disposal areas to meet hazardous waste landfill standards were to become economically prohibitive, existing coal ash disposal areas could close, requiring Consumers to find costly alternative arrangements for disposal. Consumers is unable to predict the impacts from this wide range of possible outcomes, but significant expenditures are likely.

*Water:* In March 2011, the EPA issued a proposed rule to regulate existing electric generating plant cooling water intake systems under Section 316(b) of the Clean Water Act aimed at reducing alleged harmful impacts on fish and shellfish. Consumers continues to evaluate this proposed rule and its potential impacts on Consumers' plants. A final rule is expected in July 2012. Consumers also expects the EPA to propose new regulations in July 2012 for wastewater discharges from electric generating plants that will require physical and/or chemical treatment facilities for all wastewater. A final rule is expected in 2014.

*PCBs:* In April 2010, the EPA issued an Advance Notice of Proposed Rulemaking, indicating that it is considering a variety of regulatory actions with respect to PCBs. One proposal aims to phase out equipment containing PCBs by 2025. Another proposal eliminates an exemption for small equipment containing PCBs. To comply with this proposed rule, Consumers could incur substantial costs associated with existing electrical equipment potentially containing PCBs. A proposal is expected in late 2012.

Other electric environmental matters could have a major impact on Consumers' outlook. For additional details on other electric environmental matters, see Note 5, Contingencies and Commitments, "Consumers' Electric Utility Contingencies – Electric Environmental Matters."

## Consumers' Gas Utility Business Outlook and Uncertainties

**Gas Deliveries:** Consumers believes economic conditions in Michigan are improving, and expects weather-adjusted gas deliveries to increase in 2012 by about one percent compared with 2011. Over the next five years, Consumers expects average gas deliveries to remain stable. This outlook reflects modest growth in gas demand offset by the predicted effects of energy efficiency and conservation. Actual delivery levels from year to year may vary from this trend due to:

- fluctuations in weather;
- use by independent power producers;

- availability and development of renewable energy sources;
- changes in gas prices;
- Michigan economic conditions, including population trends and housing activity;
- the price of competing energy sources or fuels; and
- energy efficiency and conservation impacts.

A decoupling mechanism was authorized by the MPSC in Consumers' 2009 gas rate case, subject to certain conditions. This mechanism, which was extended in the MPSC's 2010 gas rate case order, allows Consumers to adjust future gas rates to compensate for changes in sales volumes resulting from the difference between the level of average sales per customer adopted in the order and actual average weather-adjusted sales per customer. The mechanism does not provide rate adjustments for changes in sales volumes arising from weather fluctuations. This mechanism is intended to mitigate the impacts of energy efficiency programs, conservation, and changes in economic conditions on Consumers' gas utility revenue.

**Gas Rate Matters:** Rate matters are critical to Consumers' gas utility business. See Note 6, Regulatory Matters, "Consumers' Gas Utility" and "Regulatory Assets and Liabilities" for details on Consumers' gas rate case, GCR, and gas revenue decoupling mechanism.

*Pending Gas Rate Case:* In September 2011, Consumers filed an application with the MPSC seeking an annual rate increase of $49 million based on a 10.7 percent authorized return on equity. The filing requested recovery for investments made to enhance safety, system reliability, and operational efficiencies that improve service to customers. In February 2012, the MPSC Staff recommended an annual rate reduction of $22 million, based on a 9.95 percent return on equity. Consumers also filed testimony and exhibits with the MPSC in February 2012 in support of a self-implemented annual rate increase of $23 million, based on a 10.5 percent authorized return on equity.

Presented in the following table are the components of the rate reduction recommended by the MPSC Staff and Consumers' proposed self-implemented rate increase:

| Components of the Rate Increase | Rate Reduction Recommended by the MPSC Staff | Consumers' Proposed Self-Implemented Increase | Difference |
|---|---|---|---|
| | | In Millions | |
| Investment in rate base | $ 17 | $ 22 | $ (5) |
| Uncollectible accounts | 3 | 15 | (12) |
| Cost of capital | (11) | 1 | (12) |
| Gross margin | (18) | (11) | (7) |
| Operating and maintenance costs | (13) | (4) | (9) |
| Total | $(22) | $ 23 | $(45) |

*Pending Gas Cost Recovery Plan*: Consumers submitted its 2012-2013 GCR plan to the MPSC in December 2011. In accordance with its proposed plan, Consumers expects to self-implement the 2012-2013 GCR charge beginning in April 2012.

**Gas Pipeline Safety:** In January 2012, President Obama signed the Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011. The law reauthorizes existing federal pipeline safety programs of the Pipeline and Hazardous Materials Safety Administration through 2015 and it contains provisions mandating:

- an increase in the maximum fine for safety violations to $2 million;
- an increase in the number of pipeline inspectors;

- a study regarding application of integrity management requirements outside of "high consequence areas;"
- a survey regarding existing plans for safe management and replacement of cast iron pipelines;
- prescribed notification and on-site incident response times;
- installation of automatic or remotely controlled shut-off valves on new or replaced pipelines where feasible;
- verification of maximum allowable operating pressure of pipelines in populated areas; and
- pressure testing (or equivalent) of previously untested pipelines.

Consumers continues to comply with laws and regulations governing natural gas pipeline safety. These laws and regulations could cause Consumers to incur significant additional costs related to its natural gas pipeline safety programs. Consumers expects that it would be able to recover the costs in rates, consistent with the recovery of other reasonable costs of complying with laws and regulations.

**Gas Environmental Estimates:** Consumers expects to incur response activity costs at a number of sites, including 23 former MGP sites. For additional details, see Note 5, Contingencies and Commitments, "Consumers' Gas Utility Contingencies – Gas Environmental Matters."

The Mandatory Reporting of Greenhouse Gases Rule requires facilities engaging in the distribution of natural gas to collect data on greenhouse gas emissions resulting from the combustion of natural gas. In 2011, Consumers estimated that carbon dioxide emissions from its customers were 16 million metric tons.

### CONSUMERS' OTHER OUTLOOK AND UNCERTAINTIES

**Smart Grid:** Consumers' grid modernization effort continues, with the recent selection of a vendor that will provide smart electric meters and a cellular communications network to allow Consumers to transmit and receive electric usage information from customers' homes and businesses. Smart meters are designed to allow customers to monitor and manage their energy usage, which should help reduce demand during critical peak times, resulting in lower peak capacity requirements. The installation of smart meters should also provide operational benefits to Consumers. Consumers intends to use a phased implementation approach, beginning deployment in the second half of 2012 and continuing through 2019. Consumers also plans to install communication modules on gas meters in areas where Consumers provides both electricity and natural gas to customers.

### ENTERPRISES OUTLOOK AND UNCERTAINTIES

The primary focus with respect to CMS Energy's remaining non-utility businesses is to optimize cash flow and maximize the value of their assets.

Trends, uncertainties, and other matters that could have a material impact on CMS Energy's consolidated income, cash flows, or financial position include:

- indemnity and environmental remediation obligations at Bay Harbor;
- obligations related to a tax claim from the government of Equatorial Guinea;
- the outcome of certain legal proceedings;
- impacts of declines in electricity prices on the profitability of the enterprises segment's generating units;
- representations, warranties, and indemnities provided by CMS Energy or its subsidiaries in connection with previous sales of assets;
- changes in commodity prices and interest rates on certain derivative contracts that do not qualify for hedge accounting and must be marked to market through earnings;

- changes in various environmental laws, regulations, principles, or practices, or in their interpretation; and
- economic conditions in Michigan, including population trends and housing activity.

For additional details regarding the enterprises segment's uncertainties, see Note 5, Contingencies and Commitments.

### OTHER OUTLOOK AND UNCERTAINTIES

**EnerBank:** EnerBank, a wholly owned subsidiary of CMS Capital, is a Utah state-chartered, FDIC-insured industrial bank providing unsecured home improvement loans. EnerBank represented two percent of CMS Energy's net assets at December 31, 2011, and two percent of CMS Energy's net income available to common stockholders for the year ended December 31, 2011. The carrying value of EnerBank's loan portfolio was $480 million at December 31, 2011. Its loan portfolio was funded primarily by deposit liabilities of $462 million. Twelve-month rolling average default rates on loans held by EnerBank have declined from 1.4 percent at December 31, 2010 to 0.9 percent at December 31, 2011. CMS Energy is required both by law and by contract to provide financial support, including infusing additional capital, to ensure that EnerBank satisfies mandated capital requirements and has sufficient liquidity to operate. Presently, EnerBank meets or exceeds all of its capital requirements.

**Litigation:** CMS Energy, Consumers, and certain of their subsidiaries are named as parties in various litigation matters, as well as in administrative proceedings before various courts and governmental agencies, arising in the ordinary course of business. For additional details regarding these and other legal matters, see Note 5, Contingencies and Commitments and Note 6, Regulatory Matters.

## CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The following accounting policies and related information are important to an understanding of CMS Energy's and Consumers' results of operations and financial condition. For additional accounting policies, see Note 1, Significant Accounting Policies.

### USE OF ESTIMATES AND ASSUMPTIONS

In the preparation of CMS Energy's and Consumers' consolidated financial statements, estimates and assumptions are used that may affect reported amounts and disclosures. CMS Energy and Consumers use accounting estimates for asset valuations, unbilled revenue, depreciation, amortization, financial and derivative instruments, employee benefits, the effects of regulation, indemnities, and contingencies. Actual results may differ from estimated results due to changes in the regulatory environment, regulatory decisions, lawsuits, competition, and other factors. CMS Energy and Consumers consider all relevant factors in making these assessments.

**Contingencies:** CMS Energy and Consumers make judgments regarding the future outcome of various matters that give rise to contingent liabilities. For such matters, they record liabilities when they are considered probable and reasonably estimable, based on all available information. In particular, CMS Energy and Consumers are participating in various environmental remediation projects for which they have recorded liabilities. The recorded amounts represent estimates that may take into account such considerations as the number of sites, the anticipated scope, cost, and timing of remediation work, the available technology, applicable regulations, and the requirements of governmental authorities. For remediation projects in which the timing of estimated expenditures is considered reliably determinable, CMS Energy and Consumers record the liability at its net present value, using a discount rate equal to the interest rate on monetary assets that are essentially risk-free and have maturities comparable to that of the environmental liability. The amount recorded for any contingency may differ from actual costs incurred when the contingency is resolved.

**Fair Value Measurements:** CMS Energy and Consumers have assets and liabilities that are accounted for or disclosed at fair value. Fair value measurements incorporate assumptions that market participants would use in pricing an asset or liability, including assumptions about risk. Development of these assumptions may require significant judgment. For a detailed discussion of the valuation techniques and inputs used to calculate fair value measurements, see Note 4, Fair Value Measurements. Details about the fair value measurements for the Pension Plan and OPEB plan assets are included in Note 12, Retirement Benefits.

**Income Taxes:** The amount of income taxes paid by CMS Energy is subject to ongoing audits by federal, state, and foreign tax authorities, which can result in proposed assessments. An estimate of the potential outcome of any uncertain tax issue is highly judgmental. CMS Energy believes adequate reserves have been provided for these exposures; however, future results may include favorable or unfavorable adjustments to the estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitation on potential assessments expire. Additionally, CMS Energy's judgment as to the ability to recover its deferred tax assets may change. CMS Energy believes the valuation allowances related to its deferred tax assets are adequate, but future results may include favorable or unfavorable adjustments. As a result, CMS Energy's effective tax rate may fluctuate significantly over time.

**Long-Lived Assets and Equity Method Investments:** CMS Energy and Consumers assess the recoverability of their long-lived assets and equity method investments by performing impairment tests if certain triggering events occur or if there has been a decline in value that may be other than temporary. CMS Energy and Consumers base their evaluations of impairment on such indicators as:

- the nature of the assets;
- projected future economic benefits;
- regulatory and political environments;
- historical and future cash flow and profitability measurements; and
- other external market conditions and factors.

The estimates CMS Energy and Consumers use may change over time, which could have a material impact on their consolidated financial statements. For additional details, see Note 20, Asset Sales, Discontinued Operations, and Impairment Charges.

**Unbilled Revenues:** CMS Energy's and Consumers' customers are billed monthly in cycles having billing dates that do not generally coincide with the end of a calendar month. This results in customers having received electricity or gas that they have not been billed for as of the month-end. Consumers estimates its unbilled revenues by applying an average billed rate to total unbilled deliveries for each customer class. Unbilled revenues, which are recorded as accounts receivable on CMS Energy's and Consumers' consolidated balance sheets, were $387 million at December 31, 2011 and $439 million at December 31, 2010.

### Accounting for the Effects of Industry Regulation

Because Consumers has regulated operations, it uses regulatory accounting to recognize the effects of the regulators' decisions on its financial statements. Consumers continually assesses whether future recovery of its regulatory assets is probable by considering communications and experience with its regulators and changes in the regulatory environment. If Consumers determined that recovery of a regulatory asset were not probable, Consumers would be required to write off the asset and immediately recognize the expense in earnings.

Under electric and gas rate case orders issued by the MPSC in 2009 and 2010, Consumers was granted authority to implement revenue decoupling mechanisms, subject to certain conditions. The electric revenue decoupling mechanism, which was extended through November 2011 in the 2010 electric rate case order, allowed Consumers to adjust future electric rates to compensate for changes in sales volumes resulting from the difference between the level of average sales per customer adopted in the order and actual average sales per customer. The gas revenue decoupling mechanism is similar, but does not adjust customer rates for changes in sales volumes resulting from weather fluctuations. Consumers accounts for these programs as alternative-revenue programs that meet the criteria for recognizing the effects of decoupling adjustments on revenue as electricity and gas are delivered.

In September 2009, the MPSC approved an energy optimization incentive mechanism that provides a financial incentive if the energy savings of Consumers' customers exceed annual targets established by the

MPSC. Consumers accounts for this program as an alternative-revenue program that meets the criteria for recognizing revenue related to the incentive as soon as energy savings exceed the annual targets established by the MPSC.

To the extent that decoupling and energy optimization revenues are collected beyond the maximum period prescribed by authoritative accounting guidance for alternative revenue programs, such revenues are not recognized until they are collected from customers.

Unless prohibited by the MPSC upon a showing of good cause, Consumers is allowed to self-implement new energy rates six months after a new rate case filing; however, the rates that Consumers self-implements may be subject to refund, with interest. Consumers recognizes revenue associated with self-implemented rates. If Consumers considers it probable that it will be required to refund a portion of its self-implemented rates, it records a provision for revenue subject to refund. A final rate order could differ materially from Consumers' estimates underlying its self-implemented rates, giving rise to accounting adjustments. Under accounting rules for prior period adjustments, CMS Energy and Consumers may need to record such differences, if they are specifically identifiable to prior interim periods, as revisions to those periods.

For additional details, see Note 6, Regulatory Matters.

## FINANCIAL AND DERIVATIVE INSTRUMENTS AND MARKET RISK INFORMATION

**Financial Instruments:** Debt and equity securities classified as available for sale are reported at fair value as determined from quoted market prices or other observable, market-based inputs. Unrealized gains and losses resulting from changes in fair value of the equity securities are reported, net of tax, in equity as part of AOCI, except that unrealized losses determined to be other than temporary are reported in earnings. Unrealized gains resulting from changes in fair value of the debt securities are reported, net of tax, in equity as part of AOCI. Unrealized losses on the debt securities, if significant, are considered other than temporary and reported in earnings since these securities are managed by an independent investment manager that can sell the securities at its own discretion.

**Derivative Instruments:** CMS Energy and Consumers account for certain contracts as derivative instruments. The criteria used to determine if an instrument qualifies for derivative accounting are complex and often require significant judgment in application. If a contract is a derivative and does not qualify for the normal purchases and sales exception, it is recorded on the consolidated balance sheets at its fair value. Each quarter, the resulting asset or liability is adjusted to reflect any change in the fair value of the contract. The fair values calculated for CMS Energy's and Consumers' derivatives may change significantly as commodity prices and volatilities change. The cash returns actually realized on derivatives may be different from their estimated fair values. For additional details on CMS Energy's and Consumers' derivatives and how the fair values of derivatives are determined, see Note 4, Fair Value Measurements, and Note 10, Derivative Instruments.

**Market Risk Information:** CMS Energy and Consumers are exposed to market risks including, but not limited to, changes in interest rates, commodity prices, and investment security prices. They may enter into various risk management contracts to limit exposure to these risks, including swaps, options, futures, and forward contracts. CMS Energy and Consumers enter into these contracts using established policies and procedures, under the direction of an executive oversight committee consisting of senior management representatives and a risk committee consisting of business unit managers.

These contracts contain credit risk, which is the risk that the counterparties will fail to meet their contractual obligations. CMS Energy and Consumers reduce this risk using established policies and procedures, such as evaluating counterparties' credit quality and setting collateral requirements as necessary. If terms permit, standard agreements are used that allow for the netting of positive and negative exposures associated with the same counterparty. Given these policies, present exposures, and credit reserves, CMS Energy and Consumers do not expect a material adverse effect on their financial position or future earnings because of counterparty nonperformance.

The following risk sensitivities illustrate the potential loss in fair value, cash flows, or future earnings from financial instruments, including derivative contracts, assuming a hypothetical adverse change in market rates or prices of ten percent. Potential losses could exceed the amounts shown in the sensitivity analyses if changes in market rates or prices were to exceed ten percent.

*Interest-Rate Risk:* CMS Energy and Consumers are exposed to interest-rate risk resulting from issuing fixed-rate and variable-rate financing instruments. CMS Energy and Consumers use a combination of these instruments, and may also enter into interest-rate swap agreements, in order to manage this risk and to achieve a reasonable cost of capital.

Interest-Rate Risk Sensitivity Analysis (assuming an adverse change in market interest rates of ten percent):

| December 31 | 2011 | 2010 |
|---|---|---|
| | In Millions | |
| Fixed-rate financing — potential loss in fair value | | |
| CMS Energy, including Consumers | $154 | $187 |
| Consumers | 82 | 113 |

The fair value losses in the above table could be realized only if CMS Energy and Consumers transferred all of their fixed-rate financing to other creditors. The annual earnings exposure related to variable-rate financing was insignificant for both CMS Energy and Consumers at December 31, 2011 and 2010, assuming an adverse change in market interest rates of ten percent.

*Investment Securities Price Risk:* Through investments in debt and equity securities, CMS Energy and Consumers are exposed to changes in interest rates and price fluctuations in equity markets. The following table shows the potential effect of adverse changes in interest rates and fluctuations in equity prices on CMS Energy's and Consumers' available-for-sale investments.

Investment Securities Price Risk Sensitivity Analysis (assuming an adverse change in market interest rates or prices of ten percent):

| December 31 | 2011 | 2010 |
|---|---|---|
| | In Millions | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | |
| Potential reduction in fair value of available-for-sale: | | |
| SERP: | | |
| Mutual fund | $11 | $6 |
| **CONSUMERS** | | |
| Potential reduction in fair value of available-for-sale: | | |
| SERP: | | |
| Mutual fund | $ 7 | $4 |
| CMS Energy common stock | 3 | 3 |

*Notes Receivable Risk:* CMS Energy is exposed to interest-rate risk resulting from EnerBank's fixed-rate installment loans. EnerBank provides these loans to homeowners to finance home improvements.

Notes Receivable Sensitivity Analysis (assuming an adverse change in market interest rates of ten percent):

| December 31 | 2011 | 2010 |
|---|---|---|
| | In Millions | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | |
| Potential reduction in fair value: | | |
| Notes receivable | $7 | $6 |

The fair value losses in the above table could be realized only if EnerBank sold its loans to other parties. For additional details on market risk, financial instruments, and derivatives, see Note 9, Financial Instruments and Note 10, Derivative Instruments.

### RETIREMENT BENEFITS

*Pension*: CMS Energy and Consumers have external trust funds to provide retirement pension benefits to their employees under a non-contributory, defined benefit Pension Plan. On September 1, 2005, the defined benefit Pension Plan was closed to new participants and CMS Energy and Consumers implemented the qualified DCCP, which provides an employer contribution of six percent of base pay to the existing 401(k) plan. An employee contribution is not required to receive the plan's employer cash contribution. All employees hired on or after September 1, 2005 participate in this plan as part of their retirement benefit program. Previous cash balance Pension Plan participants also participate in the DCCP as of September 1, 2005. Additional pay credits under the cash balance Pension Plan were discontinued as of that date.

*401(k)*: CMS Energy and Consumers provide an employer match in their 401(k) plan equal to 60 percent on eligible contributions up to the first six percent of an employee's wages.

*OPEB*: CMS Energy and Consumers provide postretirement health and life benefits under their OPEB plan to qualifying retired employees.

CMS Energy and Consumers record liabilities for pension and OPEB on their consolidated balance sheets at the present value of the future obligations, net of any plan assets. The calculation of the liabilities and associated expenses requires the expertise of actuaries, and requires many assumptions, including:

- life expectancies;
- discount rates;
- expected long-term rate of return on plan assets;
- rate of compensation increases; and
- expected health care costs.

A change in these assumptions could change significantly CMS Energy's and Consumers' recorded liabilities and associated expenses.

Presented in the following table are estimates of CMS Energy's and Consumers' pension cost, OPEB cost, and cash contributions through 2014:

| | Pension Cost | OPEB Cost | Pension Contribution | OPEB Contribution |
|---|---|---|---|---|
| | | | In Millions | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | | |
| 2012 | $103 | $75 | $ — | $65 |
| 2013 | 104 | 69 | — | 75 |
| 2014 | 90 | 64 | 106 | 69 |
| **CONSUMERS** | | | | |
| 2012 | $100 | $77 | $ — | $64 |
| 2013 | 101 | 71 | — | 74 |
| 2014 | 88 | 66 | 104 | 68 |

Contribution estimates include amounts required and discretionary contributions. Consumers' pension and OPEB costs are recoverable through its general ratemaking process. Actual future pension cost and contributions will depend on future investment performance, changes in future discount rates, and various other factors related to the populations participating in the Pension Plan.

Lowering the expected long-term rate of return on the Pension Plan assets by 0.25 percentage point (from 7.75 percent to 7.50 percent) would increase estimated pension cost for 2012 by $4 million for both CMS Energy and Consumers. Lowering the discount rate by 0.25 percentage point (from 4.90 percent to 4.65 percent) would increase estimated pension cost for 2012 by $5 million for both CMS Energy and Consumers.

For additional details on postretirement benefits, see Note 12, Retirement Benefits.

### ASSET RETIREMENT OBLIGATIONS

CMS Energy and Consumers are required to record the fair value of the cost to remove assets at the end of their useful lives if there is a legal obligation to remove them. CMS Energy and Consumers have legal obligations to remove some of their assets at the end of their useful lives. CMS Energy and Consumers calculate the fair value of ARO liabilities using an expected present value technique that reflects assumptions about costs, inflation, and profit margin that third parties would require to assume the obligation. For additional details, see Note 17, Asset Retirement Obligations.

## NEW ACCOUNTING STANDARDS

For details regarding new accounting standards issued that were not yet effective as of December 31, 2011, see Note 2, New Accounting Standards.

## CMS Energy Corporation

## CONSOLIDATED STATEMENTS OF INCOME

| | Years Ended December 31 | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | In Millions | |
| **Operating Revenue** | $6,503 | $6,432 | $6,205 |
| **Operating Expenses** | | | |
| Fuel for electric generation | 636 | 604 | 541 |
| Purchased and interchange power | 1,282 | 1,239 | 1,163 |
| Purchased power — related parties | 82 | 85 | — |
| Cost of gas sold | 1,512 | 1,590 | 1,866 |
| Maintenance and other operating expenses | 1,237 | 1,206 | 1,163 |
| Depreciation and amortization | 546 | 576 | 570 |
| General taxes | 205 | 210 | 217 |
| Insurance settlement | — | (50) | — |
| Gain on asset sales, net | — | (6) | (13) |
| Total operating expenses | 5,500 | 5,454 | 5,507 |
| **Operating Income** | 1,003 | 978 | 698 |
| **Other Income (Expense)** | | | |
| Interest income | 9 | 19 | 18 |
| Allowance for equity funds used during construction | 6 | 5 | 6 |
| Income (loss) from equity method investees | 9 | 11 | (2) |
| Other income | 16 | 32 | 80 |
| Other expense | (22) | (24) | (30) |
| Total other income | 18 | 43 | 72 |
| **Interest Charges** | | | |
| Interest on long-term debt | 396 | 394 | 383 |
| Other interest expense | 23 | 40 | 56 |
| Allowance for borrowed funds used during construction | (4) | (3) | (4) |
| Total interest charges | 415 | 431 | 435 |
| **Income Before Income Taxes** | 606 | 590 | 335 |
| **Income Tax Expense** | 191 | 224 | 115 |
| **Income From Continuing Operations** | 415 | 366 | 220 |
| **Income (Loss) From Discontinued Operations, Net of Tax Expense of $ -, $2, and $13** | 2 | (23) | 20 |
| **Net Income** | 417 | 343 | 240 |
| **Income Attributable to Noncontrolling Interests** | 2 | 3 | 11 |
| **Net Income Attributable to CMS Energy** | 415 | 340 | 229 |
| **Charge for Deferred Issuance Costs on Preferred Stock** | — | 8 | — |
| **Preferred Stock Dividends** | — | 8 | 11 |
| **Net Income Available to Common Stockholders** | $ 415 | $ 324 | $ 218 |

| | Years Ended December 31 | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | In Millions, Except Per Share Amounts | | |
| **Net Income Attributable to Common Stockholders** | | | |
| Amounts attributable to continuing operations | $ 413 | $ 347 | $ 198 |
| Amounts attributable to discontinued operations | 2 | (23) | 20 |
| Net income available to common stockholders | $ 415 | $ 324 | $ 218 |
| **Income Attributable to Noncontrolling Interests** | | | |
| Amounts attributable to continuing operations | $ 2 | $ 3 | $ 11 |
| Amounts attributable to discontinued operations | — | — | — |
| Income attributable to noncontrolling interests | $ 2 | $ 3 | $ 11 |
| **Basic Earnings Per Average Common Share** | | | |
| Basic earnings from continuing operations | $1.65 | $ 1.50 | $0.87 |
| Basic earnings (loss) from discontinued operations | 0.01 | (0.10) | 0.09 |
| Basic earnings attributable to common stock | $1.66 | $ 1.40 | $0.96 |
| **Diluted Earnings Per Average Common Share** | | | |
| Diluted earnings from continuing operations | $1.57 | $ 1.36 | $0.83 |
| Diluted earnings (loss) from discontinued operations | 0.01 | (0.08) | 0.08 |
| Diluted earnings attributable to common stock | $1.58 | $ 1.28 | $0.91 |
| **Dividends Declared Per Common Share** | $0.84 | $ 0.66 | $0.50 |

The accompanying notes are an integral part of these statements.

CMS Energy Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Years Ended December 31 | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | In Millions | |
| **Cash Flows from Operating Activities** | | | |
| Net income | $ 417 | $ 343 | $ 240 |
| Adjustments to reconcile net income to net cash provided by operating activities | | | |
| Depreciation and amortization | 546 | 576 | 570 |
| Deferred income taxes and investment tax credit | 167 | 227 | 122 |
| Postretirement benefits expense | 161 | 213 | 181 |
| Bad debt expense | 74 | 57 | 54 |
| Other non-cash operating activities | 33 | 39 | (50) |
| Postretirement benefits contributions | (323) | (463) | (262) |
| Changes in other assets and liabilities | | | |
| Decrease (increase) in accounts receivable, notes receivable, and accrued revenue | 104 | (105) | (91) |
| Decrease (increase) in accrued power supply revenue | 15 | 33 | (41) |
| Decrease (increase) in inventories | (14) | 133 | 86 |
| Increase (decrease) in accounts payable | 30 | (7) | (50) |
| Increase (decrease) in accrued expenses | (34) | 22 | (6) |
| Decrease (increase) in other current and non-current assets | (48) | (28) | 59 |
| Increase (decrease) in current and non-current regulatory liabilities | 49 | (69) | 102 |
| Decrease in other current and non-current liabilities | (8) | (12) | (66) |
| Net cash provided by operating activities | 1,169 | 959 | 848 |
| **Cash Flows from Investing Activities** | | | |
| Capital expenditures (excludes assets placed under capital lease) | (882) | (821) | (818) |
| Cost to retire property | (54) | (43) | (49) |
| Cash effect of deconsolidation of partnerships | — | (10) | — |
| Increase in EnerBank loans receivable | (100) | (131) | (83) |
| Other investing activities | (22) | 2 | 15 |
| Net cash used in investing activities | (1,058) | (1,003) | (935) |

| | Years Ended December 31 | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | In Millions | |
| **Cash Flows from Financing Activities** | | | |
| Proceeds from issuance of long-term debt | 375 | 1,400 | 1,218 |
| Proceeds from EnerBank notes, net | 98 | 149 | 39 |
| Issuance of common stock | 29 | 10 | 9 |
| Retirement of long-term debt | (413) | (878) | (1,154) |
| Payment of DOE liability | (43) | — | — |
| Payment of common stock dividends | (211) | (154) | (114) |
| Payment of preferred stock dividends | — | (8) | (11) |
| Redemption of preferred stock | — | (239) | (4) |
| Payment of capital and finance lease obligations | (24) | (23) | (23) |
| Increase (decrease) in notes payable | — | (40) | 40 |
| Other financing costs | (10) | (15) | (35) |
| Net cash (used in) provided by financing activities | (199) | 202 | (35) |
| **Net (Decrease) Increase in Cash and Cash Equivalents, Including Assets Held for Sale** | (88) | 158 | (122) |
| **Decrease (Increase) in Cash and Cash Equivalents Included in Assets Held for Sale** | 2 | (1) | 5 |
| **Net (Decrease) Increase in Cash and Cash Equivalents** | (86) | 157 | (117) |
| **Cash and Cash Equivalents, Beginning of Period** | 247 | 90 | 207 |
| **Cash and Cash Equivalents, End of Period** | $ 161 | $ 247 | $ 90 |
| **Other cash flow activities and non-cash investing and financing activities:** | | | |
| **Cash transactions** | | | |
| Interest paid (net of amounts capitalized) | $ 397 | $ 405 | $ 422 |
| Income taxes paid | 27 | 14 | 17 |
| **Non-cash transactions** | | | |
| Capital expenditures not paid | $ 92 | $ 56 | $ 15 |
| Other assets placed under capital lease | 4 | 16 | 16 |

The accompanying notes are an integral part of these statements.

CMS Energy Corporation

CONSOLIDATED BALANCE SHEETS

| | December 31 | |
|---|---|---|
| | 2011 | 2010 |
| | In Millions | |
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents | $ 161 | $ 247 |
| Restricted cash and cash equivalents | 27 | 23 |
| Accounts receivable and accrued revenue, less allowances of $35 in 2011 and $25 in 2010 | 869 | 981 |
| Notes receivable | 49 | 70 |
| Accounts receivable — related parties | 10 | 10 |
| Accrued power supply revenue | — | 15 |
| Inventories at average cost | | |
| Gas in underground storage | 929 | 946 |
| Materials and supplies | 92 | 104 |
| Generating plant fuel stock | 166 | 125 |
| Deferred income taxes | 24 | — |
| Deferred property taxes | 187 | 180 |
| Regulatory assets | 1 | 19 |
| Assets held for sale | — | 2 |
| Prepayments and other current assets | 50 | 37 |
| Total current assets | 2,565 | 2,759 |
| **Plant, Property, and Equipment** | | |
| Plant, property, and equipment, gross | 14,751 | 14,145 |
| Less accumulated depreciation and amortization | 4,901 | 4,646 |
| Plant, property, and equipment, net | 9,850 | 9,499 |
| Construction work in progress | 783 | 570 |
| Total plant, property, and equipment | 10,633 | 10,069 |
| **Other Non-current Assets** | | |
| Regulatory assets | 2,466 | 2,093 |
| Accounts and notes receivable, less allowances of $5 in 2011 and 2010 | 462 | 397 |
| Investments | 50 | 49 |
| Assets held for sale | — | 4 |
| Other | 276 | 245 |
| Total other non-current assets | 3,254 | 2,788 |
| **Total Assets** | $16,452 | $15,616 |

| | December 31 | |
|---|---|---|
| | 2011 | 2010 |
| | In Millions | |
| **LIABILITIES AND EQUITY** | | |
| **Current Liabilities** | | |
| Current portion of long-term debt, capital and finance lease obligations | $ 1,057 | $ 750 |
| Accounts payable | 575 | 492 |
| Accounts payable — related parties | 9 | 9 |
| Accrued rate refunds | 30 | 19 |
| Accrued interest | 101 | 102 |
| Accrued taxes | 282 | 302 |
| Deferred income taxes | — | 180 |
| Regulatory liabilities | 125 | 22 |
| Liabilities held for sale | — | 1 |
| Other current liabilities | 159 | 144 |
| Total current liabilities | 2,338 | 2,021 |
| **Non-current Liabilities** | | |
| Long-term debt | 6,040 | 6,448 |
| Non-current portion of capital and finance lease obligations | 167 | 188 |
| Regulatory liabilities | 1,875 | 1,988 |
| Postretirement benefits | 1,289 | 1,135 |
| Asset retirement obligations | 254 | 245 |
| Deferred investment tax credit | 46 | 49 |
| Deferred income taxes | 1,035 | 438 |
| Other non-current liabilities | 336 | 267 |
| Total non-current liabilities | 11,042 | 10,758 |
| Commitments and Contingencies (Notes 5, 6, 7, 9, and 10) | | |
| **Equity** | | |
| Common stockholders' equity | | |
| Common stock, authorized 350.0 shares; outstanding 254.1 shares in 2011 and 249.6 shares in 2010 | 3 | 2 |
| Other paid-in capital | 4,627 | 4,588 |
| Accumulated other comprehensive loss | (49) | (40) |
| Accumulated deficit | (1,553) | (1,757) |
| Total common stockholders' equity | 3,028 | 2,793 |
| Noncontrolling interests | 44 | 44 |
| Total equity | 3,072 | 2,837 |
| **Total Liabilities and Equity** | $16,452 | $15,616 |

The accompanying notes are an integral part of these statements.

## CMS Energy Corporation

## CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

| | Years Ended December 31 | | | | | |
|---|---|---|---|---|---|---|
| | Number of Shares | | | | | |
| | 2011 | 2010 | 2009 | 2011 | 2010 | 2009 |
| | In Millions, Except Number of Shares in Thousands | | | | | |
| **Common Stock** | | | | | | |
| At beginning of period | | | | $ 2 | $ 2 | $ 2 |
| Common stock issued | | | | 1 | — | — |
| At end of period | | | | 3 | 2 | 2 |
| **Other Paid-in Capital** | | | | | | |
| At beginning of period | 249,628 | 227,891 | 226,414 | 4,588 | 4,560 | 4,533 |
| Common stock issued | 4,541 | 22,090 | 1,793 | 40 | 22 | 17 |
| Common stock reissued | 269 | — | — | 5 | — | — |
| Common stock repurchased | (323) | (148) | (78) | (6) | (2) | (1) |
| Common stock reacquired | (15) | (205) | (238) | — | — | — |
| Conversion option on convertible debt | — | — | — | — | — | 11 |
| Charge for deferred issuance costs | — | — | — | — | 8 | — |
| At end of period | 254,100 | 249,628 | 227,891 | 4,627 | 4,588 | 4,560 |
| **Accumulated Other Comprehensive Loss** | | | | | | |
| Retirement benefits liability | | | | | | |
| At beginning of period | | | | (39) | (32) | (27) |
| Net loss arising during the period[1] | | | | (11) | (9) | (6) |
| Amortization of net actuarial loss[1] | | | | 2 | 1 | 1 |
| Prior service credit adjustment[1] | | | | — | 1 | — |
| At end of period | | | | (48) | (39) | (32) |
| Investments | | | | | | |
| At beginning of period | | | | — | — | — |
| Unrealized gain on investments[1] | | | | — | — | 5 |
| Reclassification adjustments included in net income[1] | | | | — | — | (5) |
| At end of period | | | | — | — | — |
| Derivative instruments | | | | | | |
| At beginning and end of period | | | | (1) | (1) | (1) |
| At end of period | | | | (49) | (40) | (33) |
| **Accumulated Deficit** | | | | | | |
| At beginning of period | | | | (1,757) | (1,927) | (2,031) |
| Net income attributable to CMS Energy[1] | | | | 415 | 340 | 229 |
| Common stock dividends declared | | | | (211) | (154) | (114) |
| Preferred stock dividends declared | | | | — | (8) | (11) |
| Charge for deferred issuance costs | | | | — | (8) | — |
| At end of period | | | | (1,553) | (1,757) | (1,927) |
| **Preferred Stock** | | | | | | |
| At beginning of period | | | | — | 239 | 243 |
| Conversion of preferred stock | | | | — | (239) | (4) |
| At end of period | | | | — | — | 239 |
| **Noncontrolling Interests** | | | | | | |
| At beginning of period | | | | 44 | 97 | 96 |
| Income attributable to noncontrolling interests[1] | | | | 2 | 3 | 11 |
| Distributions and other changes in noncontrolling interests | | | | (2) | (56) | (10) |
| At end of period | | | | 44 | 44 | 97 |
| **Total Equity** | | | | $ 3,072 | $ 2,837 | $ 2,938 |

| | Years Ended December 31 | | |
|---|---|---|---|
| | **2011** | **2010** | **2009** |
| | | **In Millions** | |
| [1] **Disclosure of Comprehensive Income** | | | |
| Net income | $417 | $343 | $240 |
| Income attributable to noncontrolling interests | 2 | 3 | 11 |
| Net income attributable to CMS Energy | 415 | 340 | 229 |
| Retirement benefits liability | | | |
| Net loss arising during the period, net of tax benefit of $(7) in 2011, $(6) in 2010, and $(3) in 2009 | (11) | (9) | (6) |
| Amortization of net actuarial loss, net of tax of $1 in 2011, and $ - in 2010 and 2009 | 2 | 1 | 1 |
| Prior service credit adjustment, net of tax of $1 in 2010 | — | 1 | — |
| Investments | | | |
| Unrealized gain on investments, net of tax $ - in 2011 and 2010, and $3 in 2009 | — | — | 5 |
| Reclassification adjustments included in net income, net of tax benefit of $ - in 2011 and 2010, and $(3) in 2009 | — | — | (5) |
| Total Comprehensive Income | $406 | $333 | $224 |

The accompanying notes are an integral part of these statements.

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## Consumers Energy Company

## CONSOLIDATED STATEMENTS OF INCOME

| | Years Ended December 31 | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | In Millions | |
| **Operating Revenue** | $6,253 | $6,156 | $5,963 |
| **Operating Expenses** | | | |
| Fuel for electric generation | 559 | 520 | 460 |
| Purchased and interchange power | 1,267 | 1,224 | 1,151 |
| Purchased power — related parties | 81 | 84 | 81 |
| Cost of gas sold | 1,438 | 1,516 | 1,778 |
| Maintenance and other operating expenses | 1,175 | 1,109 | 1,045 |
| Depreciation and amortization | 542 | 572 | 559 |
| General taxes | 206 | 205 | 209 |
| Gain on asset sales, net | — | — | (9) |
| Total operating expenses | 5,268 | 5,230 | 5,274 |
| **Operating Income** | 985 | 926 | 689 |
| **Other Income (Expense)** | | | |
| Interest income | 7 | 18 | 17 |
| Interest and dividend income — related parties | 2 | — | — |
| Allowance for equity funds used during construction | 6 | 5 | 6 |
| Other income | 19 | 31 | 47 |
| Other expense | (20) | (15) | (11) |
| Total other income | 14 | 39 | 59 |
| **Interest Charges** | | | |
| Interest on long-term debt | 251 | 246 | 250 |
| Other interest expense | 18 | 34 | 46 |
| Allowance for borrowed funds used during construction | (4) | (3) | (4) |
| Total interest charges | 265 | 277 | 292 |
| **Income Before Income Taxes** | 734 | 688 | 456 |
| **Income Tax Expense** | 267 | 254 | 163 |
| **Net Income** | 467 | 434 | 293 |
| **Preferred Stock Dividends** | 2 | 2 | 2 |
| **Net Income Available to Common Stockholder** | $ 465 | $ 432 | $ 291 |

The accompanying notes are an integral part of these statements.

Consumers Energy Company

CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Years Ended December 31 | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | In Millions | |
| **Cash Flows from Operating Activities** | | | |
| Net income | $ 467 | $ 434 | $ 293 |
| Adjustments to reconcile net income to net cash provided by operating activities | | | |
| Depreciation and amortization | 542 | 572 | 559 |
| Deferred income taxes and investment tax credit | 161 | 246 | 67 |
| Postretirement benefits expense | 158 | 208 | 177 |
| Bad debt expense | 70 | 53 | 47 |
| Other non-cash operating activities | 16 | 24 | (9) |
| Postretirement benefits contributions | (315) | (447) | (254) |
| Changes in other assets and liabilities | | | |
| Decrease (increase) in accounts receivable, notes receivable, and accrued revenue | 97 | (92) | (92) |
| Decrease (increase) in accrued power supply revenue | 15 | 33 | (41) |
| Decrease (increase) in inventories | (17) | 132 | 91 |
| Increase (decrease) in accounts payable | 43 | (16) | (50) |
| Increase (decrease) in accrued expenses | 74 | (83) | 2 |
| Decrease (increase) in other current and non-current assets | (49) | (21) | 60 |
| Increase (decrease) in current and non-current regulatory liabilities | 49 | (69) | 101 |
| Increase (decrease) in other current and non-current liabilities | 12 | (64) | (29) |
| Net cash provided by operating activities | 1,323 | 910 | 922 |
| **Cash Flows from Investing Activities** | | | |
| Capital expenditures (excludes assets placed under capital lease) | (876) | (815) | (811) |
| Cost to retire property | (56) | (43) | (49) |
| Other investing activities | (19) | (1) | 10 |
| Net cash used in investing activities | (951) | (859) | (850) |

| | Years Ended December 31 | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | In Millions | |
| **Cash Flows from Financing Activities** | | | |
| Proceeds from issuance of long-term debt | — | 600 | 500 |
| Retirement of long-term debt | (37) | (482) | (387) |
| Payment of DOE liability | (43) | — | — |
| Payment of common stock dividends | (374) | (358) | (285) |
| Payment of preferred stock dividends | (2) | (2) | (2) |
| Stockholder's contribution | 125 | 250 | 100 |
| Payment of capital and finance lease obligations | (24) | (23) | (23) |
| Other financing costs | (3) | (4) | (5) |
| Net cash used in financing activities | (358) | (19) | (102) |
| **Net Increase (Decrease) in Cash and Cash Equivalents** | 14 | 32 | (30) |
| **Cash and Cash Equivalents, Beginning of Period** | 71 | 39 | 69 |
| **Cash and Cash Equivalents, End of Period** | $ 85 | $ 71 | $ 39 |
| **Other cash flow activities and non-cash investing and financing activities:** | | | |
| **Cash transactions** | | | |
| Interest paid (net of amounts capitalized) | $ 253 | $ 259 | $ 276 |
| Income taxes paid | 8 | 149 | 104 |
| **Non-cash transactions** | | | |
| Capital expenditures not paid | $ 92 | $ 56 | $ 15 |
| Other assets placed under capital lease | 4 | 16 | 16 |

The accompanying notes are an integral part of these statements.

Consumers Energy Company

CONSOLIDATED BALANCE SHEETS

| | December 31 | |
|---|---|---|
| | 2011 | 2010 |
| | In Millions | |
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents | $ 85 | $ 71 |
| Restricted cash and cash equivalents | 26 | 23 |
| Accounts receivable and accrued revenue, less allowances of $33 in 2011 and $23 in 2010 | 860 | 963 |
| Notes receivable | 23 | 55 |
| Accounts receivable – related parties | 1 | 1 |
| Accrued power supply revenue | — | 15 |
| Inventories at average cost | | |
| Gas in underground storage | 929 | 941 |
| Materials and supplies | 88 | 100 |
| Generating plant fuel stock | 164 | 124 |
| Deferred property taxes | 187 | 180 |
| Regulatory assets | 1 | 19 |
| Prepayments and other current assets | 43 | 27 |
| Total current assets | 2,407 | 2,519 |
| **Plant, Property, and Equipment** | | |
| Plant, property, and equipment, gross | 14,621 | 14,022 |
| Less accumulated depreciation and amortization | 4,846 | 4,593 |
| Plant, property, and equipment, net | 9,775 | 9,429 |
| Construction work in progress | 782 | 566 |
| Total plant, property, and equipment | 10,557 | 9,995 |
| **Other Non-current Assets** | | |
| Regulatory assets | 2,466 | 2,093 |
| Accounts and notes receivable | 1 | 22 |
| Investments | 35 | 34 |
| Other | 196 | 176 |
| Total other non-current assets | 2,698 | 2,325 |
| **Total Assets** | $15,662 | $14,839 |

| | December 31 | |
|---|---|---|
| | 2011 | 2010 |
| | In Millions | |
| **LIABILITIES AND EQUITY** | | |
| **Current Liabilities** | | |
| Current portion of long-term debt, capital and finance lease obligations | $ 363 | $ 61 |
| Accounts payable | 561 | 471 |
| Accounts payable — related parties | 11 | 11 |
| Accrued rate refunds | 30 | 19 |
| Accrued interest | 73 | 74 |
| Accrued taxes | 287 | 199 |
| Deferred income taxes | 73 | 209 |
| Regulatory liabilities | 125 | 22 |
| Other current liabilities | 119 | 95 |
| Total current liabilities | 1,642 | 1,161 |
| **Non-current Liabilities** | | |
| Long-term debt | 3,987 | 4,488 |
| Non-current portion of capital and finance lease obligations | 167 | 188 |
| Regulatory liabilities | 1,875 | 1,988 |
| Postretirement benefits | 1,225 | 1,076 |
| Asset retirement obligations | 253 | 244 |
| Deferred investment tax credit | 46 | 49 |
| Deferred income taxes | 1,817 | 1,289 |
| Other non-current liabilities | 256 | 176 |
| Total non-current liabilities | 9,626 | 9,498 |
| Commitments and Contingencies (Notes 5, 6, 7, 9, and 10) | | |
| **Equity** | | |
| Common stockholder's equity | | |
| Common stock, authorized 125.0 shares; outstanding 84.1 shares for both periods | 841 | 841 |
| Other paid-in capital | 2,957 | 2,832 |
| Accumulated other comprehensive loss | (2) | — |
| Retained earnings | 554 | 463 |
| Total common stockholder's equity | 4,350 | 4,136 |
| Preferred stock | 44 | 44 |
| Total equity | 4,394 | 4,180 |
| **Total Liabilities and Equity** | $15,662 | $14,839 |

The accompanying notes are an integral part of these statements.

## Consumers Energy Company

## CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

| | Years Ended December 31 | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | In Millions | |
| **Common Stock** | | | |
| At beginning and end of period | $ 841 | $ 841 | $ 841 |
| **Other Paid-in Capital** | | | |
| At beginning of period | 2,832 | 2,582 | 2,482 |
| Stockholder's contribution | 125 | 250 | 100 |
| At end of period | 2,957 | 2,832 | 2,582 |
| **Accumulated Other Comprehensive Income (Loss)** | | | |
| Retirement benefits liability | | | |
| At beginning of period | (16) | (11) | (7) |
| Net loss arising during the period[1] | (4) | (5) | (4) |
| Amortization of net actuarial loss[1] | 1 | — | — |
| At end of period | (19) | (16) | (11) |
| Investments | | | |
| At beginning of period | 16 | 13 | 6 |
| Unrealized gain on investments[1] | 1 | 3 | 10 |
| Reclassification adjustments included in net income[1] | — | — | (3) |
| At end of period | 17 | 16 | 13 |
| At end of period | (2) | — | 2 |
| **Retained Earnings** | | | |
| At beginning of period | 463 | 389 | 383 |
| Net income[1] | 467 | 434 | 293 |
| Common stock dividends declared | (374) | (358) | (285) |
| Preferred stock dividends declared | (2) | (2) | (2) |
| At end of period | 554 | 463 | 389 |
| **Preferred Stock** | | | |
| At beginning and end of period | 44 | 44 | 44 |
| **Total Equity** | $4,394 | $4,180 | $3,858 |

| | Years Ended December 31 | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | In Millions | | |
| [1] **Disclosure of Comprehensive Income** | | | |
| Net income | $467 | $434 | $293 |
| Retirement benefits liability | | | |
| Net loss arising during the period, net of tax benefit of $(3) in 2011 and 2010 and $(2) in 2009 | (4) | (5) | (4) |
| Amortization of net actuarial loss, net of tax of $1 in 2011 and $ - in 2010 and 2009 | 1 | — | — |
| Investments | | | |
| Unrealized gain on investments, net of tax of $ - in 2011, $2 in 2010, and $6 in 2009 | 1 | 3 | 10 |
| Reclassification adjustments included in net income, net of tax benefit of $ - in 2011 and 2010 and $(2) in 2009 | — | — | (3) |
| Total Comprehensive Income | $465 | $432 | $296 |

The accompanying notes are an integral part of these statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

## 1: SIGNIFICANT ACCOUNTING POLICIES

**Corporate Structure:** CMS Energy is an energy company operating primarily in Michigan. It is the parent holding company of several subsidiaries, including Consumers, an electric and gas utility, and CMS Enterprises, primarily a domestic independent power producer. CMS Energy and Consumers manage their businesses by the nature of services each provides. CMS Energy operates principally in three business segments: electric utility; gas utility; and enterprises, its non-utility investments and operations. Consumers operates principally in two business segments: electric utility and gas utility.

**Principles of Consolidation:** CMS Energy and Consumers prepare their consolidated financial statements in conformity with GAAP. CMS Energy's consolidated financial statements comprise CMS Energy, Consumers, CMS Enterprises, and all other entities in which CMS Energy has a controlling financial interest or is the primary beneficiary. Consumers' consolidated financial statements comprise Consumers and all other entities in which it has a controlling financial interest or is the primary beneficiary. CMS Energy uses the equity method of accounting for investments in companies and partnerships that are not consolidated, where they have significant influence over operations and financial policies but are not the primary beneficiary. CMS Energy and Consumers eliminate intercompany transactions and balances.

**Use of Estimates:** CMS Energy and Consumers are required to make estimates using assumptions that may affect reported amounts and disclosures. Actual results could differ from those estimates.

**Revenue Recognition Policy:** CMS Energy and Consumers recognize revenue from deliveries of electricity and natural gas, and from the transportation, processing, and storage of natural gas, when services are provided. CMS Energy and Consumers record unbilled revenue for the estimated amount of energy delivered to customers but not yet billed. CMS Energy and Consumers record sales tax net and exclude it from revenue. CMS Energy recognizes revenue on sales of marketed electricity, natural gas, and other energy products at delivery.

*Alternative-Revenue Programs:* Under electric and gas rate case orders issued by the MPSC in 2009 and 2010, Consumers was granted authority to implement revenue decoupling mechanisms. The electric revenue decoupling mechanism adjusts customer rates to collect or refund the change in marginal revenue arising from the difference between the level of average sales per customer adopted in the electric rate case order and actual average sales per customer. The gas revenue decoupling mechanism is similar, but does not adjust customer rates for changes in sales volumes resulting from weather fluctuations. Consumers accounts for these programs as alternative-revenue programs that meet the criteria for recognizing the effects of decoupling adjustments on revenue as electricity and gas are delivered. For details on Consumers' decoupling mechanisms, see Note 6, Regulatory Matters.

In September 2009, the MPSC approved an energy optimization incentive mechanism that provides a financial incentive if the energy savings of Consumers' customers exceed annual targets established by the MPSC. Consumers accounts for this program as an alternative-revenue program that meets the criteria for recognizing revenue related to the incentive as soon as energy savings exceed the annual targets established by the MPSC.

*Self-Implemented Rates:* Unless prohibited by the MPSC upon a showing of good cause, Consumers is allowed to self-implement new energy rates six months after a new rate case filing if the MPSC has not issued an order in the case. The MPSC then has another six months to issue a final order. If the MPSC does not issue a final order within that period, the filed rates are considered approved. If the MPSC issues a final order within that period, the rates that Consumers self-implemented may be subject to refund, with interest. Consumers recognizes revenue associated with self-implemented rates. If Consumers considers it probable that it will be required to refund a portion of its self-implemented rates, then Consumers records a provision for revenue subject to refund. For details on Consumers' self-implemented rates, see Note 6, Regulatory Matters.

**Accounts Receivable:** Accounts receivable comprise trade receivables and unbilled receivables. CMS Energy and Consumers record their accounts receivable at cost, which approximates fair value. CMS Energy and Consumers establish an allowance for uncollectible accounts based on historical losses, management's assessment of existing economic conditions, customer trends, and other factors. CMS Energy and Consumers assess late payment fees on trade receivables based on contractual past-due terms established with customers. CMS Energy and Consumers charge off accounts deemed uncollectible to operating expense.

**Allowance for Uncollectible Notes Receivable:** The allowance for uncollectible notes receivable is a valuation allowance to reflect possible credit losses. The allowance is increased by the provision for credit losses and decreased by note charge-offs net of recoveries. Management estimates the allowance balance required using historical loan loss experience, the nature and volume of the portfolio, economic conditions, and other factors. Notes deemed uncollectible are charged against the allowance when the loss is confirmed, but no later than the point at which a note becomes 120 days past due. For further details about CMS Energy's notes receivable, see Note 9, Financial Instruments and Note 11, Notes Receivable.

**Cash and Cash Equivalents:** Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less.

**Contingencies:** CMS Energy and Consumers record estimated liabilities for contingencies on their consolidated financial statements when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. CMS Energy and Consumers expense legal fees as incurred; fees incurred but not yet billed are accrued based on estimates of work performed. This policy also applies to any fees incurred on behalf of employees and officers under indemnification agreements; such fees are billed directly to CMS Energy or Consumers.

**Debt Issuance Costs, Discounts, Premiums, and Refinancing Costs:** CMS Energy and Consumers defer issuance costs, discounts, and premiums associated with long-term debt and amortize those amounts over the terms of the debt issues. For the non-regulated portions of CMS Energy's and Consumers' businesses, refinancing costs are expensed as incurred. For the regulated portions of CMS Energy's and Consumers' businesses, any remaining unamortized issuance costs, discounts, and premiums associated with refinanced debt are amortized over the term of the newly issued debt.

**Derivative Instruments:** CMS Energy and Consumers record derivative contracts that do not qualify for the normal purchases and sales exception at fair value on their consolidated balance sheets. Each reporting period, the resulting asset or liability is adjusted to reflect any change in the fair value of the contract. Since none of CMS Energy's or Consumers' derivatives has been designated as an accounting hedge, all changes in fair value are reported in earnings. For a discussion of how CMS Energy and Consumers determine the fair value of their derivatives, see Note 4, Fair Value Measurements. For additional details regarding derivative instruments, see Note 10, Derivative Instruments.

**Determination of Pension and OPEB MRV of Plan Assets:** CMS Energy and Consumers determine the MRV for pension plan assets as the fair value of plan assets on the measurement date, adjusted by the gains or losses that will not be admitted into the MRV until future years. CMS Energy and Consumers reflect each year's gain or loss in the MRV in equal amounts over a five-year period beginning on the date the original amount was determined. CMS Energy and Consumers determine the MRV for OPEB plan assets as the fair value of assets on the measurement date. CMS Energy and Consumers use the MRV in the calculation of net pension and OPEB costs. For further details, see Note 12, Retirement Benefits.

**Earnings Per Share:** CMS Energy calculates basic and diluted EPS using the weighted-average number of shares of common stock and dilutive potential common stock outstanding during the period. Potential common stock, for purposes of determining diluted EPS, includes the effects of dilutive stock options, warrants, and convertible securities. CMS Energy computes the effect on potential common stock using the treasury stock method or the if-converted method, as applicable. Diluted EPS excludes the impact of antidilutive securities, which are those securities resulting in an increase in EPS or a decrease in loss per share. For EPS computations, see Note 8, Earnings Per Share – CMS Energy.

**Financial Instruments:** CMS Energy and Consumers record debt and equity securities classified as available for sale at fair value as determined from quoted market prices or other observable, market-based inputs. Unrealized gains and losses on these securities are determined on a specific-identification basis. CMS Energy and Consumers report unrealized gains and losses from changes in fair value of the equity securities, net of tax, in equity as part of AOCI, except that unrealized losses determined to be other than temporary are reported in earnings. CMS Energy and Consumers report unrealized gains resulting from changes in fair value of the debt securities, net of tax, in equity as part of AOCI. Unrealized losses on the debt securities, if significant, are considered other than temporary and reported in earnings since these securities are managed by an independent investment manager that can sell the securities at its own discretion. For additional details regarding financial instruments, see Note 9, Financial Instruments.

**Impairment of Long-Lived Assets and Equity Method Investments:** CMS Energy and Consumers perform tests of impairment if certain triggering events occur, or if there has been a decline in value that may be other than temporary.

CMS Energy and Consumers evaluate long-lived assets held in use for impairment by calculating the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted future cash flows are less than the carrying amount, CMS Energy and Consumers recognize an impairment loss equal to the amount by which the carrying amount exceeds the fair value. CMS Energy and Consumers estimate the fair value of the asset using quoted market prices, market prices of similar assets, or discounted future cash flow analyses.

CMS Energy also assesses equity method investments for impairment whenever there has been a decline in value that is other than temporary. This assessment requires CMS Energy to determine the fair value of the equity method investment. CMS Energy determines fair value using valuation methodologies, including discounted cash flows, and assesses the ability of the investee to sustain an earnings capacity that justifies the carrying amount of the investment. CMS Energy records an impairment if the fair value is less than the carrying amount and the decline in value is considered to be other than temporary.

For additional details, see Note 20, Asset Sales, Discontinued Operations, and Impairment Charges.

**Inventory:** CMS Energy and Consumers use the weighted-average cost method for valuing working gas, recoverable base gas in underground storage facilities, and materials and supplies inventory. CMS Energy and Consumers also use this method for valuing coal inventory, and they classify these amounts as generating plant fuel stock on their consolidated balance sheets.

CMS Energy and Consumers classify RECs and emission allowances as materials and supplies inventory and use the weighted average method to remove amounts from inventory. RECs and emission allowances are used to satisfy compliance obligations related to the generation of power.

CMS Energy and Consumers use the lower-of-cost-or-market method to evaluate inventory for impairment.

**MISO Transactions:** MISO requires the submission of hourly day-ahead and real-time bids and offers for energy at locations across the MISO region. Consumers and CMS ERM account for MISO transactions on a net hourly basis in each of the real-time and day-ahead markets, and they net transactions across all MISO energy market locations. CMS Energy and Consumers record net purchases in a single hour in purchased and interchange power and net sales in a single hour in operating revenue on the consolidated statements of income. They record net sale billing adjustments upon invoice receipt, record expense accruals for future net purchases adjustments based on historical experience, and reconcile accruals to actual expenses upon invoice receipt.

**Property Taxes:** Property taxes are based on the taxable value of Consumers' real and personal property assessed by local taxing authorities. Consumers records property tax expense over the fiscal year of the taxing authority for which the taxes are levied based on Consumers' budgeted customer sales. The deferred property tax balance represents the amount of Consumers' accrued property tax that will be recognized over future governmental fiscal periods.

**Reclassifications:** CMS Energy and Consumers have reclassified certain prior-period amounts on their consolidated financial statements to conform to the presentation for the current period. These reclassifications did not affect consolidated net income or cash flows for the periods presented.

**Restricted Cash and Cash Equivalents:** CMS Energy and Consumers have restricted cash and cash equivalents dedicated for repayment of Securitization bonds and for payment under performance guarantees. CMS Energy and Consumers classify these amounts as a current asset if they relate to payments that could or will occur within one year.

## 2: NEW ACCOUNTING STANDARDS

### NEW ACCOUNTING STANDARDS NOT YET EFFECTIVE

*ASU 2011-05, Presentation of Comprehensive Income:* This standard, effective January 1, 2012 for CMS Energy and Consumers, eliminates the option of reporting other comprehensive income and its components on the statement of changes in equity. Presently, both CMS Energy and Consumers use this option for their consolidated financial statements. Under the standard, entities will be required to present either a single continuous statement of comprehensive income, containing both net income and components of other comprehensive income, or two separate consecutive statements. This standard will affect only the presentation of comprehensive income on CMS Energy's and Consumers' consolidated financial statements.

*ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs:* This standard, effective January 1, 2012 for CMS Energy and Consumers, is the result of a joint project of the Financial Accounting Standards Board and the International Accounting Standards Board. The primary objective of the standard is to ensure that fair value has the same meaning under GAAP and International Financial Reporting Standards and to establish common fair value measurement guidance in the two sets of standards. The standard does not change the overall fair value model in GAAP, but it amends various fair value principles and establishes additional disclosure requirements. This standard will not impact CMS Energy's or Consumers' consolidated income, cash flows, or financial position, but will require additional disclosures.

## 3: OTHER INCOME AND OTHER EXPENSE

Presented in the following tables are the components of other income and other expense at CMS Energy and Consumers:

| Years Ended December 31 | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | In Millions | |
| Other income: | | | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | |
| Gain on early retirement of long-term debt | $— | $— | $28 |
| Regulatory return on capital expenditures | — | 17 | 26 |
| Gain on SERP investment | — | — | 8 |
| Return on stranded and security costs | 3 | 4 | 5 |
| All other | 13 | 11 | 13 |
| Total other income | $16 | $32 | $80 |
| **CONSUMERS** | | | |
| Regulatory return on capital expenditures | $— | $17 | $26 |
| Gain on SERP investment | — | — | 5 |
| Gain on CMS Energy common stock | 4 | — | — |
| Return on stranded and security costs | 3 | 4 | 5 |
| All other | 12 | 10 | 11 |
| Total other income | $19 | $31 | $47 |

| Years Ended December 31 | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | In Millions | |
| Other expense: | | | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | |
| Loss on reacquired and extinguished debt | $ (1) | $ (8) | $(18) |
| Donations | (11) | (6) | — |
| Civic and political expenditures | (3) | (3) | (3) |
| All other | (7) | (7) | (9) |
| Total other expense | $(22) | $(24) | $(30) |
| **CONSUMERS** | | | |
| Donations | $(11) | $ (6) | $ — |
| Civic and political expenditures | (3) | (3) | (3) |
| All other | (6) | (6) | (8) |
| Total other expense | $(20) | $(15) | $(11) |

## 4: FAIR VALUE MEASUREMENTS

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. When measuring fair value, CMS Energy and Consumers are required to incorporate all assumptions that market participants would use in pricing an asset or liability, including assumptions about risk. A fair value hierarchy prioritizes inputs used to measure fair value according to their observability in the market. The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2 inputs are observable, market-based inputs, other than Level 1 prices. Level 2 inputs may include quoted prices for similar assets or liabilities in active markets, quoted prices in inactive markets, interest rates and yield curves observable at commonly quoted intervals, credit risks, default rates, and inputs derived from or corroborated by observable market data.
- Level 3 inputs are unobservable inputs that reflect CMS Energy's or Consumers' own assumptions about how market participants would value their assets and liabilities.

To the extent possible, CMS Energy and Consumers use quoted market prices or other observable market pricing data in valuing assets and liabilities measured at fair value. If this information is unavailable, they use market-corroborated data or reasonable estimates about market participant assumptions. CMS Energy and Consumers classify fair value measurements within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement in its entirety.

## Assets and Liabilities Measured at Fair Value on a Recurring Basis

Presented in the following tables are CMS Energy's and Consumers' assets and liabilities, by level within the fair value hierarchy, reported at fair value on a recurring basis:

| December 31, 2011 | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| | | In Millions | | |
| **CMS Energy, including Consumers** | | | | |
| Assets | | | | |
| Cash equivalents | $109 | $109 | $— | $— |
| Restricted cash equivalents | 15 | 15 | — | — |
| Nonqualified deferred compensation plan assets | 4 | 4 | — | — |
| SERP: | | | | |
| Cash equivalents | 1 | 1 | — | — |
| Mutual funds | 113 | 113 | — | — |
| Derivative instruments: | | | | |
| Commodity contracts | 3 | 1 | — | 2 |
| Total | $245 | $243 | $— | $ 2 |
| Liabilities: | | | | |
| Nonqualified deferred compensation plan liabilities | $ 4 | $ 4 | $— | $— |
| Derivative instruments: | | | | |
| Commodity contracts | 7 | — | 3 | 4 |
| Total | $ 11 | $ 4 | $ 3 | $ 4 |
| **Consumers** | | | | |
| Assets: | | | | |
| Cash equivalents | $ 56 | $ 56 | $— | $— |
| Restricted cash equivalents | 14 | 14 | — | — |
| CMS Energy common stock | 35 | 35 | — | — |
| Nonqualified deferred compensation plan assets | 3 | 3 | — | — |
| SERP: | | | | |
| Cash equivalents | 1 | 1 | — | — |
| Mutual funds | 74 | 74 | — | — |
| Derivative instruments: | | | | |
| Commodity contracts | 2 | — | — | 2 |
| Total | $185 | $183 | $— | $ 2 |
| Liabilities: | | | | |
| Nonqualified deferred compensation plan liabilities | $ 3 | $ 3 | $— | $— |
| Total | $ 3 | $ 3 | $— | $— |

| December 31, 2010 | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| | | In Millions | | |
| **CMS Energy, including Consumers** | | | | |
| Assets: | | | | |
| Cash equivalents | $183 | $183 | $— | $— |
| Restricted cash equivalents | 6 | 6 | — | — |
| Nonqualified deferred compensation plan assets | 6 | 6 | — | — |
| SERP: | | | | |
| Cash equivalents | 1 | 1 | — | — |
| Mutual fund | 62 | 62 | — | — |
| State and municipal bonds | 28 | — | 28 | — |
| Derivative instruments: | | | | |
| Commodity contracts | 1 | — | — | 1 |
| Total | $287 | $258 | $28 | $ 1 |
| Liabilities: | | | | |
| Nonqualified deferred compensation plan liabilities | $ 6 | $ 6 | $— | $— |
| Derivative instruments: | | | | |
| Commodity contracts | 4 | — | — | 4 |
| Total | $ 10 | $ 6 | $— | $ 4 |
| **Consumers** | | | | |
| Assets: | | | | |
| Cash equivalents | $ 19 | $ 19 | $— | $— |
| Restricted cash equivalents | 6 | 6 | — | — |
| CMS Energy common stock | 34 | 34 | — | — |
| Nonqualified deferred compensation plan assets | 4 | 4 | — | — |
| SERP: | | | | |
| Cash equivalents | 1 | 1 | — | — |
| Mutual fund | 39 | 39 | — | — |
| State and municipal bonds | 17 | — | 17 | — |
| Derivative instruments: | | | | |
| Commodity contracts | 1 | — | — | 1 |
| Total | $121 | $103 | $17 | $ 1 |
| Liabilities: | | | | |
| Nonqualified deferred compensation plan liabilities | $ 4 | $ 4 | $— | $— |
| Total | $ 4 | $ 4 | $— | $— |

*Cash Equivalents:* Cash equivalents and restricted cash equivalents consist of money market funds with daily liquidity.

*Nonqualified Deferred Compensation Plan Assets:* The nonqualified deferred compensation plan assets consist of various mutual funds that are valued using a market approach. CMS Energy and Consumers value these assets using the daily quoted net asset values that are the basis for transactions to buy or sell shares in each fund. CMS Energy and Consumers report these assets in other non-current assets on their consolidated balance sheets.

*SERP Assets:* CMS Energy and Consumers value their SERP assets using a market approach, incorporating prices and other relevant information from market transactions. The SERP cash equivalents consist of a money market fund with daily liquidity. The SERP invests in mutual funds that hold primarily fixed-income instruments of varying maturities. In order to meet their investment objectives, the funds hold investment-grade debt securities, and may invest a portion of their assets in high-yield securities, foreign debt, and derivative instruments. CMS Energy and Consumers value these funds using the daily quoted net asset values that are the basis for transactions to buy or sell shares in each fund.

At December 31, 2010, the SERP held state and municipal bonds, which were valued using a matrix pricing model incorporating Level 2 market-based information. The fair value of the bonds was derived from various observable inputs, including benchmark yields, reported trades, broker/dealer quotes, bond ratings, and general information on market movements normally considered by market participants when pricing such debt securities.

CMS Energy and Consumers report their SERP assets in other non-current assets on their consolidated balance sheets. For additional details about SERP securities, see Note 9, Financial Instruments.

*Nonqualified Deferred Compensation Plan Liabilities:* CMS Energy and Consumers value their non-qualified deferred compensation plan liabilities based on the fair values of the plan assets, as they reflect what is owed to the plan participants in accordance with their investment elections. CMS Energy and Consumers report these liabilities in other non-current liabilities on their consolidated balance sheets.

*Derivative Instruments:* CMS Energy and Consumers value their derivative instruments using either a market approach that incorporates information from market transactions, or an income approach that discounts future expected cash flows to a present value amount. CMS Energy has exchange-traded derivative contracts that are valued based on Level 1 quoted prices, as well as derivatives valued using Level 2 inputs, including commodity market prices, interest rates, credit ratings, default rates, and market-based seasonality factors. CMS Energy and Consumers have classified certain derivatives as Level 3 since the fair value measurements incorporate pricing assumptions that cannot be observed or confirmed through market transactions. At December 31, 2011, the most significant derivatives classified as Level 3 were a power option sold by CMS ERM and FTRs held by Consumers. At December 31, 2010, the most significant derivative classified as Level 3 was an electricity sales agreement held by CMS ERM. In valuing their derivative instruments not classified as Level 1, CMS Energy and Consumers may incorporate adjustments for credit risk, or the risk of nonperformance, as deemed appropriate. For additional details about derivative contracts, see Note 10, Derivative Instruments.

## Assets and Liabilities Measured at Fair Value on a Recurring Basis using Significant Level 3 Inputs

Presented in the following table are reconciliations of changes in the fair values of Level 3 assets and liabilities at CMS Energy and Consumers:

| Years Ended December 31 | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | In Millions | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | |
| Balance at beginning of period | $(3) | $(8) | $(16) |
| Total gains included in earnings[1] | 2 | 5 | 7 |
| Total gains offset through regulatory accounting | 2 | 3 | 9 |
| Purchases | 1 | 1 | 1 |
| Sales | (4) | (1) | — |
| Settlements | — | (3) | (9) |
| Balance at end of period | $(2) | $(3) | $ (8) |
| Unrealized gains included in earnings relating to assets and liabilities still held at end of period[1] | $ 2 | $ 4 | $ 6 |
| **CONSUMERS** | | | |
| Balance at beginning of period | $ 1 | $— | $ — |
| Total gains offset through regulatory accounting | 2 | 3 | 9 |
| Purchases | 1 | 1 | 1 |
| Settlements | (2) | (3) | (10) |
| Balance at end of period | $ 2 | $ 1 | $ — |

[1] CMS Energy records realized and unrealized gains and losses for Level 3 recurring fair values in earnings as a component of operating revenue or maintenance and other operating expenses on its consolidated statements of income.

## Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

CMS Energy and Consumers had no nonrecurring fair value measurements during the year ended December 31, 2011.

Presented in the following table are CMS Energy's assets, by level within the fair value hierarchy, reported at fair value on a nonrecurring basis during the year ended December 31, 2010:

| | Level 1 | Level 2 | Level 3 | Losses |
|---|---|---|---|---|
| | | In Millions | | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | | |
| Assets held for sale | $— | $5 | $— | $(6) |

In 2010, CMS Energy wrote down assets held for sale from their carrying amount of $11 million to their fair value of $5 million, resulting in a loss of $6 million, which was recorded in earnings as part of discontinued operations. The fair value was determined based on the price that CMS Energy received for the sale of these assets, which closed in January 2011. CMS Energy had no other nonrecurring fair value measurements and Consumers had no nonrecurring fair value measurements during the years ended December 31, 2010 and 2009.

## 5: CONTINGENCIES AND COMMITMENTS

CMS Energy and Consumers are involved in various matters that give rise to contingent liabilities. Depending on the specific issues, the resolution of these contingencies could have a material effect on CMS Energy's and Consumers' liquidity, financial condition, and results of operations. In their disclosures of these matters, CMS Energy and Consumers provide an estimate of the possible loss or range of loss when such an estimate can be made. Disclosures that state that CMS Energy or Consumers cannot predict the outcome of a matter indicate that they are unable to estimate a possible loss or range of loss for the matter.

### CMS ENERGY CONTINGENCIES

**Gas Index Price Reporting Investigation:** In 2002, CMS Energy notified appropriate regulatory and governmental agencies that some employees at CMS MST and CMS Field Services appeared to have provided inaccurate information regarding natural gas trades to various energy industry publications which compile and report index prices. Although CMS Energy has not received any formal notification that the DOJ has completed its investigation, the DOJ's last request for information occurred in 2003, and CMS Energy completed its response to this request in 2004. CMS Energy is unable to predict the outcome of the DOJ investigation and what effect, if any, the investigation will have on CMS Energy.

**Gas Index Price Reporting Litigation:** CMS Energy, along with CMS MST, CMS Field Services, Cantera Natural Gas, Inc., and Cantera Gas Company, are named as defendants in various lawsuits arising as a result of alleged inaccurate natural gas price reporting to publications that report trade information. Allegations include manipulation of NYMEX natural gas futures and options prices, price-fixing conspiracies, restraint of trade, and artificial inflation of natural gas retail prices in Colorado, Kansas, Missouri, and Wisconsin. The following provides more detail on these proceedings:

- In 2005, CMS Energy, CMS MST, and CMS Field Services were named as defendants in a putative class action filed in Kansas state court, Learjet, Inc., et al. v. Oneok, Inc., et al. The complaint alleges that during the putative class period, January 1, 2000 through October 31, 2002, the defendants engaged in a scheme to violate the Kansas Restraint of Trade Act. The plaintiffs are seeking statutory full consideration damages consisting of the full consideration paid by plaintiffs for natural gas allegedly purchased from defendants.
- In 2007, a class action complaint, Heartland Regional Medical Center, et al. v. Oneok, Inc. et al., was filed in Missouri state court alleging violations of Missouri antitrust laws. Defendants, including CMS Energy, CMS Field Services, and CMS MST, are alleged to have violated the Missouri antitrust law in connection with their natural gas reporting activities.
- Breckenridge Brewery of Colorado, LLC and BBD Acquisition Co. v. Oneok, Inc., et al., a class action complaint brought on behalf of retail direct purchasers of natural gas in Colorado, was filed in Colorado state court in 2006. Defendants, including CMS Energy, CMS Field Services, and CMS MST, are alleged to have violated the Colorado Antitrust Act of 1992 in connection with their natural gas reporting activities. Plaintiffs are seeking full refund damages.
- A class action complaint, Arandell Corp., et al. v. XCEL Energy Inc., et al., was filed in 2006 in Wisconsin state court on behalf of Wisconsin commercial entities that purchased natural gas between January 1, 2000 and October 31, 2002. The defendants, including CMS Energy, CMS ERM, and Cantera Gas Company, are alleged to have violated Wisconsin's antitrust statute. The plaintiffs are seeking full consideration damages, plus exemplary damages and attorneys' fees. After dismissal on jurisdictional grounds in 2009, plaintiffs filed a new complaint in the U.S. District Court for the Eastern District of Michigan. In 2010, the MDL judge issued an opinion and order granting the

CMS Energy defendants' motion to dismiss the Michigan complaint on statute-of-limitations grounds and all CMS Energy defendants have been dismissed from the Arandell (Michigan) action.

- Another class action complaint, Newpage Wisconsin System v. CMS ERM, et al., was filed in 2009 in circuit court in Wood County, Wisconsin, against CMS Energy, CMS ERM, Cantera Gas Company, and others. The plaintiff is seeking full consideration damages, treble damages, costs, interest, and attorneys' fees.
- In 2005, J.P. Morgan Trust Company, in its capacity as Trustee of the FLI Liquidating Trust, filed an action in Kansas state court against CMS Energy, CMS MST, CMS Field Services, and others. The complaint alleges various claims under the Kansas Restraint of Trade Act. The plaintiff is seeking statutory full consideration damages for its purchases of natural gas in 2000 and 2001.

After removal to federal court, all of the cases described above were transferred to the MDL. CMS Energy was dismissed from the Learjet, Heartland, and J.P. Morgan cases in 2009, but other CMS Energy defendants remained parties. All CMS Energy defendants were dismissed from the Breckenridge case in 2009. In 2010, CMS Energy and Cantera Gas Company were dismissed from the Newpage case and the Arandell (Wisconsin) case was reinstated against CMS ERM. In July 2011, all claims against remaining CMS Energy defendants in the MDL cases were dismissed based on FERC preemption. Plaintiffs have filed appeals in all of the cases. The issues on appeal are whether the district court erred in dismissing the cases based on FERC preemption and denying the plaintiffs' motions for leave to amend their complaints to add a federal Sherman Act antitrust claim. The plaintiffs did not appeal the dismissal of CMS Energy as a defendant in these cases, but other CMS Energy entities remain as defendants.

These cases involve complex facts, a large number of similarly situated defendants with different factual positions, and multiple jurisdictions. Presently, any estimate of liability would be highly speculative; the amount of CMS Energy's possible loss would be based on widely varying models previously untested in this context. If the outcome after appeals is unfavorable, these cases could have a material adverse impact on CMS Energy's liquidity, financial condition, and results of operations.

**Bay Harbor:** As part of the development of Bay Harbor by certain subsidiaries of CMS Energy, and under an agreement with the MDEQ, third parties constructed a golf course and park over several abandoned CKD piles left over from the former cement plant operations on the Bay Harbor site. The third parties also undertook a series of response activities, including constructing a leachate collection system in one area where CKD-impacted groundwater was entering Little Traverse Bay. Leachate is produced when water enters into the CKD piles. In 2002, CMS Energy sold its interest in Bay Harbor, but retained its obligations under environmental indemnities entered into at the start of the project.

In 2005, the EPA, along with CMS Land and CMS Capital, voluntarily executed an Administrative Order on Consent under Superfund, and the EPA approved a Removal Action Work Plan to address contamination issues. Collection systems required under the plan have been installed and effectiveness monitoring of the systems at the shoreline is ongoing. CMS Land, CMS Capital, and the EPA agreed upon augmentation measures to address areas where pH measurements were not satisfactory. Several augmentation measures were implemented and completed in 2009, with the remaining measure completed in 2010.

In May 2011, CMS Energy received approval from the EPA on a revised scope of remedies that CMS Energy had submitted in December 2010. CMS Energy reached a tentative agreement with the MDEQ in December 2011 that identifies the final remedies at the site. The parties are awaiting EPA review prior to finalizing the agreement. In December 2010, the MDEQ issued an NPDES permit that authorizes CMS Land to discharge treated leachate into Little Traverse Bay. This permit requires renewal every five years. Discharge of treated leachate under the permit has commenced. Additionally, CMS Land has committed to investigate the potential for a deep injection well on the Bay Harbor site as an alternative long-term solution to the leachate disposal issue. In 2008, the MDEQ and the EPA granted permits for CMS Land or its wholly owned subsidiary, Beeland Group LLC, to construct and operate an off-site deep injection well in Antrim County, Michigan, to dispose of leachate from Bay Harbor. Certain environmental groups, a local township, and a local county filed lawsuits appealing the permits and seeking an injunction. A temporary restraining order was issued by the trial court. The legal proceeding was stayed in 2009 and can be renewed by either party at any time.

Various claims have been brought against CMS Land or its affiliates, including CMS Energy, alleging environmental damage to property, loss of property value, insufficient disclosure of environmental matters, breach of agreement relating to access, or other matters. In October 2010, CMS Land and other parties received a demand for payment from the EPA in the amount of $7 million, plus interest, whereby the EPA is seeking recovery, as allowed under Superfund, of the EPA's response costs incurred at the Bay Harbor site. CMS Land communicated to the EPA in November 2010 that it does not believe that this is a valid claim.

CMS Land and CMS Capital, the MDEQ, the EPA, and other parties continue to negotiate the long-term remedy for the Bay Harbor site, including:

- the disposal of leachate;
- the location and design of collection lines and upstream water diversion systems;
- application of criteria for various substances such as mercury; and
- other matters that are likely to affect the scope of response activities that CMS Land and CMS Capital may be obligated to undertake.

CMS Energy has recorded a cumulative charge related to Bay Harbor of $224 million, which includes accretion expense. At December 31, 2011, CMS Energy had a recorded liability of $77 million for its remaining obligations. CMS Energy calculated this liability based on discounted projected costs, using a discount rate of 4.34 percent and an inflation rate of one percent on annual operating and maintenance costs. CMS Energy based the discount rate on the interest rate for 30-year U.S. Treasury securities at December 31, 2010. The undiscounted amount of the remaining obligation is $100 million. CMS Energy expects to pay $21 million during 2012, $8 million in 2013, $4 million in 2014, $4 million in 2015, $5 million in 2016, and the remaining amount thereafter on long-term liquid disposal and operating and maintenance costs.

CMS Energy's estimate of response activity costs and the timing of expenditures could change if there are additional major changes in circumstances or assumptions, including but not limited to:

- inability to complete the present long-term water disposal strategy at a reasonable cost;
- delays in implementing the present long-term water disposal strategy;
- requirements to alter the present long-term water disposal strategy upon expiration of the NPDES permit if the MDEQ or EPA identify a more suitable alternative;
- an increase in the number of contamination areas;
- different remediation techniques;
- the nature and extent of contamination;
- inability to reach agreement with the MDEQ or the EPA over additional response activities;
- delays in the receipt of requested permits;
- delays following the receipt of any requested permits due to legal appeals of third parties;
- additional or new legal or regulatory requirements; or
- new or different landowner claims.

Depending on the size of any indemnity obligation or liability under environmental laws, an adverse outcome of this matter could have a material adverse effect on CMS Energy's liquidity and financial condition and could negatively affect CMS Energy's financial results. Although a liability for its present estimate of remaining response activity costs has been recorded, CMS Energy cannot predict the ultimate financial impact or outcome of this matter.

**Equatorial Guinea Tax Claim:** In January 2002, CMS Energy sold its oil, gas, and methanol investments in Equatorial Guinea. The government of Equatorial Guinea claims that CMS Energy owes $142 million in taxes, plus interest, in connection with the sale. CMS Energy has concluded that the government's tax claim is without merit. The government of Equatorial Guinea indicated through a request for arbitration in October 2011 that it still intends to pursue its claim. CMS Energy is vigorously contesting the claim, and cannot predict the financial impact or outcome of this matter.

### CONSUMERS' ELECTRIC UTILITY CONTINGENCIES

**Electric Environmental Matters:** Consumers' operations are subject to environmental laws and regulations. Historically, Consumers has generally been able to recover, in customer rates, the costs to operate its facilities in compliance with these laws and regulations.

*Cleanup and Solid Waste:* Consumers expects to incur remediation and other response activity costs at a number of sites under NREPA. Consumers believes that these costs should be recoverable in rates, but cannot guarantee that outcome. Consumers estimates that its liability for NREPA sites will be between $1 and $4 million. At December 31, 2011, Consumers had a recorded liability of $1 million, the minimum amount in the range of its estimated probable NREPA liability.

Consumers is a potentially responsible party at a number of contaminated sites administered under the Superfund. Superfund liability is joint and several. In addition to Consumers, many other creditworthy parties with substantial assets are potentially responsible with respect to the individual sites. In November 2010, Consumers received official notification from the EPA that identified Consumers as a potentially responsible party at the Kalamazoo River Superfund site. The notification claimed that the EPA has reason to believe Consumers disposed of PCBs and arranged for the disposal and treatment of PCB-containing materials at portions of the site. Consumers responded to the EPA in December 2010, stating that it has no information showing that it disposed of PCBs or arranged for disposal or treatment of PCB-containing material at portions of the site and requesting further information from the EPA before Consumers would commit to perform or finance cleanup activities at the site. In April 2011, Consumers received a follow-up letter from the EPA requesting that Consumers, as a potentially responsible party at the Kalamazoo River Superfund site, agree to participate in a removal action plan along with several other companies for an area of lower Portage Creek. The letter also indicated that under Sections 106 and 107 of Superfund, Consumers may be liable for reimbursement of the EPA's costs and potential penalties for noncompliance with any unilateral order that the EPA may issue requiring performance under the removal action plan. All parties, including Consumers, that were asked to participate in the removal action plan declined to accept liability. In August 2011, the EPA announced that it would proceed with the removal action plan and would continue to pursue potentially responsible parties to perform or pay for some or all of the work. The EPA has provided limited information regarding Consumers' potential responsibility for contamination at the site and has not yet given an indication of the share of any cleanup costs for which Consumers could be held responsible. Consumers continues to investigate the EPA's claim that it disposed of PCBs or arranged for disposal or treatment of PCB-containing material at portions of the site. Until further information is received from the EPA, Consumers is unable to estimate a range of potential liability for cleanup of the river.

Based on its experience, Consumers estimates that its share of the total liability for other known Superfund sites will be between $2 million and $8 million. Various factors, including the number of potentially responsible parties involved with each site, affect Consumers' share of the total liability. At December 31, 2011, Consumers had a recorded liability of $2 million for its share of the total liability at these sites, the minimum amount in the range of its estimated probable Superfund liability.

The timing of payments related to Consumers' remediation and other response activities at its Superfund and NREPA sites is uncertain. Consumers periodically reviews these cost estimates. Any significant change in the underlying assumptions, such as an increase in the number of sites, different remediation techniques, the nature and extent of contamination, and legal and regulatory requirements, could affect its estimates of NREPA and Superfund liability.

*Ludington PCB:* In 1998, during routine maintenance activities, Consumers identified PCB as a component in certain paint, grout, and sealant materials at Ludington. Consumers removed and replaced part of the PCB material with non-PCB material. Since proposing a plan to take action with respect to the remaining materials, Consumers has had several communications with the EPA. Consumers is not able to predict when the EPA will issue a final ruling and cannot predict the financial impact or outcome of this matter.

*Electric Utility Plant Air Permit Issues and Notices of Violation:* In 2007, Consumers received an NOV/FOV from the EPA alleging that fourteen utility boilers exceeded the visible emission limits in their associated air permits. Consumers has responded formally to the NOV/FOV denying the allegations. In addition, in 2008, Consumers received an NOV for three of its coal-fueled facilities alleging, among other things, violations of NSR PSD regulations relating to ten projects from 1986 to 1998 allegedly subject to review under the NSR. The EPA has alleged that some utilities have classified incorrectly major plant modifications as RMRR rather than seeking permits from the EPA or state regulatory agencies to modify their plants. Consumers responded to the information requests from the EPA on this subject in the past. Consumers believes that it has properly interpreted the requirements of RMRR.

Consumers is engaged in discussions with the EPA on all of these matters. Depending upon the outcome of these discussions, the EPA could bring legal action against Consumers and/or Consumers could be required to install additional pollution control equipment at some or all of its coal-fueled electric generating plants, surrender emission allowances, engage in Supplemental Environmental Projects, and/or pay fines. Additionally, Consumers would need to assess the viability of continuing operations at certain plants. The potential costs relating to these matters could be material and the extent of cost recovery cannot be reasonably estimated. Although Consumers cannot predict the financial impact or outcome of these matters, Consumers expects that it would be able to recover some or all of the costs in rates, consistent with the recovery of other reasonable costs of complying with environmental laws and regulations.

**Nuclear Matters:** The matters discussed in this section relate to Consumers' previously owned nuclear generating plants.

In 1997, a U.S. Court of Appeals decision confirmed that the DOE was to begin accepting deliveries of spent nuclear fuel for disposal by January 1998. Subsequent U.S. Court of Appeals litigation, in which Consumers and other utilities participated, had not been successful in producing more specific relief for the DOE's failure to accept the spent nuclear fuel. A number of court decisions have supported the right of utilities to pursue damage claims in the U.S. Court of Claims against the DOE for failure to take delivery of spent nuclear fuel. Consumers filed a complaint in 2002.

In July 2011, Consumers entered into an agreement with the DOE to settle its claims for $120 million. In September 2011, Consumers filed an application with the MPSC regarding the regulatory treatment of the settlement amount. For further information, see Note 6, Regulatory Matters.

As part of the agreement with the DOE, Consumers settled its liability to the DOE to fund the disposal of spent nuclear fuel used at Palisades and Big Rock before 1983. This liability, which totaled $163 million, comprised $44 million collected from customers for spent nuclear fuel disposal fees and $119 million of interest accrued on those fees, and was to be paid no later than when the DOE began accepting delivery of spent nuclear fuel. CMS Energy and Consumers classified the liability as long-term debt on their consolidated balance sheets.

Following the settlement, Consumers terminated its letter of credit to Entergy, which Consumers had provided as security for its retained obligation to the DOE in connection with its sale of Palisades and the Big Rock ISFSI to Entergy in 2007.

In its November 2010 electric rate case order, the MPSC had directed Consumers to establish an independent trust fund for the amount payable to the DOE. Following its settlement with the DOE, Consumers petitioned the MPSC to relieve it of the obligation to fund the trust.

### CONSUMERS' GAS UTILITY CONTINGENCIES

**Gas Environmental Matters:** Consumers expects to incur remediation and other response activity costs at a number of sites under the NREPA. These sites include 23 former MGP facilities. Consumers operated the facilities on these sites for some part of their operating lives. For some of these sites, Consumers has no present ownership interest or may own only a portion of the original site.

In 2011, Consumers increased its remaining liability for these sites by $104 million. The factors that contributed to this revision of estimated costs include new physical evidence regarding the extent of contamination at certain of these sites and statutory changes in Michigan that allow for the achievement of a "no further action" status for environmental sites. These changes led to a new plan of site-by-site remediation work necessary to achieve this status.

At December 31, 2011, Consumers had a recorded liability of $128 million for its remaining obligations for these sites. This amount represents the present value of long-term projected costs, using a discount rate of 2.57 percent and an inflation rate of 2.5 percent. Consumers based the discount rate on the interest rate for 20-year U.S. Treasury securities at December 31, 2011. The undiscounted amount of the remaining obligation is $142 million. Consumers expects to incur remediation and other response activity costs in each of the next five years as follows:

| | 2012 | 2013 | 2014 | 2015 | 2016 |
|---|---|---|---|---|---|
| | | | In Millions | | |
| **CONSUMERS** | | | | | |
| Remediation and other response activity costs | $14 | $12 | $12 | $21 | $13 |

Consumers periodically reviews these cost estimates. Any significant change in the underlying assumptions, such as an increase in the number of sites, changes in remediation techniques, or legal and regulatory requirements, could affect Consumers' estimates of annual response activity costs and the MGP liability.

Pursuant to orders issued by the MPSC, Consumers defers its MGP-related remediation costs and recovers them from its customers. At December 31, 2011, Consumers had a regulatory asset of $156 million related to the MGP sites.

### CONSUMERS' OTHER CONTINGENCIES

**Other Environmental Matters:** Consumers is initiating preliminary investigations during 2012 at a number of potentially contaminated sites it presently owns with the intent of determining whether any contamination exists and the extent of any identified contamination. The sites to be investigated include combustion turbine sites, generating sites, compressor stations, and remote storage tanks. As of December 31, 2011, no contamination had been confirmed at any of these sites, but it is reasonably possible that contamination exists. Consumers is unable to estimate a possible loss or range of loss at this stage of the investigations.

**GUARANTEES**

Presented in the following table are CMS Energy's and Consumers' guarantees at December 31, 2011:

| Guarantee Description | Issue Date | Expiration Date | Maximum Obligation | Carrying Amount |
|---|---|---|---|---|
| | | In Millions | | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | | |
| Indemnity obligations from asset sales and other agreements | Various | Various through September 2029 | $512[1] | $17 |
| Guarantees and put options[2] | Various | Various through March 2021 | 63 | 1 |
| **CONSUMERS** | | | | |
| Indemnity obligations and other guarantees | Various | Various through September 2029 | $ 30 | $ 1 |

[1] The majority of this amount arises from stock and asset sale agreements under which CMS Energy or a subsidiary of CMS Energy, other than Consumers, indemnified the purchaser for losses resulting from various matters, including claims related to tax disputes, claims related to PPAs, and defects in title to the assets or stock sold to the purchaser by CMS Energy subsidiaries. Except for items described elsewhere in this Note, CMS Energy believes the likelihood of material loss to be remote for the indemnity obligations not recorded as liabilities.

[2] At December 31, 2011, the carrying amount of CMS Land's put option agreements with certain Bay Harbor property owners was $1 million. If CMS Land is required to purchase a Bay Harbor property under a put option agreement, it may sell the property to recover the amount paid under the put option agreement.

Presented in the following table is additional information regarding CMS Energy's and Consumers' guarantees:

| Guarantee Description | How Guarantee Arose | Events That Would Require Performance |
|---|---|---|
| **CMS ENERGY, INCLUDING CONSUMERS** | | |
| Indemnity obligations from asset sales and other agreements | Stock and asset sale agreements | Findings of misrepresentation, breach of warranties, tax claims, and other specific events or circumstances |
| Guarantees | Normal operating activity | Nonperformance or non-payment by a subsidiary under a related contract |
| Put options | Bay Harbor remediation efforts | Owners exercising put options requiring CMS Land to purchase property |
| **CONSUMERS** | | |
| Guarantees and indemnity obligations | Normal operating activity | Nonperformance or claims made by third party under a related contract |

CMS Energy, Consumers, and certain other subsidiaries of CMS Energy also enter into various agreements containing tax and other indemnity provisions for which they are unable to estimate the maximum potential obligation. These factors include unspecified exposure under certain agreements. CMS Energy and Consumers consider the likelihood that they would be required to perform or incur substantial losses related to these indemnities to be remote.

### OTHER CONTINGENCIES

**Other:** In addition to the matters disclosed in this Note and Note 6, Regulatory Matters, there are certain other lawsuits and administrative proceedings before various courts and governmental agencies arising in the ordinary course of business to which CMS Energy, Consumers, and certain other subsidiaries of CMS Energy are parties. These other lawsuits and proceedings may involve personal injury, property damage, contracts, environmental matters, federal and state taxes, rates, licensing, employment, and other matters. Further, CMS Energy and Consumers occasionally self-report certain regulatory non-compliance matters that may or may not eventually result in administrative proceedings. CMS Energy and Consumers believe that the outcome of any one of these proceedings will not have a material adverse effect on their consolidated results of operations, financial condition, or liquidity.

### CONTRACTUAL COMMITMENTS

**Purchase Obligations:** Presented in the following table are Consumers' contractual cash obligations at December 31, 2011 for each of the periods shown. CMS Energy did not have any contractual cash obligations at December 31, 2011 that were not included in Consumers' reported amounts.

| | | Payments Due | | | | | |
|---|---|---|---|---|---|---|---|
| | Total | 2012 | 2013 | 2014 | 2015 | 2016 | Beyond 2016 |
| | | | | In Millions | | | |
| **CONSUMERS** | | | | | | | |
| Purchase obligations | $14,966 | $1,868 | $1,204 | $927 | $1,010 | $1,010 | $8,947 |
| Purchase obligations – related parties | 1,686 | 92 | 91 | 96 | 101 | 103 | 1,203 |

Purchase obligations are long-term contracts for the purchase of commodities and services. These obligations include operating contracts used to ensure adequate supply with generating facilities that meet PURPA requirements. The commodities and services include natural gas and associated transportation, electricity, and coal and associated transportation.

**The MCV PPA:** Consumers has a 35-year PPA that began in 1990 with the MCV Partnership to purchase 1,240 MW of electricity. The MCV PPA, as amended and restated, provides for:

- a capacity charge of $10.14 per MWh of available capacity;
- a fixed energy charge based on Consumers' annual average baseload coal generating plant operating and maintenance cost, fuel inventory, and average administrative and general expenses;
- a variable energy charge for all delivered energy that reflects the MCV Partnership's cost of production;
- a $5 million annual contribution by the MCV Partnership to a renewable resources program; and
- an option for Consumers to extend the MCV PPA for five years or purchase the MCV Facility at the conclusion of the MCV PPA's term in March 2025.

Capacity and energy charges under the MCV PPA were $292 million in 2011, $285 million in 2010, and $246 million in 2009. Consumers estimates that capacity and energy charges under the MCV PPA will average $380 million annually. These amounts are included in the table above.

**The Palisades PPA:** Consumers has a PPA expiring in 2022 with Entergy to purchase all of the capacity and energy produced by Palisades, up to the annual average capacity of 798 MW. Consumers estimates that capacity and energy payments under the Palisades PPA will average $340 million annually. A portion of these amounts is included in the table above. Consumers' total purchases of capacity and energy under the PPA were $311 million in 2011, $286 million in 2010, and $276 million in 2009. For further details about Palisades, see Note 15, Leases.

## 6: REGULATORY MATTERS

### RATE MATTERS

Rate matters are critical to Consumers. Depending upon the specific issues, the outcomes of rate cases and proceedings could have a material adverse effect on CMS Energy's and Consumers' liquidity, financial condition, and results of operations. Consumers cannot predict the outcome of these proceedings.

#### CONSUMERS' ELECTRIC UTILITY

**Electric Rate Case:** The MPSC, in its 2010 electric rate case order, authorized Consumers to increase its rates by $146 million annually, $4 million less than the rate increase self-implemented by Consumers in July 2010. In June 2011, the MPSC approved a settlement agreement, finding that no refund of self-implemented rates to customers is required.

**Power Supply Cost Recovery:** The PSCR process is designed to allow Consumers to recover all of its power supply costs if incurred under reasonable and prudent policies and practices. The MPSC reviews these costs, policies, and practices in annual plan and reconciliation proceedings. Consumers adjusts its PSCR billing factor monthly in order to minimize the overrecovery or underrecovery amount in the annual PSCR reconciliation.

*PSCR Plan:* Consumers submitted its 2011 PSCR plan to the MPSC in September 2010. In accordance with its proposed plan, Consumers self-implemented the 2011 PSCR charge beginning in January 2011. In October 2011, the administrative law judge recommended that the MPSC approve Consumers' 2011 PSCR plan with minor modifications.

*PSCR Reconciliations*: Presented in the following table is the PSCR reconciliation filing pending with the MPSC:

| PSCR Year | Date Filed | Net Underrecovery | PSCR Cost of Power Sold |
|---|---|---|---|
| 2010 | March 2011 | $15 million | $1.7 billion |

In June 2011, the MPSC issued an order approving Consumers' 2009 PSCR reconciliation, as modified by the order, and authorized Consumers to include an underrecovery of $31 million in its 2010 PSCR reconciliation.

**Electric Depreciation**: In November 2011, the MPSC issued an order approving a settlement agreement in the electric depreciation case for Ludington, which was filed jointly by Consumers and Detroit Edison. The settlement agreement resulted in a minor decrease to annual depreciation expense effective November 2011.

## CONSUMERS' GAS UTILITY

**Gas Rate Case:** In August 2010, Consumers filed an application with the MPSC seeking an annual rate increase of $55 million based on an 11 percent authorized return on equity. The filing requested recovery for investments made to enhance safety, system reliability, and operational efficiencies that improve service to customers.

In May 2011, the MPSC approved a partial settlement agreement authorizing Consumers to increase its rates by $31 million annually, based on a 10.5 percent authorized return on equity. Matters not addressed in the settlement agreement included the decoupling mechanism, the Smart Grid program, and contributions to the low-income and energy efficiency fund. Presented in the following table are the components of the rate increase authorized by the MPSC and the rate increase originally requested by Consumers:

| Components of the Rate Increase | Increase Authorized by the MPSC | Increase Originally Requested by Consumers | Difference |
|---|---|---|---|
| | | In Millions | |
| Investment in rate base | $ 29 | $30 | $ (1) |
| Impact of sales declines | 15 | 4 | 11 |
| Operating and maintenance costs | 2 | 16 | (14) |
| Cost of capital | (15) | 5 | (20) |
| Total | $ 31 | $55 | $(24) |

In August 2011, the MPSC authorized the continuation of the decoupling mechanism and the collection of low-income and energy efficiency funds, but denied recovery of costs associated with the Smart Grid program related to Consumers' gas utility. Consumers filed a petition for rehearing in this case to address the disallowance of Smart Grid costs and stated that it would remove all costs associated with the gas Smart Grid program from its next general rate case application. In October 2011, the MPSC granted Consumers' petition for rehearing, allowing Consumers to recover costs that the gas utility has incurred associated with the Smart Grid program.

**Gas Cost Recovery:** The GCR process is designed to allow Consumers to recover all of its purchased natural gas costs if incurred under reasonable and prudent policies and practices. The MPSC reviews these costs, policies, and practices in annual plan and reconciliation proceedings. Consumers adjusts its GCR billing factor monthly in order to minimize the overrecovery or underrecovery amount in the annual GCR reconciliation.

*GCR Plan:* Consumers submitted its 2011-2012 GCR plan to the MPSC in December 2010. In accordance with its proposed plan, Consumers self-implemented the 2011-2012 GCR charge beginning in April 2011. In September 2011, the administrative law judge recommended that the MPSC approve Consumers' 2011-2012 GCR plan, with certain adjustments to its fixed-price purchase guidelines.

*GCR Reconciliations*: Presented in the following table are the GCR reconciliation filings pending with the MPSC:

| GCR Year | Date Filed | Net Overrecovery | GCR Cost of Gas Sold |
|---|---|---|---|
| 2009-2010 | June 2010 | $1 million | $1.3 billion |
| 2010-2011 | June 2011 | 6 million | 1.2 billion |

In November 2011, the administrative law judge recommended that the MPSC approve Consumers' 2009-2010 GCR reconciliation and authorize Consumers to include the overrecovery of $1 million in its 2010-2011 GCR plan.

### Regulatory Assets and Liabilities

Consumers is subject to the actions of the MPSC and FERC and prepares its consolidated financial statements in accordance with the provisions of regulatory accounting. A utility must apply regulatory accounting when its rates are designed to recover specific costs of providing regulated services. Under regulatory accounting, Consumers records regulatory assets or liabilities for certain transactions that would have been treated as expense or revenue by non-regulated businesses.

Consumers reflected the following regulatory assets and liabilities on its consolidated balance sheets:

| December 31 | End of Recovery or Refund Period | 2011 | 2010 |
|---|---|---|---|
| | | In Millions | |
| Regulatory assets: | | | |
| *Current* | | | |
| Postretirement benefits (Note 12)[1] | 2011 | $ — | $ 19 |
| Other[2] | 2012 | 1 | — |
| Total current regulatory assets | | $ 1 | $ 19 |
| *Non-current* | | | |
| Postretirement benefits (Note 12)[1] | various | $1,665 | $1,364 |
| Securitized costs (Note 7)[3] | 2015 | 252 | 310 |
| MGP sites (Note 5)[3] | various | 156 | 58 |
| ARO (Note 17)[3] | various | 114 | 107 |
| Big Rock nuclear decommissioning and related costs[3] | n/a | 85 | 85 |
| Electric revenue decoupling mechanism | n/a | 59 | 28 |
| Unamortized debt costs[3] | various | 44 | 52 |
| Energy optimization plan incentive | various | 26 | 14 |
| Stranded costs[2] | 2013 | 23 | 46 |
| Gas revenue decoupling mechanism | n/a | 21 | 11 |
| Uncollectible expense tracking mechanism[2] | 2012 | 2 | 3 |
| Other[2] | various | 19 | 15 |
| Total non-current regulatory assets | | $2,466 | $2,093 |
| Total regulatory assets | | $2,467 | $2,112 |
| Regulatory liabilities: | | | |
| *Current* | | | |
| DOE settlement | 2012 | $ 120 | $ — |
| Self-implemented rate refunds | 2011 | — | 14 |
| Refund of revenue in excess of nuclear decommissioning costs | 2011 | — | 7 |
| Other | 2012 | 5 | 1 |
| Total current regulatory liabilities | | $ 125 | $ 22 |
| *Non-current* | | | |
| Cost of removal | various | $1,364 | $1,311 |
| Income taxes, net (Note 13) | various | 181 | 410 |
| Renewable energy plan | n/a | 161 | 101 |
| ARO (Note 17) | various | 113 | 122 |
| Energy optimization plan | n/a | 45 | 34 |
| Other | various | 11 | 10 |
| Total non-current regulatory liabilities | | $1,875 | $1,988 |
| Total regulatory liabilities | | $2,000 | $2,010 |

1 The regulatory asset associated with postretirement benefits is offset partially by liabilities. The net amount is included in rate base, thereby providing a return.

2 These regulatory assets either are included in rate base (or are expected to be included, for costs incurred subsequent to the most recently approved rate case), thereby providing a return on expenditures, or provide a specific return on investment authorized by the MPSC.

3 These regulatory assets represent expenditures for which the MPSC has provided, or Consumers expects, recovery without a return on investment.

**Big Rock Nuclear Decommissioning and Related Costs and DOE Settlement:** Consumers has an $85 million regulatory asset recorded for $30 million it paid to Entergy to assume ownership responsibility for the Big Rock ISFSI and for $55 million of nuclear fuel storage costs it incurred as a result of the DOE's failure to accept nuclear fuel. Consumers had filed a complaint against the DOE in 2002 for this failure. In July 2011, Consumers entered into an agreement with the DOE to settle its claims for $120 million; Consumers recorded a $120 million regulatory liability related to this settlement. In September 2011, Consumers filed an application with the MPSC requesting authority to utilize $85 million of the settlement amount as recovery of its regulatory asset, and to refund to customers $23 million previously collected through rates for spent nuclear fuel costs. If the MPSC concludes that Consumers may retain any portion of the remaining $12 million of the settlement amount, Consumers will recognize that amount in earnings. For further information, see Note 5, Contingencies and Commitments, "Consumers' Electric Utility Contingencies – Nuclear Matters."

**Electric and Gas Revenue Decoupling Mechanisms:** The MPSC's 2009 electric rate case order authorized Consumers to implement an electric revenue decoupling mechanism, subject to certain conditions. This decoupling mechanism, which was extended through November 2011 in the 2010 electric rate case order, allowed Consumers to adjust future electric rates to compensate for changes in sales volumes resulting from the difference between the level of average sales per customer adopted in the order and actual average sales per customer. Various parties have filed appeals concerning the electric revenue decoupling mechanism.

In March 2011, Consumers filed its first reconciliation of the electric revenue decoupling mechanism with the MPSC, requesting recovery of $27 million from customers for the period December 2009 through November 2010. In February 2012, the administrative law judge recommended that the MPSC approve Consumers' reconciliation of the electric revenue decoupling mechanism for the full amount of its request for the first year of operation of the decoupling mechanism. The matter remains pending before the MPSC. The MPSC Staff and intervenors oppose this recovery.

The MPSC's 2009 gas rate case order authorized Consumers to implement a gas revenue decoupling mechanism, subject to certain conditions. This decoupling mechanism, which was extended in the 2010 gas rate case order, allows Consumers to adjust future gas rates to compensate for changes in sales volumes resulting from the difference between the level of average sales per customer adopted in the order and actual average weather-adjusted sales per customer. In September 2011, Consumers filed its first reconciliation of the gas revenue decoupling mechanism with the MPSC, requesting recovery of $16 million from customers for the period June 2010 through May 2011.

If the MPSC were to reject all or a major portion of Consumers' requested recovery from its electric and gas revenue decoupling mechanisms or if the recovery period were to be substantially delayed, Consumers could be required to write off all or portions of the related regulatory assets. An unfavorable outcome in these reconciliations also could impair Consumers' ability to continue recording decoupling revenue as volume deficiencies occur, rather than waiting until the recovery period.

**Energy Optimization Plan:** In May 2011, the MPSC issued an order approving Consumers' reconciliation of energy optimization plan costs for 2009. The MPSC also authorized Consumers to collect $6 million from customers as an incentive payment for exceeding savings targets under both its gas and electric energy optimization plans during 2009.

In December 2011, the MPSC issued an order approving Consumers' reconciliation of energy optimization plan costs for 2010. The MPSC also authorized Consumers to collect $8 million from customers as an incentive payment for exceeding savings targets under both its gas and electric energy optimization plans during 2010.

During 2011, Consumers achieved 138 percent of its electric savings target and 129 percent of its gas savings target. For achieving these savings levels, Consumers will request the MPSC's approval to collect $15 million, the maximum incentive, in the energy optimization reconciliation to be filed in April 2012.

As one of the conditions to the continuation of the electric and gas revenue decoupling mechanisms, Consumers must exceed the statutory savings targets for 2012 through 2015 specified in the 2008 Energy Law. In August 2011, Consumers filed an amended energy optimization plan with the MPSC, requesting approval of the additional spending necessary to exceed these savings targets.

At December 31, 2011 and 2010, surcharges collected from customers to fund Consumers' energy optimization plan exceeded Consumers' spending. These excess amounts are reported in the non-current portion of regulatory liabilities, as the period in which Consumers will spend the surcharges collected is beyond one year.

**Uncollectible Expense Tracking Mechanism:** In March 2011, Consumers filed its reconciliation of the uncollectible expense tracking mechanism with the MPSC, requesting recovery of $3 million from customers for November 2009 through November 2010, the entire period of the tracker. The uncollectible expense tracking mechanism, authorized by the MPSC in its 2009 electric rate case order, allowed future rates to be adjusted to collect or refund 80 percent of the difference between the level of electric uncollectible expense included in rates and actual uncollectible expense. In November 2011, the MPSC approved a settlement agreement in Consumers' uncollectible expense tracking mechanism reconciliation, authorizing the recovery of $3 million from customers in December 2011.

**Refund of Revenue in Excess of Nuclear Decommissioning Costs:** The MPSC and FERC regulate the recovery of Consumers' costs to decommission Big Rock. Subsequent to 2000, Consumers stopped funding a Big Rock trust fund because the collection period for an MPSC-authorized decommissioning surcharge expired. The level of funds provided by the trust fell short of the amount needed to complete decommissioning and Consumers provided $44 million of corporate contributions for decommissioning costs.

In an order issued in February 2010, the MPSC concluded that certain revenues collected during a statutory rate freeze from 2001 through 2003 should have been deposited in a decommissioning trust fund. The MPSC agreed that Consumers was entitled to recover $44 million of decommissioning costs, but concluded that Consumers had collected this amount previously through the rates in effect during the rate freeze. In April 2010, the MPSC ordered Consumers to refund $85 million of revenue collected in excess of decommissioning costs plus interest. Consumers completed this refund in January 2011. Consumers filed an appeal with the Michigan Court of Appeals in March 2010 to dispute the MPSC's conclusion that the collections received during the rate freeze should be subject to refund. In January 2012, the Michigan Court of Appeals rejected Consumers' appeal. Consumers plans to file an appeal with the Michigan Supreme Court to dispute this decision.

**Renewable Energy Plan:** In 2010, Consumers filed with the MPSC its first annual report and reconciliation for its renewable energy plan, requesting approval of its plan costs for 2009. In December 2011, the MPSC approved Consumers' renewable energy plan reconciliation with minor modifications. Consumers filed with the MPSC its second annual report and reconciliation for its renewable energy plan in June 2011, requesting approval of its plan costs for 2010.

In May 2011, the MPSC issued an order approving Consumers' amended renewable energy plan with minor modifications. The amended plan reduces the renewable energy surcharge by an annual amount of $54 million, to $23 million. The reduction is a result of lower-than-expected costs to comply with the 2008 Energy Law. In October 2011, Consumers filed an application for the biennial review and approval of its renewable energy plan. This filing proposes to reduce further the renewable energy surcharge by an annual amount of $3 million, to $20 million.

At December 31, 2011 and 2010, surcharges collected from customers to fund Consumers' renewable energy plan exceeded Consumers' spending. These excess amounts are reported in the non-current portion of regulatory liabilities, as the period in which Consumers will spend the surcharges collected is beyond one year. This regulatory liability will be amortized as costs are incurred to operate and depreciate Consumers' planned wind farms and as Consumers purchases RECs under renewable energy purchase agreements. Consumers expects its first wind farm, Lake Winds Energy Park, to be operational in late 2012. Delivery of RECs under the majority of Consumers' renewable energy purchase agreements is also expected to begin during 2012.

### Power Supply Cost Recovery and Gas Cost Recovery

Consumers' PSCR and GCR mechanisms also represent probable future revenues that will be recovered from customers or previously collected revenues that will be refunded to customers through the ratemaking process. Underrecoveries are included in accrued power supply and overrecoveries are included in accrued rate refunds on Consumers' consolidated balance sheets.

Consumers reflected the following assets and liabilities for PSCR and GCR underrecoveries and overrecoveries on its consolidated balance sheets:

| December 31 | 2011 | 2010 |
|---|---|---|
| | In Millions | |
| Accrued power supply revenue | $— | $15 |
| Accrued rate refunds | 30 | 19 |

## 7: FINANCINGS AND CAPITALIZATION

Presented in the following table is CMS Energy's long-term debt at December 31:

| | Interest Rate (%) | Maturity | 2011 | 2010 |
|---|---|---|---|---|
| | | | In Millions | |
| **CMS ENERGY** | | | | |
| Senior notes | 8.500 | 2011 | $ — | $ 146 |
| | 6.300 | 2012 | — | 50 |
| | Variable[1] | 2013 | 150 | 150 |
| | 2.750 | 2014 | 250 | — |
| | 6.875 | 2015 | 125 | 125 |
| | 4.250 | 2015 | 250 | 250 |
| | 6.550 | 2017 | 250 | 250 |
| | 5.050 | 2018 | 250 | 250 |
| | 8.750 | 2019 | 300 | 300 |
| | 6.250 | 2020 | 300 | 300 |
| | 3.375[2] | 2023 | — | 4 |
| | 2.875[2] | 2024 | 226 | 288 |
| | 5.500[2] | 2029 | 172 | 172 |
| Total — CMS Energy | | | $ 2,273 | $2,285 |
| **CONSUMERS** | | | $ 4,329 | $4,529 |
| **OTHER CMS ENERGY SUBSIDIARIES** | | | | |
| EnerBank certificates of deposit | 1.328[3] | 2012-2018 | $ 462 | $ 363 |
| Trust preferred securities | 7.750 | 2027 | 29 | 29 |
| Total — other CMS Energy subsidiaries | | | $ 491 | $ 392 |
| Total CMS Energy principal amount outstanding | | | $ 7,093 | $7,206 |
| Current amounts | | | (1,033) | (726) |
| Net unamortized discount | | | (20) | (32) |
| Total CMS Energy long-term debt | | | $ 6,040 | $6,448 |

1 CMS Energy's variable-rate senior notes bear interest at three-month LIBOR plus 95 basis points (1.353 percent at December 31, 2011 and 1.239 percent at December 31, 2010).

2 CMS Energy's contingently convertible notes. See the "Contingently Convertible Securities" section in this Note for further discussion of the conversion features.

3 The weighted-average interest rate for EnerBank's certificates of deposit was 1.328 percent at December 31, 2011 and 1.707 percent at December 31, 2010. EnerBank's primary deposit product consists of brokered certificates of deposit with varying maturities. EnerBank sells these deposits through investment brokers in large pools, with each certificate within the pool having a face value of $1,000. They cannot be withdrawn until maturity, except in the case of death or incompetence of the holder.

Presented in the following table is Consumers' long-term debt at December 31:

| | Interest Rate (%) | Maturity | 2011 | 2010 |
|---|---|---|---|---|
| | | | In Millions | |
| **CONSUMERS** | | | | |
| FMBs[1] | 5.000 | 2012 | $ 300 | $ 300 |
| | 5.375 | 2013 | 375 | 375 |
| | 6.000 | 2014 | 200 | 200 |
| | 5.000 | 2015 | 225 | 225 |
| | 2.600 | 2015 | 50 | 50 |
| | 5.500 | 2016 | 350 | 350 |
| | 5.150 | 2017 | 250 | 250 |
| | 3.210 | 2017 | 100 | 100 |
| | 5.650 | 2018 | 250 | 250 |
| | 6.125 | 2019 | 350 | 350 |
| | 6.700 | 2019 | 500 | 500 |
| | 5.650 | 2020 | 300 | 300 |
| | 3.770 | 2020 | 100 | 100 |
| | 5.300 | 2022 | 250 | 250 |
| | 5.800 | 2035 | 175 | 175 |
| | 6.170 | 2040 | 50 | 50 |
| | 4.970 | 2040 | 50 | 50 |
| | | | $3,875 | $3,875 |
| Senior notes | 6.875 | 2018 | 180 | 180 |
| Securitization bonds | 5.652[2] | 2012-2015 | 171 | 208 |
| Nuclear fuel disposal liability to DOE | 0.132[3] | | — | 163 |
| Tax-exempt pollution control revenue bonds | Various | 2018-2035 | 103 | 103 |
| Total Consumers principal amount outstanding | | | $4,329 | $4,529 |
| Current amounts | | | (339) | (37) |
| Net unamortized discount | | | (3) | (4) |
| Total Consumers long-term debt | | | $3,987 | $4,488 |

1 The weighted-average interest rate for Consumers' FMBs was 5.5 percent at December 31, 2011 and 2010.

2 The weighted-average interest rate for Consumers' Securitization bonds was 5.652 percent at December 31, 2011 and 5.613 percent at December 31, 2010.

3 The interest rate for Consumers' nuclear fuel disposal liability was 0.132 percent at December 31, 2010. For additional details, see the "Consumers' Electric Utility Contingencies – Nuclear Matters" section included in Note 5, Contingencies and Commitments.

**Financings:** Presented in the following table is a summary of major long-term debt transactions during the year ended December 31, 2011:

| | Principal (In Millions) | Interest Rate | Issue/Retirement Date | Maturity Date |
|---|---|---|---|---|
| **DEBT ISSUANCES:** | | | | |
| **CMS ENERGY** | | | | |
| Senior notes | $250 | 2.75% | May 2011 | May 2014 |
| **CONSUMERS** | | | | |
| Tax-exempt bonds[1] | 68 | Variable | May 2011 | April 2018 |
| Tax-exempt bonds[1] | 35 | Variable | May 2011 | April 2035 |
| Total | $353 | | | |
| **DEBT RETIREMENTS:** | | | | |
| **CMS ENERGY** | | | | |
| Senior notes | $146 | 8.5% | April 2011 | April 2011 |
| Senior notes | 50 | 6.3% | October 2011 | February 2012 |
| Contingently convertible senior notes[2] | 62 | 2.875% | December 2011 | December 2024 |
| **CONSUMERS** | | | | |
| Nuclear fuel disposal liability[3] | 163 | Variable | July 2011 | — |
| Tax-exempt bonds[1] | 68 | Variable | May 2011 | April 2018 |
| Tax-exempt bonds[1] | 35 | Variable | May 2011 | April 2035 |
| Total | $524 | | | |

[1] In May 2011, Consumers utilized the Michigan Strategic Fund for the issuance of $68 million and $35 million of tax-exempt Michigan Strategic Fund Variable Rate Limited Obligation Revenue Bonds. The initial interest rate, which resets weekly, was 0.26 percent for the $68 million bond issuance and 0.28 percent for the $35 million bond issuance. The bonds, which are backed by letters of credit and collateralized by FMBs, are subject to optional tender by the holders that would result in remarketing. Consumers used the proceeds to redeem $103 million of tax-exempt bonds in May 2011.

[2] CMS Energy's contingently convertible notes. See the "Contingently Convertible Securities" section in this Note for further discussion of the conversions.

[3] In July 2011, Consumers settled its nuclear fuel disposal liability with the DOE. For additional details, see the "Consumers' Electric Utility Contingencies – Nuclear Matters" section in Note 5, Contingencies and Commitments.

In December 2011, CMS Energy entered into a $180 million term loan credit agreement that provides for delayed draws through July 20, 2012. Outstanding borrowings will bear interest at an annual interest rate of LIBOR plus 2.5 percent and will mature in December 2016.

In January 2012, CMS Energy called all of its outstanding 7.75 percent Trust Preferred Securities, to be redeemed in late February 2012.

**FMBs:** Consumers secures its FMBs by a mortgage and lien on substantially all of its property. Consumers' ability to issue FMBs is restricted by certain provisions in the First Mortgage Bond Indenture and the need for regulatory approvals under federal law. Restrictive issuance provisions in the First Mortgage Bond Indenture include achieving a two-times interest coverage ratio and having sufficient unfunded net property additions.

**Regulatory Authorization for Financings:** FERC has authorized Consumers to have outstanding at any one time, up to $1.0 billion of secured and unsecured short-term securities for general corporate purposes. The remaining availability is $700 million at December 31, 2011. FERC has also authorized Consumers to issue and sell up to $2.5 billion of secured and unsecured long-term securities for general corporate purposes. The remaining availability is $1.4 billion at December 31, 2011. The authorizations are for the period ending June 30, 2012. Any long-term issuances during the authorization period are exempt from FERC's competitive bidding and negotiated placement requirements.

**Securitization Bonds:** Certain regulatory assets owned by Consumers' subsidiary, Consumers Funding, collateralize Consumers' Securitization bonds. The bondholders have no recourse to Consumers' other assets. Through its rate structure, Consumers bills customers for Securitization surcharges to fund the payment of principal, interest, and other related expenses. The surcharges collected are remitted to a trustee and are not available to creditors of Consumers or creditors of Consumers' affiliates other than Consumers Funding.

**Debt Maturities:** At December 31, 2011, the aggregate annual contractual maturities for long-term debt for the next five years were:

| | Payments Due | | | | |
|---|---|---|---|---|---|
| | 2012 | 2013 | 2014 | 2015 | 2016 |
| | In Millions | | | | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | | | |
| Long-term debt | $635 | $631 | $527 | $725 | $369 |
| **CONSUMERS** | | | | | |
| Long-term debt | $339 | $416 | $243 | $323 | $350 |

**Revolving Credit Facilities:** The following secured revolving credit facilities with banks were available at December 31, 2011:

| Expiration Date | Amount of Facility | Amount Borrowed | Letters of Credit Outstanding | Amount Available |
|---|---|---|---|---|
| | In Millions | | | |
| **CMS ENERGY** | | | | |
| March 31, 2016[1] | $550 | $— | $ 3 | $547 |
| **CONSUMERS** | | | | |
| March 31, 2016[2, 3] | $500 | $— | $ 1 | $499 |
| August 9, 2013[3] | 150 | — | — | 150 |
| September 9, 2014[3] | 30 | — | 30 | — |

1 On March 31, 2011, CMS Energy entered into a $550 million secured revolving credit facility with a consortium of banks. This facility has a five-year term and replaced CMS Energy's revolving credit facility that was set to expire in 2012. Obligations under this facility are secured by Consumers common stock. CMS Energy's average borrowings during the year ended December 31, 2011 totaled $11 million, with a weighted-average annual interest rate of 2.22 percent, representing LIBOR plus 2.00 percent.

2 On March 31, 2011, Consumers entered into a $500 million secured revolving credit facility with a consortium of banks. This facility has a five-year term and replaced Consumers' revolving credit facility that was set to expire in 2012.

3 Obligations under this facility are secured by FMBs of Consumers.

**Short-term Borrowings:** Under Consumers' revolving accounts receivable sales program, Consumers may transfer up to $250 million of accounts receivable, subject to certain eligibility requirements. These transactions are accounted for as short-term secured borrowings. At December 31, 2011, $250 million of accounts receivable were eligible for transfer, and no accounts receivable had been transferred under the program. During the year ended December 31, 2011, Consumers had no borrowings under this program.

During the year ended December 31, 2010, Consumers' maximum short-term borrowings totaled $50 million, and its average short-term borrowings totaled $1 million, with a weighted-average annual interest rate of 0.2 percent.

**Contingently Convertible Securities:** Presented in the following table are the significant terms of CMS Energy's contingently convertible securities at December 31, 2011:

| Security | Maturity | Outstanding (In Millions) | Adjusted Conversion Price | Adjusted Trigger Price |
|---|---|---|---|---|
| 2.875% senior notes | 2024 | $226 | $12.54 | $15.04 |
| 5.50% senior notes | 2029 | 172 | 14.08 | 18.31 |

The holders of the 2.875 percent senior notes have the right to require CMS Energy to purchase the notes at par on December 1, 2014 and December 1, 2019.

The securities become convertible for a calendar quarter if the price of CMS Energy's common stock remains at or above the trigger price for 20 of 30 consecutive trading days ending on the last trading day of the previous quarter. The trigger price at which these securities become convertible is 120 percent of the conversion price for the 2.875 percent senior notes and 130 percent for the 5.5 percent senior notes. The conversion and trigger prices are subject to adjustment in certain circumstances, including payments or distributions to CMS Energy's common stockholders. The conversion and trigger price adjustment is made when the cumulative change in conversion and trigger prices is one percent or more. During December 2011, trigger price contingencies were met for both series of the contingently convertible senior notes, and as a result, the senior notes are convertible at the option of the security holders for the three months ending March 31, 2012.

All of CMS Energy's contingently convertible securities, if converted, require CMS Energy to pay cash up to the principal amount of the securities. For the 2.875 percent senior notes, any conversion value in excess of the principal amount is paid in shares of CMS Energy's common stock. For the 5.50 percent senior notes, any conversion value in excess of the principal amount can be paid in cash or in shares of CMS Energy's common stock, at the election of CMS Energy.

Presented in the following table are details about conversions of contingently convertible securities during the year ended December 31, 2011:

| Series | Conversion Date | Principal Converted (In Millions) | Conversion Value per $1,000 of principal | Shares of Common Stock Issued on Settlement | Cash Paid on Settlement (In Millions) |
|---|---|---|---|---|---|
| 3.375% contingently convertible senior notes due 2023 | January 2011 | $ 4 | $1,994.21 | 197,472 | $ 4 |
| 2.875% contingently convertible senior notes due 2024 | December 2011 | 62 | 1,654.13 | 1,954,542 | 62 |

In January 2012, holders tendered for conversion $73 million principal amount of the 2.875 percent contingently convertible senior notes. The conversion value per $1,000 principal amount of convertible note was $1,738.99. CMS Energy issued 2,464,138 shares of its common stock and paid $73 million cash on settlement of these conversions in January and February 2012.

**Dividend Restrictions:** Under provisions of CMS Energy's senior notes indenture, at December 31, 2011, payment of common stock dividends by CMS Energy was limited to $1.2 billion.

Under the provisions of its articles of incorporation, at December 31, 2011, Consumers had $493 million of unrestricted retained earnings available to pay common stock dividends to CMS Energy. Provisions of the Federal Power Act and the Natural Gas Act appear to restrict dividends payable by Consumers to the amount of Consumers' retained earnings. Several decisions from FERC suggest that under a variety of circumstances common stock dividends from Consumers would not be limited to amounts in Consumers' retained earnings. Any decision by Consumers to pay common stock dividends in excess of retained earnings would be based on specific facts and circumstances and would result only after a formal regulatory filing process.

For the year ended December 31, 2011, CMS Energy received $374 million of common stock dividends from Consumers.

**Capitalization:** The authorized capital stock of CMS Energy consists of:

- 350 million shares of CMS Energy Common Stock, par value $0.01 per share, and
- 10 million shares of CMS Energy Preferred Stock, par value $0.01 per share.

**Issuance of Common Stock:** On June 15, 2011, CMS Energy entered into a continuous equity offering program under which CMS Energy may sell, from time to time in "at the market" offerings, common stock having an aggregate sales price of up to $50 million. In June 2011, under this program, CMS Energy issued 762,925 shares of common stock at an average price of $19.66 per share, resulting in net proceeds of $15 million.

**Preferred Stock of Subsidiary:** Presented in the following table are details about Consumers' preferred stock outstanding:

| December 31, 2011 and 2010 | Series | Optional Redemption Price | Number of Shares | Balance In Millions |
|---|---|---|---|---|
| Cumulative, $100 par value, authorized 7,500,000 shares, with no mandatory redemption | $4.16 | $103.25 | 68,451 | $ 7 |
| | $4.50 | $110.00 | 373,148 | 37 |
| Total preferred stock of Consumers | | | | $44 |

## 8: EARNINGS PER SHARE — CMS ENERGY

Presented in the following table are CMS Energy's basic and diluted EPS computations based on income from continuing operations:

| Years Ended December 31 | 2011 | 2010 | 2009 |
|---|---|---|---|
| | In Millions, Except Per Share Amounts | | |
| *Income Available to Common Stockholders* | | | |
| Income from continuing operations | $ 415 | $ 366 | $ 220 |
| Less income attributable to noncontrolling interests | 2 | 3 | 11 |
| Less charge for deferred issuance costs on preferred stock | — | 8 | — |
| Less preferred stock dividends | — | 8 | 11 |
| Income from Continuing Operations Available to Common Stockholders — Basic and Diluted | $ 413 | $ 347 | $ 198 |
| *Average Common Shares Outstanding* | | | |
| Weighted average shares — basic | 250.8 | 231.5 | 227.2 |
| Add dilutive contingently convertible securities | 12.2 | 21.3 | 10.6 |
| Add dilutive non-vested stock awards and options | 0.4 | 0.1 | 0.1 |
| Weighted average shares — diluted | 263.4 | 252.9 | 237.9 |
| *Income from Continuing Operations per Average Common Share Available to Common Stockholders* | | | |
| Basic | $ 1.65 | $ 1.50 | $ 0.87 |
| Diluted | 1.57 | 1.36 | 0.83 |

### Contingently Convertible Securities

When CMS Energy has earnings from continuing operations, its contingently convertible securities dilute EPS to the extent that the conversion value of a security, which is based on the average market price of CMS Energy common stock, exceeds the principal value of that security.

### Stock Options and Warrants

For the year ended December 31, 2011, outstanding options to purchase 0.1 million shares of CMS Energy common stock had no impact on diluted EPS, since the exercise price was greater than the average market price of CMS Energy common stock. These stock options have the potential to dilute EPS in the future.

### Non-vested Stock Awards

CMS Energy's non-vested stock awards are composed of participating and non-participating securities. The participating securities accrue cash dividends when common stockholders receive dividends. Since the recipient is not required to return the dividends to CMS Energy if the recipient forfeits the award, the non-vested stock awards are considered participating securities. As such, the participating non-vested stock awards were included in the computation of basic EPS. The non-participating securities accrue stock dividends that vest concurrently with the stock award. If the recipient forfeits the award, the stock dividends accrued on the non-participating securities are also forfeited. Accordingly, the non-participating awards and stock dividends were included in the computation of diluted EPS, but not basic EPS.

**CONVERTIBLE DEBENTURES**

For each of the years ended December 31, 2011, 2010, and 2009 CMS Energy's 7.75 percent convertible subordinated debentures would have increased diluted EPS had they been included in the calculation. Using the if-converted method, the debentures would have had the following impacts on the calculation of diluted EPS:

| Years Ended December 31 | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | In Millions | |
| Increase to numerator from assumed reduction in interest expense | $ 1 | $ 1 | $ 5 |
| Increase to denominator from assumed conversion of debentures into common shares | 0.7 | 0.7 | 2.3 |

CMS Energy can revoke the conversion rights if certain conditions are met.

## 9: FINANCIAL INSTRUMENTS

The carrying amounts of CMS Energy's and Consumers' cash, cash equivalents, current accounts and notes receivable, short-term investments, and current liabilities approximate their fair values because of their short-term nature. Presented in the following table are the cost or carrying amounts and fair values of CMS Energy's and Consumers' long-term financial instruments:

| December 31 | 2011 | | 2010 | |
|---|---|---|---|---|
| | Cost or Carrying Amount | Fair Value | Cost or Carrying Amount | Fair Value |
| | | In Millions | | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | | |
| Securities held to maturity | $ 7 | $ 7 | $ 5 | $ 6 |
| Securities available for sale | 113 | 113 | 90 | 90 |
| Notes receivable[1] | 480 | 504 | 386 | 407 |
| Long-term debt[2] | 7,073 | 8,025 | 7,174 | 7,861 |
| **CONSUMERS** | | | | |
| Securities available for sale | $ 81 | $ 109 | $ 64 | $ 90 |
| Long-term debt[3] | 4,326 | 4,882 | 4,525 | 4,891 |

[1] Includes current portion of notes receivable of $19 million at December 31, 2011 and $11 million at December 31, 2010.

[2] Includes current portion of long-term debt of $1.0 billion at December 31, 2011 and $726 million at December 31, 2010.

[3] Includes current portion of long-term debt of $339 million at December 31, 2011 and $37 million at December 31, 2010.

Notes receivable consist of EnerBank's fixed-rate installment loans. EnerBank estimates the fair value of these loans using a discounted cash flows technique that incorporates market interest rates as well as assumptions about the remaining life of the loans and credit risk. Fair values for impaired loans are estimated using discounted cash flows or underlying collateral values.

CMS Energy and Consumers estimate the fair value of their long-term debt using quoted prices from market trades of the debt, if available. In the absence of quoted prices, CMS Energy and Consumers calculate market yields and prices for the debt using a matrix method that incorporates market data for similarly rated debt. Depending on the information available, other valuation techniques may be used that rely on internal assumptions and models. CMS Energy includes the value of the conversion features in estimating the fair value of its convertible debt, and incorporates, as appropriate, information on the market prices of CMS Energy common stock.

The effects of third-party credit enhancements are excluded from the fair value measurements of long-term debt. At December 31, 2011 and 2010, CMS Energy's long-term debt included $103 million principal amount that was supported by third-party credit enhancements. This entire principal amount was at Consumers.

Presented in the following table are CMS Energy's and Consumers' investment securities:

| December 31 | 2011 | | | | 2010 | | | |
|---|---|---|---|---|---|---|---|---|
| | Cost | Unrealized Gains | Unrealized Losses | Fair Value | Cost | Unrealized Gains | Unrealized Losses | Fair Value |
| | In Millions | | | | | | | |
| **CMS Energy, including Consumers** | | | | | | | | |
| *Available for sale* | | | | | | | | |
| SERP: | | | | | | | | |
| Mutual funds | $113 | $— | $— | $113 | $62 | $— | $— | $62 |
| State and municipal bonds | — | — | — | — | 28 | — | — | 28 |
| *Held to maturity* | | | | | | | | |
| Debt securities | 7 | — | — | 7 | 5 | 1 | — | 6 |
| **Consumers** | | | | | | | | |
| *Available for sale* | | | | | | | | |
| SERP: | | | | | | | | |
| Mutual funds | $ 74 | $— | $— | $ 74 | $39 | $— | $— | $39 |
| State and municipal bonds | — | — | — | — | 17 | — | — | 17 |
| CMS Energy common stock | 7 | 28 | — | 35 | 8 | 26 | — | 34 |

The mutual funds classified as available for sale are fixed-income funds of varying maturities. During the year ended December 31, 2011, CMS Energy contributed $27 million to the SERP, which included a contribution of $20 million by Consumers. The contributions were used to acquire additional shares in the mutual funds. State and municipal bonds classified as available for sale consisted of investment grade state and municipal bonds. Debt securities classified as held to maturity consist primarily of mortgage-backed securities held by EnerBank, as well as state and municipal bonds held by EnerBank.

Presented in the following table is a summary of the sales activity for CMS Energy's and Consumers' investment securities:

| Years Ended December 31 | 2011 | 2010 | 2009 |
|---|---|---|---|
| | In Millions | | |
| **CMS Energy, including Consumers** | | | |
| Proceeds from sales of investment securities[1] | $29 | $ 1 | $53 |
| Realized gains | — | — | 8 |
| Net gains from AOCI recognized in net income | — | — | 5 |
| **Consumers** | | | |
| Proceeds from sales of investment securities[1] | $19 | $— | $32 |
| Realized gains | — | — | 5 |
| Net gains from AOCI recognized in net income | — | — | 3 |

[1] All proceeds related to sales of investments that were held within the SERP and classified as available for sale. Realized losses on these sales were less than $1 million for both CMS Energy and Consumers during each period.

In 2011, CMS Energy and Consumers sold their SERP investments in state and municipal bonds. The proceeds were reinvested in a mutual fund that holds fixed-income instruments of varying maturities. The activity during 2009 related primarily to the sale of a SERP investment in a mutual fund.

## 10: DERIVATIVE INSTRUMENTS

In order to limit exposure to certain market risks, primarily changes in commodity prices, interest rates, and foreign exchange rates, CMS Energy and Consumers may enter into various risk management contracts, such as forward contracts, futures, options, and swaps. The contracts used to manage market risks may qualify as derivative instruments. Neither CMS Energy nor Consumers enters into any derivatives for trading purposes.

*Commodity Price Risk*: In order to support ongoing operations, CMS Energy and Consumers enter into contracts for the future purchase and sale of various commodities, such as electricity, natural gas, and coal. These forward contracts are generally long-term in nature and result in physical delivery of the commodity at a contracted price. Most of these contracts are not subject to derivative accounting because:

- they do not have a notional amount (that is, a number of units specified in a derivative instrument, such as MWh of electricity or bcf of natural gas);
- they qualify for the normal purchases and sales exception; or
- there is not an active market for the commodity.

Consumers' coal purchase contracts are not derivatives because there is not an active market for the coal it purchases. If an active market for coal develops in the future, some of these contracts may qualify as derivatives. Since Consumers is subject to regulatory accounting, the resulting fair value gains and losses would be deferred as regulatory assets or liabilities and would not affect net income.

Consumers also uses FTRs to manage price risk related to electricity transmission congestion. An FTR is a financial instrument that entitles its holder to receive compensation or requires its holder to remit payment for congestion-related transmission charges. FTRs are accounted for as derivatives. Under regulatory accounting, all changes in fair value associated with these instruments are deferred as regulatory assets or liabilities until the instruments are settled.

CMS ERM has not designated its contracts to purchase and sell electricity and natural gas as normal purchases and sales and, therefore, CMS Energy accounts for those contracts as derivatives.

The fair value of CMS Energy's commodity contracts not designated as hedging instruments and recorded in other assets were $3 million at December 31, 2011 and $1 million at December 31, 2010. The fair value of Consumers' commodity contracts not designated as hedging instruments and recorded in other assets were $2 million at December 31, 2011 and $1 million at December 31, 2010. The fair value of CMS Energy's commodity contracts not designated as hedging instruments and recorded in other liabilities were $7 million at December 31, 2011 and $4 million at December 31, 2010. Consumers did not have any contracts recorded as liabilities at December 31, 2011 and 2010.

Presented in the following table is the effect on CMS Energy's and Consumers' consolidated statements of income of their derivatives not designated as hedging instruments:

| Location of Gain (Loss) on Derivatives Recognized in Income | Amount of Gain (Loss) on Derivatives Recognized in Income Years Ended December 31 | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | In Millions | | |
| **CMS Energy** | | | |
| *Commodity contracts:* | | | |
| Operating revenue | $ 2 | $ 4 | $ 7 |
| Fuel for electric generation | — | 4 | (3) |
| Cost of gas sold | (2) | — | (2) |
| Purchased and interchange power | — | 2 | — |
| Other expense | — | — | (1) |
| *Interest rate contracts:* | | | |
| Other expense | — | — | (1) |
| *Foreign exchange contracts:* | | | |
| Other expense | — | — | (1) |
| Total CMS Energy | $— | $10 | $(1) |
| **Consumers** | | | |
| *Commodity contracts:* | | | |
| Other expense | — | — | (1) |

Consumers' gains on FTRs deferred as regulatory liabilities were $2 million for the year ended December 31, 2011, $3 million for the year ended December 31, 2010, and $9 million for the year ended December 31, 2009.

CMS Energy's derivative liabilities subject to credit-risk-related contingent features were $4 million at December 31, 2011 and $1 million at December 31, 2010.

## 11: NOTES RECEIVABLE

EnerBank provides unsecured consumer installment loans for financing home improvements. These loans totaled $480 million, net of an allowance for loan losses of $5 million, at December 31, 2011, and $386 million, net of an allowance for loan losses of $5 million, at December 31, 2010. At December 31, 2011, $19 million of EnerBank's loans were classified as current notes receivable and $461 million were classified as non-current notes receivable on CMS Energy's consolidated balance sheets. At December 31, 2010, $11 million of EnerBank's loans were classified as current notes receivable and $375 million were classified as non-current notes receivable on CMS Energy's consolidated balance sheets.

The allowance for loan losses is a valuation allowance to reflect estimated credit losses. The allowance is increased by the provision for loan losses and decreased by loan charge-offs net of recoveries. Management estimates the allowance balance required by taking into consideration historical loan loss experience, the nature and volume of the portfolio, economic conditions, and other factors. Loan losses are charged against the allowance when the loss is confirmed, but no later than the point at which a loan becomes 120 days past due.

Presented in the following table are the changes in the allowance for loan losses:

**Year Ended December 31, 2011**

| | In Millions |
|---|---|
| Balance at beginning of period | $ 5 |
| Charge-offs | (5) |
| Recoveries | 1 |
| Provision for loan losses | 4 |
| Balance at end of period | $ 5 |

Loans that are 30 days or more past due are considered delinquent. Presented in the following table is the delinquency status of EnerBank's consumer loans at December 31, 2011:

| Past Due 30-59 Days | Past Due 60-89 Days | Past Due Over 90 Days | Total Delinquent | Current | Total Outstanding |
|---|---|---|---|---|---|
| | | | In Millions | | |
| $1 | $- | $1 | $2 | $478 | $480 |

At December 31, 2011, $1 million of EnerBank's loans had been modified as troubled debt restructurings.

## 12: RETIREMENT BENEFITS

CMS Energy and Consumers provide pension, OPEB, and other retirement benefits to employees under a number of different plans. These plans include:

- a non-contributory, qualified defined benefit Pension Plan (closed to new non-union participants as of July 1, 2003 and closed to new union participants as of September 1, 2005);
- a qualified cash balance Pension Plan for certain employees hired between July 1, 2003 and August 31, 2005;
- a non-contributory, qualified DCCP for employees hired on or after September 1, 2005;
- benefits to certain management employees under a non-contributory, nonqualified defined benefit SERP (closed to new participants as of March 31, 2006);
- a non-contributory, nonqualified DC SERP for certain management employees hired or promoted on or after April 1, 2006;
- health care and life insurance benefits under an OPEB plan;
- benefits to a selected group of management under a non-contributory, nonqualified EISP; and
- a contributory, qualified defined contribution 401(k) plan.

*Pension Plan*: Participants in the Pension Plan include CMS Energy's and Consumers' present employees, employees of their subsidiaries, and employees of Panhandle, a former CMS Energy subsidiary. Pension Plan trust assets are not distinguishable by company.

CMS Energy and Consumers provide an employer contribution of five percent of base pay to the DCCP 401(k) plan for employees hired on or after September 1, 2005. On January 1, 2011, the employer contribution was increased to six percent. Employees are not required to contribute in order to receive the plan's employer contribution.

Participants in the cash balance Pension Plan, effective July 1, 2003 to August 31, 2005, also participate in the DCCP as of September 1, 2005. Additional pay credits under the cash balance Pension Plan were discontinued as of September 1, 2005. DCCP expense for CMS Energy and Consumers was $7 million for the year ended December 31, 2011, $5 million for the year ended December 31, 2010, and $4 million for the year ended December 31, 2009.

*SERP*: The SERP is a non-qualified plan as defined by the Internal Revenue Code. SERP benefits are paid from a rabbi trust established in 1988. SERP rabbi trust earnings are taxable. Presented in the following table are the funded status and fair value of trust assets for CMS Energy's and Consumers' SERP:

| Years Ended December 31 | 2011 | 2010 |
|---|---|---|
| | In Millions | |
| **CMS Energy, including Consumers** | | |
| Trust assets[1] | $114 | $ 91 |
| ABO | 117 | 107 |
| Contributions | 27 | 17 |
| **Consumers** | | |
| Trust assets[1] | $ 75 | $ 57 |
| ABO | 76 | 66 |
| Contributions | 20 | 11 |

1 Trust assets are included in other non-current assets on CMS Energy's and Consumers' consolidated balance sheets.

On April 1, 2006, CMS Energy and Consumers implemented a DC SERP and froze further new participation in the SERP. The DC SERP provides participants benefits ranging from 5 percent to 15 percent of total compensation. The DC SERP requires a minimum of five years of participation before vesting. CMS Energy's and Consumers' contributions to the plan, if any, are placed in a grantor trust. For CMS Energy and Consumers, trust assets were less than $1 million at December 31, 2011 and December 31, 2010. DC SERP assets are included in other non-current assets on CMS Energy's and Consumers' consolidated balance sheets. CMS Energy's and Consumers' DC SERP expense was less than $1 million for each of the years ended December 31, 2011, 2010, and 2009.

*401(k)*: The 401(k) plan employer match equals 60 percent of eligible contributions up to the first six percent of an employee's wages. The total 401(k) plan cost for CMS Energy, including Consumers, was $16 million for each of the years ended December 31, 2011, 2010, and 2009. The total 401(k) plan cost for Consumers was $16 million for the year ended December 31, 2011 and $15 million for each of the years ended December 31, 2010 and 2009.

*EISP*: In 2002, CMS Energy and Consumers implemented a nonqualified EISP to provide flexibility in separation of employment by officers, a selected group of management, or other highly compensated employees. Terms of the plan include payment of a lump sum, payment of monthly benefits for life, payment of premiums for continuation of health care, or any other legally permissible term deemed to be in CMS Energy's and Consumers' best interest. EISP expense for CMS Energy and Consumers was less than $1 million for each of the years ended December 31, 2011, 2010, and 2009. The ABO for the EISP for CMS Energy, including Consumers, was $5 million at December 31, 2011 and 2010. The ABO for the EISP for Consumers was $1 million at December 31, 2011 and 2010.

*OPEB*: Participants in the OPEB plan include all regular full-time employees covered by the employee health care plan on the day before retirement from either CMS Energy or Consumers at age 55 or older with at least ten full years of applicable continuous service. Regular full-time employees who qualify for Pension Plan disability retirement and have 15 years of applicable continuous service may also participate in the OPEB plan. Retiree health care costs were based on the assumption that costs would increase 7.5 percent in 2012 and 8.0 percent in 2011 for all retirees. The rate of increase was assumed to decline to five percent for all retirees by 2017 and thereafter.

The assumptions used in the health care cost-trend rate affect service, interest, and PBO costs. Presented in the following table are the effects of a one-percentage-point change in the health care cost-trend assumption:

| | One Percentage Point Increase | One Percentage Point Decrease |
|---|---|---|
| | In Millions | |
| **CMS Energy, including Consumers** | | |
| Effect on total service and interest cost component | $ 19 | $ (16) |
| Effect on PBO | 245 | (213) |
| **Consumers** | | |
| Effect on total service and interest cost component | $ 18 | $ (15) |
| Effect on PBO | 238 | (207) |

*Assumptions*: Presented in the following tables are the weighted-average assumptions used in CMS Energy's and Consumers' retirement benefits plans to determine benefit obligations and net periodic benefit cost:

| | Pension and SERP | | | OPEB | | |
|---|---|---|---|---|---|---|
| December 31 | 2011 | 2010 | 2009 | 2011 | 2010 | 2009 |
| **CMS Energy, including Consumers** | | | | | | |
| *Weighted Average for Benefit Obligations:* | | | | | | |
| Discount rate[1] | 4.90% | 5.40% | 5.85% | 5.10% | 5.60% | 6.00% |
| Mortality table[2] | 2000 | 2000 | 2000 | 2000 | 2000 | 2000 |
| Rate of compensation increase | | | | | | |
| Pension | 3.50% | 4.00% | 4.00% | | | |
| SERP | 5.50% | 5.50% | 5.50% | | | |
| *Weighted Average for Net Periodic Benefit Cost:* | | | | | | |
| Discount rate[1] | 5.40% | 5.85% | 6.50% | 5.60% | 6.00% | 6.50% |
| Expected long-term rate of return on plan assets[3] | 8.00% | 8.00% | 8.25% | 7.50% | 7.50% | 7.75% |
| Mortality table[2] | 2000 | 2000 | 2000 | 2000 | 2000 | 2000 |
| Rate of compensation increase | | | | | | |
| Pension | 4.00% | 4.00% | 4.00% | | | |
| SERP | 5.50% | 5.50% | 5.50% | | | |

1 The discount rate reflects the rate at which benefits could be effectively settled and is equal to the equivalent single rate resulting from a yield curve analysis. This analysis incorporated the projected benefit payments specific to CMS Energy's and Consumers' Pension Plan and OPEB plan and the yields on high quality corporate bonds rated Aa or better.

2 The mortality assumption was based on the RP-2000 mortality tables with projection of future mortality improvements using Scale AA, which aligned with the IRS prescriptions for cash funding valuations under the Pension Protection Act of 2006.

3 CMS Energy and Consumers determined the long-term rate of return using historical market returns, the present and expected future economic environment, the capital market principles of risk and return, and the expert opinions of individuals and firms with financial market knowledge. CMS Energy and Consumers considered the asset allocation of the portfolio in forecasting the future expected total return of the portfolio. The goal was to determine a long-term rate of return that could be incorporated into the planning of future cash flow requirements in conjunction with the change in the liability. Annually, CMS Energy and Consumers review for reasonableness and appropriateness the forecasted returns for various classes of assets used to construct an expected return model. CMS Energy's and Consumers' expected long-term rate of return on Pension Plan assets was eight percent in 2011. The actual return on Pension Plan assets was four percent in 2011, 13 percent in 2010, and 21 percent in 2009.

*Costs*: Presented in the following tables are the costs and other changes in plan assets and benefit obligations incurred in CMS Energy's and Consumers' retirement benefits plans:

| Years Ended December 31 | Pension and SERP | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | In Millions | | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | |
| Net periodic pension cost | | | |
| Service cost | $ 49 | $ 45 | $ 41 |
| Interest expense | 106 | 104 | 102 |
| Expected return on plan assets | (112) | (92) | (86) |
| Amortization of: | | | |
| Net loss | 65 | 52 | 41 |
| Prior service cost | 5 | 5 | 6 |
| Net periodic pension cost | $ 113 | $114 | $104 |
| Regulatory adjustment[1] | — | 30 | — |
| Net periodic pension cost after regulatory adjustment | $ 113 | $144 | $104 |
| **CONSUMERS** | | | |
| Net periodic pension cost | | | |
| Service cost | $ 48 | $ 44 | $ 40 |
| Interest expense | 101 | 99 | 97 |
| Expected return on plan assets | (109) | (89) | (83) |
| Amortization of: | | | |
| Net loss | 63 | 50 | 40 |
| Prior service cost | 5 | 5 | 5 |
| Net periodic pension cost | $ 108 | $109 | $ 99 |
| Regulatory adjustment[1] | — | 30 | — |
| Net periodic pension cost after regulatory adjustment | $ 108 | $139 | $ 99 |

| Years Ended December 31 | OPEB | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | | In Millions | |
| **CMS Energy, including Consumers** | | | |
| Net periodic OPEB cost | | | |
| Service cost | $ 27 | $ 26 | $ 24 |
| Interest expense | 77 | 80 | 80 |
| Expected return on plan assets | (66) | (60) | (50) |
| Amortization of: | | | |
| Net loss | 30 | 32 | 33 |
| Prior service credit | (20) | (17) | (10) |
| Net periodic OPEB cost | $ 48 | $ 61 | $ 77 |
| Regulatory adjustment[1] | — | 5 | — |
| Net periodic OPEB cost after regulatory adjustment | $ 48 | $ 66 | $ 77 |
| **Consumers** | | | |
| Net periodic OPEB cost | | | |
| Service cost | $ 26 | $ 25 | $ 24 |
| Interest expense | 74 | 77 | 77 |
| Expected return on plan assets | (61) | (56) | (46) |
| Amortization of: | | | |
| Net loss | 31 | 33 | 33 |
| Prior service credit | (20) | (16) | (10) |
| Net periodic OPEB cost | $ 50 | $ 63 | $ 78 |
| Regulatory adjustment[1] | — | 5 | — |
| Net periodic OPEB cost after regulatory adjustment | $ 50 | $ 68 | $ 78 |

[1] Regulatory adjustments are the differences between amounts included in rates and the periodic benefit cost calculated. These regulatory adjustments were offset by surcharge revenues, which resulted in no impact to net income for the years presented. The pension and OPEB regulatory liability was less than $1 million at December 31, 2011 and 2010.

For CMS Energy, the estimated net loss and prior service cost for the defined benefit Pension Plans that will be amortized into net periodic benefit cost in 2012 from the regulatory asset is $79 million and from AOCI is $2 million. For Consumers, the estimated net loss and prior service cost for the defined benefit Pension Plans that will be amortized into net periodic benefit cost in 2012 from the regulatory asset is $79 million. For CMS Energy, the estimated net loss and prior service credit for OPEB plans that will be amortized into net periodic benefit cost in 2012 from the regulatory asset is $33 million, with a decrease from AOCI of $1 million. For Consumers, the estimated net loss and prior service credit for OPEB plans that will be amortized into net periodic benefit cost in 2012 from the regulatory asset is $33 million.

CMS Energy and Consumers amortize net gains and losses in excess of ten percent of the greater of the PBO or the MRV over the average remaining service period. The estimated period of amortization of gains and losses for CMS Energy and Consumers was 11 years for pension and 13 years for OPEB for the year ended December 31, 2011, and 12 years for pension and 14 years for OPEB for each of the years ended

December 31, 2010 and 2009. Prior service cost amortization is established in the year in which the prior service cost first occurred, and is based on the same amortization period for all future years until the prior service costs are fully amortized. CMS Energy and Consumers had new prior services credits for OPEB in 2010. The estimated period of amortization of these new prior service credits for CMS Energy and Consumers was ten years for OPEB for the year ended December 31, 2010.

*Reconciliations:* Presented in the following tables are reconciliations of the funded status of CMS Energy's and Consumers' retirement benefits plans with their retirement benefits plans' liabilities:

| | Pension Plan | |
|---|---|---|
| **Years Ended December 31** | **2011** | **2010** |
| | **In Millions** | |
| **CMS Energy, including Consumers** | | |
| Benefit obligation at beginning of period | $1,896 | $1,717 |
| Service cost | 48 | 44 |
| Interest cost | 100 | 98 |
| Actuarial loss | 107 | 150 |
| Benefits paid | (79) | (113) |
| Benefit obligation at end of period[1] | $2,072 | $1,896 |
| Plan assets at fair value at beginning of period | $1,401 | $1,007 |
| Actual return on plan assets | 54 | 132 |
| Company contribution | 250 | 375 |
| Actual benefits paid[2] | (79) | (113) |
| Plan assets at fair value at end of period | $1,626 | $1,401 |
| Funded status at December 31[3,4] | $ (446) | $ (495) |

| Years Ended December 31 | SERP | | OPEB | |
|---|---|---|---|---|
| | 2011 | 2010 | 2011 | 2010 |
| | In Millions | | | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | | |
| Benefit obligation at beginning of period | $ 118 | $ 106 | $1,410 | $1,423 |
| Service cost | 1 | 1 | 27 | 26 |
| Interest cost | 6 | 6 | 77 | 80 |
| Plan amendments[5] | — | — | — | (101) |
| Actuarial loss | 8 | 11 | 180 | 36 |
| Benefits paid | (6) | (6) | (53) | (54) |
| Benefit obligation at end of period[1] | $ 127 | $ 118 | $1,641 | $1,410 |
| Plan assets at fair value at beginning of period | $ — | $ — | $ 887 | $ 782 |
| Actual return on plan assets | — | — | 23 | 88 |
| Company contribution | 6 | 6 | 67 | 71 |
| Actual benefits paid[2] | (6) | (6) | (53) | (54) |
| Plan assets at fair value at end of period | $ — | $ — | $ 924 | $ 887 |
| Funded status at December 31[3] | $(127) | $(118) | $ (717) | $ (523) |
| **CONSUMERS** | | | | |
| Benefit obligation at beginning of period | $ 77 | $ 67 | $1,358 | $1,373 |
| Service cost | 1 | 1 | 26 | 25 |
| Interest cost | 4 | 4 | 74 | 77 |
| Plan amendments[5] | — | — | — | (100) |
| Actuarial loss | 6 | 8 | 178 | 34 |
| Benefits paid | (3) | (3) | (51) | (51) |
| Benefit obligation at end of period[1] | $ 85 | $ 77 | $1,585 | $1,358 |
| Plan assets at fair value at beginning of period | $ — | $ — | $ 825 | $ 725 |
| Actual return on plan assets | — | — | 21 | 81 |
| Company contribution | 3 | 3 | 66 | 70 |
| Actual benefits paid[2] | (3) | (3) | (51) | (51) |
| Plan assets at fair value at end of period | $ — | $ — | $ 861 | $ 825 |
| Funded status at December 31[3] | $ (85) | $ (77) | $ (724) | $ (533) |

[1] The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 established a prescription drug benefit under Medicare (Medicare Part D) and a federal subsidy, which is tax-exempt, to sponsors of retiree health care benefit plans that provide a benefit that is actuarially equivalent to Medicare Part D. In 2010, the Health Care Acts repealed these tax-exempt deductions for years beginning after December 31, 2012. The Medicare Part D annualized reduction in net OPEB cost for CMS Energy was $26 million for 2011, $28 million for 2010, and $19 million for 2009. Consumers' Medicare Part D annualized reduction in net OPEB costs was $25 million for 2011, $26 million for 2010, and $18 million for 2009. The reduction for CMS Energy and Consumers included $9 million for 2011, $10 million for 2010, and $6 million for 2009 in capitalized OPEB costs.

2 CMS Energy received payments of $5 million in each of 2011 and 2010 and $4 million in 2009 for the Medicare Part D subsidies. Consumers received payments of $5 million in each of 2011 and 2010 and $4 million in 2009 for the Medicare Part D subsidies.

3 At December 31, 2011, CMS Energy classified $7 million as current liabilities and $1.3 billion as non-current liabilities on its consolidated balance sheets. At December 31, 2010, CMS Energy classified $7 million as current liabilities and $1.1 billion as non-current liabilities on its consolidated balance sheets. Current liabilities relate to SERP projected payments for the next year.

At December 31, 2011, Consumers classified $4 million as current liabilities and $1.2 billion as non-current liabilities on its consolidated balance sheets. At December 31, 2010, Consumers classified $4 million as current liabilities and $1.1 billion as non-current liabilities on its consolidated balance sheets.

4 At December 31, 2011, $414 million of the total funded status of the Pension Plan was attributable to Consumers based on an allocation of expenses. At December 31, 2010, $463 million of the funded status of the Pension Plan was attributable to Consumers based on an allocation of expenses.

5 Plan amendments reflect changes resulting from an agreement reached with the UWUA in April 2010 on a new five-year contract for UWUA members.

Presented in the following table are the Pension Plan PBO, ABO, and fair value of plan assets:

| Years Ended December 31 | 2011 | 2010 |
|---|---|---|
| | In Millions | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | |
| Pension PBO | $2,072 | $1,896 |
| Pension ABO | 1,765 | 1,517 |
| Fair value of Pension Plan assets | 1,626 | 1,401 |

*Items Not Yet Recognized as a Component of Net Periodic Benefit Cost:* Presented in the following table are the amounts recognized in regulatory assets and AOCI that have not been recognized as components of net periodic benefit cost. For additional details on regulatory assets, see Note 6, Regulatory Matters.

| Years Ended December 31 | Pension and SERP | | OPEB | |
|---|---|---|---|---|
| | 2011 | 2010 | 2011 | 2010 |
| | In Millions | | | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | | |
| Regulatory assets | | | | |
| Net loss | $1,014 | $ 914 | $ 766 | $ 579 |
| Prior service cost (credit) | 17 | 23 | (132) | (152) |
| AOCI | | | | |
| Net loss (gain) | 81 | 72 | (5) | (9) |
| Prior service cost (credit) | 2 | 2 | (3) | (4) |
| Total amounts recognized in regulatory assets and AOCI | $1,114 | $1,011 | $ 626 | $ 414 |
| **CONSUMERS** | | | | |
| Regulatory assets | | | | |
| Net loss | $1,014 | $ 914 | $ 766 | $ 579 |
| Prior service cost (credit) | 17 | 23 | (132) | (152) |
| AOCI | | | | |
| Net loss | 27 | 22 | — | — |
| Prior service cost | — | 1 | — | — |
| Total amounts recognized in regulatory assets and AOCI | $1,058 | $ 960 | $ 634 | $ 427 |

*Plan Assets:* Presented in the following tables are the fair values of CMS Energy's and Consumers' Pension Plan and OPEB plan assets at December 31, 2011 and 2010, by asset category and by level within the fair value hierarchy. For additional details regarding the fair value hierarchy, see Note 4, Fair Value Measurements.

| December 31, 2011 | Pension Plan | | |
|---|---|---|---|
| | Total | Level 1 | Level 2 |
| | In Millions | | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | |
| Asset Category: | | | |
| Cash and short-term investments[1] | $ 241 | $241 | $ — |
| U.S. government and agencies securities[2] | 24 | — | 24 |
| Corporate debt[3] | 236 | — | 236 |
| State and municipal bonds[5] | 10 | — | 10 |
| Foreign corporate debt[6] | 23 | — | 23 |
| Mutual funds[8] | 257 | 257 | — |
| Pooled funds[9] | 835 | — | 835 |
| Total | $1,626 | $498 | $1,128 |

| December 31, 2010 | Pension Plan | | |
|---|---|---|---|
| | Total | Level 1 | Level 2 |
| | In Millions | | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | |
| Asset Category: | | | |
| Cash and short-term investments[1] | $ 248 | $248 | $ — |
| U.S. government and agencies securities[2] | 57 | — | 57 |
| Corporate debt[3] | 161 | — | 161 |
| State and municipal bonds[5] | 8 | — | 8 |
| Foreign corporate debt[6] | 17 | — | 17 |
| Mutual funds[8] | 183 | 183 | — |
| Pooled funds[9] | 727 | — | 727 |
| Total | $1,401 | $431 | $970 |

| December 31, 2011 | OPEB Plan | | |
|---|---|---|---|
| | Total | Level 1 | Level 2 |
| | | In Millions | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | |
| Asset Category: | | | |
| Cash and short-term investments[1] | $ 64 | $ 64 | $ — |
| U.S. government and agencies securities[2] | 203 | — | 203 |
| Corporate debt[4] | 28 | — | 28 |
| State and municipal bonds[5] | 71 | — | 71 |
| Foreign corporate debt[6] | 3 | — | 3 |
| Common stocks[7] | 113 | 113 | — |
| Mutual funds[8] | 31 | 31 | — |
| Pooled funds[10] | 411 | — | 411 |
| Total | $924 | $208 | $716 |
| **CONSUMERS** | | | |
| Asset Category: | | | |
| Cash and short-term investments[1] | $ 60 | $ 60 | $ — |
| U.S. government and agencies securities[2] | 189 | — | 189 |
| Corporate debt[4] | 26 | — | 26 |
| State and municipal bonds[5] | 66 | — | 66 |
| Foreign corporate debt[6] | 3 | — | 3 |
| Common stocks[7] | 105 | 105 | — |
| Mutual funds[8] | 29 | 29 | — |
| Pooled funds[10] | 383 | — | 383 |
| Total | $861 | $194 | $667 |

| December 31, 2010 | OPEB Plan | | |
|---|---|---|---|
| | Total | Level 1 | Level 2 |
| | | In Millions | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | |
| Asset Category: | | | |
| Cash and short-term investments[1] | $ 56 | $ 56 | $ — |
| U.S. government and agencies securities[2] | 181 | — | 181 |
| Corporate debt[4] | 20 | — | 20 |
| State and municipal bonds[5] | 36 | — | 36 |
| Foreign corporate debt[6] | 2 | — | 2 |
| Common stocks[7] | 154 | 154 | — |
| Mutual funds[8] | 23 | 23 | — |
| Pooled funds[10] | 415 | — | 415 |
| Total | $887 | $233 | $654 |
| **CONSUMERS** | | | |
| Asset Category: | | | |
| Cash and short-term investments[1] | $ 52 | $ 52 | $ — |
| U.S. government and agencies securities[2] | 168 | — | 168 |
| Corporate debt[4] | 19 | — | 19 |
| State and municipal bonds[5] | 34 | — | 34 |
| Foreign corporate debt[6] | 2 | — | 2 |
| Common stocks[7] | 143 | 143 | — |
| Mutual funds[8] | 21 | 21 | — |
| Pooled funds[10] | 386 | — | 386 |
| Total | $825 | $216 | $609 |

[1] Cash and short-term investments consist of money market funds with daily liquidity.

[2] U.S. government and agencies securities consist of U.S. Treasury notes and other debt securities backed by the U.S. government and related agencies. These securities were valued based on quoted market prices.

[3] At December 31, 2011, corporate debt investments in the Pension Plan comprised investment grade bonds (69 percent) and non-investment grade, high-yield bonds (31 percent) of U.S. issuers from diverse industries. At December 31, 2010, corporate debt investments in the Pension Plan comprised investment grade bonds (61 percent) and non-investment grade, high-yield bonds (39 percent) of U.S. issuers from diverse industries. These securities are valued based on quoted market prices, when available, or yields presently available on comparable securities of issuers with similar credit ratings.

[4] At December 31, 2011, corporate debt investments in the OPEB plan comprised investment grade bonds (69 percent) and non-investment grade, high-yield bonds (31 percent) of U.S. issuers from diverse industries. At December 31, 2010, corporate debt investments in the OPEB plan comprised investment grade bonds (61 percent) and non-investment grade, high-yield bonds (39 percent) of U.S. issuers from diverse industries. These securities are valued based on quoted market prices, when available, or yields presently available on comparable securities of issuers with similar credit ratings.

[5] State and municipal bonds were valued using a matrix-pricing model that incorporates Level 2 market-based information. The fair value of the bonds was derived from various observable inputs, including benchmark

yields, reported securities trades, broker/dealer quotes, bond ratings, and general information on market movements for investment grade state and municipal securities normally considered by market participants when pricing such debt securities.

6 Foreign corporate debt securities were valued based on quoted market prices, when available, or on yields available on comparable securities of issuers with similar credit ratings.

7 Common stocks in the OPEB plan consist of equity securities with low transaction costs that were actively managed and tracked by the S&P 500 Index. These securities were valued at their quoted closing prices.

8 Mutual funds represent shares in registered investment companies that are priced based on the quoted NAV that is the basis for transactions to buy or sell shares in the funds.

9 Pooled funds in the Pension Plan include both common and collective trust funds as well as special funds that contain only employee benefit plan assets from two or more unrelated benefit plans. At December 31, 2011, these funds comprised investments in U.S. equity securities (53 percent), foreign equity securities (22 percent), foreign fixed-income securities (16 percent), U.S. fixed-income securities (five percent), and alternative investments (four percent). At December 31, 2010, these funds comprised investments in U.S. equity securities (55 percent), foreign equity securities (24 percent), foreign fixed-income securities (14 percent), U.S. fixed-income securities (four percent), and alternative investments (three percent). These investments were valued at the quoted NAV provided by the fund managers that is the basis for transactions to buy or sell shares in the funds.

10 Pooled funds in the OPEB plan include both common and collective trust funds as well as special funds that contain only employee benefit plan assets from two or more unrelated benefit plans. At December 31, 2011, these funds comprised investments in U.S. equity securities (88 percent), foreign equity securities (six percent), foreign fixed-income securities (four percent), U.S. fixed-income securities (one percent), and alternative investments (one percent). At December 31, 2010, these funds comprised investments in U.S. equity securities (89 percent), foreign equity securities (six percent), foreign fixed-income securities (three percent), U.S. fixed-income securities (one percent), and alternative investments (one percent). These investments are valued at the quoted NAV provided by the fund managers that is the basis for transactions to buy or sell shares in the funds.

Presented in the following table are the contributions to CMS Energy's and Consumers' OPEB plan and Pension Plan:

| Years Ended December 31 | 2011 | 2010 |
|---|---|---|
| | In Millions | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | |
| OPEB[1] | | |
| VEBA trust | $ 48 | $ 57 |
| 401(h) component | 19 | 14 |
| | $ 67 | $ 71 |
| Pension[2] | $250 | $375 |
| **CONSUMERS** | | |
| OPEB[1] | | |
| VEBA trust | $ 47 | $ 57 |
| 401(h) component | 19 | 13 |
| | $ 66 | $ 70 |
| Pension[2] | $245 | $366 |

[1] CMS Energy, including Consumers, plans to contribute $65 million to the OPEB plan in 2012 and Consumers plans to contribute $64 million to the OPEB plan in 2012.

[2] CMS Energy, including Consumers, does not plan to contribute to the Pension Plan in 2012.

Contributions include required and discretionary amounts. Actual future contributions will depend on future investment performance, changes in discount rates, and various factors related to the populations participating in the plans.

In 2011, CMS Energy reached its target asset allocation for Pension Plan assets of 50 percent equity, 30 percent fixed income, and 20 percent alternative-strategy investments. This target asset allocation is expected to continue to maximize the long-term return on plan assets, while maintaining a prudent level of risk. The level of acceptable risk is a function of the liabilities of the plan. Equity investments are diversified mostly across the S&P 500 Index, with lesser allocations to the S&P MidCap and SmallCap Indexes and Foreign Equity Funds. Fixed-income investments are diversified across investment grade instruments of government and corporate issuers as well as high-yield and global bond funds. Alternative strategies are diversified across absolute return investment approaches and global tactical asset allocation. CMS Energy and Consumers use annual liability measurements, quarterly portfolio reviews, and periodic asset/liability studies to evaluate the need for adjustments to the portfolio allocation.

CMS Energy and Consumers established union and non-union VEBA trusts to fund their future retiree health and life insurance benefits. These trusts are funded through the ratemaking process for Consumers and through direct contributions from the non-utility subsidiaries. CMS Energy and Consumers have a target asset allocation of 60 percent equity and 40 percent fixed-income investments.

CMS Energy and Consumers invest the equity portions of the union and non-union health care VEBA trusts in an S&P 500 Index fund. CMS Energy and Consumers invest the fixed-income portion of the union health care VEBA trust in domestic investment grade taxable instruments. CMS Energy and Consumers invest the fixed-income portion of the non-union health care VEBA trust in a diversified mix of domestic tax-exempt securities.

The investment selections of each VEBA trust are influenced by the tax consequences, as well as the objective of generating asset returns that will meet the medical and life insurance costs of retirees.

**Benefit Payments:** Presented in the following table are the expected benefit payments for each of the next five years and the five-year period thereafter:

| | Pension | SERP | OPEB[1] |
|---|---|---|---|
| | | In Millions | |
| **CMS Energy, including Consumers** | | | |
| 2012 | $111 | $ 7 | $ 70 |
| 2013 | 120 | 7 | 73 |
| 2014 | 129 | 7 | 76 |
| 2015 | 138 | 8 | 80 |
| 2016 | 144 | 8 | 83 |
| 2017-2021 | 777 | 44 | 466 |
| **Consumers** | | | |
| 2012 | $108 | $ 4 | $ 67 |
| 2013 | 117 | 4 | 70 |
| 2014 | 126 | 4 | 73 |
| 2015 | 134 | 4 | 76 |
| 2016 | 140 | 4 | 80 |
| 2017-2021 | 757 | 23 | 445 |

[1] CMS Energy's and Consumers' OPEB benefit payments are net of employee contributions and expected Medicare Part D prescription drug subsidy payments. For CMS Energy, subsidies to be received are estimated to be $6 million for 2012, $7 million for each of 2013 and 2014, $8 million for each of 2015 and 2016, and $49 million combined for 2017 through 2021. For Consumers, subsidies to be received are estimated to be $6 million for each of 2012 and 2013, $7 million for each of 2014 and 2015, $8 million for 2016, and $47 million combined for 2017 through 2021.

*Collective Bargaining Agreements:* At December 31, 2011, unions represented 42 percent of CMS Energy's employees and 44 percent of Consumers' employees. The UWUA represents Consumers' operating, maintenance, construction, and call center employees. The USW represents Zeeland employees. Union contracts expire in 2015.

## 13: INCOME TAXES

CMS Energy and its subsidiaries file a consolidated U.S. federal income tax return and a unitary Michigan income tax return. Income taxes are allocated based on each company's separate taxable income in accordance with the CMS Energy tax sharing agreement.

Presented in the following table is the difference between actual income tax expense on continuing operations, excluding noncontrolling interests, and income tax expense computed by applying the statutory U.S. federal income tax rate:

| Years Ended December 31 | 2011 | 2010 | 2009 |
|---|---|---|---|
| | In Millions, Except Tax Rate | | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | |
| Income from continuing operations before income taxes | $ 604 | $ 587 | $ 324 |
| Income tax expense at statutory rate | 211 | 205 | 114 |
| Increase (decrease) in income taxes from: | | | |
| MCIT law change, net of federal benefit[1] | (32) | — | — |
| State and local income taxes, net of federal benefit | 21 | 26 | 21 |
| Income tax credit amortization | (4) | (4) | (4) |
| Medicare Part D exempt income, net of law change[2] | (6) | (6) | (6) |
| Plant basis differences | (1) | 2 | 1 |
| Tax credits, net | (1) | (3) | (9) |
| Valuation allowance | 1 | 1 | 2 |
| Other, net | 2 | 3 | (4) |
| Income tax expense | $ 191 | $ 224 | $ 115 |
| Effective tax rate | 31.6% | 38.2% | 35.5% |
| **CONSUMERS** | | | |
| Income from continuing operations before income taxes | $ 734 | $ 688 | $ 456 |
| Income tax expense at statutory rate | 257 | 241 | 160 |
| Increase (decrease) in income taxes from: | | | |
| State and local income taxes, net of federal benefit | 24 | 26 | 19 |
| Income tax credit amortization | (4) | (4) | (4) |
| Medicare Part D exempt income | (6) | (9) | (6) |
| Plant basis differences | (1) | 2 | 1 |
| Tax credits, net | (1) | (3) | (7) |
| Other, net | (2) | 1 | — |
| Income tax expense | $ 267 | $ 254 | $ 163 |
| Effective tax rate | 36.4% | 36.9% | 35.7% |

[1] CMS Energy's effective tax rate for the year ended December 31, 2011 was reduced due to a one-time non-cash reduction in tax expense resulting from a change in Michigan tax law. In May 2011, Michigan enacted the MCIT, effective January 1, 2012. The MCIT, a simplified six percent corporate income tax, will replace the MBT, which is a complex multi-part business tax. Both the MBT and the MCIT are income taxes for financial reporting purposes, for which deferred income tax assets and liabilities are recorded. CMS Energy and Consumers remeasured their Michigan deferred income tax assets and liabilities at June 30, 2011 to reflect this change in law. Unlike the MBT, the MCIT does not allow future tax deductions to offset the book-tax differences that existed upon enactment of the tax. Due primarily to the elimination of these future tax deductions, Consumers has eliminated $128 million of net deferred tax assets associated with its utility book-tax temporary differences, recognizing a $128 million regulatory asset (not including

the effects of income tax gross-ups), and in addition to the amounts related to Consumers, CMS Energy eliminated $32 million of net deferred tax liabilities associated with its non-utility book-tax temporary differences, recognizing a $32 million deferred income tax benefit.

2 For the year ended December 31, 2010, CMS Energy recognized deferred tax expense of $3 million to reflect the enactment of the Health Care Acts. The law change prospectively repealed the tax deduction for the portion of the health care costs reimbursed by the Medicare Part D subsidy for taxable years beginning after December 31, 2012. Consumers has recorded a regulatory asset of $98 million at December 31, 2011 to reflect the expected recovery of additional future income taxes.

Presented in the following table are the significant components of income tax expense on continuing operations:

| Years Ended December 31 | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | In Millions | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | |
| Current income taxes: | | | |
| Federal | $ 2 | $ (21) | $ (12) |
| State and local | 24 | 26 | 17 |
| | $ 26 | $ 5 | $ 5 |
| Deferred income taxes: | | | |
| Federal | $207 | $210 | $ 86 |
| State and local | 11 | 13 | 28 |
| MCIT law change | (49) | — | — |
| | $169 | $223 | $114 |
| Deferred income tax credit, net | (4) | (4) | (4) |
| Tax expense | $191 | $224 | $115 |
| **CONSUMERS** | | | |
| Current income taxes: | | | |
| Federal | $ 74 | $ (17) | $ 72 |
| State and local | 32 | 25 | 24 |
| | $106 | $ 8 | $ 96 |
| Deferred income taxes: | | | |
| Federal | $159 | $236 | $ 66 |
| State and local | 6 | 14 | 5 |
| | $165 | $250 | $ 71 |
| Deferred income tax credit, net | (4) | (4) | (4) |
| Tax expense | $267 | $254 | $163 |

Presented in the following table are the principal components of deferred income tax assets (liabilities) recognized:

| December 31 | 2011 | 2010 |
|---|---|---|
| | In Millions | |
| **CMS Energy, including Consumers** | | |
| Employee benefits | $ (126) | $ (76) |
| Gas inventory | (155) | (177) |
| Plant, property, and equipment | (1,668) | (1,382) |
| Regulatory tax liability | 70 | 162 |
| Reserves and accruals | 86 | 101 |
| Securitized costs | (96) | (120) |
| Tax loss and credit carryforwards | 806 | 996 |
| Other | 92 | (103) |
| | $ (991) | $ (599) |
| Less valuation allowance | (20) | (19) |
| Total net deferred income tax liabilities | $(1,011) | $ (618) |
| Deferred tax assets, net of valuation reserves | $ 1,034 | $ 1,240 |
| Deferred tax liabilities | (2,045) | (1,858) |
| Total net deferred income tax liabilities | $(1,011) | $ (618) |
| **Consumers** | | |
| Employee benefits | $ (158) | $ (110) |
| Gas inventory | (155) | (177) |
| Plant, property, and equipment | (1,742) | (1,464) |
| Regulatory tax liability | 70 | 162 |
| Reserves and accruals | 44 | 45 |
| Securitized costs | (96) | (120) |
| Tax loss and credit carryforwards | 67 | 281 |
| Other | 81 | (115) |
| | $(1,889) | $(1,498) |
| Less valuation allowance | (1) | — |
| Total net deferred income tax liabilities | $(1,890) | $(1,498) |
| Deferred tax assets, net of valuation reserves | $ 261 | $ 488 |
| Deferred tax liabilities | (2,151) | (1,986) |
| Total net deferred income tax liabilities | $(1,890) | $(1,498) |

Deferred tax assets and liabilities are recognized for the estimated future tax effect of temporary differences between the tax basis of assets or liabilities and the reported amounts on CMS Energy's and Consumers' consolidated financial statements. Deferred tax assets and liabilities are classified as current or non-current according to the classification of the related assets or liabilities. Deferred tax assets and liabilities not related to assets or liabilities are classified according to the expected reversal date of the temporary differences.

Presented in the following table are the tax loss and credit carryforwards at December 31, 2011:

| | Gross Amount | Tax Attribute | Expiration |
|---|---|---|---|
| | | In Millions | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | |
| Federal net operating loss carryforward | $1,403 | $491 | 2023 –2031 |
| Local net operating loss carryforwards | 439 | 4 | 2023 –2031 |
| State capital loss carryforward | 26 | 2 | 2014 –2015 |
| Alternative minimum tax credits | 269 | 269 | No expiration |
| General business credits | 40 | 40 | 2012 – 2031 |
| Total tax attributes | | $806 | |
| **CONSUMERS** | | | |
| Federal net operating loss carryforward | $ 134 | $ 47 | 2023 – 2031 |
| State capital loss carryforward | 10 | 1 | 2014 – 2015 |
| Alternative minimum tax credits | 5 | 5 | No expiration |
| General business credits | 14 | 14 | 2012 – 2031 |
| Total tax attributes | | $ 67 | |

CMS Energy has provided a valuation allowance of $2 million for the local tax loss carryforward, a valuation allowance of $2 million for the state capital loss carryforward, and a valuation allowance of $2 million for general business credits. Consumers has provided a valuation allowance of $1 million for the state capital loss carryforward. CMS Energy and Consumers expect to utilize fully tax loss and credit carryforwards for which no valuation has been provided. It is reasonably possible that further adjustments will be made to the valuation allowances within one year.

Presented in the following table is a reconciliation of the beginning and ending amount of uncertain tax benefits:

| Years Ended December 31 | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | In Millions | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | |
| Balance at beginning of period | $ 4 | $ 62 | $65 |
| Reductions for prior year tax positions | (1) | (58) | (6) |
| Additions for prior year tax positions | 1 | — | 2 |
| Additions for current year tax positions | — | — | 1 |
| Balance at end of period | $ 4 | $ 4 | $62 |
| **CONSUMERS** | | | |
| Balance at beginning of period | $ 3 | $ 57 | $55 |
| Reductions for prior year tax positions | — | (54) | (1) |
| Additions for prior year tax positions | 1 | — | 2 |
| Additions for current year tax positions | — | — | 1 |
| Balance at end of period | $ 4 | $ 3 | $57 |

CMS Energy, including Consumers, had uncertain tax benefits of $4 million at December 31, 2011 and 2010 and $8 million at December 31, 2009 that, if recognized, would affect the annual effective tax rate in future years. Consumers had uncertain tax benefits of $4 million at December 31, 2011 and $3 million at December 31, 2010 and 2009 that, if recognized, would affect the annual effective tax rate in future years.

CMS Energy and Consumers recognize accrued interest and penalties, where applicable, as part of income tax expense. CMS Energy, including Consumers, recognized no interest for the year ended December 31, 2011 and less than $1 million for each of the years ended December 31, 2010 and 2009. In 2010, CMS Energy settled with the IRS and, as a result, paid $6 million of accrued interest in December 2010. At that time, a remaining accrued interest balance of $3 million was eliminated. Consumers recognized no interest for the year ended December 31, 2011 and less than $1 million for each of the years ended December 31, 2010 and 2009. Upon settlement with the IRS in 2010, Consumers paid $4 million to CMS Energy and eliminated a remaining accrued interest balance of $1 million.

In November 2010, the IRS concluded its audit of CMS Energy and its subsidiaries, and proposed changes of $132 million to taxable income for the years ended December 31, 2002 through December 31, 2007. Of this amount, $82 million resulted in an adjustment to the existing net operating loss carryforward; the remaining $50 million increased taxable income. Most of the adjustments related to the timing of deductions, not the disallowance of deductions. CMS Energy accepted the proposed adjustments to taxable income, which resulted in the payment of $15 million of tax and accrued interest. The tax adjustments were allocated based on the companies' separate taxable income, in accordance with CMS Energy's tax sharing agreement. The impact to net income was less than $1 million.

In December 2010, the IRS began its audit of CMS Energy and its subsidiaries' 2008 and 2009 federal tax returns. The IRS also is auditing CMS Energy's research and development tax credit claims for 2001 through 2009. These credits are part of CMS Energy's overall general business credit carryforwards. It is reasonably possible that, within the next twelve months, a settlement will be reached with the IRS on CMS Energy's research and development tax credit claim. The total claimed credit for these years is $21 million.

The amount of income taxes paid is subject to ongoing audits by federal, state, local, and foreign tax authorities, which can result in proposed assessments. CMS Energy's and Consumers' estimate of the potential outcome for any uncertain tax issue is highly judgmental. CMS Energy and Consumers believe that their accrued tax liabilities at December 31, 2011 were adequate for all years.

## 14: STOCK-BASED COMPENSATION

CMS Energy and Consumers provide a PISP to key employees and non-employee directors based on their contributions to the successful management of the company. The PISP has a five-year term, expiring in May 2014.

All grants under the PISP for 2011, 2010, and 2009 were in the form of TSR restricted stock and time-lapse restricted stock. Restricted stock recipients receive shares of CMS Energy common stock. Restricted stock shares granted prior to August 1, 2010 have full dividend and voting rights. The TSR restricted stock shares granted after August 1, 2010 continue to have full voting rights. In lieu of cash dividend payments, however, the TSR restricted stock shares granted after August 1, 2010 receive additional restricted shares equal to the value of the dividend. These additional restricted shares are subject to the same vesting conditions as the underlying restricted stock shares.

TSR restricted stock vesting is contingent on meeting a three-year service requirement and a specific market condition. The market condition is based entirely on a comparison of CMS Energy's TSR with the median TSR of a peer group over the same three-year period. Depending on the outcome of the market condition, a recipient may earn a total award ranging from zero to 200 percent of the initial grant. Time-lapse restricted stock vests after a service period of three years.

Restricted stock awards granted to officers in 2011 were 75 percent TSR restricted stock and 25 percent time-lapsed restricted stock. Awards granted to officers in 2010 and 2009 were 67 percent TSR restricted stock and 33 percent time-lapse restricted stock.

For awards granted prior to August 1, 2010, restricted shares may vest fully upon retirement, disability, or change of control of CMS Energy if certain minimum service requirements are met or are waived by action of the C&HR Committees. If employment terminates for any other reason (other than death) or the minimum service requirements are not met or waived, the restricted shares will be fully forfeited. For awards granted after August 1, 2010, a pro-rata portion of the award equal to the portion of the service period served between the award grant date and the employee's termination date will vest upon termination of an employee due to retirement, disability, or change of control of CMS Energy. For TSR awards, this vesting is contingent upon the outcome of the market condition. The remaining portion of the award will be forfeited. All awards vest fully upon death.

The PISP also allows for stock options, stock appreciation rights, phantom shares, performance units, and incentive options, none of which was granted in 2011, 2010, or 2009.

Shares awarded or subject to stock options, phantom shares, or performance units may not exceed 6 million shares from June 2009 through May 2014, nor may such awards to any recipient exceed 500,000 shares in any fiscal year. CMS Energy and Consumers may issue awards of up to 3,884,919 shares of common stock under the PISP at December 31, 2011. Shares for which payment or exercise is in cash, as well as shares or stock options forfeited for any reason other than failure to meet a market condition, may be awarded or granted again under the PISP.

Presented in the following table is restricted stock activity under the PISP:

| Year Ended December 31, 2011 | Number of Shares | Weighted-Average Grant Date Fair Value per Share |
|---|---|---|
| **CMS Energy, including Consumers** | | |
| Nonvested at beginning of period | 1,993,465 | $13.26 |
| Granted[1] | 787,149 | 13.89 |
| Vested | (917,190) | 7.64 |
| Forfeited | (15,356) | 16.94 |
| Nonvested at end of period | 1,848,068 | $16.29 |
| **Consumers** | | |
| Nonvested at beginning of period | 1,805,023 | $13.28 |
| Granted[1] | 737,504 | 14.17 |
| Vested | (837,174) | 7.77 |
| Forfeited | (15,356) | 16.94 |
| Nonvested at end of period | 1,689,997 | $16.36 |

[1] During 2011, CMS Energy granted 310,100 TSR shares, 215,400 time-lapse shares, 25,329 shares from dividends paid on TSR shares, and 236,320 shares granted as a result of the outcome of the TSR awards' market condition. During 2011, Consumers granted 295,035 TSR shares, 207,613 time-lapse shares, 23,328 shares from dividends paid on TSR shares, and 211,528 shares granted as a result of the outcome of the TSR awards' market condition.

CMS Energy and Consumers charge the fair value of the awards to expense over the required service period. As a result, for awards granted prior to August 1, 2010, CMS Energy and Consumers recognize all compensation expense for share-based awards that have accelerated service provisions upon retirement by the period in which the employee becomes eligible to retire. TSR restricted stock awards granted after August 1, 2010 have graded vesting features, and CMS Energy and Consumers recognize expense for those awards on a graded vesting schedule over the required service period. Expense for time-lapse awards is recognized on a straight-line basis over the required service period. CMS Energy and Consumers calculate the fair value of time-lapse restricted stock based on the price of CMS Energy's common stock on the grant date. CMS Energy and Consumers calculate the fair value of TSR restricted stock awards on the grant date using a Monte Carlo simulation. CMS Energy and Consumers base expected volatilities on the historical volatility of the price of CMS Energy common stock.

The risk-free rate for each valuation was based on the three-year U.S. Treasury yield at the award grant date. Presented in the following table are the significant assumptions used to estimate the fair value of the TSR restricted stock awards:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Expected volatility | 29.6% | 30.1% | 29.8% |
| Expected dividend yield | 4.6% | 2.4% | 2.0% |
| Risk-free rate | 1.0% | 0.9% | 1.8% |

Presented in the following table are amounts related to restricted stock awards:

| Years Ended December 31 | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | In Millions | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | |
| Fair value of shares that vested during the year | $ 7 | $7 | $4 |
| Compensation expense recognized | 10 | 9 | 9 |
| Income tax benefit recognized | 4 | 4 | 3 |
| **CONSUMERS** | | | |
| Fair value of shares that vested during the year | $ 7 | $6 | $4 |
| Compensation expense recognized | 10 | 9 | 8 |
| Income tax benefit recognized | 4 | 3 | 3 |

At December 31, 2011, $10 million of total unrecognized compensation cost was related to restricted stock for CMS Energy, including Consumers, and $10 million of total unrecognized compensation cost was related to restricted stock for Consumers. CMS Energy and Consumers expect to recognize this cost over a weighted-average period of 2.0 years.

Presented in the following table is stock option activity under the PISP:

| Year Ended December 31, 2011 | Options Outstanding, Fully Vested, and Exercisable | Weighted-Average Exercise Price per Share | Weighted-Average Remaining Contractual Term | Aggregate Intrinsic Value |
|---|---|---|---|---|
| | | | | (In Millions) |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | | |
| Outstanding at beginning of period | 437,080 | $22.34 | 1.1 years | $ (2) |
| Granted | — | — | | |
| Exercised | (127,500) | 11.87 | | |
| Cancelled or expired | (244,000) | 27.85 | | |
| Outstanding at end of period | 65,580 | $22.20 | 0.2 years | $— |
| **CONSUMERS** | | | | |
| Outstanding at beginning of period | 267,468 | $20.64 | 1.2 years | $ (1) |
| Granted | — | — | | |
| Exercised | (92,968) | 10.25 | | |
| Cancelled or expired | (113,000) | 28.34 | | |
| Outstanding at end of period | 61,500 | $22.20 | 0.2 years | $— |

Stock options give the holder the right to purchase common stock at the market price on the grant date. Stock options are exercisable upon grant, and expire up to ten years and one month from the grant date. CMS Energy and Consumers issue new shares when recipients exercise stock options. The total intrinsic value of stock options exercised for CMS Energy was $1 million for each of the years ended December 31, 2011 and 2010 and less than $1 million for the year ended December 31, 2009. The total intrinsic value of stock options exercised for Consumers was $1 million for each of the years ended December 31, 2011 and 2010 and less than $1 million for the year ended December 31, 2009. Cash received from exercise of these stock options in 2011 was $2 million for CMS Energy and $1 million for Consumers.

Since CMS Energy has utilized tax loss carryforwards, CMS Energy was unable to realize excess tax benefits upon exercise of stock options and vesting of restricted stock. Therefore, CMS Energy did not recognize the related excess tax benefits in equity. As of December 31, 2011, CMS Energy has $31 million of unrealized excess tax benefits.

Presented in the following table is the weighted-average grant-date fair value of awards under the PISP:

| Years Ended December 31 | 2011 | 2010 | 2009 |
|---|---|---|---|
| **CMS ENERGY, INCLUDING CONSUMERS** | | | |
| Weighted-average grant-date fair value per share | | | |
| Restricted stock granted | $13.89 | $16.22 | $13.49 |
| **CONSUMERS** | | | |
| Weighted-average grant-date fair value per share | | | |
| Restricted stock granted | $14.17 | $16.27 | $13.44 |

## 15: LEASES

CMS Energy and Consumers lease various assets, including service vehicles, railcars, gas pipeline capacity, and buildings. In addition, CMS Energy and Consumers account for a number of their PPAs as capital and operating leases.

Operating leases for coal-carrying railcars have lease terms expiring without extension provisions over the next 12 years and with extension provisions over the next 15 years. These leases contain fair market value extension and buyout provisions, with some providing for predetermined extension period rentals. Capital leases for Consumers' vehicle fleet operations have a maximum term of 120 months with some having Terminal Rental Adjustment Clause end-of-life provisions and others having fixed percentage purchase options.

Consumers has capital leases for gas transportation pipelines to the Karn generating complex and Zeeland. The capital lease for the gas transportation pipeline into the Karn generating complex has a term of 15 years with a provision to extend the contract from month to month. The remaining term of the contract was 10 years at December 31, 2011. The capital lease for the gas transportation pipeline to Zeeland has a term of 12 years with a renewal provision at the end of the contract. The remaining term of the contract was one year at December 31, 2011. The remaining terms of Consumers' long-term PPAs range between one and 20 years. Most of these PPAs contain provisions at the end of the initial contract terms to renew the agreements annually.

Consumers is authorized by the MPSC to record operating lease payments as operating expense and recover the total cost from customers. Presented in the following table are Consumers' operating lease expense and contingent rental expense. For each of the years ended December 31, 2011, 2010, and 2009, all of CMS Energy's operating lease expense and contingent rental expense were attributable to Consumers.

| Years Ended December 31 | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | In Millions | |
| **CONSUMERS** | | | |
| PPA operating lease expense | $10 | $ 5 | $ 9 |
| Non-PPA operating lease expense | 22 | 22 | 23 |
| Contingent rental expense[1] | 11 | 14 | 9 |

[1] Contingent rental expense comprises PPA energy and capacity payments and any other payments not associated with RECs. This expense is excluded from operating lease expense.

Presented in the following table are the minimum annual rental commitments under Consumers' non-cancelable leases at December 31, 2011. All of CMS Energy's non-cancelable leases at December 31, 2011 were attributable to Consumers.

| | Capital Leases | Finance Lease[1] | Operating Leases |
|---|---|---|---|
| | | In Millions | |
| **CONSUMERS** | | | |
| 2012 | $ 20 | $ 20 | $ 27 |
| 2013 | 13 | 20 | 24 |
| 2014 | 11 | 19 | 22 |
| 2015 | 12 | 18 | 22 |
| 2016 | 8 | 17 | 17 |
| 2017 and thereafter | 39 | 79 | 68 |
| Total minimum lease payments | $103 | $173 | $180 |
| Less imputed interest | 46 | 39 | |
| Present value of net minimum lease payments | $ 57 | $134 | |
| Less current portion | 11 | 13 | |
| Non-current portion | $ 46 | $121 | |

[1] In 2007, Consumers sold Palisades to Entergy and entered into a 15-year PPA to buy all of the capacity and energy then capable of being produced by Palisades. Consumers has continuing involvement with Palisades through security provided to Entergy for Consumers' PPA obligation and other arrangements. Because of these ongoing arrangements, Consumers accounted for the transaction as a financing of Palisades and not a sale. Accordingly, no gain on the sale of Palisades was recognized on the consolidated statements of income. Consumers accounted for the remaining non-real-estate assets and liabilities associated with the transaction as a sale.

Palisades remains on Consumers' consolidated balance sheets and Consumers continues to depreciate it. Consumers recorded the related proceeds as a finance obligation with payments recorded to interest expense and the finance obligation based on the amortization of the obligation over the life of the Palisades PPA. The value of the finance obligation was determined based on an allocation of the transaction proceeds to the fair values of the net assets sold and fair value of the plant asset under the financing. Total amortization and interest charges under the financing were $21 million, $22 million, and $23 million, respectively, for the years ended December 31, 2011, 2010, and 2009.

## 16: PLANT, PROPERTY, AND EQUIPMENT

Presented in the following table are details of CMS Energy's and Consumers' plant, property, and equipment:

| Years Ended December 31 | Estimated Depreciable Life in Years | 2011 | 2010 |
|---|---|---|---|
| | | In Millions | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | |
| Electric: | | | |
| Generation | 18 - 85 | $ 3,936 | $ 3,812 |
| Distribution | 12 -75 | 5,538 | 5,250 |
| Other | 7 - 40 | 651 | 609 |
| Capital and finance leases | | 275 | 273 |
| Gas: | | | |
| Underground storage facilities[1] | 30 - 65 | 322 | 311 |
| Transmission | 13 - 75 | 722 | 713 |
| Distribution | 30 - 80 | 2,754 | 2,654 |
| Other | 5 - 50 | 403 | 380 |
| Capital leases | | 5 | 5 |
| Enterprises: | | | |
| Independent power production | 3 - 30 | 89 | 85 |
| Other | 3 - 40 | 20 | 17 |
| Other | 1 - 51 | 36 | 36 |
| Construction work in progress | | 783 | 570 |
| Less accumulated depreciation and amortization | | 4,901 | 4,646 |
| Net plant, property, and equipment[2] | | $10,633 | $10,069 |

| Years Ended December 31 | Estimated Depreciable Life in Years | 2011 | 2010 |
|---|---|---|---|
| | | In Millions | |
| **CONSUMERS** | | | |
| Electric: | | | |
| Generation | 18 - 85 | $ 3,936 | $3,812 |
| Distribution | 12 - 75 | 5,538 | 5,250 |
| Other | 7 - 40 | 651 | 609 |
| Capital and finance leases | | 275 | 273 |
| Gas: | | | |
| Underground storage facilities[1] | 30 - 65 | 322 | 311 |
| Transmission | 13 - 75 | 722 | 713 |
| Distribution | 30 - 80 | 2,754 | 2,654 |
| Other | 5 - 50 | 403 | 380 |
| Capital leases | | 5 | 5 |
| Other non-utility property | 8 - 51 | 15 | 15 |
| Construction work in progress | | 782 | 566 |
| Less accumulated depreciation and amortization | | 4,846 | 4,593 |
| Net plant, property, and equipment[2] | | $10,557 | $9,995 |

[1] Underground storage includes base natural gas of $26 million at December 31, 2011 and 2010. Base natural gas is not subject to depreciation.

[2] For the year ended December 31, 2011, utility plant additions were $700 million and utility plant retirements were $104 million. For the year ended December 31, 2010, utility plant additions were $783 million and utility plant retirements were $85 million.

Presented in the following table is further detail on changes in Consumers' capital and finance leases:

| Years Ended December 31 | 2011 | 2010 |
|---|---|---|
| | In Millions | |
| **CONSUMERS** | | |
| Balance at beginning of period | $278 | $306 |
| Additions | 4 | 15 |
| Net retirements and other adjustments | (2) | (43) |
| Balance at end of period | $280 | $278 |

Capital and finance leases presented are gross amounts. Accumulated amortization of capital and finance leases was $87 million at December 31, 2011 and $65 million at December 31, 2010 for Consumers.

Presented in the following table is further detail on CMS Energy's and Consumers' accumulated depreciation and amortization:

| Years Ended December 31 | 2011 | 2010 |
|---|---|---|
| | In Millions | |
| **CMS Energy, including Consumers** | | |
| Utility plant assets | $4,844 | $4,592 |
| Non-utility plant assets | 57 | 54 |
| **Consumers** | | |
| Utility plant assets | $4,844 | $4,592 |
| Non-utility plant assets | 2 | 1 |

**Maintenance and Depreciation:** CMS Energy and Consumers record property repairs and minor property replacement as maintenance expense. CMS Energy and Consumers record planned major maintenance activities as operating expense unless the cost represents the acquisition of additional long-lived assets or the replacement of an existing long-lived asset.

Consumers depreciates utility property on an asset-group basis, in which it applies a single MPSC-approved depreciation rate to the gross investment in a particular class of property within the electric and gas segments. Consumers performs depreciation studies periodically to determine appropriate group lives. Presented in the following table are the composite depreciation rates for Consumers' segment properties:

| Years Ended December 31 | 2011 | 2010 | 2009 |
|---|---|---|---|
| Electric utility property | 3.0% | 3.0% | 3.0% |
| Gas utility property | 2.9% | 2.9% | 2.9% |
| Other property | 7.4% | 7.4% | 7.6% |

CMS Energy and Consumers record plant, property, and equipment at original cost when placed into service. The cost includes labor, material, applicable taxes, overhead such as pension and other benefits, and AFUDC, if applicable. Consumers' plant, property, and equipment is generally recoverable through its general rate making process. For additional details see Note 6, Regulatory Matters.

When utility property is mothballed, the property is reserved for future use, stays in rate base, and continues to be depreciated at the same rate as before the mothball period. No changes are made to rates unless it is decided that the units will be retired, or the MPSC disallows some or all costs associated with the property.

When utility property is retired or otherwise disposed of in the ordinary course of business, Consumers records the original cost to accumulated depreciation, along with associated cost of removal, net of salvage. CMS Energy and Consumers recognize gains or losses on the retirement or disposal of non-regulated assets in income. Consumers records cost of removal collected from customers, but not spent, as a regulatory liability.

Consumers capitalizes AFUDC on regulated major construction projects, except pollution control facilities on its fossil-fueled power plants. AFUDC represents the estimated cost of debt and authorized return-on-equity funds used to finance construction additions. Consumers records the offsetting credit as a reduction of interest for the amount representing the borrowed funds component and as other income for the equity funds component on the consolidated statements of income. When construction is completed and the property is placed in service,

Consumers depreciates and recovers the capitalized AFUDC from customers over the life of the related asset. Presented in the following table are Consumers' composite AFUDC capitalization rates:

| Years Ended December 31 | 2011 | 2010 | 2009 |
|---|---|---|---|
| AFUDC capitalization rate | 7.6% | 7.6% | 7.6% |

CMS Energy and Consumers capitalize the purchase and development of internal-use computer software. These costs are expensed evenly over the estimated useful life of the internal-use computer software. If computer software is integral to computer hardware, then its cost is capitalized and depreciated with the hardware. The types of costs capitalized are consistent for all periods presented by the financial statements.

*Intangible Assets*: Included in net plant, property, and equipment are intangible assets. Presented in the following table are CMS Energy's and Consumers' intangible assets:

| Years Ended December 31 | | 2011 | | 2010 | |
|---|---|---|---|---|---|
| Description | Amortization Life in years | Gross Cost[1] | Accumulated Amortization | Gross Cost[1] | Accumulated Amortization |
| | | In Millions | | | |
| **CMS Energy, including Consumers** | | | | | |
| Software development | 3 - 15 | $361 | $142 | $323 | $125 |
| Plant acquisition adjustments | 40 - 46 | 214 | 22 | 213 | 16 |
| Rights of way | 50 - 75 | 128 | 38 | 140 | 37 |
| Leasehold improvements | various[2] | 11 | 9 | 13 | 9 |
| Franchises and consents | 5 - 30 | 15 | 7 | 15 | 6 |
| Other intangibles | various | 19 | 14 | 20 | 14 |
| Total | | $748 | $232 | $724 | $207 |
| **Consumers** | | | | | |
| Software development | 3 - 15 | $360 | $141 | $323 | $125 |
| Plant acquisition adjustments | 40 - 46 | 214 | 22 | 213 | 16 |
| Rights of way | 50 - 75 | 128 | 38 | 140 | 37 |
| Leasehold improvements | various[2] | 11 | 9 | 13 | 9 |
| Franchises and consents | 5 - 30 | 15 | 7 | 15 | 6 |
| Other intangibles | various | 18 | 14 | 18 | 14 |
| Total | | $746 | $231 | $722 | $207 |

[1] Net intangible asset additions for Consumers' utility plant were $23 million during 2011 and $25 million during 2010.

[2] Leasehold improvements are amortized over the life of the lease, which may change whenever the lease is renewed or extended.

Presented in the following table is CMS Energy's and Consumers' amortization expense related to intangible assets:

| Years Ended December 31 | CMS Energy, including Consumers | | Consumers | |
|---|---|---|---|---|
| | Total Amortization Expense | Software Amortization Expense | Total Amortization Expense | Software Amortization Expense |
| | In Millions | | | |
| 2011 | $32 | $24 | $32 | $24 |
| 2010 | 28 | 19 | 27 | 19 |
| 2009 | 30 | 22 | 30 | 22 |

Amortization of intangible assets is expected to range between $39 million and $50 million per year over the next five years.

### JOINTLY OWNED REGULATED UTILITY FACILITIES

Presented in the following table are Consumers' investments in jointly owned regulated utility facilities at December 31, 2011:

| Ownership share | Campbell Unit 3 93.3% | Ludington 51.0% | Distribution various |
|---|---|---|---|
| | In Millions, Except Ownership Share | | |
| Utility plant in service | $1,059 | $ 175 | $168 |
| Accumulated depreciation | (430) | (118) | (46) |
| Construction work-in-progress | 55 | 43 | 7 |
| Net investment | $ 684 | $ 100 | $129 |

Consumers includes its share of the direct expenses of the jointly owned plants in operating expenses. Consumers shares operation, maintenance, and other expenses of these jointly owned utility facilities in proportion to each participant's undivided ownership interest. Consumers is required to provide only its share of financing for the jointly owned utility facilities.

## 17: ASSET RETIREMENT OBLIGATIONS

CMS Energy and Consumers record the fair value of the cost to remove assets at the end of their useful lives, if there is a legal obligation to remove them. No market risk premiums were included in CMS Energy's and Consumers' ARO fair value estimates since reasonable estimates could not be made. If a five percent market risk premium were assumed, CMS Energy's and Consumers' ARO liabilities at December 31, 2011 would increase by $13 million and at December 31, 2010 would increase by $12 million.

If a reasonable estimate of fair value cannot be made in the period in which the ARO is incurred, such as for assets with indeterminate lives, the liability is recognized when a reasonable estimate of fair value can be made. CMS Energy and Consumers have not recorded liabilities for assets that have insignificant cumulative disposal costs, such as substation batteries.

Presented below are the categories of assets that CMS Energy and Consumers have legal obligations to remove at the end of their useful lives and for which they have an ARO liability recorded:

| Company and ARO Description | In-Service Date | Long-Lived Assets |
|---|---|---|
| **CMS ENERGY, INCLUDING CONSUMERS** | | |
| Close gas treating plant and gas wells | Various | Gas transmission and storage |
| Closure of coal ash disposal areas | Various | Generating plants coal ash areas |
| Closure of wells at gas storage fields | Various | Gas storage fields |
| Indoor gas services equipment relocations | Various | Gas meters located inside structures |
| Asbestos abatement | 1973 | Electric and gas utility plant |
| Gas distribution cut, purge, and cap | Various | Gas distribution mains and services |
| **CONSUMERS** | | |
| Closure of coal ash disposal areas | Various | Generating plants coal ash areas |
| Closure of wells at gas storage fields | Various | Gas storage fields |
| Indoor gas services equipment relocations | Various | Gas meters located inside structures |
| Asbestos abatement | 1973 | Electric and gas utility plant |
| Gas distribution cut, purge, and cap | Various | Gas distribution mains and services |

No assets have been restricted for purposes of settling AROs.

Presented in the following tables are the changes in CMS Energy's and Consumers' ARO liabilities:

| Company and ARO Description | ARO Liability 12/31/10 | Incurred | Settled | Accretion | Cash flow Revisions | ARO Liability 12/31/11 |
|---|---|---|---|---|---|---|
| | | | In Millions | | | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | | | | |
| Close gas treating plant and gas wells | $ 1 | $— | $— | $— | $— | $ 1 |
| Consumers | 244 | (2) | (7) | 18 | — | 253 |
| Total CMS Energy | $245 | $ (2) | $ (7) | $18 | $— | $254 |
| **CONSUMERS** | | | | | | |
| Coal ash disposal areas | $ 66 | $— | $ (2) | $ 6 | $— | $ 70 |
| Wells at gas storage fields | 1 | — | — | — | — | 1 |
| Indoor gas services relocations | 1 | — | (1) | — | — | — |
| Asbestos abatement | 40 | — | (1) | 3 | — | 42 |
| Gas distribution cut, purge, and cap | 136 | (2) | (3) | 9 | — | 140 |
| Total Consumers | $244 | $ (2) | $ (7) | $18 | $— | $253 |

| Company and ARO Description | ARO Liability 12/31/09 | Incurred | Settled | Accretion | Cash flow Revisions | ARO Liability 12/31/10 |
|---|---|---|---|---|---|---|
| | | | In Millions | | | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | | | | |
| Close gas treating plant and gas wells | $ 1 | $— | $— | $— | $— | $ 1 |
| Consumers | 228 | 6 | (7) | 17 | — | 244 |
| Total CMS Energy | $229 | $ 6 | $ (7) | $17 | $— | $245 |
| **CONSUMERS** | | | | | | |
| Coal ash disposal areas | $ 64 | $— | $ (4) | $ 6 | $— | $ 66 |
| Wells at gas storage fields | 1 | — | — | — | — | 1 |
| Indoor gas services relocations | 1 | — | — | — | — | 1 |
| Asbestos abatement | 38 | — | (1) | 3 | — | 40 |
| Gas distribution cut, purge, and cap | 124 | 6 | (2) | 8 | — | 136 |
| Total Consumers | $228 | $ 6 | $ (7) | $17 | $— | $244 |

## 18: VARIABLE INTEREST ENTITIES

Variable interests are contractual, ownership, or other interests in an entity that change as the fair value of the VIE's net assets, excluding variable interests, changes. An entity is considered to be a VIE when its capital is insufficient to permit it to finance its activities without additional subordinated financial support or its equity investors, as a group, lack the characteristics of having a controlling financial interest.

Entities that are VIEs must be consolidated if the reporting entity determines that it has a controlling financial interest. The entity that is required to consolidate the VIE is called the primary beneficiary. The primary beneficiary is the entity that has both (1) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE.

Effective January 1, 2010, new guidance changed the criteria for consolidating VIEs. As a result of adopting this guidance, CMS Energy consolidated CMS Energy Trust I and deconsolidated three partnerships that it had previously consolidated.

CMS Energy has consolidated CMS Energy Trust I because CMS Energy is the variable interest holder that designed the entity and, through the design, has the power to direct the activities of CMS Energy Trust I that most significantly impact the trust's economic performance. The sole assets of the trust consist of subordinated notes issued by CMS Energy, and the sole liabilities of the trust consist of Trust Preferred Securities. CMS Energy has guaranteed payment of the Trust Preferred Securities. Upon consolidation, CMS Energy reduced its equity method investment by $5 million and its long-term debt by $34 million. CMS Energy also recorded a $29 million liability for the mandatorily redeemable preferred securities issued by the trust. No gain or loss was recognized on the consolidation of CMS Energy Trust I. The balance of the Trust Preferred Securities was $29 million at December 31, 2011. In January 2012, CMS Energy called all of the securities, to be redeemed in late February 2012.

CMS Energy has variable interests in T.E.S. Filer City, Grayling, and Genesee. CMS Energy is not the primary beneficiary of any of these partnerships because power is shared among unrelated parties, and no one party has the power to direct the activities that most significantly impact the entities' economic performance. The partners must agree on all major decisions for each of the partnerships.

Presented in the following table is information about these partnerships:

| Name (Ownership Interest) | Nature of the Entity | Financing of Partnership |
|---|---|---|
| T.E.S. Filer City (50%) | Coal-fueled power generator | Non-recourse long-term debt that matured in December 2007. |
| Grayling (50%) | Wood waste-fueled power generator | Sale of revenue bonds that mature in November 2012 and bear interest at variable rates. The debt is recourse to the partnership, but not the individual partners, and secured by a letter of credit equal to the outstanding balance. |
| Genesee (50%) | Wood waste-fueled power generator | Sale of revenue bonds that mature in 2021 and bear interest at fixed rates. The debt is non-recourse to the partnership and secured by a CMS Energy guarantee capped at $3 million annually. |

CMS Energy has operating and management contracts with Grayling and Genesee, and Consumers is the primary purchaser of power from each partnership through long-term PPAs. Consumers also has reduced dispatch agreements with Grayling and Genesee, which allow these facilities to be dispatched based on the market price of wood waste. This results in fuel cost savings that each partnership shares with Consumers' customers.

CMS Energy's investment in these partnerships is included in investments on its consolidated balance sheets in the amount of $52 million as of December 31, 2011 and $49 million as of December 31, 2010. The creditors of these partnerships do not have recourse to the general credit of CMS Energy or Consumers, except through a guarantee provided by CMS Energy of $3 million annually. CMS Energy has deferred collections on certain receivables owed by Genesee. CMS Energy's maximum exposure to loss from these receivables is $6 million. Consumers has not provided any financial or other support during the periods presented that was not previously contractually required.

## 19: RELATED-PARTY TRANSACTIONS — CONSUMERS

Consumers enters into a number of significant transactions with related parties. These transactions include:

- purchase and sale of electricity from and to affiliates of CMS Enterprises;
- payment of parent company overhead costs to CMS Energy; and
- investment in CMS Energy common stock.

Transactions involving power supply purchases from certain affiliates of CMS Enterprises are based on avoided costs under PURPA, state law, and competitive bidding. The payment of parent company overhead costs is based on the use of accepted industry allocation methodologies. These payments are for costs that occur in the normal course of business.

Presented in the following table are Consumers' recorded income and expense from related parties as of December 31:

| Description | Related Party | 2011 | 2010 | 2009 |
|---|---|---|---|---|
| | | | In Millions | |
| Purchases of capacity and energy | Affiliates of CMS Enterprises | $81 | $84 | $81 |

Amounts payable to related parties for purchased power and other services were $11 million at December 31, 2011 and 2010.

Consumers owned 1.6 million shares of CMS Energy common stock with a fair value of $35 million at December 31, 2011. For additional details on Consumers' investment in CMS Energy common stock, see Note 9, Financial Instruments.

## 20: ASSET SALES, DISCONTINUED OPERATIONS, AND IMPAIRMENT CHARGES

### Asset Sales

The impacts of asset sales are included in gain on asset sales, net and income (loss) from discontinued operations on CMS Energy's consolidated statements of income, and they are included in loss (gain) on asset sales, net on Consumers' consolidated statements of income. Asset sales for CMS Energy and Consumers were less than $1 million for each of the years ended December 31, 2011 and 2009.

In 2010, CMS Enterprises exercised its option to sell its stock interest in CMS Generation San Nicolas Company and transferred the sale proceeds to MEI. As a result, CMS Enterprises recognized a $3 million net gain. In 2010, CMS Enterprises also sold a cost-method investment with a carrying value of zero, and recognized a $3 million gain.

### Discontinued Operations

Discontinued operations are a component of the enterprises segment. CMS Energy included the following amounts in income (loss) from discontinued operations:

| Years Ended December 31 | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | In Millions | |
| Revenues | $— | $ 10 | $ 7 |
| Discontinued operations | | | |
| Pretax income (loss) from discontinued operations | $ 2 | $(21) | $33 |
| Income tax expense | — | 2 | 13 |
| Income (loss) from discontinued operations, net of tax expense | $ 2[1] | $(23)[2] | $20[3] |

[1] Includes an operating gain of $3 million related to a litigation settlement at CMS Viron.

[2] Includes an operating loss of $2 million ($1 million net of tax) at Exeter, whose assets and liabilities were reclassified as held for sale in 2009.

Also includes disposal-related losses of $10 million in additional tax expense resulting from an IRS audit adjustment related to a 2003 asset sale, a $6 million ($4 million net of tax) loss for the write down of CMS Energy's investment in Exeter, a $5 million ($3 million net of tax) loss for the increase in a liability for a 2007 asset sale, and a $5 million ($3 million net of tax) loss on the settlement of a 2002 asset sale indemnity.

[3] Includes an operating loss of $11 million ($7 million net of tax) at Exeter and a loss of $3 million ($2 million net of tax) related to a litigation settlement at CMS Viron.

Also includes a gain for the expiration of an indemnity obligation related to a 2007 asset sale. CMS Energy provided an indemnity to TAQA in connection with the sale of its ownership interests in businesses in the Middle East, Africa, and India, and recorded a $50 million provision for the contingent liability. This indemnity expired in 2009 and CMS Energy eliminated the liability from its consolidated balance sheets, recognizing a $45 million benefit ($28 million net of tax) to income (loss) from discontinued operations and a $5 million benefit to gain on asset sales, net.

Discontinued operations include a provision for closing costs and a portion of CMS Energy's parent company interest expense. The amount of interest expense allocated by CMS Energy was less than $1 million in each of 2011, 2010, and 2009. CMS Energy allocates its interest expense by applying its total interest expense to the net carrying amount of the asset sold divided by CMS Energy's total capitalization.

During the fourth quarter of 2009, CMS Energy's management committed to a plan to sell its interest in Exeter and initiated an active program to locate potential buyers. CMS Energy completed the sale of this business in January 2011. Presented in the following table are the major classes of assets and liabilities of Exeter classified as held for sale on CMS Energy's consolidated balance sheet at December 31, 2010:

| Year Ended December 31 | 2010 |
|---|---|
| | In Millions |
| Assets | |
| Current Assets: | |
| Cash | $1 |
| Accounts receivable, net | 1 |
| Non-current Assets: | |
| Plant, property, and equipment, net | 3 |
| Other | 1 |
| Total assets | $6 |
| Liabilities: | |
| Current Liabilities | $1 |
| Total liabilities | $1 |

## IMPAIRMENT CHARGES

In 2010, CMS Energy wrote down its investment in Exeter from its carrying amount of $11 million to Exeter's fair value of $5 million. This valuation was based on the price that CMS Energy received for the sale of Exeter, which closed in January 2011. The impairment resulted in a loss of $6 million, which was recorded in earnings as part of discontinued operations for the year ended December 31, 2010.

In May 2010, Consumers announced plans to defer the development of its proposed 830-MW coal-fueled plant at its Karn/Weadock generating complex. At that time, Consumers recorded a charge of $3 million to write off certain capitalized development costs because the costs were deemed not to have long-term value in connection with the potential future construction of the plant. The project's air permit, issued by the MDEQ in December 2009, was set to expire in August 2011 if construction of the coal plant had not commenced or if Consumers had not been granted an extension of the air permit. In December 2010, Consumers determined that it would not begin construction before August 2011 as a means of preserving the air permit. As a result, the likelihood that the plant would be constructed had diminished significantly. In December 2010, in accordance with accounting standards governing impairment of plant costs for regulated utilities, Consumers recorded an additional charge of $19 million to write off the remaining previously capitalized development costs associated with the proposed plant. The total charge of $22 million was recorded in other operating expenses for the year ended December 31, 2010. In December 2011, Consumers announced the cancellation of the proposed plant.

CMS Energy and Consumers recorded no other impairments of long-lived assets for the years ended December 31, 2011, 2010, and 2009.

## 21: REPORTABLE SEGMENTS

Reportable segments consist of business units defined by the products and services they offer. CMS Energy and Consumers evaluate the performance of each segment based on its contribution to net income available to CMS Energy's common stockholders. The reportable segments for CMS Energy and Consumers are:

CMS Energy:

- electric utility, consisting of regulated activities associated with the generation and distribution of electricity in Michigan;
- gas utility, consisting of regulated activities associated with the transportation, storage, and distribution of natural gas in Michigan;
- enterprises, consisting of various subsidiaries engaging primarily in domestic independent power production; and
- other, including EnerBank, corporate interest and other expenses, and discontinued operations.

Consumers:

- electric utility, consisting of regulated activities associated with the generation and distribution of electricity in Michigan;
- gas utility, consisting of regulated activities associated with the transportation, storage, and distribution of natural gas in Michigan; and
- other, including a consolidated special-purpose entity for the sale of accounts receivable.

Accounting policies for CMS Energy's and Consumers' segments are as described in Note 1, Significant Accounting Policies. The consolidated financial statements reflect the assets, liabilities, revenues, and expenses of the individual segments when appropriate. Accounts are allocated among the segments when common accounts are attributable to more than one segment. The allocations are based on certain measures of business activities, such as revenue, labor dollars, customers, other operation and maintenance expense, construction expense, leased property, taxes, or functional surveys. For example, customer receivables are allocated based on revenue, and pension provisions are allocated based on labor dollars.

Inter-segment sales and transfers are accounted for at current market prices and are eliminated in consolidated net income available to common stockholders by segment.

Presented in the following tables is financial information by reportable segment:

| Years Ended December 31 | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | In Millions | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | |
| Operating Revenue: | | | |
| Electric utility | $3,913 | $3,802 | $3,407 |
| Gas utility | 2,340 | 2,354 | 2,556 |
| Enterprises | 204 | 238 | 216 |
| Other | 46 | 38 | 26 |
| Total Operating Revenue — CMS Energy | $6,503 | $6,432 | $6,205 |
| **CONSUMERS** | | | |
| Operating Revenue: | | | |
| Electric utility | $3,913 | $3,802 | $3,407 |
| Gas utility | 2,340 | 2,354 | 2,556 |
| Total Operating Revenue — Consumers | $6,253 | $6,156 | $5,963 |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | |
| Depreciation and Amortization: | | | |
| Electric utility | $ 412 | $ 450 | $ 441 |
| Gas utility | 130 | 122 | 118 |
| Enterprises | 3 | 3 | 10 |
| Other | 1 | 1 | 1 |
| Total Depreciation and Amortization — CMS Energy | $ 546 | $ 576 | $ 570 |
| **CONSUMERS** | | | |
| Depreciation and Amortization: | | | |
| Electric utility | $ 412 | $ 450 | $ 441 |
| Gas utility | 130 | 122 | 118 |
| Total Depreciation and Amortization — Consumers | $ 542 | $ 572 | $ 559 |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | |
| Income (Loss) from Equity Method Investees[1] | | | |
| Enterprises | $ 9 | $ 11 | $ (2) |
| Total Income (Loss) from Equity Method Investees — CMS Energy | $ 9 | $ 11 | $ (2) |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | |
| Interest Charges: | | | |
| Electric utility | $ 192 | $ 202 | $ 225 |
| Gas utility | 71 | 73 | 66 |
| Enterprises | — | — | 5 |
| Other | 152 | 156 | 139 |
| Total Interest Charges — CMS Energy | $ 415 | $ 431 | $ 435 |
| **CONSUMERS** | | | |
| Interest Charges: | | | |
| Electric utility | $ 192 | $ 202 | $ 225 |
| Gas utility | 71 | 73 | 66 |
| Other | 2 | 2 | 1 |
| Total Interest Charges — Consumers | $ 265 | $ 277 | $ 292 |

| Years Ended December 31 | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | In Millions | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | |
| Income Tax Expense (Benefit): | | | |
| Electric utility | $ 190 | $ 187 | $ 107 |
| Gas utility | 77 | 67 | 56 |
| Enterprises | (24) | 14 | 4 |
| Other | (52) | (44) | (52) |
| Total Income Tax Expense — CMS Energy | $ 191 | $ 224 | $ 115 |
| **CONSUMERS** | | | |
| Income Tax Expense: | | | |
| Electric utility | $ 190 | $ 187 | $ 107 |
| Gas utility | 77 | 67 | 56 |
| Total Income Tax Expense — Consumers | $ 267 | $ 254 | $ 163 |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | |
| Net Income (Loss) Available to Common Stockholders: | | | |
| Electric utility | $ 333 | $ 303 | $ 194 |
| Gas utility | 130 | 127 | 96 |
| Enterprises | 32 | 36 | (7) |
| Discontinued operations | 2 | (23) | 20 |
| Other | (82) | (119) | (85) |
| Total Net Income Available to Common Stockholders — CMS Energy | $ 415 | $ 324 | $ 218 |
| **CONSUMERS** | | | |
| Net Income Available to Common Stockholder: | | | |
| Electric utility | $ 333 | $ 303 | $ 194 |
| Gas utility | 130 | 127 | 96 |
| Other | 2 | 2 | 1 |
| Total Net Income Available to Common Stockholder — Consumers | $ 465 | $ 432 | $ 291 |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | |
| Plant, Property, and Equipment, Gross: | | | |
| Electric utility | $10,400 | $ 9,944 | $ 9,525 |
| Gas utility | 4,206 | 4,063 | 3,812 |
| Enterprises | 109 | 102 | 345 |
| Other | 36 | 36 | 34 |
| Total Plant, Property, and Equipment — CMS Energy | $14,751 | $14,145 | $13,716 |
| **CONSUMERS** | | | |
| Plant, Property, and Equipment, Gross: | | | |
| Electric utility | $10,400 | $ 9,944 | $ 9,525 |
| Gas utility | 4,206 | 4,063 | 3,812 |
| Other | 15 | 15 | 15 |
| Total Plant, Property, and Equipment — Consumers | $14,621 | $14,022 | $13,352 |

CMS Energy Corporation
Consumers Energy Company

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

| Years Ended December 31 | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | In Millions | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | |
| Investments in Equity Method Investees[1]: | | | |
| Enterprises | $ 49 | $ 48 | $ 3 |
| Other | 1 | 1 | 6 |
| Total Investments in Equity Method Investees — CMS Energy | $ 50 | $ 49 | $ 9 |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | |
| Total Assets: | | | |
| Electric utility[2] | $ 9,938 | $ 9,321 | $ 9,157 |
| Gas utility[2] | 4,956 | 4,614 | 4,594 |
| Enterprises | 242 | 191 | 303 |
| Other | 1,316 | 1,490 | 1,202 |
| Total Assets — CMS Energy | $16,452 | $15,616 | $15,256 |
| **CONSUMERS** | | | |
| Total Assets: | | | |
| Electric utility[2] | $ 9,938 | $ 9,321 | $ 9,157 |
| Gas utility[2] | 4,956 | 4,614 | 4,594 |
| Other | 768 | 904 | 871 |
| Total Assets — Consumers | $15,662 | $14,839 | $14,622 |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | |
| Capital Expenditures[3]: | | | |
| Electric utility | $ 661 | $ 642 | $ 557 |
| Gas utility | 261 | 235 | 270 |
| Enterprises | 5 | 4 | 7 |
| Other | 1 | 2 | — |
| Total Capital Expenditures — CMS Energy | $ 928 | $ 883 | $ 834 |
| **CONSUMERS** | | | |
| Capital Expenditures[3]: | | | |
| Electric utility | $ 661 | $ 642 | $ 557 |
| Gas utility | 261 | 235 | 270 |
| Total Capital Expenditures — Consumers | $ 922 | $ 877 | $ 827 |

[1] Consumers had no material equity method investments.

[2] Amounts include a portion of Consumers' other common assets attributable to both the electric and gas utility businesses.

[3] Amounts include purchase of capital lease additions. Amounts also include a portion of Consumers' capital expenditures for plant and equipment attributable to both the electric and gas utility businesses.

CMS Energy and Consumers had no international operating revenues or operating income for each of the years ended December 31, 2011, 2010, and 2009. CMS Energy had international assets of $1 million at December 31, 2011 and $3 million at December 31, 2010 and 2009. Consumers had no international assets for any of the years presented.

## 22: QUARTERLY FINANCIAL AND COMMON STOCK INFORMATION (UNAUDITED)

| Quarters Ended | 2011 | | | |
|---|---|---|---|---|
| | March 31 | June 30 | Sept. 30 | Dec. 31 |
| | In Millions, Except Per Share Amounts and Stock Prices | | | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | | |
| Operating Revenue | $2,055 | $1,364 | $1,464 | $1,620 |
| Operating Income | 306 | 207 | 316 | 174 |
| Income From Continuing Operations | 133 | 101 | 140 | 41 |
| Income From Discontinued Operations | 2 | — | — | — |
| Net Income | 135 | 101 | 140 | 41 |
| Income Attributable to Noncontrolling Interests | — | 1 | 1 | — |
| Net Income Attributable to CMS Energy | 135 | 100 | 139 | 41 |
| Net income Available to Common Stockholders | 135 | 100 | 139 | 41 |
| Earnings From Continuing Operations Per Average Common Share — Basic[1] | 0.53 | 0.40 | 0.55 | 0.16 |
| Earnings From Continuing Operations Per Average Common Share — Diluted[1] | 0.51 | 0.38 | 0.53 | 0.15 |
| Basic Earnings Per Average Common Share[1] | 0.54 | 0.40 | 0.55 | 0.16 |
| Diluted Earnings Per Average Common Share[1] | 0.52 | 0.38 | 0.53 | 0.15 |
| Common stock prices[2] | | | | |
| High | 19.78 | 20.39 | 20.47 | 22.35 |
| Low | 18.60 | 18.90 | 17.16 | 19.18 |
| **CONSUMERS** | | | | |
| Operating Revenue | $1,988 | $1,303 | $1,397 | $1,565 |
| Operating Income | 300 | 207 | 305 | 173 |
| Net Income | 153 | 92 | 155 | 67 |
| Preferred Stock Dividends | — | 1 | 1 | — |
| Net Income Available to Common Stockholder | 153 | 91 | 154 | 67 |

| Quarters Ended | 2010 | | | |
|---|---|---|---|---|
| | March 31 | June 30 | Sept. 30 | Dec. 31 |
| | In Millions, Except Per Share Amounts and Stock Prices | | | |
| **CMS ENERGY, INCLUDING CONSUMERS** | | | | |
| Operating Revenue | $1,967 | $1,340 | $1,443 | $1,682 |
| Operating Income | 239 | 262 | 319 | 158 |
| Income From Continuing Operations | 89 | 100 | 146 | 31 |
| Loss From Discontinued Operations | (1) | (16) | — | (6) |
| Net Income | 88 | 84 | 146 | 25 |
| Income Attributable to Noncontrolling Interests | — | 2 | 1 | — |
| Net Income Attributable to CMS Energy | 88 | 82 | 145 | 25 |
| Charge for Deferred Issuance Cost on Preferred Stock | — | — | 8 | — |
| Preferred Stock Dividends | 3 | 2 | 3 | — |
| Net Income Available to Common Stockholders | 85 | 80 | 134 | 25 |
| Earnings From Continuing Operations Per Average Common Share — Basic[1] | 0.38 | 0.42 | 0.58 | 0.13 |
| Earnings From Continuing Operations Per Average Common Share — Diluted[1] | 0.35 | 0.39 | 0.53 | 0.11 |
| Basic Earnings Per Average Common Share[1] | 0.37 | 0.35 | 0.58 | 0.11 |
| Diluted Earnings Per Average Common Share[1] | 0.34 | 0.32 | 0.53 | 0.09 |
| Common stock prices[2] | | | | |
| High | 15.90 | 16.55 | 18.15 | 19.16 |
| Low | 14.57 | 14.26 | 14.68 | 17.72 |
| **CONSUMERS** | | | | |
| Operating Revenue | $1,890 | $1,276 | $1,370 | $1,620 |
| Operating Income | 224 | 207 | 304 | 191 |
| Net Income | 107 | 88 | 160 | 79 |
| Preferred Stock Dividends | — | 1 | 1 | — |
| Net Income Available to Common Stockholder | 107 | 87 | 159 | 79 |

[1] The sum of the quarters may not equal annual EPS due to changes in the number of shares outstanding.

[2] Based on New York Stock Exchange composite transactions.

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
CMS Energy Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows, and of changes in equity present fairly, in all material respects, the financial position of CMS Energy Corporation and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the index appearing under Item 15(a)(2) present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedules, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/PricewaterhouseCoopers LLP

Detroit, Michigan
February 23, 2012

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Consumers Energy Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows, and of changes in equity present fairly, in all material respects, the financial position of Consumers Energy Company and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and the financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/PricewaterhouseCoopers LLP

Detroit, Michigan
February 23, 2012

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## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

### CMS Energy

**Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures:** Under the supervision and with the participation of management, including its CEO and CFO, CMS Energy conducted an evaluation of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on such evaluation, CMS Energy's CEO and CFO have concluded that its disclosure controls and procedures were effective as of December 31, 2011.

**Management's Annual Report on Internal Control Over Financial Reporting:** CMS Energy's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). CMS Energy's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of CMS Energy;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of CMS Energy are being made only in accordance with authorizations of management and directors of CMS Energy; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of CMS Energy's assets that could have a material effect on its financial statements.

Management, including its CEO and CFO, does not expect that its internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. In addition, any evaluation of the effectiveness of controls is subject to risks that those internal controls may become inadequate in future periods because of changes in business conditions, or that the degree of compliance with the policies or procedures deteriorates.

Under the supervision and with the participation of management, including its CEO and CFO, CMS Energy conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2011. In making this evaluation, management used the criteria set forth in the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, CMS Energy's management concluded that its internal control over financial reporting was effective as of December 31, 2011. The effectiveness of CMS Energy's internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears under Item 8. Financial Statements and Supplementary Data.

**Changes in Internal Control over Financial Reporting:** There have been no changes in CMS Energy's internal control over financial reporting during the most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

### Consumers

**Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures:** Under the supervision and with the participation of management, including its CEO and CFO, Consumers conducted an evaluation of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the

Exchange Act). Based on such evaluation, Consumers' CEO and CFO have concluded that its disclosure controls and procedures were effective as of December 31, 2011.

**Management's Annual Report on Internal Control Over Financial Reporting:** Consumers' management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Consumers' internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Consumers;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Consumers are being made only in accordance with authorizations of management and directors of Consumers; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Consumers' assets that could have a material effect on its financial statements.

Management, including its CEO and CFO, does not expect that its internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. In addition, any evaluation of the effectiveness of controls is subject to risks that those internal controls may become inadequate in future periods because of changes in business conditions, or that the degree of compliance with the policies or procedures deteriorates.

Under the supervision and with the participation of management, including its CEO and CFO, Consumers conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2011. In making this evaluation, management used the criteria set forth in the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, Consumers' management concluded that its internal control over financial reporting was effective as of December 31, 2011. The effectiveness of Consumers' internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears under Item 8. Financial Statements and Supplementary Data.

**Changes in Internal Control over Financial Reporting:** There have been no changes in Consumers' internal control over financial reporting during the most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

## ITEM 9B. OTHER INFORMATION

None.

PART III

# ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

## CMS Energy

Information that is required in Item 10 regarding executive officers is included in the Item 1. Business, CMS Energy Executive Officers section, which is incorporated by reference herein.

Information that is required in Item 10 regarding directors, executive officers, and corporate governance is included in CMS Energy's definitive proxy statement, which is incorporated by reference herein.

### CODE OF ETHICS

CMS Energy adopted a code of ethics that applies to its CEO, CFO, and CAO, as well as all other officers and employees of CMS Energy and its affiliates, including Consumers. This code of ethics, entitled "Code of Conduct and Guide to Ethical Business Behavior 2010," is posted on CMS Energy's website at www.cmsenergy.com, under "Compliance and Ethics." CMS Energy's Code of Conduct and Guide to Ethical Business Behavior 2010 is administered by the Chief Compliance Officer of CMS Energy, who reports directly to the Audit Committee of the Board of Directors of CMS Energy. Any amendment to, or waiver of, a provision of CMS Energy's code of ethics that applies to CMS Energy's CEO, CFO, CAO, or persons performing similar functions will be disclosed on CMS Energy's website at www.cmsenergy.com under "Compliance and Ethics."

CMS Energy has also adopted a code of conduct that applies to its directors, entitled "Board of Directors Code of Conduct." This Board of Directors Code of Conduct can also be found on CMS Energy's website at www.cmsenergy.com, under "Compliance and Ethics." CMS Energy's Board of Directors Code of Conduct is administered by the Audit Committee of the Board of Directors of CMS Energy. Any alleged violation of this Board of Directors Code of Conduct by a director will be investigated by disinterested members of the Audit Committee of the Board of Directors of CMS Energy, or if none, by disinterested members of the entire Board of Directors of CMS Energy.

## Consumers

Information that is required in Item 10 regarding executive officers is included in the Item 1. Business, Consumers Executive Officers section, which is incorporated by reference herein.

Information that is required in Item 10 regarding Consumers' directors, executive officers, and corporate governance is included in CMS Energy's definitive proxy statement, which is incorporated by reference herein.

### CODE OF ETHICS

Consumers adopted a code of ethics that applies to its CEO, CFO, and CAO, as well as all other officers and employees of Consumers and its affiliates. This code of ethics, entitled "Code of Conduct and Guide to Ethical Business Behavior 2010," is posted on Consumers' website at www.consumersenergy.com, under "Our Company," "Compliance and Ethics." Consumers' Code of Conduct and Guide to Ethical Business Behavior 2010 is administered by the Chief Compliance Officer of Consumers, who reports directly to the Audit Committee of the Board of Directors of Consumers. Any amendment to, or waiver of, a provision of Consumers' code of ethics that applies to Consumers' CEO, CFO, CAO, or persons performing similar functions will be disclosed on Consumers' website at www.consumersenergy.com under "Our Company," "Compliance and Ethics."

Consumers has also adopted a code of conduct that applies to its directors, entitled "Board of Directors Code of Conduct." This Board of Directors Code of Conduct can also be found on Consumers' website at www.consumersenergy.com, under "Our Company," "Compliance and Ethics." Consumers' Board of Directors Code of Conduct is administered by the Audit Committee of the Board of Directors of Consumers. Any alleged violation of this Board of Directors Code of Conduct by a director will be investigated by disinterested members of the Audit Committee of the Board of Directors of Consumers, or if none, by disinterested members of the entire Board of Directors of Consumers.

## ITEM 11. EXECUTIVE COMPENSATION

Information that is required in Item 11 regarding executive compensation of CMS Energy's and Consumers' executive officers is included in CMS Energy's definitive proxy statement, which is incorporated by reference herein.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information that is required in Item 12 regarding securities authorized for issuance under equity compensation plans and security ownership of certain beneficial owners and management of CMS Energy and Consumers is included in CMS Energy's definitive proxy statement, which is incorporated by reference herein.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information that is required in Item 13 regarding certain relationships and related transactions, and director independence regarding CMS Energy and Consumers is included in CMS Energy's definitive proxy statement, which is incorporated by reference herein.

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information that is required in Item 14 regarding principal accountant fees and services relating to CMS Energy and Consumers is included in CMS Energy's definitive proxy statement, which is incorporated by reference herein.

## PART IV

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements and Reports of Independent Public Accountants for CMS Energy and Consumers are included in Item 8. Financial Statements and Supplementary Data and are incorporated by reference herein.

(a)(2) Index to Financial Statement Schedules.


| | | Page |
|---|---|---|
| Schedule I | Condensed Financial Information of Registrant CMS Energy – Parent Company | |
| | Condensed Statements of Income | 184 |
| | Condensed Statements of Cash Flows | 185 |
| | Condensed Balance Sheets | 186 |
| | Notes to the Condensed Financial Statements | 188 |
| Schedule II | Valuation and Qualifying Accounts and Reserves | |
| | CMS Energy | 189 |
| | Consumers | 189 |
| Report of Independent Registered Public Accounting Firm | | |
| | CMS Energy | 170 |
| | Consumers | 171 |


Schedules other than those listed above are omitted because they are either not required, not applicable, or the required information is shown in the financial statements or notes thereto. Columns omitted from schedules filed have been omitted because the information is not applicable.

(a)(3) Exhibits for CMS Energy and Consumers are listed after Item 15(b) below and are incorporated by reference herein.

(b) Exhibits, including those incorporated by reference.

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## CMS ENERGY'S AND CONSUMERS' EXHIBITS

The agreements included as exhibits to this Form 10-K filing are included solely to provide information regarding the terms of the agreements and are not intended to provide any other factual or disclosure information about CMS Energy, Consumers, or other parties to the agreements. The agreements may contain representations and warranties made by each of the parties to each of the agreements that were made exclusively for the benefit of the parties involved in each of the agreements and should not be treated as statements of fact. The representations and warranties were made as a way to allocate risk if one or more of those statements prove to be incorrect. The statements were qualified by disclosures to the parties to each of the agreements and may not be reflected in each of the agreements. The agreements may apply standards of materiality that are different than standards applied to other investors. Additionally, the statements were made as of the date of the agreements or as specified in the agreements and have not been updated.

The representations and warranties may not describe the actual state of affairs of the parties to each agreement. Additional information about CMS Energy and Consumers may be found in this filing, at www.cmsenergy.com, at www.consumersenergy.com, and through the SEC's website at www.sec.gov.

| | Previously Filed | | | |
|---|---|---|---|---|
| Exhibits | With File Number | As Exhibit Number | | Description |
| 3.1 | 1-9513 | (3)(a)[1] | — | Restated Articles of Incorporation of CMS Energy, effective June 1, 2004, as amended May 22, 2009 (2nd qtr. 2009 Form 10-Q) |
| 3.2 | 1-9513 | 3.1[1] | — | CMS Energy Corporation Bylaws, amended and restated as of January 27, 2011 (Form 8-K filed February 1, 2011) |
| 3.3 | 1-5611 | 3(c) | — | Restated Articles of Incorporation of Consumers effective June 7, 2000 (2000 Form 10-K) |
| 3.4 | 1-5611 | 3.2 | — | Consumers Energy Company Bylaws, amended and restated as of January 27, 2011 (Form 8-K filed February 1, 2011) |
| 4.1 | 2-65973 | (b)(1) -4 | — | Indenture dated as of September 1, 1945 between Consumers and Chemical Bank (successor to Manufacturers Hanover Trust Company), as Trustee, including therein indentures supplemental thereto through the Forty-third Supplemental Indenture dated as of May 1, 1979 (Form S-16 filed November 13, 1979) |
| | | | | Indentures Supplemental thereto: |
| 4.1.a | 1-5611 | (4)(a) | — | 71st dated as of 3/06/98 (1997 Form 10-K) |
| 4.1.b | 1-5611 | (4)(d) | — | 90th dated as of 4/30/03 (1st qtr. 2003 Form 10-Q) |
| 4.1.c | 1-5611 | (4)(b) | — | 92nd dated as of 8/26/03 (3rd qtr. 2003 Form 10-Q) |
| 4.1.d | 1-5611 | (4)(a) | — | 96th dated as of 8/17/04 (Form 8-K filed August 20, 2004) |
| 4.1.e | 1-5611 | 4.4 | — | 98th dated as of 12/13/04 (Form 8-K filed December 13, 2004) |
| 4.1.f | 1-5611 | (4)(a)(i) | — | 99th dated as of 1/20/05 (2004 Form 10-K) |
| 4.1.g | 1-5611 | 4.2 | — | 100th dated as of 3/24/05 (Form 8-K filed March 30, 2005) |
| 4.1.h | 1-5611 | 4.2 | — | 104th dated as of 8/11/05 (Form 8-K filed August 11, 2005) |
| 4.1.i | 1-5611 | 4.1 | — | 108th dated as of 3/14/08 (Form 8-K filed March 14, 2008) |
| 4.1.j | 1-5611 | 4.1 | — | 109th dated as of 9/11/08 (Form 8-K filed September 16, 2008) |
| 4.1.k | 1-5611 | 4.1 | — | 110th dated as of 9/12/08 (Form 8-K filed September 12, 2008) |
| 4.1.l | 1-5611 | 4.1 | — | 111th dated as of 3/6/09 (Form 8-K filed March 6, 2009) |
| 4.1.m | 1-5611 | 4.1 | — | 112th dated as of 9/1/10 (Form 8-K filed September 7, 2010) |
| 4.1.n | 1-5611 | 4.1 | — | 113th dated as of 10/15/10 (Form 8-K filed October 20, 2010) |
| 4.1.o | 1-5611 | 4.1 | — | 114th dated as of 3/31/11 (Form 8-K filed April 6, 2011) |

| Exhibits | Previously Filed With File Number | As Exhibit Number | | Description |
|---|---|---|---|---|
| 4.1.p | 333-174906-01 | 4.16.18 | — | 115th dated as of 5/4/11 (Form S-3ASR filed June 15, 2011) |
| 4.1.q | 1-5611 | 4.1 | — | 116th dated as of 9/1/11 (3rd qtr. 2011 Form 10-Q) |
| 4.2 | 1-5611 | (4)(b) | — | Indenture dated as of January 1, 1996 between Consumers and The Bank of New York Mellon, as Trustee (1995 Form 10-K) |
| 4.3 | 1-5611 | (4)(c) | — | Indenture dated as of February 1, 1998 between Consumers and The Bank of New York Mellon (formerly The Chase Manhattan Bank), as Trustee (1997 Form 10-K) |
| 4.4 | 33-47629 | (4)(a)[1] | — | Indenture dated as of September 15, 1992 between CMS Energy and NBD Bank, as Trustee (Form S-3 filed May 1, 1992) |
| | | | | Indentures Supplemental thereto: |
| 4.4.a | 1-9513 | 4.2[1] | — | 17th dated as of 12/13/04 (Form 8-K filed December 13, 2004) |
| 4.4.b | 1-9513 | 4.2[1] | — | 19th dated as of 12/13/05 (Form 8-K filed December 15, 2005) |
| 4.4.c | 1-9513 | 4.2[1] | — | 20th dated as of 7/3/07 (Form 8-K filed July 5, 2007) |
| 4.4.d | 1-9513 | 4.3[1] | — | 21st dated as of 7/3/07 (Form 8-K filed July 5, 2007) |
| 4.4.e | 1-9513 | 4.1[1] | — | 22nd dated as of 6/15/09 (Form 8-K filed June 15, 2009) |
| 4.4.f | 1-9513 | 4.3[1] | — | 23rd dated as of 6/15/09 (Form 8-K filed June 15, 2009) |
| 4.4.g | 1-9513 | 4.1[1] | — | 24th dated as of 1/14/10 (Form 8-K filed January 14, 2010) |
| 4.4.h | 1-9513 | 4.1[1] | — | 25th dated as of 9/23/10 (Form 8-K filed September 23, 2010) |
| 4.4.i | 1-9513 | 4.1[1] | — | 26th dated as of 11/19/10 (Form 8-K filed November 19, 2010) |
| 4.4.j | 1-9513 | 4.1[1] | — | 27th dated as of 5/12/11 (Form 8-K filed May 12, 2011) |
| 4.5 | 1-9513 | (4a)[1] | — | Indenture dated as of June 1, 1997 between CMS Energy Corporation and The Bank of New York Mellon, as Trustee (Form 8-K filed July 1, 1997) |
| | | | | Indentures Supplemental thereto: |
| 4.5.a | 1-9513 | (4)(b)[1] | — | 1st dated as of 6/20/97 (Form 8-K filed July 1, 1997) |
| 10.1 | 1-9513 | (10)(g) | — | 2004 Form of Executive Severance Agreement (3rd qtr. 2009 Form 10-Q) |
| 10.2 | 1-9513 | (10)(h) | — | 2004 Form of Officer Severance Agreement (3rd qtr. 2009 Form 10-Q) |
| 10.3 | 1-9513 | 10.1 | — | CMS Energy's Performance Incentive Stock Plan, effective February 3, 1988, amended and restated, effective August 1, 2010 (2nd qtr. 2010 Form 10-Q) |
| 10.4 | 1-9513 | (10)(i) | — | CMS Deferred Salary Savings Plan effective December 1, 1989 and as further amended effective December 1, 2007 (2007 Form 10-K) |
| 10.5 | 1-9513 | (10)(l) | — | Amendment to the Deferred Salary Savings Plan dated December 21, 2008 (2008 Form 10-K) |
| 10.6 | 1-9513 | 10.6 | — | Supplemental Executive Retirement Plan for Employees of CMS Energy/Consumers Energy Company effective on January 1, 1982 and as amended effective April 1, 2011 (1st qtr. 2011 Form 10-Q) |
| 10.7 | 1-9513 | 10.5 | — | Defined Contribution Supplemental Executive Retirement Plan effective April 1, 2006 and as amended effective April 1, 2011 (1st qtr. 2011 Form 10-Q) |
| 10.8 | 1-9513 | (10)(t) | — | 2009 Form of Officer Separation Agreement (2008 Form 10-K) |
| 10.9 | 1-9513 | (10)(v)[1] | — | Amended and Restated Investor Partner Tax Indemnification Agreement dated as of June 1, 1990 among Investor Partners, CMS Midland as Indemnitor and CMS Energy as Guarantor (1990 Form 10-K) |

| Exhibits | Previously Filed With File Number | As Exhibit Number | | Description |
|---|---|---|---|---|
| 10.10 | 1-9513 | (10)(y)[1] | — | Environmental Agreement dated as of June 1, 1990 made by CMS Energy to The Connecticut National Bank and Others (1990 Form 10-K) |
| 10.11 | 1-5611 | (10)(y) | — | Unwind Agreement dated as of December 10, 1991 by and among CMS Energy, Midland Group, Ltd., Consumers, CMS Midland, Inc., MEC Development Corp. and CMS Midland Holdings Company (1991 Form 10-K) |
| 10.12 | 1-9513 | (10)(aa)[1] | — | Parent Guaranty dated as of June 14, 1990 from CMS Energy to MCV, each of the Owner Trustees, the Indenture Trustees, the Owner Participants and the Initial Purchasers of Senior Bonds in the MCV Sale Leaseback transaction, and MEC Development (1991 Form 10-K) |
| 10.13 | 1-5611 | (10)(i) | — | Asset Sale Agreement dated as of July 11, 2006 by and among Consumers Energy Company as Seller and Entergy Nuclear Palisades, LLC as Buyer (3rd qtr. 2009 Form 10-Q) |
| 10.14 | 1-5611 | (10)(j) | — | Palisades Nuclear Power Plant Power Purchase Agreement dated as of July 11, 2006 between Entergy Nuclear Palisades, LLC and Consumers Energy Company (3rd qtr. 2009 Form 10-Q) |
| 10.15 | 1-9513 | (10)(k)[1] | — | Agreement of Purchase and Sale, by and between CMS Enterprises Company and Abu Dhabi National Energy Company PJSC dated as of February 3, 2007 (3rd qtr. 2009 Form 10-Q) |
| 10.16 | 1-9513 | (10)(a)[1] | — | Form of Indemnification Agreement between CMS Energy Corporation and its Directors, effective as of November 1, 2007 (3rd qtr. 2007 Form 10-Q) |
| 10.17 | 1-5611 | (10)(b) | — | Form of Indemnification Agreement between Consumers Energy Company and its Directors, effective as of November 1, 2007 (3rd qtr. 2007 Form 10-Q) |
| 10.18 | 1-5611 | 10.3 | — | Amended and Restated Letter of Credit Reimbursement Agreement between Consumers and U.S. Bank National Association, dated as of September 21, 2010 (3rd qtr. 2010 Form 10-Q) |
| 10.19 | 1-5611 | 10.1 | — | $150,000,000 Second Amended and Restated Revolving Credit Agreement dated as of August 11, 2010 among Consumers Energy Company, the Banks, Agent, Co-Syndication Agents, and Documentation Agent all as defined therein (Form 8-K filed August 16, 2010) |
| 10.20 | 1-5611 | (10)(t) | — | Settlement Agreement and Amended and Restated Power Purchase Agreement between Consumers Energy Company and Midland Cogeneration Venture Limited Partnership (3rd qtr. 2009 Form 10-Q) |
| 10.21 | 1-5611 | 10.4 | — | 1st Amendment to the Amended and Restated Power Purchase Agreement between Consumers and MCV Partnership, dated as of March 1, 2010 (3rd qtr. 2010 Form 10-Q) |
| 10.22 | 1-5611 | 10.34 | — | Amended and Restated Receivables Purchase Agreement dated as of November 23, 2010 among Consumers Receivables Funding II, LLC, Consumers Energy Company, The Conduits from time to time party thereto, The Financial Institutions from time to time party thereto, The Managing Agents from time to time party thereto, and JPMorgan Chase Bank, NA, as Administrative Agent (2010 Form 10-K) |
| 10.23 | 1-5611 | 10.1 | — | Amendment No. 1 to Amended and Restated Receivables Purchase Agreement dated as of November 18, 2011(Form 8-K filed November 25, 2011) |
| 10.24 | | | — | Amendment No. 2 to Amended and Restated Receivables Purchase Agreement dated as of December 15, 2011 |
| 10.25 | 1-5611 | (10)(v) | — | Receivables Sale Agreement, dated as of May 22, 2003, between Consumers Energy Company, as Originator and Consumers Receivables Funding II, LLC, as Buyer, as amended by Amendment No. 1 dated as of May 20, 2004 and as amended by Amendment No. 2 dated as of August 15, 2006 (3rd qtr. 2009 Form 10-Q) |

| Exhibits | Previously Filed With File Number | Previously Filed As Exhibit Number | | Description |
|---|---|---|---|---|
| 10.26 | 1-5611 | (10)(rr) | — | Amendment No. 3 to the Receivables Sale Agreement dated as of September 3, 2009 (2009 Form 10-K) |
| 10.27 | 1-5611 | (10)(ss) | — | Amendment No. 4 to the Receivables Sale Agreement dated as of February 12, 2010 (2009 Form 10-K) |
| 10.28 | 1-5611 | (10)(b) | — | Amendment No. 5 to the Receivables Sale Agreement, dated as of March 17, 2010 (1st qtr. 2010 Form 10-Q) |
| 10.29 | 1-5611 | (10)(d) | — | Amendment No. 6 to the Receivables Sale Agreement, dated as of April 20, 2010 (1st qtr. 2010 Form 10-Q) |
| 10.30 | 1-5611 | 10.40 | — | Amendment No. 7 to the Receivables Sale Agreement dated as of November 23, 2010 (2010 Form 10-K) |
| 10.31 | 1-9513 | 10.4 | — | CMS Incentive Compensation Plan for CMS Energy and its Subsidiaries, amended and restated effective as of January 1, 2011 (1st qtr. 2011 Form 10-Q) |
| 10.32 | 1-9513 | (10)(f) | — | Form of Change in Control Agreement as of March 2010 (1st qtr. 2010 Form 10-Q) |
| 10.33 | 1-9513 | (10)(g)[1] | — | Agreement between David W. Joos and CMS Energy Board of Directors (1st qtr. 2010 Form 10-Q) |
| 10.34 | 1-5611 | (10)(h) | — | Bond Purchase Agreement between Consumers and each of the Purchasers named therein, dated as of April 19, 2010 (1st qtr. 2010 Form 10-Q) |
| 10.35 | 1-5611 | 10.1 | — | Bond Purchase Agreement between Consumers and each of the Purchasers named therein, dated as of September 27, 2010 (Form 8-K filed September 30, 2010) |
| 10.36 | 1-9513 | 10.1[1] | — | $550 million Revolving Credit Agreement dated as of March 31, 2011 between CMS Energy Corporation, the Banks, as defined therein, and Barclays Bank PLC, as Agent (Form 8-K filed April 6, 2011) |
| 10.37 | 1-5611 | 10.2 | — | $500 million Revolving Credit Agreement dated as of March 31, 2011 among Consumers Energy Company, the Banks, as defined therein, and JPMorgan Chase Bank, N.A., as Agent (Form 8-K filed April 6, 2011) |
| 10.38 | 1-9513 | 10.3[1] | — | Pledge and Security Agreement dated as of March 31, 2011, made by CMS Energy Corporation to Barclays Bank PLC, as Administrative Agent for the Banks, as defined therein (Form 8-K filed April 6, 2011) |
| 10.39 | 1-5611 | 10.1 | — | Settlement Agreement between Consumers and United States to Resolve Claims Arising from Contract DE-CR01-83NE44374, entered into on July 11, 2011(2nd qtr. 2011 Form 10-Q) |
| 10.40 | 1-9513 | 10.1 | — | Consumers and other CMS Energy Companies Retired Executives Survivor Benefit Plan for Management/ Executive Employees, distributed July 1, 2011 (3rd qtr. 2011 Form 10-Q) |
| 10.41 | 1-9513 | 10.1[1] | — | $180,000,000 Term Loan Credit Agreement dated as of December 15, 2011 among CMS Energy Corporation, the financial institutions named therein and JPMorgan Chase Bank, N.A. as Agent (Form 8-K filed December 20, 2011) |
| 12.1 | | | — | Statement regarding computation of CMS Energy's Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends |
| 12.2 | | | — | Statement regarding computation of Consumers' Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends |
| 21.1 | | | — | Subsidiaries of CMS Energy and Consumers |
| 23.1 | | | — | Consent of PricewaterhouseCoopers LLP for CMS Energy |
| 23.2 | | | — | Consent of PricewaterhouseCoopers LLP for Consumers |
| 24.1 | | | — | Power of Attorney for CMS Energy |
| 24.2 | | | — | Power of Attorney for Consumers |
| 31.1 | | | — | CMS Energy's certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |

| Exhibits | Previously Filed With File Number | Previously Filed As Exhibit Number | | Description |
|---|---|---|---|---|
| 31.2 | | | — | CMS Energy's certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.3 | | | — | Consumers' certification of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.4 | | | — | Consumers' certification of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.1 | | | — | CMS Energy's certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 32.2 | | | — | Consumers' certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 99.1 | 333-177886 | 99.1[1] | — | CMS Energy Corporation Stock Purchase Plan, as amended and restated November 10, 2011 (Form S-3ASR filed November 10, 2011) |
| 101.INS[2] | | | — | XBRL Instance Document |
| 101.SCH[2] | | | — | XBRL Taxonomy Extension Schema |
| 101.CAL[2] | | | — | XBRL Taxonomy Extension Calculation Linkbase |
| 101.DEF[2] | | | — | XBRL Taxonomy Extension Definition Linkbase |
| 101.LAB[2] | | | — | XBRL Taxonomy Extension Labels Linkbase |
| 101.PRE[2] | | | — | XBRL Taxonomy Extension Presentation Linkbase |

1 Obligations of CMS Energy or its subsidiaries, but not of Consumers.

2 In accordance with Regulation S-T, the XBRL-related information in Exhibit 101 shall be deemed to be "furnished" and not "filed." The financial information contained in the XBRL-related information is "unaudited" and "unreviewed."

Exhibits listed above that have heretofore been filed with the SEC pursuant to various acts administered by the SEC, and which were designated as noted above, are hereby incorporated herein by reference and made a part hereof with the same effect as if filed herewith.

CMS ENERGY CORPORATION

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CMS Energy — Parent Company

Condensed Statements of Income

| Years Ended December 31 | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | In Millions | |
| **Operating Expenses** | | | |
| Other operating expenses | $ (9) | $ (6) | $ (10) |
| General taxes | 6 | — | — |
| Total operating expenses | (3) | (6) | (10) |
| **Operating Loss** | (3) | (6) | (10) |
| **Other Income (Expense)** | | | |
| Equity earnings of subsidiaries | 510 | 464 | 310 |
| Interest income | 1 | 1 | — |
| Other income (expense) | (5) | (8) | 12 |
| Total other income | 506 | 457 | 322 |
| **Interest Charges** | | | |
| Interest on long-term debt | 143 | 147 | 124 |
| Interest on preferred securities | — | — | 8 |
| Intercompany interest expense and other | 6 | 4 | 8 |
| Total interest charges | 149 | 151 | 140 |
| **Income Before Income Taxes** | 354 | 300 | 172 |
| **Income Tax Benefit** | (61) | (50) | (57) |
| **Income From Continuing Operations** | 415 | 350 | 229 |
| **Loss From Discontinued Operations** | — | (10) | — |
| **Net Income** | 415 | 340 | 229 |
| **Charge for Deferred Issuance Costs on Preferred Stock** | — | 8 | — |
| **Preferred Stock Dividends** | — | 8 | 11 |
| **Net Income Available to Common Stockholders** | $415 | $324 | $218 |

The accompanying condensed notes are an integral part of these statements.

CMS ENERGY CORPORATION

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CMS Energy — Parent Company

Condensed Statements of Cash Flows

| Years Ended December 31 | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | In Millions | |
| **Cash Flows from Operating Activities** | | | |
| Net income | $ 415 | $ 340 | $ 229 |
| Adjustments to reconcile net income to net cash provided by operating activities | | | |
| Equity earnings of subsidiaries | (510) | (464) | (310) |
| Dividends received from subsidiaries | 474 | 358 | 340 |
| Increase in accounts receivable | (1) | — | (2) |
| Increase (decrease) in accounts payable | — | (16) | 16 |
| Change in other assets and liabilities | (71) | 117 | 7 |
| Net cash provided by operating activities | 307 | 335 | 280 |
| **Cash Flows from Investing Activities** | | | |
| Investment in subsidiaries | (125) | (250) | (100) |
| Net cash used in investing activities | (125) | (250) | (100) |
| **Cash Flows from Financing Activities** | | | |
| Proceeds from issuance of senior notes | 375 | 800 | 718 |
| Issuance of common stock | 29 | 8 | 9 |
| Retirement of senior notes | (376) | (396) | (788) |
| Payment of common stock dividends | (211) | (154) | (114) |
| Payment of preferred stock dividends | — | (8) | (11) |
| Debt issuance costs and financing fees | (6) | (11) | (5) |
| Redemption of preferred stock | — | (239) | (4) |
| Increase (decrease) in notes payable | 7 | (85) | 15 |
| Net cash used in financing activities | (182) | (85) | (180) |
| **Net Change in Cash and Cash Equivalents** | $ — | $ — | $ — |
| **Cash and Cash Equivalents, Beginning of Period** | $ — | $ — | $ — |
| **Cash and Cash Equivalents, End of Period** | $ — | $ — | $ — |

The accompanying condensed notes are an integral part of these statements.

CMS ENERGY CORPORATION

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CMS Energy — Parent Company

Condensed Balance Sheets

| December 31 | 2011 | 2010 |
|---|---|---|
| | In Millions | |
| **ASSETS** | | |
| **Current Assets** | | |
| Notes and accrued interest receivable | $ 1 | $ 1 |
| Accounts receivable, including intercompany and related parties | 6 | 5 |
| Accrued taxes | 16 | — |
| Deferred income taxes | 3 | 13 |
| Total current assets | 26 | 19 |
| **Plant, Property, and Equipment** | | |
| Plant, property, and equipment | 16 | 16 |
| Less accumulated depreciation | (16) | (16) |
| Total plant, property, and equipment | — | — |
| **Other Non-current Assets** | | |
| Deferred income taxes | 367 | 372 |
| Investment in subsidiaries | 5,096 | 4,941 |
| Other investment — SERP | 23 | 19 |
| Other | 28 | 27 |
| Total other non-current assets | 5,514 | 5,359 |
| **Total Assets** | $5,540 | $5,378 |

CMS ENERGY CORPORATION

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CMS Energy — Parent Company

Condensed Balance Sheets

| December 31 | 2011 | 2010 |
|---|---|---|
| | In Millions | |
| **LIABILITIES AND EQUITY** | | |
| **Current Liabilities** | | |
| Current portion of long-term debt | $ 398 | $ 437 |
| Accounts and notes payable, including intercompany and related parties | 163 | 156 |
| Accrued interest, including intercompany | 28 | 27 |
| Accrued taxes | — | 81 |
| Other current liabilities | 5 | 5 |
| Total current liabilities | 594 | 706 |
| **Non-current Liabilities** | | |
| Long-term debt | 1,875 | 1,848 |
| Related party | 34 | 34 |
| Unamortized discount | (17) | (28) |
| Postretirement benefits | 24 | 23 |
| Other non-current liabilities | 2 | 2 |
| Total non-current liabilities | 1,918 | 1,879 |
| **Equity** | | |
| Common stockholders' equity | 3,028 | 2,793 |
| **Total Liabilities and Equity** | $5,540 | $5,378 |

The accompanying condensed notes are an integral part of these statements.

CMS ENERGY CORPORATION

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CMS Energy — Parent Company

Notes to the Condensed Financial Statements

**1: Basis of Presentation**

CMS Energy's condensed financial statements have been prepared on a parent-only basis. In accordance with Rule 12-04 of Regulation S-X, these parent-only financial statements do not include all of the information and notes required by GAAP for annual financial statements, and therefore these parent-only financial statements and other information included should be read in conjunction with CMS Energy's audited consolidated financial statements contained within Item 8. Financial Statements and Supplementary Data.

**2: Guarantees**

CMS Energy has issued guarantees with a maximum potential obligation of $112 million on behalf of some of its wholly owned subsidiaries. CMS Energy's maximum potential obligation consists primarily of payment obligations to third parties under commodity purchase and swap agreements at CMS ERM and to the DOE for non-payment by Consumers Energy in relation to the DOE settlement. The expiry dates of these guarantees vary, depending upon contractual provisions or upon the statute of limitations under the relevant governing law.

## CMS ENERGY CORPORATION

## SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

### Years Ended December 31, 2011, 2010, and 2009

| Description | Balance at Beginning of Period | Charged to Expense | Charged to Other Accounts | Deductions | Balance at End of Period |
|---|---|---|---|---|---|
| | | | In Millions | | |
| Allowance for uncollectible accounts[1] | | | | | |
| 2011 | $25 | $70 | $ — | $60 | $35 |
| 2010 | 23 | 53 | — | 51 | 25 |
| 2009 | 26 | 47 | — | 50 | 23 |
| Deferred tax valuation allowance | | | | | |
| 2011 | $19 | $ 1 | $ — | $— | $20 |
| 2010 | 34 | 1 | (15) | 1 | 19 |
| 2009 | 32 | 2 | — | — | 34 |
| Allowance for notes receivable[1] | | | | | |
| 2011 | $ 5 | $ 4 | $ — | $ 4 | $ 5 |
| 2010 | 6 | 4 | — | 5 | 5 |
| 2009 | 34 | 7 | — | 35 | 6 |

[1] Deductions are write-offs of uncollectible accounts, net of recoveries.

## CONSUMERS ENERGY COMPANY

## SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

### Years Ended December 31, 2011, 2010, and 2009

| Description | Balance at Beginning of Period | Charged to Expense | Charged to Other Accounts | Deductions | Balance at End of Period |
|---|---|---|---|---|---|
| | | | In Millions | | |
| Allowance for uncollectible accounts[1] | | | | | |
| 2011 | $23 | $70 | $— | $60 | $33 |
| 2010 | 21 | 53 | — | 51 | 23 |
| 2009 | 24 | 47 | — | 50 | 21 |
| Deferred tax valuation allowance | | | | | |
| 2011 | $— | $ 1 | $— | $— | $ 1 |
| 2010 | — | — | — | — | — |
| 2009 | — | — | — | — | — |

[1] Deductions are write-offs of uncollectible accounts, net of recoveries.

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## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, CMS Energy Corporation has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 23rd day of February 2012.

CMS ENERGY CORPORATION

By /s/ JOHN G. RUSSELL

John G. Russell
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of CMS Energy Corporation and in the capacities indicated and on the 23rd day of February 2012.

| Signature | Title |
|---|---|
| (i) Principal executive officer: | |
| /s/ JOHN G. RUSSELL<br>John G. Russell | President and Chief Executive Officer |
| (ii) Principal financial officer: | |
| /s/ THOMAS J. WEBB<br>Thomas J. Webb | Executive Vice President and Chief Financial Officer |
| (iii) Controller or principal accounting officer: | |
| /s/ GLENN P. BARBA<br>Glenn P. Barba | Vice President, Controller and Chief Accounting Officer |
| (iv) A majority of the Directors: | |
| *<br>Merribel S. Ayres | Director |
| *<br>Jon E. Barfield | Director |
| *<br>Stephen E. Ewing | Director |
| *<br>Richard M. Gabrys | Director |
| *<br>David W. Joos | Director |
| *<br>Philip R. Lochner, Jr. | Director |
| *<br>Michael T. Monahan | Director |
| *<br>John G. Russell | Director |
| *<br>Kenneth L. Way | Director |
| *<br>John B. Yasinsky | Director |

* By /s/ Thomas J. Webb

Thomas J. Webb, Attorney-in-Fact

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Consumers Energy Company has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 23rd day of February 2012.

CONSUMERS ENERGY COMPANY

By /s/ JOHN G. RUSSELL
John G. Russell
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of Consumers Energy Company and in the capacities indicated and on the 23rd day of February 2012.

| Signature | Title |
|---|---|
| (i) Principal executive officer: | |
| /s/ John G. Russell<br>John G. Russell | President and Chief Executive Officer |
| (ii) Principal financial officer: | |
| /s/ Thomas J. Webb<br>Thomas J. Webb | Executive Vice President and Chief Financial Officer |
| (iii) Controller or principal accounting officer: | |
| /s/ Glenn P. Barba<br>Glenn P. Barba | Vice President, Controller and Chief Accounting Officer |
| (iv) A majority of the Directors: | |
| *<br>Merribel S. Ayres | Director |
| *<br>Jon E. Barfield | Director |
| *<br>Stephen E. Ewing | Director |
| *<br>Richard M. Gabrys | Director |
| *<br>David W. Joos | Director |
| *<br>Philip R. Lochner, Jr. | Director |
| *<br>Michael T. Monahan | Director |
| *<br>John G. Russell | Director |
| *<br>Kenneth L. Way | Director |
| *<br>John B. Yasinsky | Director |

* By /s/ Thomas J. Webb
Thomas J. Webb, Attorney-in-Fact

# BOARD OF DIRECTORS

**Merribel S. Ayres**
(C, G)
President, Lighthouse Consulting Group, LLC. Formerly Chief Executive Officer of the National Independent Energy Producers.

**Jon E. Barfield**
(A, G)
As of March 6, 2012, President and Chief Executive Officer of LJ Holdings Investment Company, LLC. Formerly Chairman and President of The Bartech Group, Inc.

**Stephen E. Ewing**
(C, F)
Retired. Formerly Vice Chairman of DTE Energy and formerly President and Chief Executive Officer of Michigan Consolidated Gas Company.

**Richard M. Gabrys**
(A, F)
Formerly Interim Dean of the School of Business Administration of Wayne State University. Retired Vice Chairman of Deloitte LLP.

**David W. Joos**
(E*)
Chairman of the Board, CMS Energy and Consumers Energy. Formerly President and Chief Executive Officer of CMS Energy and Chief Executive Officer of Consumers Energy.

**Philip R. Lochner, Jr.**
(A, E, G*)
Presiding Director of CMS Energy and Consumers Energy and Director of several public companies.

**Michael T. Monahan**
(A*, E, F)
President, Monahan Enterprises, LLC. Formerly Chairman and Chief Executive Officer of Munder Capital Management and President of Comerica Bank.

**John G. Russell**
President and Chief Executive Officer of CMS Energy and Consumers Energy. Formerly President and Chief Operating Officer of Consumers Energy.

**Kenneth L. Way**
(C, E, F*)
Retired. Formerly Chairman and Chief Executive Officer of Lear Corporation.

**John B. Yasinsky**
(C*, E, G)
Retired. Formerly Chairman and Chief Executive Officer of OMNOVA Solutions Inc. and Chairman and Chief Executive Officer of GenCorp.

A = Audit Committee

C = Compensation and Human Resources Committee

E = Executive Committee

F = Finance Committee

G = Governance and Public Responsibility Committee

* = Committee Chair

# EXECUTIVE OFFICERS

**John G. Russell**
President and Chief Executive Officer, CMS Energy and Consumers Energy

**Thomas J. Webb**
Executive Vice President and Chief Financial Officer, CMS Energy and Consumers Energy

**James E. Brunner**
Senior Vice President and General Counsel, CMS Energy and Consumers Energy

**John M. Butler**
Senior Vice President, Human Resources and Shared Services, CMS Energy and Consumers Energy

**David G. Mengebier**
Senior Vice President, Governmental and Public Affairs and Chief Compliance Officer, CMS Energy and Consumers Energy

**William E. Garrity**
Senior Vice President, Energy Initiatives and Strategy Consumers Energy

**Jackson L. Hanson**
Senior Vice President, Electric Generation, Consumers Energy

**Daniel J. Malone**
Senior Vice President, Distribution and Customer Operations, Consumers Energy

**Glenn P. Barba**
Vice President, Controller and Chief Accounting Officer, CMS Energy and Consumers Energy

# SHAREOWNER INFORMATION

The most recent certifications by our chief executive and chief financial officers pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002, regarding the quality of our public disclosures, are filed as exhibits to our Form 10-K for 2011. Our chief executive officer's most recent certification to the New York Stock Exchange, regarding compliance with the Exchange's corporate governance listing standards, was submitted June 6, 2011.

**2012 Annual Meeting**
Consumers Energy's 2012 annual meeting is scheduled for 9 a.m. on May 18 at the company's headquarters at One Energy Plaza, Jackson, Michigan. Security holder documents will be mailed in April and will be available in the Investor Relations section of CMS Energy's Web site, www.cmsenergy.com.

**Stock Exchange Listing**
CMS Energy Common Stock (CMS) and Consumers Energy Preferred Stock (CMS-PA and CMS-PB) are traded on the New York Stock Exchange.

**Shareowner Information**
Our services for shareowners are available in the Shareholder Services section of CMS Energy's Web site, www.cmsenergy.com. Financial reports, recent filings with the Securities and Exchange Commission and news releases are available in the Investor Relations section of CMS Energy's Web site.

Inquiries about stock ownership, stock purchase, change of address, dividend payments, dividend reinvestment and CMS Energy's stock purchase plan also may be directed to:

Investor Services Department
One Energy Plaza
Jackson, MI 49201-2357

Telephone: (517) 788-1868
Fax: (517)788-1859
E-mail: invest@cmsenergy.com

**Financial and Operating Information**
Investor Relations Department
One Energy Plaza
Jackson, MI 49201-2357

Telephone: (517) 788-2590

**Transfer Agent, Registrar and Paying Agent**
Investor Services Department
One Energy Plaza
Jackson, MI 49201-2357

**CMS Energy Stock Ownership**
CMS Energy shareowners can choose either direct or indirect CMS Energy stock ownership. With direct stock ownership, shares are registered in your name; you can purchase additional shares directly from the company with no commission or service charge; you can enjoy the benefits of direct communication with the company; and you can participate in the CMS Energy stock purchase plan. With indirect stock ownership, your shares are held in "street name" by a broker, and communications from the company come through your broker, rather than directly from the company. If you are interested in direct ownership, please visit CMS Energy's Web site, www.cmsenergy.com/shareholder or contact Investor Services.

**Eliminate Duplicate Mailings**
Shareowners who receive multiple copies of this annual report and the Consumers Energy information statement, due to multiple accounts at the same address, can request the elimination of duplicate documents. Shareowners of record should contact the Investor Services Department; other shareowners should contact their broker. Shareowners who want to receive these documents electronically instead of in print form should contact Investor Services or their broker.

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Jackson, Michigan 49201-2357